EXHIBIT T3E.1

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

:
In re	:	Chapter 11
:
UNO RESTAURANT HOLDINGS	:	Case No. 10-10209 (MG)
CORPORATION, et al.,	:
	:	(Jointly Administered)
Debtors.	:
:

FIRST AMENDED DISCLOSURE
STATEMENT FOR THE FIRST AMENDED JOINT
CONSOLIDATED PLAN OF REORGANIZATION UNDER
CHAPTER 11 OF THE BANKRUPTCY CODE FOR UNO RESTAURANT HOLDINGS
CORPORATION AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION

WEIL, GOTSHAL & MANGES LLP
Joseph H. Smolinsky
767 Fifth Avenue
New York, New York, 10153
(212) 310-8000

Attorneys for Debtors and
Debtors in Possession

AKIN GUMP STRAUSS HAUER & FELD LLP
Michael S. Stamer
Philip C. Dublin
One Bryant Park
New York, New York 10036
(212) 872-1000

Counsel for the Majority Noteholder Group

Dated:           May 7, 2010

THE PLAN PROPONENTS BELIEVE THAT THE PLAN WILL MAXIMIZE THE RECOVERY FOR THE DEBTORS’ CREDITORS AND ALL PARTIES IN INTEREST, ENABLE THE DEBTORS TO REORGANIZE SUCCESSFULLY, AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS AND THEIR CREDITORS.  THE PLAN PROPONENTS URGE CREDITORS TO VOTE TO ACCEPT THE PLAN.

Page
I.	SUMMARY OF THE PLAN			5
II.	INTRODUCTION			6
	A.	HOLDERS OF CLAIMS ENTITLED TO VOTE		7
	B.	VOTING PROCEDURES		9
	C.	CONFIRMATION HEARING		10
III.	OVERVIEW OF THE PLAN			11
	A.	OVERVIEW OF CHAPTER 11		11
	B.	CORPORATE STRUCTURE		11
	C.	BUSINESS BACKGROUND		12
		1.	General	12
		2.	Description of the Debtors’ Businesses	12
		3.	Management of the Company	15
		4.	Employee and Labor Matters	15
		5.	Properties and Assets	15
		6.	Legal Proceedings and Claims	17
		7.	Voluntary Disclosure Program	19
	D.	SIGNIFICANT PREPETITION INDEBTEDNESS		19
		1.	The Prepetition Credit Agreement	19
		2.	The Senior Secured Notes	20
		3.	Intercreditor Agreement	20
IV.	KEY EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASES			21
	A.	DECLINE IN FINANCIAL PERFORMANCE		21
		1.	Background	21
		2.	Turnaround Efforts	21
	B.	THE RESTRUCTURING		22
		1.	The Restructuring Support Agreement	22
		2.	The Rights Offering and the Backstop Commitment	23
		3.	The New Second Lien Notes	23
		4.	The New First Lien Credit Agreement	24
		5.	The Creditors’ Committee Settlement and the Claims Purchase	24
		6.	The Consulting Agreement	24

i

(continued)
Page
		7.	The Management Incentive Plan	24
		8.	Settlement of Claims	24
	C.	THE DIP FACILITY NEGOTIATIONS		25
	D.	TERMINATION OF LEASES		25
V.	THE CHAPTER 11 CASES			26
	A.	FIRST DAY ORDERS		26
	B.	CREDITORS’ COMMITTEE		26
	C.	THE DIP FACILITY		26
	D.	REJECTION OF CERTAIN AGREEMENTS		27
	E.	SCHEDULES AND BAR DATE		27
VI.	THE PLAN OF REORGANIZATION			28
	A.	INTRODUCTION		28
	B.	CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS UNDER THE PLAN OF REORGANIZATION		28
		1.	Unclassified	30
		2.	Classified	32
	C.	MEANS OF IMPLEMENTING THE PLAN		34
		1.	Claims Purchase	34
		2.	Substantive Consolidation of Debtors for Plan Purposes Only	35
		3.	Restructuring Transactions	36
		4.	Corporate Action	36
		5.	Corporate Existence	36
		6.	Rights Offering	36
		7.	Issuance of New Second Lien Notes	38
		8.	Issuance of Common Stock	38
		9.	Entry into New First Lien Credit Agreement	38
		10.	Cancellation of Notes, Instruments, and Interests	39
		11.	Management Incentive Plan	39
		12.	Cancellation of Liens	39
		13.	Compromise of Controversies	40
		14.	Exemption from Transfer Taxes	40
		15.	Costs and Expenses of Reorganization	40

(continued)
Page
D.	PLAN PROVISIONS GOVERNING DISTRIBUTION		40
	1.	Date of Distributions	40
	2.	Disbursing Agent	40
	3.	Manner of Payment under the Plan	41
	4.	Delivery of Distributions	41
	5.	Fractional New Common Stock	41
	6.	Fractional Dollars	42
	7.	Time Bar to Cash Payments	42
	8.	Distributions After Effective Date	42
	9.	Setoffs	42
	10.	Allocation of Plan Distributions Between Principal and Interest	42
	11.	Distribution Record Date	43
	12.	Senior Secured Notes Indenture Trustee as Claim Holder	43
E.	PROCEDURES FOR TREATING DISPUTED CLAIMS		43
	1.	Objections	43
	2.	Estimation of Claims	43
	3.	Distributions After Allowance	43
	4.	Limitations on Amounts to be Distributed to Holders of Deductible Claims	44
F.	PROVISIONS GOVERNING EXECUTORY CONTRACTS AND UNEXPIRED LEASES		44
	1.	Assumption or Rejection of Executory Contracts and Unexpired Leases	44
	2.	Approval of Assumption or Rejection of Executory Contracts and Unexpired Leases	44
	3.	Cure of Defaults	45
	4.	Inclusiveness	45
	5.	Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan	45
	6.	Insurance Policies	45
	7.	Survival of the Debtors’ Indemnification Obligations	46
	8.	Survival of Other Employment Arrangements	46
G.	CONDITIONS PRECEDENT		46

(continued)
Page
	1.	Conditions Precedent to Confirmation	46
	2.	Conditions Precedent to the Effective Date	47
	3.	Waiver of Conditions	47
	4.	Failure of Conditions Precedent	47
H.	EFFECT OF CONFIRMATION		48
	1.	Vesting of Assets in the Reorganized Debtors	48
	2.	Discharge of Claims and Termination of Interests	48
	3.	Discharge of Debtors	48
	4.	Injunction on Claims	49
	5.	Terms of Existing Injunctions or Stays	49
	6.	Exculpation	50
	7.	Preservation of Causes of Action / Reservation of Rights	50
	8.	Injunction on Causes of Action	51
	9.	Releases By The Debtors	51
	10.	Releases By The Holders of Claims and Interests	51
I.	RETENTION OF JURISDICTION		52
J.	MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN		53
	1.	Modification of Plan	53
	2.	Revocation or Withdrawal of the Plan	54
K.	MISCELLANEOUS PROVISIONS		54
	1.	Effectuating Documents and Further Transactions	54
	2.	Withholding and Reporting Requirements	54
	3.	Plan Supplement	54
	4.	Payment of Statutory Fees	55
	5.	Payment of Post-Effective Date Fees of Senior Secured Notes Indenture Trustee and Claims Purchasing Agent	55
	6.	Dissolution of Creditors’ Committees and Cessation of Fee and Expense Payment	55
	7.	Expedited Tax Determination	55
	8.	Post-Effective Date Fees and Expenses	55
	9.	Substantial Consummation	56

(continued)
Page
		10.	Severability	56
		11.	Governing Law	56
		12.	Time	56
		13.	Binding Effect	56
		14.	Solicitation of the Plan	56
		15.	Exhibits/Schedules	57
		16.	Notices	57
		17.	Closing of the Chapter 11 Cases	58
VII.	FINANCIAL INFORMATION, PROJECTIONS AND VALUATION ANALYSIS			59
	A.	HISTORICAL FINANCIAL INFORMATION		59
	B.	FINANCIAL PROJECTIONS		59
		1.	Scope of Financial Projections	61
		2.	Summary of Significant Assumptions	61
	C.	VALUATION		64
		1.	Valuation Overview	64
		2.	Methodology	65
		3.	Valuation of the Reorganized Uno Companies	66
VIII.	CERTAIN FACTORS AFFECTING THE DEBTORS			68
	A.	CERTAIN BANKRUPTCY LAW CONSIDERATIONS		68
		1.	Risk of Non-Confirmation of the Plan of Reorganization	68
		2.	Non-Consensual Confirmation	68
		3.	Risk of Delay in Confirmation of the Plan	68
	B.	ADDITIONAL FACTORS TO BE CONSIDERED		68
		1.	The Plan Proponents Have No Duty to Update	68
		2.	No Representations Outside This Disclosure Statement Are Authorized	68
		3.	Financial Projections and Other Forward-Looking Statements Are Not Assured, and Actual Results May Vary	69
		4.	Plan Proponents Could Withdraw the Plan	69
		5.	No Legal or Tax Advice Is Provided to You by This Disclosure Statement	69
		6.	No Admission Made	69

v

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Page
		7.	A Liquid Trading Market for the New Common Stock is Unlikely to Develop	69
		8.	Business Factors and Competitive Conditions	69
		9.	Variances from Financial Projections	77
	C.	CERTAIN TAX MATTERS		77
IX.	CONFIRMATION OF THE PLAN OF REORGANIZATION			78
	A.	CONFIRMATION HEARING		78
	B.	REQUIREMENTS FOR CONFIRMATION OF THE PLAN OF REORGANIZATION		79
		1.	Requirements of Section 1129(a) of the Bankruptcy Code	79
		2.	Requirements of Section 1129(b) of the Bankruptcy Code	82
X.	ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN			83
	A.	LIQUIDATION UNDER CHAPTER 7		83
	B.	ALTERNATIVE PLAN OF REORGANIZATION		83
XI.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN			84
XII.	CONCLUSION			96

TABLE OF EXHIBITS

Exhibit A	The Plan
Exhibit B	Projected Financial Information
Exhibit C	Liquidation Analysis for Debtors
Exhibit D	Debtors’ Prepetition Organizational Chart
Exhibit E	Ownership of Acquisition Parent Common Stock
Exhibit F	Historical Audited and Unaudited Financial Statements of Uno Restaurant Holdings Corporation

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT (THE “DISCLOSURE STATEMENT”) IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE FIRST AMENDED JOINT CONSOLIDATED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE FOR UNO RESTAURANT HOLDINGS CORPORATION AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION DATED MAY 7, 2010, AS MAY BE MODIFIED AMENDED, AND/OR SUPPLEMENTED FROM TIME TO TIME (THE “PLAN”) AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN.  NO SOLICITATION OF VOTES TO ACCEPT THE PLAN MAY BE MADE EXCEPT PURSUANT TO SECTION 1125 OF TITLE 11 OF THE UNITED STATES CODE (THE “BANKRUPTCY CODE”).1

ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.  ALL HOLDERS OF CLAIMS SHOULD CAREFULLY READ AND CONSIDER FULLY THE RISK FACTORS SET FORTH IN SECTION VIII OF THIS DISCLOSURE STATEMENT BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.  A COPY OF THE PLAN IS ANNEXED HERETO AS EXHIBIT A.  PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS ANNEXED TO THE PLAN AND THIS DISCLOSURE STATEMENT.  THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.  IN THE EVENT OF ANY CONFLICT BETWEEN THE DESCRIPTION SET FORTH IN THIS DISCLOSURE STATEMENT AND THE TERMS OF THE PLAN, THE TERMS OF THE PLAN WILL GOVERN.

THE DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE UNITED STATES BANKRUPTCY CODE AND RULE 3016(b) OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH OTHER NON-BANKRUPTCY LAW.

CERTAIN STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING PROJECTED FINANCIAL INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS.  THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES.  FORWARD-LOOKING STATEMENTS ARE PROVIDED IN THIS DISCLOSURE STATEMENT PURSUANT TO THE SAFE HARBOR ESTABLISHED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SHOULD BE EVALUATED IN THE CONTEXT OF THE ESTIMATES, ASSUMPTIONS, UNCERTAINTIES, AND RISKS DESCRIBED HEREIN.

FURTHER, READERS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS HEREIN ARE BASED ON ASSUMPTIONS THAT ARE

_________________________
1 Capitalized terms not defined herein shall have the meaning ascribed to them in the Plan.

BELIEVED TO BE REASONABLE, BUT ARE SUBJECT TO A WIDE RANGE OF RISKS INCLUDING, BUT NOT LIMITED TO, RISKS ASSOCIATED WITH (I) FUTURE FINANCIAL RESULTS AND LIQUIDITY, INCLUDING THE ABILITY TO FINANCE OPERATIONS IN THE NORMAL COURSE, (II) VARIOUS FACTORS THAT MAY AFFECT THE VALUE OF THE NEW COMMON STOCK TO BE ISSUED UNDER THE PLAN, (III) THE RELATIONSHIPS WITH AND PAYMENT TERMS PROVIDED BY TRADE CREDITORS, (IV) ADDITIONAL FINANCING REQUIREMENTS POST-RESTRUCTURING, (V) FUTURE DISPOSITIONS AND ACQUISITIONS, (VI) THE EFFECT OF COMPETITIVE PRODUCTS, SERVICES OR PRICING BY COMPETITORS, (VII) CHANGES TO THE COSTS OF COMMODITIES AND RAW MATERIALS, (VIII) THE PROPOSED RESTRUCTURING AND COSTS ASSOCIATED THEREWITH, (IX) THE ABILITY TO OBTAIN RELIEF FROM THE BANKRUPTCY COURT TO FACILITATE THE SMOOTH OPERATION UNDER CHAPTER 11, (X) THE CONFIRMATION AND CONSUMMATION OF THE PLAN, AND (XI) EACH OF THE OTHER RISKS IDENTIFIED IN THIS DISCLOSURE STATEMENT.  DUE TO THESE UNCERTAINTIES, READERS CANNOT BE ASSURED THAT ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT.  THE PLAN PROPONENTS ARE UNDER NO OBLIGATION TO (AND EXPRESSLY DISCLAIM ANY OBLIGATION TO) UPDATE OR ALTER ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE, UNLESS INSTRUCTED TO DO SO BY THE BANKRUPTCY COURT.

AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS.  THIS DISCLOSURE STATEMENT WILL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING INVOLVING THE DEBTORS OR ANY OTHER PARTY, NOR WILL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, THE DEBTORS AND DEBTORS IN POSSESSION IN THESE CHAPTER 11 CASES.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED HEREIN, AND THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION STATED SINCE THE DATE HEREOF.  HOLDERS OF CLAIMS SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT IN ITS ENTIRETY, INCLUDING THE PLAN, PRIOR TO VOTING ON THE PLAN.

SUMMARIES OF CERTAIN PROVISIONS OF AGREEMENTS REFERRED TO IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE FULL TEXT OF THE APPLICABLE AGREEMENT, INCLUDING THE DEFINITIONS OF TERMS CONTAINED IN SUCH AGREEMENT.

THE PLAN PROPONENTS BELIEVE THAT THE PLAN WILL MAXIMIZE THE RECOVERY FOR THE DEBTORS’ CREDITORS AND ALL PARTIES IN INTEREST, ENABLE THE DEBTORS TO REORGANIZE

SUCCESSFULLY, AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS AND THEIR CREDITORS.  THE PLAN PROPONENTS URGE CREDITORS TO VOTE TO ACCEPT THE PLAN.

THE PLAN PROPONENTS URGE THE DEBTORS’ CREDITORS TO VOTE TO ACCEPT THE PLAN.  THE PLAN PROPONENTS BELIEVE THAT THE PLAN PROVIDES THE HIGHEST AND BEST RECOVERY FOR THE DEBTORS’ CREDITORS.

THE CREDITORS’ COMMITTEE ALSO STRONGLY ENCOURAGES ALL CREDITORS TO VOTE IN FAVOR OF THE PLAN.  THE CREDITORS’ COMMITTEE WAS ACTIVELY INVOLVED IN THE FORMULATION OF THE PLAN AND BELIEVES THAT THE PLAN PROVIDES THE HIGHEST AND BEST RECOVERY FOR THE DEBTORS’ CREDITORS.

IRS CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, HOLDERS OF CLAIMS AND INTERESTS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY HOLDERS OF CLAIMS OR INTERESTS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE DEBTORS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF CLAIMS AND INTERESTS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

I.

SUMMARY OF THE PLAN

Pursuant to Section 1125 of title 11 of the Bankruptcy Code, the Plan Proponents submit this Disclosure Statement to all holders of Claims against, and Interests in, Uno Restaurant Holdings Corporation and its debtor affiliates (referred to herein collectively as, “Uno,” the “Debtors” or the “Company”) in connection with the Debtors’ Plan, attached hereto as Exhibit A.  Unless otherwise defined herein, capitalized terms used herein shall have the same meanings ascribed to them in the Plan.  Please note that, to the extent any inconsistencies exist between this Disclosure Statement and Plan, the Plan shall govern.

The purpose of this Disclosure Statement is to provide holders of Claims and Interests with adequate information about (1) the Debtors’ history and businesses, (2) the Chapter 11 Cases, (3) the Plan and alternatives to the Plan, (4) the rights of holders of Claims and Interests under the Plan, and (5) other information necessary to enable parties entitled to vote on the Plan to make an informed judgment as to whether to vote to accept or reject the Plan.

Under the Plan, the Senior Secured Noteholders will receive all of the equity of the Reorganized Debtors, subject to certain agreed-upon dilutions, as set forth herein, as well as a Cash distribution.  General Unsecured Creditors will receive no distribution from the Debtors under the Plan; however, in a settlement reached between the Majority Noteholder Group and the Creditors’ Committee, the Majority Noteholder Group has agreed to use its Cash distribution to purchase certain General Unsecured Claims, at a purchase price of 10% of the proposed amount of such Claim as determined by the Majority Noteholder Group in consultation with the Creditors’ Committee, and as reflected on the Claims Purchase Schedule, subject to certain conditions, limitations and adjustments set forth in the Plan and the Plan Supplement.  Existing Equity Holders will receive no distribution on account of their Interests.

Following careful consideration of all alternatives, the Debtors determined that the commencement of the Chapter 11 Cases and the filing of the Plan were prudent and necessary steps to maximize the going concern value of the Debtors’ business.  Through the commencement of these Chapter 11 Cases, the Debtors intend to restructure their debt obligations while continuing normal operations.  Importantly, the proposed debt restructuring pursuant to the Plan will enhance the Debtors’ liquidity and reduce their leverage.

The Debtors commenced their Chapter 11 Cases after extensive discussions over the past several months among the Debtors and the Majority Noteholder Group.  The discussions resulted in the Debtors and the Majority Noteholder Group (along with Centre Partners) entering into the Restructuring Support Agreement, dated as of January 19, 2010 (as amended), pursuant to which the members of the Majority Noteholder Group have agreed to support the Restructuring Transactions contemplated by the Plan and to vote to accept the Plan.

On January 20, 2010, the Debtors filed voluntary petitions for relief under the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).  On March 15, 2010, the Plan Proponents filed their proposed Plan to effect the financial restructuring agreed to between the Debtors, the Creditors’ Committee, the Majority Noteholder Group, and the other parties to the Restructuring Support Agreement.

THE PLAN PROPONENTS BELIEVE THAT THE PLAN WILL ENABLE THE DEBTORS TO REORGANIZE SUCCESSFULLY AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS AND THEIR CREDITORS.  THE PLAN PROPONENTS URGE CREDITORS TO VOTE TO ACCEPT THE PLAN.

II.

INTRODUCTION

Pursuant to Section 1125 of the Bankruptcy Code, the Plan Proponents submit this Disclosure Statement to holders of Claims against, and Interests in, the Debtors in connection with (i) the solicitation of acceptances of the Plan, and (ii) the hearing to consider confirmation of the Plan (the “Confirmation Hearing”) scheduled for Monday, June 21, 2010 at 11:00 a.m. (prevailing Eastern Time).

Annexed as Exhibits to this Disclosure Statement are copies of the following documents:

(1)	The Plan (Exhibit A);

(2)	The Debtors’ Projected Financial Information (Exhibit B);

(3)	The Debtors’ Liquidation Analysis (Exhibit C);

(4)	Chart of the Debtors’ prepetition organizational structure (Exhibit D);

(5)	Ownership of common stock of Uno Acquisition Parent, Inc. (“Acquisition Parent”) (Exhibit E); and

(6)	Certain Historical Audited and Unaudited Financial Statements of Uno Restaurant Holdings Corporation (Exhibit F).

ALL EXHIBITS TO THE DISCLOSURE STATEMENT ARE INCORPORATED INTO AND ARE A PART OF THIS DISCLOSURE STATEMENT AS IF SET FORTH IN FULL HEREIN.

Those holders of Claims that the Plan Proponents believe may be entitled to vote to accept or reject the Plan have also received a Ballot for the acceptance or rejection of the Plan.

On or around Tuesday, May 11, 2010, after notice and a hearing, the Bankruptcy Court signed an order approving, among other things, this Disclosure Statement and establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (the “Disclosure Statement Order”), approving this Disclosure Statement as containing adequate information of a kind and in sufficient detail to enable a hypothetical investor of the relevant classes to make an informed judgment whether to accept or reject the Plan.  APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN.

The Disclosure Statement Order sets forth in detail, among other things, the deadlines, procedures and instructions for voting to accept or reject the Plan and for filing objections to confirmation of the Plan, the record date for voting purposes and the applicable standards for tabulating Ballots.  In addition, detailed voting instructions accompany each Ballot.  Each holder of a Claim entitled to vote on the Plan should read this Disclosure Statement, the Plan, the Disclosure Statement Order and the instructions accompanying the Ballots in their entirety before voting on the Plan.  These documents contain important information concerning the classification of Claims and Interests.  No solicitation of votes to accept the Plan may be made except pursuant to Section 1125 of the Bankruptcy Code.

A.   HOLDERS OF CLAIMS ENTITLED TO VOTE

Pursuant to the provisions of the Bankruptcy Code and the Disclosure Statement Order, only certain holders of allowed claims or interests in “impaired” classes are entitled to vote on the Plan (unless such holders, for reasons discussed in more detail below, are deemed to accept or reject the Plan).  Under Section 1124 of the Bankruptcy Code, a class of claims or interests are deemed to be “impaired” under the Plan unless (1) the Plan leaves unaltered the legal, equitable and contractual rights to which such claim or interest entitles the holder thereof or (2) notwithstanding any legal right to an accelerated payment of such claim or interest, the Plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

Through this vote, the Debtors’ goal is to consummate a financial restructuring transaction that will significantly reduce the Debtors’ outstanding debt and put the Debtors in a stronger financial position for future growth and stability.

The following table summarizes the estimated recovery for the holders of Claims and Interests under the Plan:

Class	Type of Claim or Interest	Treatment	Approximate Allowed Amount2	Approximate Percentage Recovery3
1	Priority Non-Tax Claims	Unimpaired	0	100%
2	Secured Tax Claims	Unimpaired	0	100%
3	Other Secured Claims	Unimpaired	41,133,944	100%
4	Senior Secured Notes Claims4	Impaired	82,139,134	100%
5	General Unsecured Claims	Impaired	74,885,6535	0%

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2 The amounts set forth herein are estimates based on the Debtors’ books and records and are expressed in U.S. dollars, except for Interests which are expressed in number of shares or units outstanding.  Actual amounts will depend upon the, final reconciliation and resolution of all Claims, and the negotiation of cure amounts.  Accordingly, the actual amounts may vary from the amounts set forth herein.

3 The approximate percentage recovery for each Class set out in this Disclosure Statement is based on certain assumptions, which are subject to change.

4 The approximate Allowed Amount reflects only the secured portion of the claim and does not include the Noteholder Deficiency Claim.

5 Includes General Unsecured Claims of $8,950,343 and Noteholder Deficiency Claim of $65,935,310.

Class	Type of Claim or Interest	Treatment	Approximate Allowed Amount2	Approximate Percentage Recovery3
6	Subordinated Claims	Impaired	0	0%
7	Intercompany Claims	Unimpaired	0	100%
8	Intercompany Interests	Unimpaired	0	100%
9	Interests	Impaired	50,452.908 shares 6,022.285 units6	0%

Note: While holders of Class 5 General Unsecured Claims are entitled to receive no distribution under the Plan on account of their Claims, under the Committee Settlement, certain holders of General Unsecured Claims, under specified terms and conditions, may elect to participate in the Claims Purchase described in Section 5.8 of the Plan.

THE PLAN PROPONENTS RECOMMEND THAT HOLDERS OF CLAIMS IN CLASSES 4 (SENIOR SECURED NOTES CLAIMS) AND 5 (GENERAL UNSECURED CLAIMS) VOTE TO ACCEPT THE PLAN.

The Debtors’ primary legal advisor is Weil, Gotshal & Manges LLP, and their financial advisor is Jefferies & Company, Inc. (“Jefferies”).  They can be contacted at:

Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Tel: (212) 310-8000 Attn: Joseph H. Smolinsky	Jefferies & Company, Inc. 520 Madison Avenue New York, New York Tel: (212) 708-2733 Attn: Richard Klein

The Majority Noteholder Group’s legal advisor is Akin Gump Strauss Hauer & Feld LLP.  They can be contacted at:

Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, NY 10036 Tel: (212) 872-1000 Attn: Michael Stamer Philip Dublin Kristina Wesch

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6 Shares issuable upon the exercise of options.

The Creditors’ Committee’s legal advisor is Cooley Godward Kronish LLP, and their financial advisor is FTI Consulting, Inc.  They can be contacted at:

Cooley Godward Kronish LLP 1114 Avenue of the Americas New York, New York 10036 Tel: (212) 479-6000 Attn: Jay R. Indyke Jeffrey L. Cohen
FTI Consulting, Inc.
3 Times Square
New York, New York 10036
Tel: (212) 782-3500
Attn: Steven Simms

-and-

200 State Street, 2nd Floor
Boston, Massachusetts 02109
Tel: (617) 897-1500
Attn: Michael Nowlan

B.	VOTING PROCEDURES

If you are entitled to vote to accept or reject the Plan, a Ballot is enclosed for the purpose of voting on the Plan.  If you hold Claims in more than one Class and you are entitled to vote Claims in more than one Class, you will receive separate Ballots, which must be used for each separate Class of Claims.

To be counted, your Ballot must be received, pursuant to the following instructions, by the Debtors’ Voting Agent at the following address, before the Voting Deadline of 4:00 p.m. (prevailing Eastern Time) on Monday, June 14, 2010 (the “Voting Deadline”):

Kurtzman Carson Consultants LLC
2335 Alaska Avenue
El Segundo, CA 90245
Attn:  Uno Claims Processing Center
Tel:  (877) 770-0502

DO NOT RETURN ANY OTHER DOCUMENTS WITH YOUR BALLOT.  TO BE COUNTED, YOUR BALLOT INDICATING ACCEPTANCE OR REJECTION OF THE PLAN AND, IF APPLICABLE, ELECTION TO PARTICIPATE IN THE CLAIMS PURCHASE, MUST BE RECEIVED BY THE VOTING AGENT NO LATER THAN 4:00 P.M. (PREVAILING EASTERN TIME) ON MONDAY, JUNE 14, 2010.  ANY EXECUTED BALLOT RECEIVED THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR A REJECTION OF THE PLAN SHALL NOT BE COUNTED.

HOLDERS OF SENIOR SECURED NOTES CLAIMS MUST RETURN THEIR NOTEHOLDER BALLOTS TO THEIR VOTING NOMINEE BY THE DATE SPECIFIED BY THE VOTING NOMINEE ON THE NOTEHOLDER BALLOTS, WHICH DATE WILL BE EARLIER THAN THE VOTING DEADLINE.

Any Claim in an Impaired Class as to which an objection or request for estimation is pending or which is listed on the Schedules as unliquidated, disputed or contingent is not entitled to vote unless the holder of such Claim has obtained an order of the Bankruptcy Court temporarily allowing such Claim for the purpose of voting on the Plan.

Pursuant to the Disclosure Statement Order, the Bankruptcy Court set Tuesday, May 11, 2010 as the record date for holders of Claims entitled to vote on the Plan.  Accordingly, only holders of record as of the applicable record date that otherwise are entitled to vote under the Plan will receive a Ballot and may vote on the Plan.

If you are a holder of a Claim entitled to vote on the Plan and you did not receive a Ballot, received a damaged Ballot or lost your Ballot or if you have any questions concerning this Disclosure Statement, the Plan or the procedures for voting on the Plan, please call Kurtzman Carson Consultants LLC at (877) 770-0502.

C.	CONFIRMATION HEARING

Pursuant to Section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on Monday, June 21, 2010 at 11:00 a.m. (prevailing Eastern Time) before the Honorable Martin Glenn, Room 501, United States Bankruptcy Court for the Southern District of New York, Alexander Hamilton House, One Bowling Green, New York, New York 10004.  The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan must be served and filed so that they are received on or before Monday, June 14, 2010 at 4:00 p.m. (prevailing Eastern Time) in the manner described below in Section IX.A of this Disclosure Statement.  The Confirmation Hearing may be adjourned from time to time without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

III.

OVERVIEW OF THE PLAN

GENERAL INFORMATION

A.	OVERVIEW OF CHAPTER 11

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code.  Under Chapter 11 of the Bankruptcy Code (“Chapter 11”), a debtor is authorized to reorganize its business for the benefit of itself, its creditors and its interest holders.  In addition to permitting the rehabilitation of a debtor, another goal of Chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated interest holders with respect to the distribution of a debtor’s assets.  The commencement of a Chapter 11 reorganization case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the petition date.  The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

The consummation of a plan of reorganization is the principal objective of a Chapter 11 reorganization case.  A plan of reorganization sets forth the means for satisfying claims against, and interests in, a debtor.  Confirmation of a plan of reorganization by the bankruptcy court binds the debtor, any issuer of securities under the plan, any person acquiring property under the plan and any creditor or interest holder of a debtor.  Subject to certain limited exceptions, the order approving confirmation of a plan discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan.

Certain holders of claims against, and interests in, a debtor are permitted to vote to accept or reject a plan of reorganization.  Prior to soliciting acceptances of a proposed plan, however, Section 1125 of the Bankruptcy Code requires a plan proponent to prepare, and obtain bankruptcy court approval of, a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical investor of the relevant classes to make an informed judgment regarding the plan.  The Plan Proponents are submitting this Disclosure Statement to holders of Claims against, and Interests in, the Debtors to satisfy the requirements of Section 1125 of the Bankruptcy Code.

B.	CORPORATE STRUCTURE

The organizational chart attached hereto as Exhibit D provides a general overview of the prepetition corporate structure of Uno Restaurants Holdings Corporation (“URHC”) and its affiliated Debtors.

URHC is the direct or indirect parent company of each of the other Debtors except Acquisition Parent, Uno Holdings LLC (“Holdings I”), and Uno Holdings II LLC (“Holdings II”).  URHC is wholly owned by Holdings II, a Delaware limited liability company, which is in turn wholly owned by Holdings I.  Holdings I is also a Delaware limited liability company and is wholly owned by Acquisition Parent.

URHC is a Delaware corporation authorized to issue 100 shares of common stock, par value $0.01 per share (the “URHC Common Stock”).  As of the date of this Disclosure Statement, there is one share of URHC Common Stock issued and outstanding.  The URHC Common Stock has not been registered under the Securities Act, or any non-U.S. or state securities laws.

Acquisition Parent is a Delaware corporation authorized to issue two types of capital stock: 65,000 shares of common stock, par value $0.01 per share (the “Acquisition Parent Common Stock”) and 25,000 shares of preferred stock, par value $0.01 per share (the “Acquisition Parent Preferred Stock”).  As of the date of this Disclosure Statement, there are 50,452.908 shares of Acquisition Parent Common Stock issued and outstanding.7  There are no shares of Acquisition Parent Preferred Stock issued and outstanding.  Neither the Acquisition Parent Common Stock nor the Acquisition Parent Preferred Stock has been registered under the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder (the “Securities Act”) or under any non-U.S. or state securities laws.  The ownership of the Acquisition Parent Common Stock is indicated in Exhibit E hereto.

C.	BUSINESS BACKGROUND

1.	General

URHC maintains its principal corporate offices at two adjacent buildings at 45 and 100 Charles Park Road, West Roxbury, Massachusetts.  As of the date of this Disclosure Statement, Uno Restaurants, LLC (a wholly owned subsidiary of URHC, “URC”) employs approximately 5,500 employees on behalf of the Debtors.

Uno invented the Chicago-style, deep-dish pizza in its original “Pizzeria Uno” restaurant, which opened in Chicago, Illinois in 1943.  In 1994, as part of its strategy of serving a broader guest base, Uno started expanding its restaurant concept from a casual pizza restaurant into a full-service, casual dining restaurant with a diverse menu.  As part of its expanded concept, Uno transitioned the name of its restaurants to “Uno Chicago Grill®,” and all of the restaurants opened since October 2003 have emphasized the Uno Chicago Grill® name.  In recent years, Uno developed two additional concepts -- Uno Due Go® and Uno Express®.  Uno Due Go® is a quick casual concept designed for a variety of traditional and non-traditional venues ranging in size from 500 to 3,500 square feet.  Uno Express® is a quick service concept designed for a variety of non-traditional venues ranging in size from 100 to 1,500 square feet.  To date, Uno operates, as well as franchises and licenses, restaurants under the Uno Chicago Grill®, Uno Due Go® and Uno Express® trade names.  Uno also expanded its brand to include an extensive consumer products business that manufactures products under the Uno® brand.

In 2005, URHC merged with Uno Restaurant Merger Sub, Inc. (the “2005 Merger”), a newly incorporated corporation indirectly owned by Centre Partners Management LLC and certain other affiliated funds (collectively, “Centre Partners”), with URHC being the surviving entity.  Prior to the 2005 Merger, Mr. Aaron Spencer and his family members were the majority equity holders of URHC.  As a result of the 2005 Merger, URHC became an indirect wholly-owned subsidiary of Acquisition Parent, of which Centre Partners is the majority shareholder.  The remaining equity in Acquisition Parent is held by Mr. Aaron Spencer, his family, Uno’s Management and other investors.

2.	Description of the Debtors’ Businesses

The Debtors’ principal business is to operate and franchise a full-service, casual dining restaurant chain under the “Uno” brand.  In addition, the Debtors operate an extensive consumer products business that manufactures products under the Uno® brand (“Uno Foods”).  As of the date of this Disclosure Statement, there are 91 Company-operated Uno Chicago Grill® full service casual dining

_____________________________
7 In addition, there are 6,022.285 options relating to Acquisition Parent Common Stock as of the Petition Date of which 1,818 have vested, with a strike price of $1,000 per share.

restaurants; a total of 77 restaurants operated by franchisees comprised of 73 full service casual dining restaurants, two take-out restaurants, and two Uno Due Go® units, located in 26 states, the District of Columbia, Puerto Rico, South Korea, United Arab Emirates, Kuwait, Honduras, and Saudi Arabia; and 219 Uno Express® locations located throughout the United States operated by third parties.

i.	Company-Operated Restaurants

As of the date hereof, the Debtors and their respective subsidiaries operate 91 Uno Chicago Grill® full service restaurants located in 15 states and the District of Columbia.  Uno Chicago Grill® is a full service casual dining concept featuring the Debtors’ signature deep dish pizza and a wide variety of menu items prepared daily in the restaurants.  The Debtors’ typical Uno Chicago Grill® restaurant ranges in size from approximately 5,800 to 6,200 square feet, has a seating capacity for approximately 180 to 210 guests, and is open from 11:00 a.m. to midnight, seven days per week.  The restaurants also feature a lounge and full service bar and offer take-out service that accounted for 17% and 8%, respectively, of the Company-operated restaurant sales in the fiscal year ended September 27, 2009 (“Fiscal Year 2009”).  As of September 2009, (i) the Company-operated restaurants accounted for approximately 86% of the Debtors’ revenue and 67% of EBITDA (exclusive of SG&A costs).

ii.	Franchise Operations

As of the date hereof, the Debtors have a total of 40 franchisees, excluding franchisees who have signed development agreements but have not yet opened their first restaurant.  All the franchise agreements or franchise development agreements with Uno’s franchisees have been entered into by Pizzeria Uno Corporation (“PUC”), which is also the entity that holds Uno’s intellectual property rights.

The Debtors require new domestic franchisees to pay a non-refundable development fee of $10,000 for each restaurant that the franchisee commits to develop when a development agreement is signed.  The Debtors also require the non-refundable payment of the full franchise fee of $40,000 for the first restaurant to be developed and half the franchise fee for each additional restaurant to be developed at the signing of the development agreement.  As franchise agreements are signed for individual restaurants, the remaining half of the franchise fee becomes payable.  In addition, subject to the multi-franchise discount program, the Debtors charge franchisees a continuing monthly royalty of 5% of adjusted gross restaurant sales, which does not include certain items such as tips, complimentary meals, and employee discounts.  The royalty rate for the Debtors’ quick casual Uno Due Go® franchise is also 5%, but the franchise fee for Uno Due Go® is $25,000.  Royalty rates and franchise fees for international franchises are negotiated on an individual basis.

As of the date hereof, there are a total of 77 restaurants operated by franchisees comprised of 73 full service casual dining restaurants, two take-out restaurants, and two Uno Due Go® units, located in 20 states, the District of Columbia, Puerto Rico, South Korea, United Arab Emirates, Kuwait, Honduras, and Saudi Arabia.  Uno Due Go® is a quick casual concept designed for a variety of traditional and non traditional venues ranging in size from 500 to 3,500 square feet.  The Uno Due Go® menu, which may include alcohol, features the Debtors’ signature deep dish and gourmet flat bread pizzas as well as salads, sandwiches, soup, snacks, breakfast, and a wide variety of beverages and grab-and-go items.  The first two Uno Due Go® units were opened by a franchisee in November 2008 and are located in the Dallas Fort Worth airport.  As of September 2009, the franchisees’ operated restaurants accounted for approximately 2% of the Debtors’ revenue and 18% of EBITDA (exclusive of SG&A costs).

iii.	Uno Express

As of the date hereof, there are a total of 219 Uno Express® locations operated by third parties in a variety of locations, including, among others, movie theatres, food courts, sports complexes, colleges and universities, travel plazas, and airports.

Uno Express® is a quick service concept designed for a variety of non-traditional venues ranging in size from 100 to 1,500 square feet.  All Uno Express® locations are operated by third parties and there are no royalties or licensing fees associated with the Uno Express® concept.  The Uno Express® menu features Uno’s signature individual deep dish pizza, gourmet flat bread pizzas, or its hand tossed pizza by the slice, all of which are purchased through Uno Foods.  Accordingly, all revenue associated with the sale of products to third-parties who operate Uno Express locations is included in consumer products sales.

iv.	Consumer Products Business

The Debtors have capitalized on the Uno brand by developing a consumer products business through Uno Foods.  Uno Foods produces a variety of high quality, refrigerated and frozen deep-dish and thin crust pizzas and pizza-related items sold primarily under the Uno brand.  The majority of the consumer products customers include airlines, movie theaters, hotels, schools, colleges, universities, casinos, travel plazas, club stores, supermarkets, and a variety of retail venues.  The consumer products business complements the Debtors’ restaurant business by increasing brand awareness and enabling their customers to purchase Uno branded products outside their restaurants.  The Debtors lease an approximately 40,000 square foot manufacturing facility in Brockton, Massachusetts, which houses the Uno Foods business.  The facility is leased from an affiliate of Mr. Aaron Spencer.

Uno Foods also supplies frozen crusts and calzones for the Debtors’ Company-operated restaurants and restaurants operated by franchisees.  As of September 2009, Uno Foods accounted for approximately 12% of the Debtors’ revenue and 15% of EBITDA (exclusive of SG&A costs).

v.	Gift Cards

Like most restaurant chains, the Debtors maintain an active gift card program.  In the ordinary course of business, Uno Enterprises, Inc. (“Uno Enterprises”), a Debtor, sells two types of gift cards to customers: (a) physical gift cards (the “Physical Gift Cards”) and (b) virtual gift cards (the “Virtual Gift Cards” and together with the Physical Gift Cards, the “Gift Cards”).  Physical Gift Cards are available for purchase, in amounts up to $999 per card, by customers at restaurants owned and operated by Uno, Uno franchised restaurants, third-party locations (e.g., supermarkets and convenience stores), on the Uno website (www.unos.com) and on various other third-party websites. Physical Gift Cards that are sold at third-party locations and on various websites are distributed by several third-party distributors, including Blackhawk Network, Inc.  Virtual Gift Cards are available on two websites, the Uno website (www.unos.com) and the website of CashStar, Inc. (“CashStar”) (www.cashstar.com), for amounts ranging from $10 to $100 and are emailed to recipients upon purchase. Virtual Gift Cards are distributed by CashStar.  Gift Cards are redeemable at any of the restaurants owned and operated by the Debtors and at Uno franchised restaurants but may not be redeemed for cash (except where required by law).  In instances in which Gift Cards are purchased at a restaurant owned and operated by the Debtors but redeemed at a franchised restaurant, or vice versa, there is an automatic reimbursement associated therewith. These reimbursements occur on a weekly basis.

3.	Management of the Company

The following table summarizes the Debtors’ Management structure:

Name	Title
Francis W. Guidara	Chief Executive Officer and President
Roger L. Zingle	Chief Operating Officer
Louie Psallidas	Senior Vice President - Finance, Chief Financial Officer, and Treasurer
William J. Golden	Senior Vice President - Operations
George W. Herz II	Senior Vice President - General Counsel, and Secretary
Roger C. Ahlfeld	Senior Vice President - Human Resources and Training
Richard K. Hendrie	Senior Vice President - Marketing
Chuck Kozubal	Senior Vice President - Uno Foods
Louis Miaritis	Senior Vice President - Franchise and Purchasing
Jamie Strobino	Senior Vice President - New Concept Development

4.	Employee and Labor Matters

As of the date hereof, URC employs approximately 5,500 employees on behalf of the Debtors, of which 2,185 are full-time and 3,315 are part time.  These employees include approximately 110 corporate personnel and approximately 370 field service or restaurant managers and trainees.  The remaining employees are restaurant personnel, many of whom are employed part time.  While most of the employees are employed by URC, Uno Foods also hires certain part time workers through temporary employment agencies.

The employees are generally not covered by collective bargaining agreements except for approximately 110 employees working in three of the Debtors’ downtown Chicago restaurants, who are members of the UNITE HERE Local.  These employees were covered by a collective bargaining agreement which expired on November 30, 2009.  Discussions with union representatives with respect to the renewal of this collective bargaining agreement are currently underway.

5.	Properties and Assets

The Debtors’ primary assets consist of the Company-owned restaurants and manufacturing facility, all of which are leased, intellectual property relating to the Uno brand, and an approximately 18,000 square foot facility in Norwood, Massachusetts, which houses their test kitchen, research and development offices, and training center.  The Debtors’ other assets include equipment located in the restaurants and the manufacturing facility.

i.	Restaurants and Restaurants Related Leases

The Debtors operate 91 restaurants (excluding franchise locations), which, in addition to the 25 underperforming restaurants that the Debtors closed shortly prior to, and after, the Petition Date, accounted for approximately $247,847,000 or 86% of the Debtors’ total revenue in Fiscal Year 2009.  These Company-operated restaurants are located in both urban and suburban areas in a variety of shopping centers, malls and freestanding buildings.  As of the date of this Disclosure Statement, 85% of the Debtors’ Company-operated restaurants are in suburban locations, and the Debtors currently intend to target both urban and suburban sites with high retail traffic as part of their expansion strategy.

The following table summarizes the number and locations of the Debtors’ Company-operated restaurants and restaurants operated by their franchisees as of the date hereof.

		Operated
	Company	by
STATE/COUNTRY	Operated	Franchisees	Total
DOMESTIC
Arizona	-	1	1
California	-	3	3
Colorado	-	1	1
Connecticut	2	-	2
Delaware	-	1	1
Florida	6	3	9
Illinois	5	1	6
Indiana	1	2	3
Maine	2	-	2
Maryland	6	2	8
Massachusetts	25	3	28
Michigan	-	3	3
New Hampshire	5	-	5
New Jersey	1	6	7
New Mexico	-	1	1
New York	19	6	25
Ohio	2	3	5
Pennsylvania	2	9	11
Puerto Rico	-	6	6
Rhode Island	3	-	3
South Carolina	-	1	1
Texas	-	3	3
Vermont	1	-	1
Virginia	10	4	14
Washington, D.C.	1	1	2
West Virginia	-	1	1
Wisconsin	-	6	6
INTERNATIONAL
South Korea	-	3	3
Kuwait	-	1	1
United Arab Emirates	-	3	3
Honduras	-	1	1
Saudi Arabia	-	2	2
TOTAL RESTAURANTS	91	77	168

As of the date of this Disclosure Statement, all of the Company-operated restaurants are located on leased property.  The leases for these restaurants typically have initial terms of 15 or 20 years with certain renewal options and provide for a base rent plus real estate taxes, insurance, and other expenses.  The leases for some of the Debtors’ Company-operated restaurants also include additional percentage rents based on restaurant sales.  Nine of the Company-operated restaurants are leased from

Mr. Aaron Spencer, who was the majority equity holder prior to the 2005 Merger and also is a director and chairman Emeritus, and members of Mr. Spencer’s family.

ii.	Intellectual Property

Uno regards its trademarks, service marks, trade dress, business know-how, and proprietary recipes as having significant value and as being an important factor in the marketing of their products.  PUC’s most significant marks include, but are not limited to: “Uno®,” “Uno Chicago Grill®,” “Uno Due Go®,” “Uno Express®,” “Pizzeria Uno,” “Pizzeria Uno Chicago Bar & Grill,” “Uno Chicago Pizza”, “Pizzeria Due,” “Su Casa,” and “Uno Insiders’ Club”.  The Debtors’ policy is to establish, enforce and protect their intellectual property rights (including but not limited to brand names, business processes, recipes, customer lists, and similar proprietary rights) by using the intellectual property laws, and/or through contractual arrangements, such as franchising, development and license agreements.  During Fiscal Year 2009, the Debtors derived approximately $6,730,000, or 2% of their revenue from their franchise, franchise development and licensing arrangements.

iii.	Production Plant

Uno Foods produces pizzas and pizza-related products for the Debtors’ consumer products business in an approximately 40,000 square foot production plant in Brockton, Massachusetts.  This facility is leased by the Debtors from Spencer Family, LLC, an entity controlled by Mr. Spencer and his family, and is currently being operated at approximately 65% of total capacity.

iv.	Executive Offices

The Debtors’ executive offices are located in two adjacent buildings in West Roxbury, Massachusetts, which are leased from Mark Spencer and Lisa Cohen, Mr. Spencer’s children.  The lease term is 10 years and nine months, commencing on April 1, 2002, with one additional five-year option to renew.  The two buildings consist of approximately 29,500 square feet of space and house the Debtors’ executive, administrative, and clerical offices.

6.	Legal Proceedings and Claims

In the ordinary course of business, the Debtors are the subject of a number of loss contingencies involving workers compensation and general liability claims related to the Debtors’ restaurant locations.  The Debtors are also the subject of agency proceedings involving the Equal Employment Opportunity Commission (the “EEOC”), State Human Rights Commissions, and other similar and/or local agencies.  The loss contingencies and general liability claims are handled through the Debtors’ insurance carriers.  The Debtors also have employment practices liability insurance in the event of significant claims.

The material or potentially material pending or threatened actions against the Debtors, as of the date hereof, are as described below.

i.	Andrea Ruggiero v. Uno Restaurants, LLC and Mohammed Balal

On May 9, 2008, Ruggiero filed her initial charge of discrimination with both the Massachusetts Commission Against Discrimination and the EEOC.  The EEOC issued a Notice of Right to Sue on December 8, 2008 and terminated its investigation of the complaint with no finding.  Ruggiero filed a civil action in federal court against URC, Uno Foods, and Mohammed Balal on December 10,

2008, alleging sexual harassment, inadequate response, and retaliation in violation of 42 U.S.C. 2000E, M.G.L. Chapter 151B§4, and M.G.L. Chapter 214§1C, intentional implication of emotional distress, assault and battery, seeking an award of compensatory and punitive damages and attorney fees.  On December 23, 2008, Ruggiero filed an amended complaint that did not include Uno Foods.  Mohammed Balal has been served in this matter, and the Debtors have put in an answer to the complaint.  A conference with the court was held on December 9, 2009, and the Debtors filed initial disclosures on January 8, 2010.  Uno Restaurants, LLC filed an answer on February 3, 2009.

ii.	Uno of Massachusetts, Inc. vs. TMI Properties, Fairhaven, LLC

On or about May 11, 2009, Uno of Massachusetts, Inc. (“UMI”) filed a complaint against TMI Properties, Fairhaven, LLC (“TMI”), the landlord of a certain piece of commercial property on which UMI operates a restaurant, for a refund on an overpayment of its proportionate share of the real estate tax liability.  In the complaint, UMI sought a declaratory judgment for breach of contract in the amount of $70,014.39, as well as costs and expenses.

On or about June 19, 2009, TMI filed an answer and counterclaim alleging breach of contract for taxes due plus interest, a declaratory judgment, and estoppel and on January 10, 2010, TMI moved for a preliminary injunction seeking a court order for payment of disputed rents.

iii.	Sharon Berardi v. Uno Restaurants, LLC

Sharon Berardi filed a grievance with the EEOC for age-based discrimination.  On or about July 23, 2009, the EEOC dismissed the grievance after finding that Berardi had no probable cause.  On or about October 14, 2009, Berardi filed suit in Federal Court, District of Massachusetts, alleging a violation of the Age Discrimination in Employment Act of 1967 under 29 U.S.C.§621 et. seq. and a violation of M.G.L. Chapter 151B: Age Based Discrimination.  URC accepted service of process in this matter on December 8, 2009, and filed an answer to the complaint on December 30, 2009.

iv.	The Landover Maryland Incident

During the Superbowl in February 2008, an argument erupted between two groups of customers in the restaurant operated by UR of Landover MD, Inc.  An altercation ensued and one person drew a gun shooting and killing two people in the restaurant.  In addition, one person was shot and killed outside the restaurant in the parking lot.

The restaurant was not cited for any liquor violations by Prince George’s County in connection with the incident.  The relevant decedents are represented by counsel, but none of the Debtors has been served with any complaint in connection with such incident and no written demand has been made to date.

The Debtors carry $1,000,000 in liquor liability coverage, $2,000,000 in general liability coverage, and a $25,000,000 umbrella policy.  The incident has been reported to the Debtors’ insurance carriers.

v.	Greater Orlando Aviation Authority v. URC II, LLC, f/k/a Uno Restaurants, Inc. and Uno Restaurant Corporation, etc.

Greater Orlando Aviation Authority brought an action against URC II, LLC for breach of lease in Orange County Circuit Court in Florida.  On or about December 1, 2009, URC II, LLC filed an answer and affirmative defenses.  A motion to dismiss was filed on behalf of Uno Restaurant Corporation as guarantor of URC II, LLC.  A hearing was held in February 2010, but no decision has been rendered by the court.

vi.	Sixth Avenue Owner, LLC v. Uno Restaurants of New York Inc. d/b/a Pizzeria Uno

Sixth Avenue Owner, LLC brought an action for breach of lease before the Civil Court for the City of New York, New York County.  A notice of petition for non-payment and judgment was filed.  The lease was part of the Debtors’ Lease Rejection Motion dated January 22, 2010.

7.	Voluntary Disclosure Program

The Company applied to various states’ voluntary disclosure programs to resolve potential tax liabilities related to prior tax years.  These potential tax liabilities may become actual tax liabilities if various state tax authorities determine that the Company was subject to corporate income tax based on its activity in each state.  The Company expects to enter into voluntary disclosure agreements with various states to settle these potential tax liabilities.  In addition, the Company expects to incur liabilities for state tax examinations that were completed or in process as of the Petition Date.  As of the date hereof, the estimated allowed amount for priority tax claims is $5,706,669.

D.	SIGNIFICANT PREPETITION INDEBTEDNESS

The agreements evidencing the Debtors’ significant indebtedness are described below.

1.	The Prepetition Credit Agreement

Each of URHC and its subsidiaries (other than certain inactive subsidiaries) is a borrower (collectively the “Debtor Borrowers”) under the Credit Agreement, dated February 22, 2005, as amended by the First Amendment, dated as of November 22, 2005, Second Amendment, dated as of December 30, 2005, Third Amendment, dated as of May 4, 2006, Fourth Amendment, dated as of August 14, 2006, Fifth Amendment, dated as of October 3, 2006, Sixth Amendment, dated as of January 12, 2007, Seventh Amendment, dated as of January 29, 2009 and Eighth Amendment, dated as of December 14, 2009 (the “Prepetition Credit Agreement”), by and among Uno Restaurant Merger Sub, Inc. (which merged into URHC as a result of the 2005 Merger), URHC and each of its subsidiaries that are signatories thereto, Wells Fargo Foothill, Inc. (n/k/a Wells Fargo Capital Finance, Inc.) as the Arranger and Administrative Agent (the “Prepetition Administrative Agent”) and certain lenders party thereto (the “Prepetition Lenders”).  Holdings II is a guarantor under the Prepetition Credit Agreement (collectively, with the Debtor Borrowers, the “Debtor Grantors”).  The Prepetition Credit Agreement provided for a revolving credit facility not to exceed the lesser of (a) $32 million and (b) (i) 2.50 times the Debtors’ trailing 12 months’ EBITDA less (ii) the outstanding term loans less (iii) any reserves established by the Prepetition Administrative Agent in revolving credit loans, including letters of credit up to the amount available under the revolving credit facility (the “Revolving Credit Facility”). The Prepetition Credit Agreement also provided for a term loan facility in the original aggregate principal amount of $14.250 million (the “Term Loan”).

The amounts borrowed under the Prepetition Credit Agreement were used to provide a portion of the proceeds required to consummate the 2005 Merger, pay fees and expenses incurred in connection with the 2005 Merger and to provide for working capital and other general corporate purposes.  As of the Petition Date, approximately $33.9 million was outstanding under the Prepetition Credit

Agreement, excluding accrued and unpaid cash interest, in addition to approximately $9,775,000 related to letters of credit issued respectively in favor of Westchester Fire Insurance Company, US Foodservice Inc., Hanover Insurance Company and/or Massachusetts Bay Insurance Company, GE Capital Franchise Finance Corporation and Zuno Property LLC.  The maturity date for the Term Loan and all revolving advances incurred under the Revolving Credit Facility was February 22, 2010.

Pursuant to the various Security Agreements among the Debtor Grantors and the Prepetition Administrative Agent (collectively, the “First Lien Security Agreements”), (i) the Debtor Grantors granted a first-priority security interest in favor of the Prepetition Administrative Agent in substantially all of the Debtor Grantors’ assets, including all receivables, contracts, contract rights, equipment, intellectual property, inventory and all other tangible and intangible assets of each Debtor Grantor and each direct and indirect subsidiary of each Debtor Grantor and subject to certain customary exceptions and (ii) Holdings II pledged all of the capital stock of URHC, in each case qualified by the terms of the First Lien Security Agreements and subject to the Intercreditor Agreement (see below) (collectively the “Prepetition Collateral”).  In accordance with the Final DIP Order (defined below), proceeds of the DIP facility were used to pay all outstanding amounts due and owing under the Prepetition Credit Agreement on January 21, 2010.

2.	The Senior Secured Notes

URHC is the issuer of 10% Senior Secured Notes due 2011 (the “Senior Secured Notes”; holders of the Senior Secured Notes being hereinafter referred to as “Senior Secured Noteholders”), in the aggregate outstanding principal amount of $142 million, issued pursuant to that certain Indenture, dated as of February 22, 2005, among URHC, Holdings II, U.S. Bank National Association, as Trustee (the “Senior Secured Notes Indenture Trustee”) and other parties thereto.  The Senior Secured Notes mature on February 15, 2011.  Interest thereon is payable semi-annually on February 15 and August 15 of each year.  All of the proceeds from the issuance of the Senior Secured Notes was used to provide the funds required to consummate the 2005 Merger.

The Senior Secured Notes are guaranteed by Holdings II and all of the subsidiaries of URHC (except for certain inactive subsidiaries) (the “Senior Secured Notes Guarantors”).  Pursuant to that certain Security Agreement, dated February 22, 2005 (the “Senior Secured Notes Security Agreement”), the Debtors (other than Acquisition Parent, Holdings I and certain inactive subsidiaries of URHC) granted to the Senior Secured Notes Indenture Trustee second priority liens on the Prepetition Collateral, in each case qualified by the terms of the Senior Secured Notes Security Agreement and subject to the Intercreditor Agreement (see below).

3.	Intercreditor Agreement

The relative priorities of liens held by the Prepetition Lenders and the Senior Secured Noteholders are set forth in the Intercreditor Agreement, dated February 22, 2005, between the Prepetition Administrative Agent and the Senior Secured Notes Indenture Trustee (the “Intercreditor Agreement”).  In accordance with the Intercreditor Agreement, the Prepetition Administrative Agent’s liens on any Prepetition Collateral were senior in all respect and prior to the Senior Secured Notes Indenture Trustee’s liens on any Prepetition Collateral, up to $50 million subject to certain adjustment.  While the Senior Secured Notes rank equally in right of payment with the indebtedness incurred under the Prepetition Credit Agreement and all other liabilities not expressly subordinated by their terms to the Senior Secured Notes, the Senior Secured Notes were effectively subordinated to the indebtedness outstanding under the Prepetition Credit Agreement, to the extent of the value and the assets securing such indebtedness.

IV.

KEY EVENTS LEADING TO THE
COMMENCEMENT OF THE CHAPTER 11 CASES

A.	DECLINE IN FINANCIAL PERFORMANCE

Over the course of 2009, the Debtors faced a challenging macroeconomic environment impacting the entire industry, which, taken together and in combination with the Debtors’ highly-leveraged financial structure, had a severely negative impact on the Debtors’ overall financial performance.  In addition, the Debtors’ Prepetition Credit Agreement was due to mature in February 2010 and the Senior Secured Notes were due to mature in February 2011.  Ultimately, these challenges precipitated the commencement of the Chapter 11 Cases.

1.	Background

In February 2005, Centre Partners and certain other investors completed a leveraged buyout of URHC and its subsidiaries.  Post-acquisition, as part of Centre Partners’ investment strategy, Uno sought to differentiate itself from its peers in the casual dining segment by upgrading the overall guest experience to offer properly prepared high quality foods and significantly improved service, and as a result implemented a number of initiatives, including a significant new and expanded menu with an enhanced nutritional focus, lounge upgrades, increased staffing levels and upgrades to restaurant management teams and field supervisory personnel.  Uno also launched a new advertising campaign with a focus on food quality.

While Uno began to see the benefits of its efforts in late 2006 and 2007, a difficult macroeconomic environment began to have a negative impact on Uno’s sales, as well as the overall restaurant industry.  As the national economy suffered and consumers cut discretionary spending, Uno, like its peers, experienced a decline in sales.  Reduced sales, coupled with increased structural costs, including the cost of key commodities, such as energy, wheat, and cheese, negatively impacted cash flow.  Accordingly, Uno’s ability to invest in its brand and its operations became impaired, and it became increasingly difficult to support its existing capital structure.

2.	Turnaround Efforts

In an effort to adapt to concurrent rising costs and reduced consumer demand associated with the current recession, beginning in 2008, Uno put in place stringent cost controls which significantly reduced its general and administrative expenses, advertising budgets, travel, recruitment, and training.  Capital investments were also significantly reduced, limiting new restaurant expansion and upgrades.  Despite these effective cost-saving measures, Uno suffered a net loss for fiscal year 2009 of approximately $22.2 million and a net loss for fiscal year 2008 of approximately $15.1 million.

Given the liquidity constraints faced by Uno, coupled with the impending maturity of the Senior Secured Credit Agreement in February 2010 and the Senior Secured Notes in February 2011, Uno began analyzing various restructuring alternatives and refinancing opportunities.  To this end, in July 2009, Uno engaged Jefferies to assist in exploring alternatives for restructuring or recapitalizing the Uno balance sheet.  Uno also retained Weil, Gotshal & Manges LLP as its restructuring counsel in July 2009.

Beginning in July 2009, Uno engaged in negotiations with an informal group of Senior Secured Noteholders (the “Majority Noteholder Group”), Centre Partners, and each of their respective legal advisors to develop a comprehensive plan to restructure and/or recapitalize the Uno balance sheet prior to the maturity of its long-term debt.  Uno also engaged in numerous discussions with the prepetition Administrative Agent, as agent for the Prepetition Lenders.

Over the course of the next several months, the parties continued their due diligence and worked towards a financial restructuring that would significantly reduce the Debtors’ outstanding debt through a restructuring involving a debt-for-equity exchange in which the Senior Secured Noteholders would receive one hundred percent (100%) of the equity in the reorganized Company (subject to dilution for New Common Stock distributed pursuant to the Management Incentive Plan and the Consulting Agreement), in exchange for, or extinguishment of, the Senior Secured Notes (the “Restructuring”).

As part of the Restructuring, Uno retained Huntley, Mullaney, Spargo & Sullivan, LLC (“Huntley”) to assist in reviewing Uno’s extensive lease portfolio and to identify cost savings associated with a restructuring of Uno’s leasehold interests.

B.	THE RESTRUCTURING

1.	The Restructuring Support Agreement

On January 19, 2010, Uno, the members of the Majority Noteholder Group, and Centre Partners executed the Restructuring Support Agreement.  The Restructuring Support Agreement includes as Exhibit A thereto a Summary of Principal Terms of Proposed Restructuring (the “Plan Term Sheet”).

Pursuant to the Restructuring Support Agreement, and subject to the conditions therein, Centre Partners and each of the members of the Majority Noteholder Group agreed, among other things, to support the Restructuring and, to the extent applicable, vote to accept the Plan.  Through the Restructuring Support Agreement, Uno has agreed, among other things, to prepare the Plan and related documents, in form and substance acceptable to the Majority Noteholder Group (and, in the case of the Consulting Agreement, Centre Partners).  As noted below, the Restructuring Support Agreement was later amended to reflect and incorporate the agreement in principle between the Majority Noteholder Group and the Creditors’ Committee.

The Restructuring Support Agreement sets forth certain milestones for the Chapter 11 Cases, including that the Petition Date shall be no later than February 1, 2010, the Plan shall be filed no later than March 15, 2010, the Disclosure Statement shall be approved by the Bankruptcy Court no later than May 14, 2010, and the Plan shall be confirmed no later than June 25, 2010.  Each of the forgoing milestones may be extended upon agreement by the Plan Proponents and the DIP Lenders.

In addition, the Plan Term Sheet contemplates (i) at the option of the Debtors, with the consent of the Majority Noteholder Group, a potential $27 million Rights Offering for New Second Lien Notes, fully backstopped by the members of the Majority Noteholder Group, the proceeds of which would be used to pay down the DIP Facility; and (ii) only in the event that the Debtors, with the consent of the Majority Noteholder Group, initiate the Rights Offering, the issuance of the New Second Lien Notes; (iii) entry by Uno Restaurant Holdings Corporation (“New Uno”) and its subsidiaries into the New First Lien Credit Agreement; (iv) a Claims Purchase mechanism; (v) entry into the Consulting Agreement; and (vi) entry into the Management Incentive Plan, each as further described below.

Implementing the Restructuring contemplated by the Plan, Plan Term Sheet and Restructuring Support Agreement will reduce Uno’s outstanding debt from approximately $176.3 million as of the Petition Date to approximately $40.0 million upon emergence from these Chapter 11 Cases.

2.	The Rights Offering and the Backstop Commitment

                      The Restructuring Support Agreement provides for a potential Rights Offering for New Second Lien Notes in the aggregate principal amount of $27 million, to be initiated only at the election of the Debtors, with the consent of the Majority Noteholder Group.  If initiated, the proceeds of the Rights Offering would be used to repay the outstanding obligations under the term loan portion of the DIP Facility.  Upon the consummation of the Rights Offering, each holder of an Allowed Senior Secured Notes Claim as of the Voting Record Date who makes the requisite election on its Ballot would have the opportunity, but not the obligation, to purchase, for Cash, New Second Lien Notes offered pursuant to the Rights Offering.  Specifically, each holder of an Allowed Senior Secured Notes Claim would have the opportunity to elect to purchase New Second Lien Notes up to an aggregate principal amount equal to (i) a fraction, the numerator of which is the principal amount of Senior Secured Notes held by such holder and the denominator of which is the aggregate outstanding principal amount of Senior Secured Notes multiplied by (ii) the total principal amount of New Second Lien Notes issued to the holders of Senior Secured Notes in the Rights Offering.

The members of the Majority Noteholder Group have agreed to fully backstop the Rights Offering, subject to certain customary conditions, including maximum debt of $55 million.  In consideration of such commitment, on the Effective Date the Backstop Parties will receive a fully earned non-refundable Cash fee equal to 2% of $27 million, which represents the maximum principal amount of New Second Lien Notes that may be offered for purchase.  If the Rights Offering is initiated and less than all of the Rights held by the Senior Secured Noteholders are exercised (or deemed exercised), each Backstop Party would purchase that principal amount of New Second Lien Notes equal to (i) the principal amount of New Second Lien Notes issuable upon exercise of such Rights that are not exercised (or deemed exercised) by the Senior Secured Noteholders multiplied by (ii) such Backstop Party’s Backstop Percentage.  The mechanics of the Rights Offering are set forth in Section 5.5 of the Plan, and the Rights Offering is discussed in further detail in Section VI. (C)(6) below.  Notwithstanding anything herein or in the Plan, the Debtors, with the consent of the Majority Noteholder Group, may elect not to initiate the Rights Offering and may instead elect to pursue alternate financing paths, some or all of the proceeds of which would be used to pay off the term loan portion of the DIP Facility.

3.	The New Second Lien Notes

If the Company, with the consent of the Majority Noteholder Group, elects to initiate the Rights Offering, then on the Effective Date New Second Lien Notes would be issued by URC.  The New Second Lien Notes would accrue interest at a rate of 15% per annum (of which 10% would be payable in Cash and 5% payable either in Cash or in kind at the discretion of the New Board) and would have a final maturity of ninety (90) days following the maturity date of the New First Lien Credit Agreement.  If issued, the obligation to repay the New Second Lien Notes would be guaranteed by New Uno and its subsidiaries and would be secured, on a second lien basis, by substantially all of the assets of New Uno and its subsidiaries as further set forth in the New Second Lien Notes Indenture, to be contained in the Plan Supplement.  If issued, the issuance of the New Second Lien Notes would be, and would be deemed, to the maximum extent provided in Section 1145 of the Bankruptcy Code and under applicable nonbankruptcy law, to be exempt from registration under any applicable federal or state securities laws, including under the Securities Act, and URC would not be subject to the reporting requirements of the Securities Exchange Act of 1934.  If issued, the New Second Lien Notes issued pursuant to the Plan will be fully paid and non-assessable and freely tradeable under Section 1145 of the Bankruptcy Code.

4.	The New First Lien Credit Agreement

Pursuant to the Restructuring Support Agreement, on the Effective Date, New Uno and its subsidiaries will enter into the New First Lien Credit Agreement, in form and substance acceptable to the Majority Noteholder Group, the proceeds of which will be used to repay the outstanding obligations under the revolving loan portion of the DIP Facility.  The New First Lien Credit Agreement will be substantially in the form contained in the Plan Supplement.

5.	The Creditors’ Committee Settlement and the Claims Purchase

In addition to receiving the New Common Stock, the Senior Secured Noteholders will also receive a Cash distribution from the Debtors.  In accordance with the Plan Term Sheet, upon confirmation of the Plan, the Senior Secured Noteholders will use such Cash distribution (the “Claims Purchase Funds”) to purchase certain General Unsecured Claims listed on the Claims Purchase Schedule, which is to be filed with the Plan Supplement.  The Creditors’ Committee’s support of the Plan is premised upon the Claims Purchase, and the Claims Purchase represents a settlement of Claims that the Creditors’ Committee may have against the Senior Secured Noteholders.  Given that there are no unencumbered assets available for distribution to General Unsecured Creditors, the Claims Purchase is the only means of a recovery for General Unsecured Creditors.  The mechanics of the Claims Purchase are set forth in Section 5.8 of the Plan, and the Claims Purchase is discussed in further detail in Section VI (C) below.

6.	The Consulting Agreement

Pursuant to the Restructuring Support Agreement, the parties thereto agreed to cause a newly formed Delaware LLC (“Consultant”) that will be controlled by Centre Partners, to enter into the Consulting Agreement with the Reorganized Debtors, under which Consultant will provide the Reorganized Debtors with certain consulting services.  Pursuant to the Consulting Agreement, the Consultant will receive 2% of the New Uno equity in the form of New Common Stock as compensation for the services provided under the Consulting Agreement, and under certain circumstances is eligible to receive up to an additional 2% of such New Common Stock or warrants for the purchase of New Common Stock. The Consulting Agreement will be substantially in the form filed with the Plan Supplement.

7.	The Management Incentive Plan

The Reorganized Debtors will approve and implement an incentive equity compensation plan for the benefit of Management.  The Management Incentive Plan will provide for 10% of the New Common Stock (on a fully diluted basis) to be issued to Management (the “Management Incentive Equity”).  The form, exercise price, vesting and allocation of the Management Incentive Equity will be determined by the Majority Noteholder Group, in consultation with the chief executive officer of New Uno.

8.	Settlement of Claims

Pursuant to Bankruptcy Rule 9019, in consideration for the classification, distribution, and other benefits provided under the Plan, upon the Effective Date, the provisions of the Plan shall constitute a good-faith compromise and settlement of all Claims or controversies resolved pursuant to the Plan.  All Plan distributions made to creditors holding Allowed Claims in any Class are intended to be and shall be final and no Plan distribution to the holder of a Claim in one Class shall be subject to being shared with or reallocated to the holders of any Claim in another Class by virtue of any prepetition collateral trust agreement, shared collateral agreement, subordination agreement, other similar inter-creditor arrangement or deficiency claim.

C.	THE DIP FACILITY NEGOTIATIONS

Prior to the Petition Date, the Debtors engaged Jefferies to advise and assist them in undertaking a marketing process to obtain debtor-in-possession financing to provide the Debtors with ongoing liquidity during the Chapter 11 Cases on terms most favorable to them.  As part of this marketing process, the Debtors recognized that the prepetition obligations owed to the Prepetition Lenders and the Senior Secured Noteholders were secured by substantially all of the Debtors’ real and personal property, such that either (i) the liens of the Prepetition Lenders and Senior Secured Noteholders would have to be primed to obtain postpetition financing, (ii) the Debtors would have to find a postpetition lender willing to extend credit that would be junior to the liens of the Prepetition Lenders and Senior Secured Noteholders; or (iii) the Debtors would have to obtain a super-priority DIP which repaid existing senior secured lenders in full.  After soliciting proposals from both existing lenders and third parties, the Debtors, in consultation with their advisors, determined that the DIP Facility was superior to other proposals, based on a number of factors when taken as a whole, including pricing, flexibility, availability and surety of close.  As a result, Wells Fargo Capital Finance, Inc. and the members of the Majority Noteholder Group agreed to provide a $52 million debtor-in-possession financing facility to enable the continued operation of the Debtors’ businesses, avoid short-term liquidity concerns, and preserve the going-concern value of the Debtors’ assets.

D.	TERMINATION OF LEASES

As part of their efforts to reduce their operating expenses, the Debtors engaged in an analysis of their various contracts and agreements, including unexpired leases (collectively, the “Executory Contracts”).  After an extensive analysis of Uno’s lease portfolio and each of the corresponding restaurants by Huntley and the Debtors, the Debtors determined that the closure of 25 restaurants would be in their best interests.  Prior to the Petition Date, the Debtors closed 17 underperforming restaurants and vacated the leased premises in which they are located.  Post-petition the Debtors have closed and vacated an additional eight (8) restaurants.  The Debtors continue to pursue the renegotiation of lease terms for certain other restaurant locations, which may result in additional restaurant closures.

V.

THE CHAPTER 11 CASES

A.	FIRST DAY ORDERS

On the Petition Date, the Debtors filed a series of motions seeking various relief from the Bankruptcy Court designed to minimize any disruption to the Debtors’ business operations and to facilitate the Debtors’ reorganization.  The relief sought in these motions is further described in the Affidavit of Louie Psallidas Pursuant to Bankruptcy Local Rule 1007-2 in Support of First-Day Motions and Applications [Doc. No. 3].

B.	CREDITORS’ COMMITTEE

On January 27, 2010, the U.S. Trustee, pursuant to its authority under Section 1102 of the Bankruptcy Code, appointed the Creditors’ Committee.  The current members of the Creditors’ Committee are (i) Circle Associates, c/o Diane J. Johnston and Brent C. Griswold, Trustees under The Haymar Family Trustee Agreement; (ii) Angelo Luppino, Jr. and Nancy Luppino; (iii) Amelia Island Plantation; (iv) NSTAR Electric Company and NSTAR Gas Company; and (v) Stone Ridge Construction Services.

C.	THE DIP FACILITY

On the Petition Date, the Debtors filed a motion to approve the DIP Financing Agreement. 8  By order dated January 20, 2010 (the “Interim DIP Order”), the Bankruptcy Court approved the DIP Facility on an interim basis.  Thereafter, the Debtors, the DIP Agent, the Majority Noteholder Group and the Creditors’ Committee entered into intensive negotiations regarding the terms of the DIP Facility.  On February 3, 2010, the Debtors filed a proposed final DIP order.  On February 4, 2010, the Creditor’s Committee filed an objection (the “DIP Objection”) to final approval of the DIP Facility on the basis, among other things, that the proposed milestones in the DIP Facility did not give it sufficient time to explore other avenues for the Debtors’ emergence from Chapter 11, did not give it sufficient time to perform a meaningful review of the Senior Secured Notes, that the adequate protection proposed under the DIP Facility was inappropriate, and that the Creditors’ Committee should have automatic standing to pursue any action on behalf of the Debtors’ Estates that it deems appropriate, without the need to seek approval from the Bankruptcy Court.

As further negotiations regarding the DIP Objection, and a related motion for the production of documents by the Majority Noteholder Group and Senior Secured Notes Indenture Trustee (the “Discovery Motion”) ensued, the Debtors, the Majority Noteholder Group, the Prepetition Agent, the DIP Agent, and the Senior Secured Notes Indenture Trustee each filed a responsive pleading to the DIP Objection, arguing, among other things, that the terms of the DIP Facility were appropriate, consistent with market practice, and represented the best financing terms available to the Debtors.

_______________________
8 Debtor-in-Possession Credit Agreement dated as of January 21, 2010 (the “DIP Financing Agreement”) by and among the Debtors, Wells Fargo Capital Finance, Inc., as agent (the “DIP Agent”) and certain lenders party from time to time thereto (the “Lenders” and, together with the DIP Agent, the “DIP Lenders”).  Pursuant to the DIP Financing Agreement, the DIP Lenders agreed to provide the debtor-in-possession credit facility (the “DIP Facility”).  References to the “Guaranty” shall mean the General Continuing Guaranty, dated as of January 21, 2010, amongst the Guarantors (as defined therein) party thereto.

Continued negotiations, and the modification of the proposed final order approving the DIP Facility to address some of the concerns of the Creditors’ Committee, enabled the parties to agree on a proposed final order approving the DIP Facility.  During these negotiations, the constituencies also reached a framework for a global settlement with the Creditors’ Committee in the Chapter 11 Cases.  See Section VI(C)(1) for further details.  As a result of the global settlement, the Creditors’ Committee agreed to withdraw the Discovery Motion without prejudice.

The Court entered a final order approving the DIP Facility on February 18, 2010 (the “Final DIP Order”).  Upon the closing of the DIP Facility, proceeds thereof were used to pay all outstanding amounts due and owing under the Prepetition Credit Agreement.

D.	REJECTION OF CERTAIN AGREEMENTS

Since the Petition Date , the Debtors have rejected 23 leases, comprised of the leases associated with 25 restaurants closed on or around the Petition date, of which two leases have been or will be transferred, sold or assigned for value to a third party without recourse, and therefore did not require rejection.  In addition to the above, three leases related to restaurants closed in a prior year were rejected, and are therefore not included in the 25 closed store count, and three restaurants were closed pursuant to the restructuring of a 12-store master lease, which although initially rejected, was subsequently reinstated.

E.	SCHEDULES AND BAR DATE

On March 1, 2010, each of the Debtors filed its schedules of assets and liabilities, schedules of current income and expenditures, schedules of executory contracts and unexpired leases, and statements of financial affairs (the “Schedules”).  On March 19, 2010, the Court entered an Order establishing April 30, 2010, at 5:00 p.m. (prevailing Eastern Time) as the last date and time for each person or entity to file proofs of claim based on prepetition Claims against any of the Debtors, including Claims arising under Section 503(b)(9) of the Bankruptcy Code (the “Bar Date”), and July 20, 2010 at 5:00 p.m. (prevailing Eastern Time) as the last date and time for governmental units to file proofs of claim based upon Claims against any of the Debtors (the “Governmental Bar Date”).

VI.

THE PLAN OF REORGANIZATION

A.	INTRODUCTION

The Plan is premised upon the substantive consolidation of the Debtors for the purposes of the Plan only.  Accordingly, for purposes of the Plan, the assets and liabilities of the Debtors are deemed the assets and liabilities of a single, consolidated entity.  The Plan Proponents believe that, by implementing the financial restructuring pursuant to the Plan, including the concomitant reduction in the Debtors’ debt levels, the Debtors will be afforded the opportunity to continue operating their business as a viable going concern.

The Plan is annexed hereto as Exhibit A and forms a part of this Disclosure Statement.  The summary of the Plan set forth below is qualified in its entirety by reference to the provisions of the Plan.

Statements as to the rationale underlying the treatment of Claims and Interests under the Plan are not intended to, and shall not, waive, compromise or limit any rights, claims or causes of action in the event the Plan is not confirmed.

B.	CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS UNDER THE PLAN OF REORGANIZATION

One of the key concepts under the Bankruptcy Code is that only claims and equity interests that are “allowed” may receive distributions under a Chapter 11 plan.  This term is used throughout the Plan and the descriptions below.  In general, an “allowed” claim or “allowed” equity interest simply means that the debtor agrees, or in the event of a dispute, that the Bankruptcy Court determines, that the claim or equity interest, and the amount thereof, is in fact a valid obligation of the debtor.  Section 502(a) of the Bankruptcy Code provides that a timely filed claim or equity interest is automatically “allowed” unless the debtor or other party in interest objects.  Section 502(b) of the Bankruptcy Code, however, specifies certain claims that may not be “allowed” in bankruptcy even if a proof of claim is filed.  These include, but are not limited to, claims that are unenforceable under the governing agreement between a debtor and the claimant or applicable non-bankruptcy law, claims for unmatured interest, property tax claims in excess of the debtor’s equity in the property, claims for services that exceed their reasonable value, real property lease and claims of employees for damages resulting from the termination of an employment contract in excess of specified amounts, late-filed claims and contingent claims for contribution and reimbursement.  Additionally, Bankruptcy Rule 3003(c)(2) prohibits the allowance of any claim or equity interest that either is not listed on the debtor’s schedules or is listed as disputed, contingent or unliquidated, if the holder has not filed a proof of claim or equity interest before the established deadline.

The Bankruptcy Code requires that, for purposes of treatment and voting, a Chapter 11 plan divide the different claims against, and equity interests in, the debtor into separate classes based upon their legal nature.  Claims of a substantially similar legal nature are usually classified together, as are equity interests of a substantially similar legal nature.  Because an entity may hold multiple claims and/or equity interests which give rise to different legal rights, the “claims” and “equity interests” themselves, rather than their holders, are classified.

Under a Chapter 11 plan of reorganization, the separate classes of claims and equity interests must be designated either as “impaired” (affected by the plan) or “unimpaired” (unaffected by the plan).  If a class of claims is “impaired,” the Bankruptcy Code affords certain rights to the holders of such claims, such as the right to vote on the plan, and the right to receive, under the Chapter 11 plan, no less value than the holder would receive if the debtor were liquidated in a case under Chapter 7 of the Bankruptcy Code.  Under Section 1124 of the Bankruptcy Code, a class of claims or interests is “impaired” unless the plan (i) does not alter the legal, equitable and contractual rights of the holders or (ii) irrespective of the holders’ acceleration rights, cures all defaults (other than those arising from the debtor’s insolvency, the commencement of the case or nonperformance of a non-monetary obligation), reinstates the maturity of the claims or interests in the class, compensates the holders for actual damages incurred as a result of their reasonable reliance upon any acceleration rights, and does not otherwise alter their legal, equitable and contractual rights.  Typically, this means that the holder of an unimpaired claim will receive, on the later of the consummation date or the date on which amounts owing are actually due and payable, payment in full, in cash, with postpetition interest to the extent appropriate and provided for under the governing agreement (or if there is no agreement, under applicable non-bankruptcy law), and the remainder of the debtor’s obligations, if any, will be performed as they come due in accordance with their terms.  Thus, other than its right to accelerate the debtor’s obligations, the holder of an unimpaired claim will be placed in the position it would have been in had the debtor’s case not been commenced.

Pursuant to Section 1126(f) of the Bankruptcy Code, holders of unimpaired claims or interests are “conclusively presumed” to have accepted the plan.  Accordingly, their votes are not solicited.  Under the Debtors’ Plan, the Claims in Class 1 (Priority Non-Tax Claims), Class 2 (Secured Tax Claims), Class 3 (Other Secured Claims), Class 7 (Intercompany Claims) and Class 8 (Intercompany Interests) are unimpaired, and therefore, the holders of such Claims are “conclusively presumed” to have voted to accept the Plan.

Under certain circumstances, a class of claims or equity interests may be deemed to reject a plan of reorganization.  For example, a class is deemed to reject a plan of reorganization under Section 1126(g) of the Bankruptcy Code if the holders of claims or interests in such class do not receive or retain property under the plan on account of their claims or equity interests.  Under this provision of the Bankruptcy Code, the holders of Subordinated Claims in Class 6, and Interests in Class 9 are deemed to reject the Plan because they receive no distribution and retain no property interest under the Plan.  Although the holders of Class 5 General Unsecured Claims are not receiving any distributions from the Debtors under the Plan, they will be receiving the benefits of the settlement between the Creditors’ Committee and the Majority Noteholder Group, and therefore are being solicited to vote on the Plan.  Because Class 6 (Subordinated Claims) and Class 9 (Interests) are deemed to reject the Plan, the Debtors are required to demonstrate that the Plan satisfies the requirements of Section 1129(b) of the Bankruptcy Code with respect to such Class.

Among these are the requirements that the Plan be “fair and equitable” with respect to, and not “discriminate unfairly” against, the equity interests in such Class.  For a more detailed description of the requirements for confirmation, see Section IX. B below, entitled “CONFIRMATION OF THE PLAN OF REORGANIZATION – Requirements for Confirmation of the Plan of Reorganization.”

Consistent with these requirements, the Plan divides the Allowed Claims against, and Interests in, the Debtors into the following Classes:

Class	Claims
1	Priority Non-Tax Claims
2	Secured Tax Claims
3	Other Secured Claims
4	Senior Secured Notes Claims
5	General Unsecured Claims
6	Subordinated Claims
7	Intercompany Claims
8	Intercompany Interests
9	Interests

1.	Unclassified

Administrative Expense Claims

Administrative Expense Claims are the actual and necessary costs and expenses of the Debtors’ Chapter 11 Cases that are allowed under and in accordance with Sections 330, 503(b) and 507(b) of the Bankruptcy Code.  Such expenses will include, but are not limited to, (a) any actual and necessary costs and expenses, incurred after the Petition Date, of preserving the Debtors’ Estates, (b) any actual and necessary costs and expenses, incurred after the Petition Date, of operating the Debtors’ businesses, (c) any indebtedness or obligations incurred or assumed by the Debtors during the Chapter 11 Cases in connection with the acquisition or lease of property or an interest in property by the Debtors, the conduct of the business of the Debtors or for services rendered to the Debtors, (d) any compensation for professional services rendered and reimbursement of expenses incurred to the extent Allowed by Final Order under Sections 330 or 503 of the Bankruptcy Code and (e) all payments on a Claim arising in connection with a debtor’s obligation under Section 365(b)(1)(A) or (B) of the Bankruptcy Code in respect of Assumed Executory Contracts.  Specifically excluded from Administrative Expense Claims are any court fees or charges assessed against the Estates of the Debtors under 28 U.S.C. § 1930, which fees or charges, if any, will be paid in accordance with the Plan.

Subject to the provisions of Sections 330(a) and 331 of the Bankruptcy Code, as applicable, on the later to occur of (a) the Effective Date and (b) the date on which an Administrative Expense Claim becomes an Allowed Claim, the Reorganized Debtors shall (i) pay to each holder of an Allowed Administrative Expense Claim, in Cash, the full amount of such Allowed Administrative Expense Claim or (ii) satisfy and discharge such Allowed Administrative Expense Claim in accordance with such other terms no more favorable to the claimant than as may be agreed upon by and between the holder thereof and the Plan Proponents or the Reorganized Debtors, as the case may be; provided, however, that Allowed Administrative Expense Claims representing liabilities incurred by the Debtors during the Chapter 11 Cases shall be paid or performed when due in the ordinary course of business by the Debtors or Reorganized Debtors, as applicable, in accordance with the terms and conditions of the particular transaction and any agreements relating thereto.

DIP Financing Claims

On the Effective Date, (a) all outstanding DIP Financing Claims shall be indefeasibly paid and satisfied, in full, in Cash by the Debtors, (b) all commitments under the DIP Financing

Agreement will terminate, (c) all Letters of Credit outstanding under the DIP Financing Agreement shall either (i) be returned to the issuer undrawn and marked “cancelled” or rolled into the New First Lien Facility, (ii) be cash collateralized in an amount equal to 105% of the face amount of the outstanding letters of credit, or (iii) be cash collateralized by back-to-back letters of credit, in form and substance and from a financial institution acceptable to such issuer, and (d) all money posted by the Debtors in accordance with the DIP Financing Agreement and the agreements and instruments executed in connection therewith shall be released to the applicable Reorganized Debtors.

Professional Compensation and Reimbursement Claims

All Entities seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred through and including the Effective Date pursuant to Sections 327, 328, 330, 331, and 503 or 1103 of the Bankruptcy Code shall (i) file their respective applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Effective Date by no later than the date that is forty-five (45) days after the Effective Date or such other date as may be fixed by the Bankruptcy Court and (ii) if granted such an award by the Bankruptcy Court, be paid in full in such amounts as are Allowed by the Bankruptcy Court (A) on the date that such Professional Compensation and Reimbursement Claim becomes an Allowed Professional Compensation and Reimbursement Claim, or as soon thereafter as is practicable or (B) upon such other terms as may be mutually agreed upon between such holder of a Professional Compensation and Reimbursement Claim and the Reorganized Debtors.  Holders of Professional Compensation and Reimbursement Claims that do not file and serve such application by the required deadline shall be forever barred from asserting such Professional Compensation and Reimbursement Claims against the Debtors, the Reorganized Debtors or their respective properties, and such Claims shall be deemed discharged as of the Effective Date.  Objections to Professional Compensation and Reimbursement Claims shall be filed no later than seventy five (75) days after the Effective Date.

Priority Tax Claims

Except to the extent that a holder of an Allowed Priority Tax Claim has been paid by the Debtors prior to the Effective Date, each holder of an Allowed Priority Tax Claim shall receive, on account of and in full and complete settlement, release, and discharge of, and in exchange for, such Allowed Priority Tax Claim, one of the following treatments:  (i) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon thereafter as practicable, (ii) in accordance with Section 1129(a)(9)(C) of the Bankruptcy Code, equal semi-annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at a fixed annual rate equal to the Plan Rate, over a period ending not later than five (5) years after the Petition Date, (iii) upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Priority Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Priority Tax Claim, or (iv) upon such other terms as may be agreed to by the Plan Proponents or the Reorganized Debtors, as applicable, and the holder of such Allowed Priority Tax Claim.

As of the date hereof, the estimated approximate Allowed Amount for Priority Tax Claims is $5,706,669.

Senior Secured Notes Indenture Trustee Fee

On or as soon as practicable after the Effective Date, the Senior Secured Notes Indenture Trustee Fees shall be paid in Cash to the Senior Secured Notes Indenture Trustee.

2.	Classified

Class 1 – Priority Non-Tax Claims

Priority Non-Tax Claims are those Claims entitled to priority in payment as specified in Section 507(a)(4), (5), (6) or (7) of the Bankruptcy Code.

Class 1 is Unimpaired by the Plan.  Each holder of an Allowed Priority Non-Tax Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

Unless otherwise agreed to by the Plan Proponents or the Reorganized Debtors, as applicable, and the holder of an Allowed Priority Non-Tax Claim, each holder of an Allowed Priority Non-Tax Claim shall receive, in full satisfaction and discharge of, and in exchange for, such Allowed Priority Non-Tax Claim, Cash in an amount equal to such Allowed Priority Non-Tax Claim on the later of the Effective Date and the date such Allowed Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim, or as soon thereafter as is practicable.

Class 2 – Secured Tax Claims

Class 2 is Unimpaired by the Plan.  Each holder of an Allowed Secured Tax Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

Except to the extent that a holder of a Secured Tax Claim has been paid by the Debtors prior to the Effective Date and unless otherwise agreed to by the Plan Proponents or the Reorganized Debtors, as applicable, and the holder of an Allowed Secured Tax Claim, each holder of an Allowed Secured Tax Claim shall receive, in full satisfaction and discharge of, and in exchange for, such Allowed Secured Tax Claim, at the sole option of the Plan Proponents or the Reorganized Debtors, as applicable, (i) Cash in an amount equal to such Allowed Secured Tax Claim, including any interest on such Allowed Secured Tax Claim required to be paid pursuant to Section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Allowed Secured Tax Claim becomes an Allowed Secured Tax Claim, or as soon thereafter as is practicable, or (ii) equal annual Cash payments in an aggregate amount equal to such Allowed Secured Tax Claim, together with interest at a fixed annual rate equal to 5%, over a period ending not later than five (5) years after the Petition Date, or upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Secured Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Secured Tax Claim.

Class 3 – Other Secured Claims

Class 3 is Unimpaired by the Plan.  Each holder of an Allowed Other Secured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

Unless otherwise agreed to by the Plan Proponents or the Reorganized Debtors, as applicable, and the holder of an Allowed Other Secured Claim, on the Effective Date, or as soon thereafter as is practicable, each holder of an Allowed Other Secured Claim shall receive, in full satisfaction and discharge of, and in exchange for, such Allowed Other Secured Claim, one of the following distributions:  (i) reinstatement of any such Allowed Other Secured Claim pursuant to Section 1124 of the Bankruptcy Code; (ii) the payment of such holder’s Allowed Other Secured Claim in full in Cash; (iii) the surrender to the holder or holders of any Allowed Other Secured Claim of the property securing such Claim; or (iv) such other distributions as shall be necessary to satisfy the requirements of Chapter 11.

Class 4 – Senior Secured Notes Claims

Class 4 is Impaired by the Plan.  Each holder of an Allowed Senior Secured Notes Claim is entitled to vote to accept or reject the Plan.

On the Effective Date, or as soon thereafter as is practicable, each of the Senior Secured Noteholders shall receive, in full satisfaction and discharge of, and in exchange for, its Allowed Senior Secured Notes Claims, its Pro Rata share of (i) 100% of the New Common Stock, subject to dilution by any equity of New Uno that may be issued pursuant to the Management Incentive Plan or in connection with the Consulting Agreement; (ii) the Rights, if applicable; and (iii) up to $1.75 million in the aggregate in Cash from the proceeds of the Collateral securing the Senior Secured Notes Claims, which Cash payment shall be allocated and deemed paid to the Senior Secured Noteholders in accordance with Section 5.8 of the Plan.

The Senior Secured Notes Claims are Allowed Class 4 Claims in the aggregate total amount of $82,139,134.

Class 5 – General Unsecured Claims

General Unsecured Claims are any Claim against the Debtors other than an Administrative Expense Claim, DIP Financing Claim, Professional Compensation and Reimbursement Claim, Priority Tax Claim, Senior Secured Notes Indenture Trustee Fee, Priority Non-Tax Claim, Secured Tax Claim, Other Secured Claim, Senior Secured Notes Claim, Subordinated Claim, Intercompany Claim, Intercompany Interest or Interest.

Class 5 is Impaired by the Plan.  Each holder of a General Unsecured Claim is entitled to vote to accept or reject the Plan.

Holders of General Unsecured Claims shall receive no recovery from the Debtors or the Reorganized Debtors on account of their Claims.9

The Noteholder Deficiency Claim is an Allowed Class 5 Claim in the amount of $65,935,310.

Class 6 – Subordinated Claims

Class 6 is Impaired by the Plan.  Each holder of an Allowed Subordinated Claim is conclusively deemed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

Holders of Subordinated Claims shall receive no recovery from the Debtors or the Reorganized Debtors on account of their Claims.

_______________________
9 See Section 5.8 of the Plan and section VI.C(1) hereof for a discussion of the Claims Purchase

Class 7 - Intercompany Claims

Class 7 is Unimpaired by the Plan.  Each holder of an Allowed Intercompany Claim is conclusively deemed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

On or prior to the Effective Date, all Intercompany Claims will either be reinstated to the extent determined to be appropriate by the Plan Proponents or the Reorganized Debtors, as applicable, or adjusted, continued, or capitalized (but not paid in Cash), either directly or indirectly, in whole or in part, as determined by the Plan Proponents.

Class 8 – Intercompany Interests

Class 8 is Unimpaired by the Plan.  Each holder of an Allowed Intercompany Interest is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

Subject to the Restructuring Transactions, on the Effective Date, or as soon thereafter as is practicable, each Allowed Intercompany Interest shall be retained.

Class 9 – Interests

Class 9 is Impaired by the Plan.  Each holder of an Allowed Interest is not entitled to vote to accept or reject the Plan and shall be conclusively deemed to have rejected the Plan.

Each holder of an Allowed Interest shall receive no distribution for and on account of such Interest and such Interest shall be cancelled on the Effective Date.

C.	MEANS OF IMPLEMENTING THE PLAN

1.	Claims Purchase

The Claims Purchase is a cornerstone of the Plan.  The Claims Purchase represents a settlement by and between the Creditors’ Committee and the Senior Secured Noteholders of all Claims and Causes of Action that the Creditors’ Committee may have against the Senior Secured Noteholders.  The Debtors have concluded that there is no property available for distribution to General Unsecured Creditors in these Chapter 11 Cases and, accordingly, the Claims Purchase is the only means of a recovery for General Unsecured Creditors.  The mechanics of the Claim Purchase, as set forth in Section 5.8 of the Plan, provide that each holder of a Claim on the Claims Purchase Schedule (which will be contained in the Plan Supplement) will be entitled to have its Claim purchased by the Senior Secured Notes Indenture Trustee, or its designee, for an amount equal to the Claims Purchase Price identified on the Claims Purchase Schedule which shall be equal to 10% of a Proposed Claim Amount determined by the Majority Noteholder Group in consultation with the Creditors’ Committee, provided, however, that to the extent the aggregate Claims Purchase Price for all General Unsecured Claims included on the Claims Purchase Schedule exceeds $1.75 million, the Claims Purchase Price of each Claim on the Claims Purchase Schedule shall be reduced, Pro Rata, such that the aggregate Claims Purchase Price for all claims on the Claims Purchase Schedule equals $1.75 million; provided, further, that to the extent that the Claims Purchase Amount is less than $1.0 million, the Claims Purchase Price for each Claim on the Claims Purchase Schedule shall be increased, Pro Rata, such that the aggregate Claim Purchase Price for all Claims on the Claims Purchase Schedule equals $1.0 million.  Notwithstanding the forgoing, in no event shall any holder of a General Unsecured Claim listed on the Claims Purchase Schedule receive Cash in excess of the “Claim Purchase Price” listed with respect to such Claim.

To be eligible for the Claims Purchase, a General Unsecured Claim must be listed on the Claims Purchase Schedule and the holder of such Claim must (i) vote its Ballot to accept the Plan and to grant the Releases set forth in the Plan, and (ii) not object to confirmation of the Plan.  The Claims Purchase will be implemented on, or as soon as practicable after, the Effective Date.

The Majority Noteholder Group, with the consent of the Creditors’ Committee, in consultation with the Debtors or the Reorganized Uno Companies, as applicable, reserves the right to modify the Claims Purchase Schedule prior to or subsequent to the Effective Date without further order of the Court; provided, however, that a Claim may be removed from the Claims Purchase Schedule only to the extent that (i) such Claim is subject to setoff, (ii) the holder of such Claim has not voted to accept the Plan and grant the Releases set forth in the Plan, or (iii) the holder of such Claim has objected to confirmation of the Plan.  Notwithstanding the forgoing, the Majority Noteholder Group, with the consent of the Creditors’ Committee, and in consultation with the Debtors or the Reorganized Uno Companies, as applicable, may determine that the Claims Purchase Price for any individual claim listed on the Claims Purchase Schedule shall not exceed a certain dollar cap; provided, however, that the dollar cap shall not be set at an amount less than $100,000.

2.	Substantive Consolidation of Debtors for Plan Purposes Only

Given the number of separate Debtor entities in these cases, the Plan Proponents believe it would be inefficient to propose, vote on and make distributions in respect of entity-specific Claims.  Accordingly the Plan Proponents seek to substantively consolidate the Debtors for purposes of voting on, and making distributions under, the Plan.  The Plan Proponents do not believe that any creditor will be materially adversely affected by not voting on and receiving distributions on an entity-by-entity basis.  The Senior Secured Noteholders hold guarantees from all of the Debtors that hold any assets of significant value.  In addition, all of the Debtors’ assets are encumbered by the DIP Financing Claims and liens.  The Debtors believe that there are no unencumbered assets of the Debtors that would be available for distribution to holders of General Unsecured Claims, even were substantive consolidation not provided for in the Plan.  For further information, please see the Debtors’ Liquidation Analysis, attached hereto as Exhibit C, and the Debtors’ Organizational chart, attached hereto as Exhibit D.

Entry of the Confirmation Order shall constitute the approval, pursuant to Section 105(a) of the Bankruptcy Code, effective as of the Effective Date, of the substantive consolidation of the Debtors for certain purposes related to the Plan, including voting, confirmation, and distribution as set forth in the Plan.  On and after the Effective Date: (i) all assets and liabilities of the Debtors shall be treated as though they were merged, (ii) all guarantees of any Debtor of the payment, performance, or collection of obligations of any other Debtor shall be eliminated and canceled, (iii) all joint obligations of two or more Debtors, and all multiple Claims against such entities on account of such joint obligations, shall be considered as a single Claim against the substantively consolidated Debtors, and (iv) any Claim filed in the Chapter 11 Case of any Debtor shall be deemed filed against the substantively consolidated Debtors and a single obligation of the substantively consolidated Debtors on and after the Effective Date.

The substantive consolidation referred to in the Plan shall not (other than for purposes related to funding distributions under the Plan and as set forth in Section 5.1(a) of the Plan) affect (i) the legal and organizational structure of the Debtors or the Reorganized Debtors or (ii) any Intercompany Claims.  As of the Effective Date, each of the Reorganized Debtors shall be deemed to be properly capitalized, legally separate, and distinct entities.

The Plan Proponents believe that no creditor will receive a recovery inferior to that which it would receive if they proposed a plan that was completely separate as to each entity.  If any party in interest challenges the proposed substantive consolidation, the Plan Proponents reserve the right to establish at the confirmation hearing the ability to confirm that Plan on an entity-by-entity basis.

3.	Restructuring Transactions

On or about the Effective Date, and without the need for any further action, the Debtors or the Reorganized Debtors, as applicable, shall effectuate the Restructuring Transactions to provide an efficient tax and operational structure for the Reorganized Debtors and holders of Claims and Interests, including, but not limited to, (i) causing any or all of the Debtors to be merged into one or more of the Debtors, dissolved, or otherwise consolidated, (ii) causing the transfer of Interests or assets between or among the Reorganized Uno Companies, or (iii) engaging in any other transaction in furtherance of the Plan.  The Debtors or the Reorganized Debtors, as applicable, will incur the costs of implementing the Restructuring Transactions.

4.	Corporate Action

All actions contemplated by the Plan shall be deemed authorized and approved in all respects, and New Uno shall adopt the New Uno Certificate of Incorporation and New Uno Bylaws and shall file the New Uno Certificate of Incorporation with the Secretary of State of the State of Delaware.

On the Effective Date, the operation of New Uno shall become the general responsibility of its board of directors, subject to, and in accordance with, the New Uno Certificate of Corporation and New Uno Bylaws.  The New Board shall consist of seven (7) directors, one of whom shall be Frank Guidara (so long as he remains the chief executive officer of New Uno), four (4) directors selected by Twin Haven (of which two (2) directors shall initially be non-employees of Twin Haven), one (1) director selected by Coliseum, and one (1) director selected by Newport.  On the Effective Date, the current members of the Debtors’ board of directors not identified as members of the New Board shall resign.  Each director of New Uno shall serve from and after the Effective Date pursuant to the terms of the New Uno Certificate of Incorporation, New Uno Bylaws, and applicable law.

5.	Corporate Existence

Except as otherwise provided in the Plan or Plan Supplement, each Reorganized Debtor shall continue to exist after the Effective Date as a separate corporation, limited liability company, partnership, or other form, as the case may be.

6.	Rights Offering

                      At the election of the Debtors, with the consent of the Majority Noteholder Group, the Debtors may initiate the Rights Offering, for New Second Lien Notes in the aggregate principal amount of $27 million.  If the Rights Offering is initiated, the proceeds of the New Second Lien Notes shall be used to repay the outstanding obligations under the term loan portion of the DIP Facility, thereby facilitating the Debtors’ emergence from chapter 11.

In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, each holder of an Allowed Senior Secured Notes Claim as of the Voting Record Date will have the opportunity, but not the obligation, to purchase, for Cash, New Second Lien Notes offered pursuant to the Rights Offering.  Each holder of an Allowed Senior Secured Notes Claim may elect to purchase New Second Lien Notes up to an aggregate principal amount equal to (i) a fraction, the numerator of which is the principal amount of Senior Secured Notes held by such holder and the denominator of which is the aggregate outstanding principal amount of Senior Secured Notes multiplied by (ii) the total principal amount of New Second Lien Notes issued to the holders of Senior Secured Notes in the Rights Offering.

                      The members of the Majority Noteholder Group have agreed to fully backstop the Rights Offering, subject to certain customary conditions, including maximum debt of $55 million.  In consideration of such commitment, on the Effective Date, the Backstop Parties will receive a fully earned non-refundable Cash fee equal to 2% of $27 million, which represents the maximum principal amount of New Second Lien Notes that may be offered for purchase.

In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, the Rights Offering shall commence on the Rights Offering Commencement Date and shall terminate on the Rights Offering Expiration Date, or such later date as the Plan Proponents may specify in a notice provided to the Senior Secured Notes Indenture Trustee before 9:00 a.m. (prevailing Eastern Time) on the Business Day before the then-effective Rights Offering Expiration Date, all in accordance with the escrow agreement identified in Section 5.5(f) of the Plan.  The Rights Offering Expiration Date is the final date by which a Senior Secured Noteholder may elect to subscribe to the Rights Offering.  Each Senior Secured Noteholder intending to participate in the Rights Offering must affirmatively elect to exercise its Right(s) on or prior to the Rights Offering Expiration Date by completing a Rights Exercise Form.  The Plan Proponents may extend the duration of the Rights Offering or adopt additional detailed procedures to more efficiently administer the distribution and exercise of the Rights.

In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, each Senior Secured Noteholder may exercise all or any portion of such Senior Secured Noteholder’s Rights pursuant to the procedures outlined below, as appropriate, but the exercise of any Rights shall be irrevocable.  Any and all disputes concerning the timeliness, viability, form, or eligibility of any exercise of Rights shall be resolved by the Plan Proponents in their sole discretion.

In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, as promptly as practicable following entry of the Confirmation Order, but in no event later than two (2) Business Days after the date the Confirmation Order is entered, the Debtors, either directly or through the Senior Secured Notes Indenture Trustee (in such capacity, the “Escrow Agent”), shall notify each Participating Noteholder of the principal amount of New Second Lien Notes that it will be permitted to purchase and the purchase price for such New Second Lien Notes.  Each Participating Noteholder shall be required to tender the purchase price to the Escrow Agent so that it is actually received no later than seven (7) Business Days after the date the Confirmation Order is entered.  The payments made in accordance with the Rights Offering shall be deposited and held by the Escrow Agent, in accordance with an escrow agreement between the Debtors and the Escrow Agent, in an escrow account or similarly segregated account(s) at U.S. Bank, N.A., which shall be separate and apart from the Escrow Agent’s general operating funds and any other funds subject to any Lien or any cash collateral arrangements and which segregated account(s) will be maintained for the purpose of holding the money for administration of the Rights Offering until the Effective Date.  The Escrow Agent shall not use such funds for any other purpose prior to such date and shall not encumber or permit such funds to be encumbered with any Lien or other encumbrance, but the Escrow Agent shall be paid its reasonable fees and expenses pursuant to the Escrow Agreement.  On the Effective Date, the proceeds of the Rights Offering shall be used to repay the outstanding obligations under the term loan portion of the DIP Facility, thereby facilitating the Debtors’ emergence from chapter 11 and the Backstop Commitment Fee shall be paid.

In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, the Rights will be transferable subject to compliance with applicable securities laws.  The Rights shall not be listed or quoted on any public or over-the-counter exchange or quotation system.

In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, the Debtors may, with the consent of the Majority Noteholder Group, decide not to continue with the Rights Offering or terminate the Rights Offering at any time prior to the Confirmation Hearing.

7.	Issuance of New Second Lien Notes

In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, the New Second Lien Notes Indenture and related documents (including the New Intercreditor Agreement) shall be executed and delivered on the Effective Date, and URC shall be authorized to issue the New Second Lien Notes, and URC and the other Reorganized Debtors shall be authorized to execute, deliver, and enter into, inter alia, the New Second Lien Notes Indenture and related documents, without the need for any further corporate action and without further action by the holders of Claims or Interests.

The issuance of the New Second Lien Notes shall be, and shall be deemed, to the maximum extent provided in Section 1145 of the Bankruptcy Code and under applicable nonbankruptcy law, to be exempt from registration under any applicable federal or state securities laws, including under the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder, URC will not be subject to the reporting requirements of the Securities Exchange Act of 1934.  The New Second Lien Notes issued pursuant to the Plan shall be freely tradeable under Section 1145 of the Bankruptcy Code.

8.	Issuance of Common Stock

On the Effective Date, New Uno shall issue New Common Stock and all instruments, certificates, and other documents required to be issued or distributed pursuant to the Plan and the Plan Supplement without further act or action under applicable law, regulation, order, or rule and without the need for any further corporate action.

The issuance of the New Common Stock shall be, and shall be deemed, to the maximum extent provided in Section 1145 of the Bankruptcy Code and under applicable nonbankruptcy law, to be exempt from registration under any applicable federal or state securities laws.  The New Common Stock issued pursuant to the Plan shall be fully paid and non-assessable and, subject to the terms of the Stockholders’ Agreement, freely tradeable under Section 1145 of the Bankruptcy Code.

9.	Entry into New First Lien Credit Agreement

On or as of the Effective Date, URC and the other Reorganized Debtors shall enter into the New First Lien Credit Agreement, in form and substance acceptable to the Majority Noteholder Group, the proceeds of which shall be used to repay the outstanding obligations under the revolving loan portion of the DIP Facility.  The New First Lien Credit Agreement shall be substantially in the form contained in the Plan Supplement.

10.	Cancellation of Notes, Instruments, and Interests

All (a) notes (including the Senior Secured Notes), Interests, bonds, indentures (including the Senior Secured Notes Indenture), stockholders agreements, registration rights agreements, repurchase agreements, and repurchase arrangements or other instruments or documents evidencing or creating any indebtedness or obligations of a Debtor that relate to Claims or Interests that are Impaired under the Plan shall be cancelled, (b) the obligations of the Debtors and the Senior Secured Notes Indenture Trustee, as applicable, under any agreements, stockholders agreements, registration rights agreements, repurchase agreements and repurchase arrangements, or indentures (including the Senior Secured Notes Indenture) governing the Senior Secured Notes, the Interests, and any other notes, bonds, indentures, or other instruments or documents evidencing or creating any Claims or Interests against a Debtor that relate to Claims or Interests that are Impaired under the Plan shall be discharged.

Notwithstanding the foregoing and anything contained in the Plan, the Senior Secured Notes Indenture shall continue in effect to the extent necessary to (i) allow the Debtors, the Reorganized Debtors, or the Senior Secured Notes Indenture Trustee to make distributions pursuant to the Plan on the Effective Date or as soon thereafter as is reasonably practicable on account of the Senior Secured Noteholder Claims under the Senior Secured Notes Indenture, (ii) permit the Senior Secured Notes Indenture Trustee to assert its Senior Secured Notes Indenture Trustee Fee, (iii) permit the Senior Secured Notes Indenture Trustee to appear in the Chapter 11 Cases, and (iv) permit the Senior Secured Notes Indenture Trustee to perform any functions that are necessary in connection with the foregoing clauses (i) through (iii); provided, however, that for the avoidance of doubt, the Debtors’ obligations pursuant to the Senior Secured Notes Indenture shall be, and shall be deemed to be, fully and completely terminated and discharged upon the making of the distributions set forth in clause 5.10(i) of the Plan.

Nothing herein, or in the Plan, shall impair the rights of the Senior Secured Notes Indenture Trustee to enforce its charging liens, created in law or pursuant to the Senior Secured Notes Indenture, against property that would otherwise be distributed to the Senior Secured Noteholders.  Without further action or order of the Bankruptcy Court, the charging liens of the Senior Secured Notes Indenture Trustee shall attach to any property distributable to the holders of Allowed Senior Secured Notes Claims under the Plan with the same priority, dignity, and effect that such liens had on property distributable under the Senior Secured Notes Indenture.  Notwithstanding anything herein to the contrary, the Senior Secured Notes Indenture Trustee shall not be permitted to enforce its charging lien or charge any fees, expenses, or other amounts against the Claims Purchase Funds.

11.	Management Incentive Plan

As of the Effective Date, New Uno shall establish the Management Incentive Plan, which shall provide for 10% of the New Common Stock (on a fully diluted basis) to be available for issuance to the officers and key employees of the Reorganized Debtors and its affiliates.  The vesting and allocation of the New Common Stock under the Management Incentive Plan shall be determined by the Majority Noteholder Group, in consultation with New Uno’s chief executive officer.

12.	Cancellation of Liens

Except as otherwise provided for pursuant to the Plan, the DIP Financing Agreement, and the DIP Financing Order, upon the occurrence of the Effective Date, any Lien securing any Secured Claim shall be deemed released, and the holder of such Secured Claim shall be authorized and directed to release any Collateral or other property of any Debtor (including any cash Collateral) held by such holder and to take such actions as may be requested by the Reorganized Debtors to evidence the release of such Lien, including the execution, delivery, and filing or recording of such releases.

13.	Compromise of Controversies

In consideration for the distributions and other benefits provided under the Plan, the provisions of the Plan constitute a good faith compromise and settlement of all Claims and controversies resolved under the Plan, and the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromise and settlement under Bankruptcy Rule 9019.

14.	Exemption from Transfer Taxes

Pursuant to Section 1146(a) of the Bankruptcy Code, any issuance, transfer, or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any instrument of transfer from a Debtor to a Reorganized Debtor or any other Person pursuant to the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment.

15.	Costs and Expenses of Reorganization

The Reorganized Debtors shall pay all costs and expenses associated with the Restructuring Transactions contemplated by the Plan and described herein and in the Plan Supplement.

D.	PLAN PROVISIONS GOVERNING DISTRIBUTION

1.	Date of Distributions

Except as otherwise provided for in the Plan, any distributions and deliveries to be made under the Plan shall be made on the Effective Date or as soon thereafter as is reasonably practicable.  Whenever any distribution to be made under the Plan shall be due on a day other than a Business Day, such distribution shall instead be made, without interest, on the immediately succeeding Business Day and shall be deemed to have been made on the date due.  Any payments or distributions to be made pursuant to the Plan shall be deemed to be made timely if made within thirty (30) days after the dates specified in the Plan.

2.	Disbursing Agent

Unless otherwise specified in the Plan, all distributions under the Plan shall be made by a Disbursing Agent.  Any Disbursing Agent shall be deemed to hold all property to be distributed hereunder in trust for the Entities entitled to receive same.  Any Disbursing Agent shall not hold an economic or beneficial interest in such property.  Notwithstanding the foregoing, nothing in the Plan shall affect the charging lien of the Senior Secured Notes Indenture Trustee on property distributable pursuant to the Plan, provided, however, that the Senior Secured Notes Indenture Trustee shall not be permitted to enforce its charging lien or charge any fees, expenses, or other amounts against the Claims Purchase Funds.  No Disbursing Agent hereunder, including, without limitation, the Senior Secured Notes Indenture Trustee and the Claims Purchasing Agent, shall be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court.  Any Disbursing Agent shall be empowered to (a) take all steps and execute all instruments and documents necessary to effectuate the Plan, (b) make distributions contemplated by the Plan, (c) comply with the

Plan and the obligations thereunder, and (d) exercise such other powers as may be vested in such Disbursing Agent pursuant to order of the Bankruptcy Court, pursuant to the Plan, or as deemed by such Disbursing Agent to be necessary and proper to implement the provisions of the Plan.  From and after the Effective Date, any Disbursing Agent shall be exculpated by all Entities, including, without limitation, holders of Claims and Interests and other parties in interest, from any and all claims, causes of action, and other assertions of liability arising out of the discharge of the powers and duties conferred upon such Disbursing Agent by the Plan or any order of the Bankruptcy Court entered pursuant to or in furtherance of the Plan, or applicable law, except for actions or omissions to act arising out of the gross negligence or willful misconduct of such Disbursing Agent.  No holder of a Claim or an Interest or other party in interest shall have or pursue any claim or cause of action against any Disbursing Agent for making payments in accordance with the Plan or for implementing the provisions of the Plan.

3.	Manner of Payment under the Plan

Unless otherwise specified in the Plan or unless the Entity receiving a payment agrees otherwise, any payment in Cash to be made by a Disbursing Agent shall be made, at the election of the Reorganized Debtors, by check drawn on a domestic bank or by wire transfer from a domestic bank; provided, however, that no Cash payments shall be made to a holder of an Allowed Claim until such time as the amount payable thereto is equal to or greater than One Hundred Dollars ($100.00), unless a request therefor is made in writing to the appropriate Disbursing Agent.

4.	Delivery of Distributions

(a) Last Known Address.  Subject to the provisions of Bankruptcy Rule 9010, distributions and deliveries to holders of Allowed Claims shall be made at the address of such holders as set forth on the Schedules filed with the Bankruptcy Court unless superseded by the address set forth on proofs of claim filed by such holders, or at the last known address of such holders if no proof of claim is filed or if the Debtors have been notified in writing of a change of address.

(b) Undeliverable Distributions.  In the event that any distribution to any holder is returned to a Disbursing Agent as undeliverable, no further distributions shall be made to such holder unless and until such Disbursing Agent is notified, in writing, of such holder’s then-current address.  Undeliverable distributions shall remain in the possession of such Disbursing Agent until such time as a distribution becomes deliverable; provided, however, that such distributions shall be deemed unclaimed property under Section 347(b) of the Bankruptcy Code at the expiration of one (1) year from the Effective Date.  After such date, all unclaimed property or interest in property shall revert to New Uno.

(c) Distributions by the Senior Secured Notes Indenture Trustee.  The Senior Secured Notes Indenture Trustee shall be the Disbursing Agent for the Senior Secured Notes Claims and also shall act as the Claims Purchasing Agent, pursuant to the Claims Purchasing Agreement, which shall be consistent with the terms of the Plan.

5.	Fractional New Common Stock

No fractional shares of New Common Stock shall be issued.  Fractional shares of New Common Stock shall be rounded to the next greater or next lower number of shares in accordance with the Plan.

6.	Fractional Dollars

With respect to any Cash distributions, at the election of the Reorganized Uno Companies, no distributions of fractional dollars need be made.  Any distribution of Cash may be rounded to the next greater or next lower whole dollar amount in accordance with the Plan.

7.	Time Bar to Cash Payments

Checks issued by the Reorganized Uno Companies on account of Allowed Claims shall be null and void if not negotiated within 180 days from and after the date of issuance thereof.  Requests for re-issuance of any check shall be made directly to New Uno by the holder of the Allowed Claim with respect to which such check originally was issued

8.	Distributions After Effective Date

Distributions made after the Effective Date to holders of Allowed Claims that are not Allowed Claims as of the Effective Date, but which later become Allowed Claims, shall be deemed to have been made in accordance with the terms and provisions of Article 6 of the Plan.

9.	Setoffs

Other than with respect to the Senior Secured Notes Claims and the DIP Facility Claims (as to which any and all rights in favor of the Debtors or Reorganized Debtors of setoff or recoupment have been waived), the Reorganized Debtors may, but shall not be required to set off, pursuant to applicable non-bankruptcy law, against any Allowed Claim and the distributions to be made pursuant to the Plan on account thereof (before any distribution is made on account of such Claim), the claims, rights, and causes of action of any nature the Debtors or the Reorganized Debtors may hold against the holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim under the Plan shall constitute a waiver or release by the Debtors or the Reorganized Debtors, of any such claims, rights, and causes of action that the Debtors or the Reorganized Debtors may possess against such holder; provided, further, that nothing contained in the Plan is intended to limit the ability of any Creditor to effectuate rights of setoff or recoupment preserved or permitted by the provisions of Sections 553, 555, 556, 559, 560, or 561 of the Bankruptcy Code or pursuant to the common law right of recoupment.

10.	Allocation of Plan Distributions Between Principal and Interest

To the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated first to the principal amount of the Claim (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

11.	Distribution Record Date

As of the close of business on the Distribution Record Date, registers of the Senior Secured Notes Indenture Trustee shall be closed, and the Senior Secured Notes Indenture Trustee shall have no obligation to recognize any transfers of Claims arising under or related to the Senior Secured Notes Indenture occurring from and after the Distribution Record Date.

12.	Senior Secured Notes Indenture Trustee as Claim Holder

Consistent with Bankruptcy Rule 3003(c), the Debtors shall recognize the master proof of claim filed by the Senior Secured Notes Indenture Trustee in respect of the Senior Secured Notes Claims, which Senior Secured Notes Claims shall be deemed Allowed Claims.  Accordingly, any proof of claim filed by a holder of a Senior Secured Notes Claim on account of its Senior Secured Notes Claim shall be deemed disallowed as duplicative of the Senior Secured Notes Indenture Trustee master proof of claim, without further action or Bankruptcy Court order, except to the extent any proof of claim, or a portion of a proof of claim, filed by a holder of a Senior Secured Notes Claim is not included within the master proof of claim filed by the Senior Secured Notes Indenture Trustee.

E.	PROCEDURES FOR TREATING DISPUTED CLAIMS

1.	Objections

Except insofar as a Claim is Allowed pursuant to the Plan, or is purchased pursuant to Section 5.8 of the Plan, the Reorganized Uno Companies may object to the allowance of Claims filed with the Bankruptcy Court with respect to which they dispute liability, priority, and/or amount; provided, however, that the Reorganized Uno Companies (within such parameters as may be established by the New Board) shall have the authority to file, settle, compromise, or withdraw any objections to Claims.  Unless otherwise ordered by the Bankruptcy Court, the Reorganized Uno Companies shall file and serve all objections to Claims as soon as practicable, but, in each instance, not later than ninety (90) days following the Effective Date or such later date as may be approved by the Bankruptcy Court.

2.	Estimation of Claims

Unless otherwise limited by an order of the Bankruptcy Court, any of the Plan Proponents or Reorganized Uno Companies may at any time request that the Bankruptcy Court estimate for final distribution purposes any contingent, unliquidated, or Disputed Claim pursuant to Section 502(c) of the Bankruptcy Code, regardless of whether any of the Plan Proponents or the Reorganized Uno Companies previously objected to such Claim.

3.	Distributions After Allowance

With the exception of General Unsecured Claims to the extent of purchases under the Claims Purchase, and notwithstanding any other provision of the Plan, if any portion of a Claim is Disputed, no payment or distribution provided hereunder shall be made on account of such Claim unless and until such Disputed Claim becomes Allowed.

At such time as a Disputed Claim becomes, in whole or in part, an Allowed Claim, the Disbursing Agent shall distribute to the holder thereof the distributions, if any, to which such holder is then entitled under the Plan.  Notwithstanding anything herein, in the Disclosure Statement, or the Confirmation Order to the contrary, Section 7.4 of the Plan shall not apply to General Unsecured Claims.

4.	Limitations on Amounts to be Distributed to Holders of Deductible Claims

Distributions under the Plan, if any, to each holder of a Deductible Claim shall be in accordance with the treatment provided under the Plan for the Class in which such Deductible Claim is classified.  A holder of a Deductible Claim shall be barred from attempts to collect on such Deductible Claim from the applicable insurance carrier or administrator.  Nothing in the Plan shall constitute a waiver of any claim, debt, right, cause of action, or liability that any entity may hold with respect to the Insured Portion against any other entity, including the Debtors’ insurance carriers, subject to the Claims Purchase.  To the extent permitted by applicable law subject to the Claims Purchase, the holder of an Insured Claim shall have the right with respect to the Insured Portion of such Claim to proceed directly against the applicable Debtor’s or Reorganized Debtor’s insurance carrier.  The Debtors and Reorganized Debtors shall have no liability with respect to the Insured Claims and no Distributions will be made to holders of Insured Claims or the Debtors’ insurance carriers with respect to such Claims.  Notwithstanding anything in the Plan to the contrary, in their sole discretion, the Debtors or Reorganized Debtors, as the case may be, may pay any Secured Deductible Claim, in Cash, even where no proof of claim is timely filed to prevent any insurance carrier from executing on collateral held by or for the benefit of such insurance carrier.  The treatment set forth in Section 7.5 of the Plan shall be in full settlement, release, and discharge of Insured Claims.

F.	PROVISIONS GOVERNING EXECUTORY CONTRACTS AND UNEXPIRED LEASES

1.	Assumption or Rejection of Executory Contracts and Unexpired Leases

Pursuant to Sections 365(a) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases that exist between the Debtors and any Entity shall be deemed assumed by the Debtors (regardless of whether such executory contracts and unexpired leases are listed on Schedule C to the Plan), as of the Effective Date, except for any executory contract or unexpired lease (a) that has been rejected pursuant to an order of the Bankruptcy Court entered prior to the Effective Date and for which the motion was filed prior to the Confirmation Date, (b) that previously expired or terminated pursuant to its own terms, (c) as to which a motion for approval of the rejection of such executory contract or unexpired lease has been filed and served prior to the Confirmation Date, or (d) that is specifically designated as a contract or lease to be rejected on Schedule A (executory contracts) or Schedule B (unexpired leases), which Schedules shall be contained in the Plan Supplement; provided, however, that the Plan Proponents reserve the right, on or prior to the Confirmation Date, to amend Schedules A and B to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto, in which event such executory contract(s) or unexpired lease(s) shall be deemed to be, respectively, assumed or rejected.  The Plan Proponents shall provide notice of any amendments to Schedules A and B to the parties to the executory contracts and unexpired leases affected thereby.  The listing of a document on Schedule A or B shall not constitute an admission by the Debtors that such document is an executory contract or an unexpired lease or that the Debtors have any liability thereunder.

2.	Approval of Assumption or Rejection of Executory Contracts and Unexpired Leases

Entry of the Confirmation Order shall, subject to and upon the occurrence of the Effective Date, constitute (a) the approval, pursuant to Sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the assumption of the executory contracts and unexpired leases assumed pursuant to Section 8.1 of the Plan, (b) the extension of time, pursuant to Section 365(d)(4) of the Bankruptcy Code, within which the Debtors may assume, assume and assign, or reject the unexpired leases specified in Section 8.1 of the Plan through the date of entry of an order approving the assumption, assumption and assignment, or rejection of such unexpired leases, and (c) the approval, pursuant to Sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the rejection of the executory contracts and unexpired leases rejected pursuant to Section 8.1 of the Plan.

3.	Cure of Defaults

Schedule C, which shall be contained in the Plan Supplement, shall set forth Cure Amounts.  Except as may otherwise be agreed to by the parties, Cure Amounts shall be satisfied, in accordance with Section 365(b) of the Bankruptcy Code, by the Debtors or Reorganized Uno Companies upon the assumption thereof or as soon as practicable thereafter.  If there is a dispute regarding (a) the nature or amount of any Cure Amount, (b) the ability of the Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, the parties to such executory contracts or unexpired leases to be assumed by the Debtors shall have fourteen (14) days from the filing of Schedule C to object to, among other things, the Cure Amount listed by the Debtors.  If there are any objections filed that cannot be resolved by the parties, the Debtors or the Reorganized Debtors shall retain their right to reject any of the executory contracts or unexpired leases, including contracts or leases that are subject to a dispute concerning a Cure Amount.  Counterparties to contracts contained in Schedule C shall be forever bound from asserting any default under the applicable contract, arising prior to the Effective Date, except for the Cure Amount.

4.	Inclusiveness

Unless otherwise specified on Schedules A, B, and C of the Plan Supplement, each executory contract and unexpired lease listed or to be listed on Schedules A, B, and C shall include modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument, or other document is listed on Schedule A, B, and C.

5.	Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan

Claims arising out of the rejection of an executory contract or unexpired lease pursuant to Section 8.1 of the Plan must be filed with the Bankruptcy Court and served upon the Debtors (or, on and after the Effective Date, the Reorganized Debtors) no later than thirty (30) days after the later of (i) notice of entry of an order approving the rejection of such executory contract or unexpired lease, (ii) notice of entry of the Confirmation Order, and (iii) notice of an amendment to Schedule A or B of the Plan Supplement.  All such Claims not filed within such time will be forever barred from assertion against the Debtors, their Estates, the Reorganized Uno Companies, and their respective property.

6.	Insurance Policies

Notwithstanding anything contained in the Plan to the contrary, unless subject to a motion for approval or rejection that has been filed and served prior to the Confirmation Date, all of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, shall be treated as executory contracts under the Plan and shall be assumed pursuant to the Plan, effective as of the Effective Date.  Nothing contained in Section 8.6 of the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors may hold against any Entity, including, without limitation, the insurer, under any of the Debtors’ insurance policies.  All other insurance policies shall re-vest in the Reorganized Debtors.

7.	Survival of the Debtors’ Indemnification Obligations

Any obligations of the Debtors pursuant to their certificates of incorporation and bylaws or organizational documents, as applicable, or any other agreements entered into by any Debtor at any time prior to the Effective Date, to indemnify current and former directors, officers, agents, and/or employees with respect to all present and future actions, suits, and proceedings against the Debtors or such directors, officers, agents, and/or employees, based upon any act or omission for or on behalf of the Debtors, irrespective of whether such indemnification is owed in connection with an event occurring before or after the Petition Date, shall not be discharged or impaired by confirmation of the Plan.  Such obligations shall be deemed and treated as executory contracts to be assumed by the Debtors under the Plan and shall continue as obligations of the Reorganized Debtors.  Any Claim based on the Debtors’ obligations contained in the Plan shall not be a Disputed Claim or subject to any objection in either case by reason of Section 502(e)(1)(B) of the Bankruptcy Code.

8.	Survival of Other Employment Arrangements

Notwithstanding anything contained in the Plan to the contrary, unless specifically rejected by order of the Bankruptcy Court, or unless subject to a motion for approval of rejection that has been filed and served prior to the Confirmation Date, the Compensation and Benefit Plans shall be deemed to be, and shall be treated as though they are, executory contracts that are deemed assumed under the Plan on the same terms, and the Debtors’ obligations under the Compensation and Benefit Plans shall be deemed assumed pursuant to Section 365(a) of the Bankruptcy Code, shall survive confirmation of the Plan, shall remain unaffected thereby, and shall not be discharged in accordance with Section 1141 of the Bankruptcy Code; provided, however, that with respect to the Management Agreements, the Reorganized Uno Companies shall either enter into new employment agreements or assume such agreements.  Any default existing under the Compensation and Benefit Plans shall be cured promptly after it becomes known by the Reorganized Debtors.

G.	CONDITIONS PRECEDENT

1.	Conditions Precedent to Confirmation

Confirmation of the Plan shall not occur unless and until each of the following conditions has occurred or has been waived in accordance with the terms of the Plan:

(a) The Disclosure Statement Order, in form and substance acceptable to the Plan Proponents and the Creditors’ Committee, shall have been entered and shall have become a Final Order;

(b) The proposed Confirmation Order shall be in form and substance acceptable to the Plan Proponents and the Creditors’ Committee;

(c) All Plan Documents shall be in form and substance acceptable to the Plan Proponents, and, to the extent a Plan Document affects the purchase of Claims (as described in Section 5.8 of the Plan), the Creditors’ Committee, and, to the extent the Plan Documents impact the rights and duties of the Claims Purchasing Agent under the Claims Purchasing Agreement, the Claims Purchasing Agent; provided, however, that the Stockholders’ Agreement shall be acceptable in all respects to each member of the Majority Noteholder Group that is to be a party thereunder.

2.	Conditions Precedent to the Effective Date

The Effective Date of the Plan shall not occur unless and until each of the following conditions has occurred or has been waived in accordance with the terms of the Plan:

(a) The Confirmation Order, in form and substance acceptable to the Plan Proponents and the Creditors’ Committee, shall have been entered and shall have become a Final Order;

(b) The Debtors shall have received all authorizations, consents, legal and regulatory approvals, rulings, letters, no-action letters, opinions, or documents that are necessary to implement and consummate the Plan and that are required by law, regulation, or order;

(c) The Debtors shall have obtained tail liability policies for the directors and officers of New Uno and the other Reorganized Debtors immediately prior to the Effective Date in amounts and on terms acceptable to the Majority Noteholder Group and the existing board of directors of URHC; provided, however, that the cost of such insurance policies in the aggregate shall not exceed 150% of the aggregate annual premium for the Debtors’ existing director and officer liability policies;

(d) The Consulting Agreement, substantially in the form attached to the Restructuring Support Agreement, shall have been executed and be in form and substance acceptable to the Plan Proponents and Centre Partners;

(e) The Claims Purchase Funds, up to the aggregate Claim Purchase Price for all General Unsecured Claims included on the Claims Purchase Schedule as of the Effective Date, shall have been funded by the Debtors to the Claims Purchasing Agent on behalf of the Senior Secured Noteholders;

(f) The Debtors shall have satisfied all other conditions set forth in the Plan and Restructuring Support Agreement, as applicable, including, but not limited to, (i) operation of the Debtors’ businesses in the ordinary course of business and in accordance with a budget approved by the Majority Noteholder Group, in its sole discretion, and (ii) the granting of information sharing rights to the Majority Noteholder Group in form and substance acceptable to the Majority Noteholder Group.  All other actions and documents necessary to implement the Plan shall have been effected or executed;

(g) The deadline for governmental units (as defined in Section 101(27) of the Bankruptcy Code) to file proofs of claim in respect of prepetition claims against any of the Debtors has occurred and no claims filed by such governmental units would have a material adverse impact on the Reorganized Uno Companies’ projections.

3.	Waiver of Conditions

The Plan Proponents (and, in the case of the Consulting Agreement, Centre Partners), may, to the extent not prohibited by applicable law, waive one or more of the conditions precedent to Confirmation or to the Effective Date set forth in Sections 9.1 and 9.2 of the Plan; provided, however, that with respect to a waiver of the condition to fund the Claims Purchase Funds, no waiver shall occur absent consent of the Creditors’ Committee.

4.	Failure of Conditions Precedent

Unless otherwise agreed to by the Plan Proponents, in the event that one or more of the conditions specified in Section 9.2 of the Plan have not occurred on or before July 30, 2010 (or July 15,

2010 in the event the conditions specified in 9.2(g) has been waived by the Majority Noteholder Group prior to July 1, 2010), (i) the Confirmation Order shall be vacated, (ii) no distributions under the Plan shall be made, (iii) the Debtors and all holders of Claims and Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred, and (iv) the Debtors’ obligations with respect to Claims and Interests shall remain unchanged and nothing contained herein shall constitute or be deemed to be a waiver or release of any Claims or Interests by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors.  For the avoidance of doubt, and notwithstanding anything in the Disclosure Statement or the Plan to the contrary, if the Plan is not confirmed or does not become effective, nothing in the Plan or the Disclosure Statement shall be construed as a waiver of any rights or claims of the Debtors.

H.	EFFECT OF CONFIRMATION

1.	Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan, on the Effective Date, pursuant to Sections 1141(b) and (c) of the Bankruptcy Code, all property in the Debtors’ Estates, including Retained Causes of Action, and any property acquired by any of the Debtors pursuant to the Plan shall vest in the Reorganized Debtors free and clear of all Liens, Claims, charges, or other encumbrances (except for Liens, if any, expressly granted pursuant to the Plan).  On and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire, or dispose of property and compromise or settle any Causes of Action or interests without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

2.	Discharge of Claims and Termination of Interests

Except as otherwise provided in the Plan, the DIP Financing Agreement, the DIP Financing Order, or the Confirmation Order, the rights afforded in the Plan and the payments and distributions to be made hereunder shall be in exchange for and in complete satisfaction and discharge of all existing debts and Claims, and shall terminate all Interests, of any kind, nature, or description whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtors or any of their assets or properties to the fullest extent permitted by Section 1141 of the Bankruptcy Code.  Except as provided in the Plan, on the Effective Date, all existing Claims against the Debtors and Interests in the Debtors, shall be, and shall be deemed to be satisfied and discharged, and all holders of Claims and Interests shall be precluded and enjoined from asserting against the Reorganized Uno Companies, or any of their respective assets or properties, any other or further Claim or Interest based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not such holder has filed a proof of Claim or proof of Interest.

3.	Discharge of Debtors

Upon the Effective Date and in consideration of the Distributions to be made hereunder, except as otherwise expressly provided for in the Plan, the DIP Financing Agreement, the DIP Financing Order, or the Confirmation Order, each holder (as well as any trustees and agents on behalf of each holder) of a Claim or Interest and any affiliate of such holder shall be deemed to have such Claim or Interest satisfied and discharged by the Debtors, to the fullest extent permitted by Section 1141 of the Bankruptcy Code, of and from any and all Claims, Interests, rights, and liabilities that arose prior to the Effective Date.  Upon the Effective Date, all Entities shall be forever precluded and enjoined, pursuant to

Section 524 of the Bankruptcy Code, from asserting against the Debtors or their respective successors or assigns, including, without limitation, the Reorganized Uno Companies, or their respective assets, properties, or interests in property, any discharged Claim or Interest in the Debtors, any other or further Claims based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not the facts or legal bases therefore were known or existed prior to the Effective Date regardless of whether a proof of Claim or Interest was filed, whether the holder thereof voted to accept or reject the Plan, or whether the Claim or Interest is an Allowed Claim or an Allowed Interest.

4.	Injunction on Claims

Except as otherwise expressly provided in the Plan, the Confirmation Order, or such other order of the Bankruptcy Court that may be applicable, all Entities who have held, hold, or may hold Claims or other debt or liability that is discharged or Interests or other right of equity interest that is discharged pursuant to the Plan are permanently enjoined, from and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim or other debt or liability or Interest or other right of equity interest that is terminated or cancelled pursuant to the Plan against the Debtors or the Reorganized Uno Companies, the Debtors’ Estates, or properties or interests in properties of the Debtors or the Reorganized Uno Companies, (b) the enforcement, attachment, collection, or recovery by any manner or means of any judgment, award, decree, or order against the Debtors or the Reorganized Uno Companies, the Debtors’ Estates or properties, or interests in properties of the Debtors or the Reorganized Uno Companies, (c) creating, perfecting, or enforcing any encumbrance of any kind against the Debtors or the Reorganized Uno Companies, the Debtors’ Estates or properties, or interests in properties of the Debtors or the Reorganized Debtors, (d) except to the extent provided, permitted, or preserved by Sections 553, 555, 556, 559, 560, or 561 of the Bankruptcy Code or pursuant to the common law right of recoupment, asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from the Debtors or the Reorganized Uno Companies, the Debtors’ Estates or properties, or interests in properties of the Debtors or the Reorganized Uno Companies with respect to any such Claim or other debt or liability that is discharged or Interest or other right of equity interest that is terminated or cancelled pursuant to the Plan, and (e) taking any actions to interfere with the implementation or consummation of the Plan; provided, however, that such injunction shall not preclude the United States of America, any State, or any of their respective police or regulatory agencies from enforcing their police or regulatory powers; and, provided, further, that except in connection with a properly filed proof of claim, the foregoing proviso does not permit the United States of America, any state, or any of their respective police or regulatory agencies from obtaining any monetary recovery from the Debtors or the Reorganized Uno Companies, or their respective property or interests in property with respect to any such Claim or other debt or liability that is discharged or Interest or other right of equity interest that is terminated or cancelled pursuant to the Plan, including, without limitation, any monetary claim or penalty in furtherance of a police or regulatory power.  Such injunction shall extend to all successors of the Debtors and the respective properties and interests in property of all of the successors.

5.	Terms of Existing Injunctions or Stays

Unless otherwise provided in the Plan, the Confirmation Order, or a separate order of the Bankruptcy Court, all injunctions or stays arising under or entered during the Chapter 11 Cases pursuant to Sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in such applicable order.

6.	Exculpation

None of the Debtors, the Reorganized Debtors, the Majority Noteholder Group, the Senior Secured Notes Indenture Trustee, the Creditors’ Committee, Centre Partners, the Prepetition Lenders, the Prepetition Administrative Agent, the DIP Lenders, the DIP Agent, and any of their respective directors, officers, employees, managers, partners, members, attorneys, consultants, advisors, and agents (but solely in their capacities as such), shall have or incur any liability to any holder of a Claim or Interest or any other Entity for any act taken or omitted to be taken in connection with, related to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, implementation, confirmation, approval, or administration of the Plan or any compromises or settlements contained therein, the Disclosure Statement related thereto, the property to be distributed under the Plan, or any contract, instrument, release, or other agreement or document provided for or contemplated in connection with the consummation of the transactions set forth in the Plan; provided, however, that the provisions of Section 10.6 of the Plan shall not affect the liability of (a) any Entity that otherwise would result from any such act or omission to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct, including, without limitation, fraud and criminal misconduct, (b) the professionals of the Debtors, the Reorganized Debtors, the Majority Noteholder Group, or the Senior Secured Notes Indenture Trustee to their respective clients pursuant to applicable codes of professional conduct, or (c) any of such Entities with respect to any act or omission prior to the Petition Date, except as otherwise expressly set forth elsewhere in the Plan.  Any of the foregoing parties in all respects shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

7.	Preservation of Causes of Action / Reservation of Rights

Except with respect to Released Actions, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver, release, or the relinquishment of any rights of Causes of Action that the Debtors or the Reorganized Debtors may have or which the Reorganized Debtors may choose to assert on behalf of their respective Estates under any provision of the Bankruptcy Code or any applicable nonbankruptcy law.

Except with respect to Released Actions, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver, release, or relinquishment of any Cause of Action, right of setoff, or other legal or equitable defense which the Debtors had immediately prior to the Petition Date, against or with respect to any Claim left unimpaired by the Plan.  The Reorganized Debtors shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff, and other legal or equitable defenses which they had immediately prior to the Petition Date fully as if the Chapter 11 Cases had not been commenced, and all of the Reorganized Debtors’ legal and equitable rights respecting any Claim left unimpaired by the Plan may be asserted after the Confirmation Date to the same extent as if the Chapter 11 Cases had not been commenced.

Specifically and not by way of limitation, the Debtors and the Reorganized Uno Companies reserve their rights against Amelia Island Plantation for, among other things, breach of contract and willful violation of the automatic stay, arising out of efforts of Amelia Island Plantation, after the Petition Date, to collect on a prepetition obligation by charging the individual credit and debit cards of the Debtors’ employees in violation of its contract with the Debtors.  The Debtors have been forced to reimburse certain employees as a result.  Amelia Island Plantation denies any wrongdoing and the allegations set forth herein.  The Majority Noteholder Group has indicated that it intends to omit Amelia Island Plantation from the Claims Purchase Schedule.

8.	Injunction on Causes of Action

Except as provided in the Plan, as of the Effective Date, all non-Debtor entities are permanently enjoined from commencing or continuing in any manner, any Causes of Action, whether directly, derivatively, on account of or respecting any debt or Cause of Action of the Debtors or the Reorganized Debtors which the Debtors or the Reorganized Debtors, as the case may be, retain sole and exclusive authority to pursue in accordance with Section 10.7 of the Plan or which has been released pursuant to the Plan.

9.	Releases By The Debtors

Effective as of the Confirmation Date, but subject to the occurrence of the Effective Date, to the extent permitted by applicable law, for good and valuable consideration, the Debtors and the Reorganized Debtors shall and shall be deemed to completely and forever release, waive, void, extinguish, and discharge all Released Actions (other than the rights to enforce the Plan and any right or obligation hereunder, and the securities, contracts, instruments, releases, indentures, and other agreements delivered hereunder or contemplated hereby), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise, that are based in whole or in part on any act, omission, transaction, event, or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, or the Plan that may be asserted by or on behalf of the Debtors or Reorganized Debtors or their respective Estates against the Released Parties; provided, however, that all Released Actions shall be retained in connection with the defense against any Claim asserted against the Debtors, provided that the retention of such Released Actions shall not result in any affirmative recovery for the Debtors or the Reorganized Debtors nor affect the Claims Purchase; provided, further, that the foregoing shall not operate as a waiver of or release from any causes of action arising out of the willful misconduct, intentional fraud, or criminal conduct of any Entity as determined by a Final Order entered by a court of competent jurisdiction.

10.	Releases By The Holders of Claims and Interests

Effective as of the Confirmation Date, but subject to the occurrence of the Effective Date, to the extent permitted by applicable law, for good and valuable consideration, each holder of a Claim that (i) votes to accept the Plan (or is deemed to accept the Plan), and (ii) agrees to provide releases of the Released Parties under the Plan, shall be deemed to release, waive, void, extinguish, and discharge, unconditionally and forever, all Released Actions (other than the rights to enforce the Plan, and any right or obligation under the Plan, and the securities, contracts, instruments, releases, indentures, and other agreements or documents delivered hereunder or contemplated hereby), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise, that are based in whole or in part on any act, omission, transaction, event, or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, or the Plan, that otherwise may be asserted against the Released Parties; provided, however, that the foregoing shall not operate as a waiver of or release from any causes of action arising out of the willful misconduct, intentional fraud, or criminal conduct of any such person or entity as determined by a Final Order entered by a court of competent jurisdiction.

I.	RETENTION OF JURISDICTION

The Bankruptcy Court shall retain and have exclusive jurisdiction over any matter arising under the Bankruptcy Code, arising in or related to the Chapter 11 Cases or the Plan, or that relates to the following purposes:

(a) to resolve any matters related to the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease to which a Debtor is a party or with respect to which a Debtor may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment after the Effective Date of the Plan, to add any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected;

(b) to enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan;

(c) to determine any and all motions, adversary proceedings, applications, and contested or litigation matters that may be pending on the Effective Date or that, pursuant to the Plan, may be instituted by the Reorganized Uno Companies prior to or after the Effective Date (which jurisdiction shall be non-exclusive as to any non-core matters);

(d) to ensure that distributions to holders of Allowed Claims are accomplished as provided herein;

(e) to hear and determine any timely objections to Claims and Interests, including any objections to the classification of any Claim or Interest, and to allow, disallow, determine, liquidate, classify, estimate, or establish the priority of or secured or unsecured status of any Claim, in whole or in part;

(f) to resolve any Disputed Claims;

(g) to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified, reversed, or vacated;

(h) to issue such orders in aid of consummation of the Plan, to the extent authorized by Section 1142 of the Bankruptcy Code;

(i) to consider any modifications of the Plan, to cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(j) to hear and determine all applications for awards of compensation for services rendered and reimbursement of expenses incurred prior to the Effective Date under Sections 330, 331, and 503(b) of the Bankruptcy Code and any disputes related to the post-Effective Date fees and out-of-pocket expenses of counsel to the Creditors’ Committee incurred in connection with carrying out the provisions of the Plan;

(k) to hear and determine disputes arising in connection with or relating to the Plan or the interpretation, implementation, or enforcement of the Plan or the extent of any Entity’s obligations incurred in connection with or released under the Plan;

(l) to issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with the consummation, implementation, or enforcement of the Plan, the Confirmation Order, or any other order of the Bankruptcy Court;

(m) to determine any other matters that may arise in connection with or are related to the Plan, the Disclosure Statement, the Confirmation Order, or any other contract, instrument, release, or other agreement or document created in connection with the Plan or the Disclosure Statement;

(n) to recover all assets of the Debtors and property of the Debtors’ Estates, wherever located;

(o) to hear and determine matters concerning state, local, and federal taxes in accordance with Sections 346, 505, and 1146 of the Bankruptcy Code (including the expedited determination of tax under Section 505(b) of the Bankruptcy Code);

(p) to determine the scope of any discharge of any Debtor under the Plan or the Bankruptcy Code;

(q) to hear any other matter or for any purpose specified in the Confirmation Order that is not inconsistent with the Bankruptcy Code; and

(r) to enter a final decree closing the Chapter 11 Cases.

J.	MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

1.	Modification of Plan

The Plan Proponents reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan, the Plan Supplement, or any exhibits to the Plan at any time prior to entry of the Confirmation Order, including, without limitation, to exclude one (1) or more Debtors from the Plan; provided, however, that (a) any such amendments or modifications with respect to matters relating to the Claims Purchase or General Unsecured Claims shall be subject to the consent of the Creditors’ Committee, and, to the extent any such amendments or modifications impact the rights and duties of the Claims Purchasing Agent under the Claims Purchasing Agreement, the Claims Purchasing Agent, (b) any such amendments or modifications with respect to matters relating to the Consulting Agreement shall be subject to the consent of Centre Partners, and (c) any such amendments or modifications with respect to matters relating to the treatment of DIP Financing Claims shall be subject to the consent of the DIP Agent.  Upon entry of the Confirmation Order, the Plan Proponents may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with Section 1127(b) of the Bankruptcy Code, including, without limitation, to exclude one (1) or more Debtors from the Plan, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan; provided, however, that (a) any such amendments or modifications with respect to matters relating to the Claims Purchase or General Unsecured Claims shall be subject to the consent of the Creditors’ Committee and, to the extent any such amendments or modifications impact the rights and duties of the Claims Purchasing Agent under the

Claims Purchasing Agreement, the Claims Purchasing Agent, and (b) any such amendments or modifications with respect to matters relating to the Consulting Agreement shall be subject to the consent of Centre Partners.  A holder of a Claim that has adopted the Plan shall be deemed to have accepted the Plan as modified if the proposed modification does not materially and adversely change the treatment of the Claim of such holder.

2.	Revocation or Withdrawal of the Plan

The Plan may be revoked or withdrawn by the Plan Proponents prior to the Effective Date.

If the Plan is revoked or withdrawn prior to the Effective Date, the Plan shall be deemed null and void.  In such event, nothing contained herein shall be deemed to constitute a waiver or release of any claims by the Debtors or any other Entity or to prejudice in any manner the rights of the Debtors or any other Entity in any further proceedings involving the Debtors.

K.	MISCELLANEOUS PROVISIONS

1.	Effectuating Documents and Further Transactions

Each of the Debtors and the Reorganized Uno Companies is authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any securities issued pursuant to the Plan.

2.	Withholding and Reporting Requirements

In connection with the consummation of the Plan and all instruments issued in connection herewith and distributed hereunder, the Debtors, the Reorganized Uno Companies, or any Disbursing Agent, as the case may be, shall comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.  Notwithstanding the above, each holder of an Allowed Claim that is to receive a distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution.  Any party issuing any instrument or making any distribution under the Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or disbursing party for payment of any such tax obligations.

3.	Plan Supplement

Each of the documents contained in the Plan Supplement shall be acceptable in all respects to the Plan Proponents, to the extent any of such documents impact the Claims Purchase, the Creditors’ Committee, and, to the extent any of such documents impact the rights and duties of the Claims Purchasing Agent under the Claims Purchasing Agreement, the Claims Purchasing Agent.  The Plan Supplement shall be filed with the Clerk of the Bankruptcy Court at least ten (10) days prior to the last day upon which holders of Claims may vote to accept or reject the Plan; provided, however, that the Plan Proponents may amend (a) Schedules A, B, and C through and including the Confirmation Date and (b) each of the other documents contained in the Plan Supplement, subject to Section 12.1 of the Plan, through and including the Effective Date in a manner consistent with the Plan and Disclosure Statement.

Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours.  Holders of Claims or Equity Interests may obtain a copy of the Plan Supplement on the Debtors’ website at www.kccllc.net/Uno.

4.	Payment of Statutory Fees

All fees payable pursuant to Section 1930 of title 28 of the United States Code shall be paid as and when due or otherwise pursuant to an agreement between the Reorganized Debtors and the United States Department of Justice, Office of the United States Trustee, until such time as a Chapter 11 Case for a Debtor shall be closed in accordance with the provisions of Section 13.17 of the Plan.  Notwithstanding Section 5.1 of the Plan, the Debtors shall pay all of the foregoing fees on a per-Debtor basis.

5.	Payment of Post-Effective Date Fees of Senior Secured Notes Indenture Trustee and Claims Purchasing Agent

The Reorganized Debtors shall pay all reasonable fees, costs, and expenses incurred by the Senior Secured Notes Indenture Trustee after the Effective Date in connection with the distributions required pursuant to the Plan, including, but not limited to, the reasonable fees, costs, and expenses incurred by the Senior Secured Notes Indenture Trustee’s professionals in carrying out the Senior Secured Notes Indenture Trustee’s duties as provided for in the Senior Secured Notes Indenture.  In addition, the Reorganized Debtors shall pay all reasonable fees, costs, and expenses incurred by the Claims Purchasing Agent after the Effective Date, in accordance with the Claims Purchasing Agreement.  The foregoing fees, costs, and expenses of the Senior Secured Notes Indenture Trustee and the Claims Purchasing Agent shall be paid by the Reorganized Debtors in the ordinary course, upon presentation of invoices by the Senior Secured Notes Indenture Trustee and the Claims Purchasing Agent, respectively, and without the need for approval by the Bankruptcy Court.

6.	Dissolution of Creditors’ Committees and Cessation of Fee and Expense Payment

Upon the Effective Date, the Creditors’ Committee shall dissolve automatically (except with respect to the resolution of Professional Compensation and Reimbursement Claims and matters related to the Claims Purchase and General Unsecured Claims), for which counsel to the Creditors’ Committee shall be entitled to reasonable fees and out-of-pocket expenses, to be paid in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court), and members thereof shall be released and discharged from all rights, duties, responsibilities, and liabilities arising from, or related to the Chapter 11 Cases and under the Bankruptcy Code.

7.	Expedited Tax Determination

The Reorganized Debtors may request an expedited determination of taxes under Section 505(b) of the Bankruptcy Code for all returns filed for, or on behalf of, such Reorganized Debtors for all taxable periods through the Effective Date.

8.	Post-Effective Date Fees and Expenses

From and after the Effective Date, the Reorganized Debtors shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court, (a) retain professionals and (b) pay the reasonable fees and expenses (including reasonable professional fees and expenses)

incurred by the Reorganized Debtors related to implementation and consummation of or consistent with the provisions of the Plan.

9.	Substantial Consummation

On the Effective Date, the Plan shall be deemed to be substantially consummated under Sections 1101 and 1127(b) of the Bankruptcy Code.

10.	Severability

If, prior to the Confirmation Date, any term or provision of the Plan shall be held by the Bankruptcy Court to be invalid, void, or unenforceable, including, without limitation, the inclusion of one (1) or more Debtors in the Plan, the Bankruptcy Court shall, at the request of the Plan Proponents, have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted.  Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation.  The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

11.	Governing Law

Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent that an exhibit hereto or document contained in the Plan Supplement provides otherwise, the rights, duties, and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the Bankruptcy Code and, to the extent not inconsistent therewith, the laws of the State of New York, without regard to any conflicts of law provisions that would require the application of the law of any other jurisdiction.

12.	Time

In computing any period of time prescribed or allowed by the Plan, unless otherwise set forth herein or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

13.	Binding Effect

The Plan shall be binding upon and inure to the benefit of the Debtors, the holders of Claims and Interests, and their respective successors and assigns, including, without limitation, the Reorganized Debtors.

14.	Solicitation of the Plan

As of and subject to the occurrence of the Confirmation Date:  (a) the Plan Proponents shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including without limitation, Section 1125(a) and (e) of the Bankruptcy Code, and any applicable non-bankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation, and (b) the Debtors, the Majority Noteholder Group, the Creditors’ Committee, the DIP Agent, the DIP Lenders, the Senior Secured Notes Indenture Trustee,

and holders of Allowed Senior Secured Notes Claims, and each of their respective directors, officers, employees, affiliates, agents, members, managers, partners, financial advisors, investment bankers, professionals, accountants, and attorneys shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of any securities under the Plan, and therefore are not, and on account of such offer, issuance, and solicitation shall not be, liable at any time for any violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of any securities under the Plan.

15.	Exhibits/Schedules

All exhibits and schedules to the Plan, including the Plan Supplement, are incorporated into and are a part of the Plan as if set forth in full in the Plan.

16.	Notices

All notices, requests, and demands to or upon the Debtors or the Reorganized Debtors, the Creditors’ Committee, the Majority Noteholder Group, and the DIP Agent shall, to be effective, be in writing (including by facsimile transmission) and, unless otherwise expressly provided in the Plan, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

If to the Debtors or the Reorganized Debtors, to:

Uno Restaurant Holdings Corporation
100 Charles Park Road
Boston, MA 02132
Facsimile No.:  (617) 218-5375
Tel:  (617) 323-9200
Attn:        Louie Psallidas

with a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY  10153
Facsimile No.:  (212) 310-8007
Tel:  (212) 310-8000
Attn:        Christopher Aidun
    Joseph H. Smolinsky

If to the Creditors’ Committee, to:

Cooley Godward Kronish LLP
1114 Avenue of the Americas
New York, NY 10036
Facsimile No.:  (212) 937-2151
Tel: (212) 479-6000
Attn:        Jay R. Indyke
   Jeffrey Cohen

If to the Majority Noteholder Group, to

Twin Haven Capital Partners, LLC
11111 Santa Monica Boulevard, Suite 525
Los Angeles, CA 90025
Facsimile No.:  (310) 689-5199
Tel: (310) 689-5100
Attn:        Robert Webster

Coliseum Capital Management, LLC
767 Third Avenue, 35th Floor
New York, NY 10017
Facsimile No.:  (212) 644-1001
Tel: (212) 488-5555
Attn:        Adam Gray

With a copy to:

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
Facsimile No.:  (212) 872-1002
Tel:  (212) 872-1000
Attn:        Michael Stamer
   Philip Dublin
Kristina Wesch

If to the DIP Agent, to:

Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
Facsimile No.:  (617) 951-8736
Tel: (617) 951-8000
Attn:         Julia Frost-Davies
    Andrew J. Gallo

17.	Closing of the Chapter 11 Cases

The Reorganized Debtors shall, promptly upon the full administration of the Chapter 11 Cases, file with the Bankruptcy Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Bankruptcy Court.

VII.

FINANCIAL INFORMATION, PROJECTIONS AND VALUATION ANALYSIS

A.	HISTORICAL FINANCIAL INFORMATION

The following table sets forth consolidated selected financial data for the Company for the fiscal years ended September 29, 2007, September 28, 2008 and September 27, 2009 derived from the Company’s audited consolidated financial statements attached as Exhibit F hereto. In addition, the table also sets forth selected financial data for the Company for the six month periods ended March 28, 2010 and March 29, 2009 derived from the Company’s unaudited consolidated financial statements attached hereto as Exhibit F.

The selected financial data below should be read in conjunction with the Company’s audited consolidated financial statements.

($ Thousands)	SELECTED FINANCIAL DATA
	Fiscal Year Ended			6 Months Ended
	Sept. 29 2007	Sept. 29 2008	Sept. 29 2009	March 29 2009	March 28 2010
Revenue:
Restaurant Sales	$263,173	$262,832	$247,847	$103,091	$99,905
Consumer Product Sales	35,206	33,759	32,317	16,145	20,640
Franchise Income	8,678	8,167	6,730	3,285	3,028
Total Revenue	307,057	304,758	286,894	122,521	123,573
Earnings before interest, taxes, depreciation and amortization	$24,588	$22,919	$20,410	$8,378	$7,332
% of Total Revenue	8.0%	7.5%	7.1%	6.8%	5.9%

Net income	$(15,351)	$(15,058)	$(22,229)	$(9,747)	$(15,359)

Supplemental Data:
Number of restaurants:
Company-owned	120	120	116	117	92
Franchised	95	86	83	87	78
	215	206	199	204	170
Total assets	$180,370	$167,156	$144,570	$157,781	$136,436
Long-term debt	168,435	170,296	171,759	172,127	172,090

B.	FINANCIAL PROJECTIONS

The Debtors developed a set of financial projections (as summarized below and attached hereto as Exhibit B, the “Financial Projections”).  The Financial Projections set forth below and in Exhibit B are based on a number of significant assumptions, including, among other things, the successful reorganization of the Debtors.

THE FINANCIAL PROJECTIONS AND VALUATIONS ARE BASED UPON A NUMBER OF SIGNIFICANT ASSUMPTIONS.  ACTUAL OPERATING RESULTS AND VALUES MAY VARY.

As a condition to confirmation of a plan, the Bankruptcy Code requires, among other things, that the Court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor.  In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies this feasibility standard, the Debtors’ Management has, through the development of the Financial Projections, analyzed the Debtors’ ability to meet their obligations under the Plan and to maintain sufficient liquidity and capital resources to conduct their business subsequent to their emergence from Chapter 11.  The Financial Projections were also prepared to assist holders of Allowed Claims entitled to vote on the Plan in determining whether to accept or reject the Plan.

The Financial Projections should be read in conjunction with the summary of significant assumptions set forth herein and the historical audited and unaudited financial statements included in Exhibit F.  The Financial Projections were prepared in good faith and based upon assumptions believed to be reasonable.  The Financial Projections, which were prepared during April 2010, were based, in part, on economic, competitive, and general business conditions prevailing at the time.  Any future changes in these conditions may materially impact the Debtors’ ability to achieve the Financial Projections.

THE FINANCIAL PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARDS COMPLYING WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS.  THE DEBTORS’ INDEPENDENT ACCOUNTANT, ERNST & YOUNG LLP, HAS NEITHER COMPILED NOR EXAMINED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION TO DETERMINE THE REASONABLENESS THEREOF AND, ACCORDINGLY, HAS NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO.

THE DEBTORS DO NOT, AS A MATTER OF NORMAL COURSE, PUBLISH PROJECTIONS OF THEIR ANTICIPATED FINANCIAL POSITION, RESULTS OF OPERATIONS OR CASH FLOWS.  ACCORDINGLY, THE DEBTORS DO NOT INTEND TO, AND DISCLAIM ANY OBLIGATION TO (A) FURNISH UPDATED PROJECTIONS TO HOLDERS OF CLAIMS OR EQUITY INTERESTS PRIOR TO THE EFFECTIVE DATE OR ANY OTHER PARTY AFTER THE EFFECTIVE DATE, OR (B) OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.

THESE FINANCIAL PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY THE DEBTORS’ MANAGEMENT, MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE DEBTORS’ CONTROL.  THE DEBTORS’ CAUTION THAT NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THESE FINANCIAL PROJECTIONS OR TO THE DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED RESULTS.  SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE.  FURTHER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE FINANCIAL PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED AND, THUS,

THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER.

($ Thousands)	SELECTED FINANCIAL DATA
	FY 2010E	FY 2011P	FY 2012P	FY 2013P	FY 2014P
Revenue:
Restaurant Sales	$221,134	$213,219	$228,588	$249,616	$276,578
Consumer Product Sales	39,506	42,664	47,710	53,981	60,023
Franchise Income	6,305	6,408	6,630	7,231	8,206
Total Revenue	266,944	262,291	282,928	310,828	344,807
Earnings before interest, taxes, depreciation and amortization	20,156	22,468	25,892	30,934	36,917
% of Total Revenue	7.6%	8.6%	9.2%	10.0%	10.7%

Net income	$126,558	$2,502	$4,043	$6,445	$8,680

Supplemental Data:
Number of restaurants:
Company-owned	90	91	92	94	96
Company-owned Uno Due Go	0	2	7	15	25
Franchised	80	82	87	97	109
	170	175	186	206	230
Total assets	$129,605	$129,161	$127,838	$137,837	$151,217
Long-term debt	38,477	36,520	30,905	32,158	33,781

1.	Scope of Financial Projections

The Debtors have prepared Financial Projections of their financial performance for the five-year period through the end of fiscal year 2014 (the “Projection Period”) which are annexed hereto as Exhibit B and include a pro forma projected consolidated balance sheet as of June 27, 2010 and pro forma projected balance sheets, income statements and statements of cash flow for fiscal years 2010, 2011, 2012, 2013 and 2014.

The Financial Projections are based on the assumption that the Plan will be confirmed by the Court and that the Effective Date under the Plan will occur on June 27, 2010.  The Debtors believe that an actual Effective Date any time during the fourth quarter of fiscal year 2010 would not have any material effect on the Financial Projections.

2.	Summary of Significant Assumptions

The following summarizes Management’s key assumptions regarding revenues, expenses, EBITDA, capital expenditures and financing needs of the Reorganized Uno Companies and their consolidated subsidiaries for the fiscal years ended September 2010 (“FY 2010”) through September 2014 (“FY 2014”).  The Financial Projections are based on a number of assumptions, including the expectation that the Reorganized Uno Companies have ample liquidity to achieve these Financial Projections, either through the generation of free cash flow, cash reserves or availability under a line of credit.

The Company's fiscal year ends at the close of business on the Sunday closest to September 30th.  The Company’s September FY 2010 ends on October 3, 2010 and contains 53 weeks. All other years contain 52 weeks.

(a) Revenue Assumptions

The Reorganized Uno Companies expect to emerge from bankruptcy with 90 full service Debtor-owned Uno Chicago Grill Restaurants and a total of 77 franchised restaurants comprised of 73 Uno Chicago Grill restaurants, 2 Uno Due Go restaurants and 2 take-out units.  The calculation of 90 restaurants upon emergence is based on the 91 Debtor-owned restaurants as of the date hereof less the additional expected closure of one restaurant prior to the Effective Date.

During FY 2010, the Debtors and the Reorganized Uno Companies expect to generate $221.1 million in restaurant sales, a decrease from $247.8 in the prior year primarily due to the closure of the 26 Debtor-owned restaurants and lower guest counts given a difficult economic environment. Restaurant sales are projected to decline further in FY 2011 primarily as a result of the closure of 26 Debtor-owned restaurants that occurred during FY 2010 and then increase annually thereafter from $213.2 million during FY 2011 to $276.6 million in FY 2014, primarily due to new planned restaurant openings and increases in same store sales as a result of revenue generating initiatives during the Projection Period.

Revenue in the Debtors’ consumer products business is projected to increase to $39.5 million in FY 2010 from $32.3 million in the prior year and to continue increasing over the Projection Period to $60.0 million in FY 2014 as a result of growth in both the retail and foodservice segments of its business.

Franchising income is projected to be $6.3 million in FY 2010 as compared to $6.7 million in the prior year and to increase annually thereafter to $8.2 million in FY 2014 principally due to the opening of new franchised restaurants and royalties from increased same store sales at franchised restaurants.

(b) Cost Assumptions

Operating costs excluding general and administrative costs are projected to decrease as a percentage of revenue from restaurant and consumer product sales to 88.3% in FY 2010 vs 89.0% in FY 2009 and to further decline to 86.9% in FY 2011, 86.3% in FY 2012, 85.6% in FY 2013 and 85.1% in FY 2014 as a result of the closure of underperforming restaurants in FY 2010, renegotiation of occupancy costs, efficiencies and the impact of higher sales.

General and administrative expenses in FY 2010 decreased to $16.7 million or 6.3% of revenues vs $17.2 million or 5.9% of revenue in FY 2009.  Although general and administrative expenses declined by $500,000 in FY 2010 as compared to the prior year, such expenses increased as a percentage of revenue due to a combination of the fixed cost nature of such expenses and the decline in revenue associated with the closure of 26 Debtor-owned restaurants.  Similarly, in FY 2011, general and administrative expense increased as a percentage of revenue to 6.6%.  Thereafter, general and administrative expenses as a percentage of revenue decline to 6.5%, 6.4% and 6.2% in FY 2012, FY 2013 and FY 2014, respectively due primarily to revenue growth.

(c) EBITDA

EBITDA for FY 2010 is projected to be approximately $20.2 million.  Over the Projection Period, EBITDA is expected to increase to $36.9 million by FY 2014.  EBITDA margin is projected to increase from 7.6% of total revenues during FY 2010 to 10.7% during FY 2014.  The increase in EBITDA and EBITDA margin is attributable to a combination of same store sales growth at Debtor-owned and franchised restaurants, new Debtor-owned and franchised restaurant openings, increased sales in the Debtors’ consumer products segment, economies of scale, operating efficiencies and the success of new initiatives.

(d) Capital Expenditures

Total capital expenditures are projected to increase from $1.3 million in FY 2009, to $1.9 million in FY 2010. Thereafter, capital expenditures are projected to increase significantly in FY 2011 through FY 2014 for initiatives to drive growth including remodels of existing restaurants, investments in the manufacturing facility, technology and new restaurant openings.

(e) Working Capital

Investments in working capital are expected to remain relatively constant over the course of the Projection Period.

(f) Fresh Start Accounting

The pro forma balance sheet adjustments contained herein account for the reorganization and related transactions pursuant to the Plan, but excludes the implementation of “fresh start” accounting pursuant to Statement of Position 90-7 (“SOP 90-7”), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, as issued by the American Institute of Certified Public Accountants.

(g) Debt

The Plan contemplates the entry by the Reorganized Uno Companies into a (i) New First Lien Facility comprised of a $28 million first lien revolving credit facility, and (ii) the potential issuance of New Second Lien Notes in an aggregate principal amount of $27 million.  The terms and conditions incorporated into the projection related to each of these debt instruments (including interest rates, maturity, etc.) are illustrative and make general assumptions taking into account current financing market conditions.  The actual terms and conditions will be subject to obtaining financing from a combination of new third party lenders and existing lenders, and further subject to definitive documentation, which may have terms and conditions materially different from those assumed herein.

(h) Equity

Upon the Effective Date 100% of the New Common Stock issued by New Uno will be held by the Senior Secured Noteholders (subject to dilution resulting from the issuance of New Common Stock and/or warrants in connection with the Consulting Agreement and the Management Incentive Plan).

The above Financial Projections are based on assumptions that are inherently uncertain and unpredictable.  The operating and financial information contained in the Reorganized Uno Companies’ Financial Projections has been prepared by Management and reflect Management’s current estimates of the Reorganized Uno Companies’ future performance.  The projections and assumptions have not been reviewed or independently verified by any third party.  The projected results are dependent on the successful implementation of Management’s growth strategies and are based on assumptions and events over which, in many cases, the Reorganized Uno Companies will have only partial or no control.  The selection of assumptions underlying such Financial Projections require the exercise of judgment, and the Financial Projections are subject to uncertainty due to the effects that economic, business, competitive, legislative, political or other changes may have on future events.  Changes in the facts or circumstances underlying such assumptions could materially affect the Financial Projections.  To the extent that assumed events do not materialize, actual results may vary substantially from the Financial Projections.  As a result, no assurance can be made that the Reorganized Uno Companies will achieve the operating results set forth in the Financial Projections, nor can there be any assurance that results will not vary, perhaps materially and/or adversely from the Financial Projections.

Any statement included in the Plan or Disclosure Statement regarding plans, objectives, goals, strategies, future events or performance of the Reorganized Uno Companies, including the above Financial Projections, are based on various assumptions, many of which in turn are based on other assumptions that Management believes to be reasonable but which are inherently uncertain and unpredictable.  The assumptions underlying the Financial Projections may be incomplete and inaccurate, and unanticipated events and circumstances are likely to occur.  For these reasons, actual results achieved during periods covered may vary from the Financial Projections, and such variations may be material or adverse.  The Financial Projections are included solely to provide holders of Claims with information concerning estimates of future operating results based on the assumptions, and no representation is intended that such results will be achieved.  The Reorganized Uno Companies make no representation or warranty as to the accuracy or completeness of any of the foregoing information

C.	VALUATION

In conjunction with formulating the Plan, the Debtors have estimated the going-concern enterprise value of the Reorganized Debtors. At the Debtors’ request, Jefferies performed an analysis of the estimated reorganization value of the Reorganized Debtors on a going-concern basis.  Jefferies’ valuation was initially prepared in March 2010 and subsequently updated for the new Financial Projections.

1.	Valuation Overview

The valuation estimates set forth herein represent an estimated reorganization value that was developed solely for the purpose of the Plan. Jefferies’ estimated valuation assumes that the Reorganized Uno Companies will continue as a going concern and operate and perform in a manner consistent with the Financial Projections. The estimate reflects the computations of the estimated enterprise value and equity values of the Reorganized Uno Companies through the application of various generally accepted valuation techniques and does not constitute appraisals of the Reorganized Uno Companies’ assets.

In preparing its analysis, Jefferies has, among, other things: (i) reviewed certain recent financial results of the Company, (ii) reviewed certain internal financial and operating data of the Company; (iii) met and discussed with certain senior executives the current operations and prospects of the Company; (iv) reviewed certain operating and financial forecasts prepared by the Company including the Financial Projections which were prepared in April 2010; (v) discussed with certain senior executives of the Company key assumptions related to the Financial Projections; (vi) prepared a discounted cash flow analysis based on the Financial Projections, utilizing various discount rates; (vii) considered the market value and trading multiples of certain publicly-traded companies in businesses reasonably comparable to the operating business of the Company; (viii) considered the value and implied acquisition multiples assigned to certain precedent merger and acquisition transactions for businesses similar to the Company, as well as certain economic and industry information relevant to the operating business of the Company and (ix) conducted such other analyses as Jefferies deemed necessary under the circumstances.

Jefferies assumed, without independent verification, the accuracy, completeness, and fairness of all of the financial and other information available to it from public sources or as provided to Jefferies by the Debtors or their representatives. Jefferies also assumed that the Financial Projections have been reasonably prepared on a basis reflecting the Debtors’ best estimates and judgment as to future operating and financial performance (and Jefferies expresses no view as to the Financial Projections or the assumptions on which they are made). Jefferies did not make any independent evaluation or appraisal of the Debtors’ assets or liabilities (and Jefferies does not assume any responsibility to obtain such evaluation or appraisal), nor did Jefferies verify any of the information it reviewed. To the extent the estimated valuation is dependent upon the Reorganized Uno Companies’ achievement of the results upon which the Financial Projections are based, the estimated valuation must be considered speculative. Jefferies does not make any representation or warranty as to the fairness of the terms of the Plan.

In addition to the foregoing, Jefferies relied upon the following assumptions in arriving at its estimated valuation of the Reorganized Uno Companies:

(a) The Effective Date occurs on or about June 27, 2010;

(b) The Debtors are able to recapitalize with adequate liquidity as of the Effective Date;

(c) The Debtors are able to implement the Plan in the manner described herein;

(d) The pro forma net debt levels of the Reorganized Uno Companies would be approximately $40 million10 immediately following the Effective date; and

(e) General financial and market conditions as of the Effective Date will not differ materially from the conditions prevailing as of the date of this Disclosure Statement and assumed in the Financial Projections.

2.	Methodology

Jefferies has utilized generally accepted valuation methodologies in estimating the going concern value of the Reorganized Uno Companies. The three methodologies upon which Jefferies primarily relied are (i) comparable public company analysis (“Comparable Public Company Analysis”), (ii) comparable M&A transactions analysis (“Comparable M&A Transaction Analysis”) and (iii) discounted cash flow analysis (“DCF Analysis”). These valuation methodologies reflect a good faith estimate of the market’s current view of the Debtors’ business plan and operations.

THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE ANALYSES AND FACTORS UNDERTAKEN TO SUPPORT JEFFERIES’ CONCLUSIONS. THE PREPARATION OF A VALUATION IS A COMPLEX PROCESS INVOLVING VARIOUS

_______________________
10 Excludes letters of credit, estimated to be $8.5m.

DETERMINATIONS AS TO THE MOST APPROPRIATE ANALYSES AND FACTORS TO CONSIDER, AS WELL AS THE APPLICATION OF THOSE ANALYSES AND FACTORS UNDER THE PARTICULAR CIRCUMSTANCES. AS A RESULT, THE PROCESS INVOLVED IN PREPARING A VALUATION IS NOT READILY SUMMARIZED.

(a) Comparable Public Company Analysis

The Comparable Public Company Analysis estimates the value of a company based on a comparison of such company’s financial statistics with the financial statistics of other public companies that are similar to the subject company. Criteria for selecting comparable companies for this analysis include, among other relevant characteristics, similar lines of businesses, business risks, growth prospects, maturity of businesses, market presence, size, and scale of operations. The analysis establishes benchmarks for valuation by deriving financial multiples and ratios for the comparable companies, standardized using common variables such as EBITDA. In order to avoid distortion, of the valuation, it is common to normalize the results of the Company being valued, for example, by excluding non-recurring extraordinary items.

(b) Comparable M&A Transaction Analysis

The Comparable M&A Transaction Analysis estimates the value of a company based on a comparison of prior merger acquisition transactions of a controlling stake in other companies that are similar to the subject company. Criteria for selecting comparable companies for this analysis are similar to those cited in the Comparable Public Company Analysis.

(c) DCF Analysis

The DCF Analysis valuation methodology relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF Analysis is a “forward looking” valuation methodology approach that discounts the expected future cash flows by a theoretical or observed discount rate determined by calculating the average cost of debt and equity for publicly traded companies that are similar to the subject company. This approach has two components: (a) the present value of the projected un-levered after-tax free cash flows for a determined period and (b) the present value of the terminal value of cash flows (representing firm value beyond the time horizon of the Financial Projections).

3.	Valuation of the Reorganized Uno Companies

An estimate of the total enterprise value is not entirely mathematical, but rather it involves complex considerations and judgments concerning various factors that could affect the value of an operating business. Moreover, the value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business. As a result, the estimates of total enterprise value set forth herein are not necessarily indicative of actual outcomes, which may be significantly more or less favorable that those set forth herein. Based upon the analyses detailed above, Management’s Financial Projections, the assumptions made, matters considered and limits of review also set forth above, Jefferies estimated the total enterprise value range of the Reorganized Uno Companies to range between $110 million and $130 million with a midpoint of approximately $120 million. The common equity value for the Reorganized Uno Companies, which takes into account the total reorganization value less estimated net debt and capital lease obligations outstanding as of June 27, 2010, was estimated to be between $70 million and $90 million, with a midpoint of approximately $80 million as of June 27, 2010.

THE FOREGOING VALUATION IS BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS WHICH ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF THE COMPANY AND JEFFERIES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE RANGES REFLECTED IN THE ESTIMATED VALUATION WOULD BE REALIZED IF THE PLAN WERE TO BECOME EFFECTIVE, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE. ADDITIONALLY, THE POST-REORGANIZATION VALUE ESTIMATED BY JEFFERIES DOES NOT NECESSARILY REFLECT, AND SHOULD NOT BE CONSTRUED AS REFLECTING VALUES THAT MAY BE ASCRIBED TO THE COMPANY’S SECURITIES IN THE PUBLIC OR PRIVATE MARKETS.  ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT JEFFERIES' VALUATION, JEFFERIES DOES NOT HAVE ANY OBLIGATION TO UPDATE, REVISE OR REAFFIRM ITS VALUATION.

VIII.

CERTAIN FACTORS AFFECTING THE DEBTORS

A.	CERTAIN BANKRUPTCY LAW CONSIDERATIONS

1.	Risk of Non-Confirmation of the Plan of Reorganization

Although the Plan Proponents believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion or that modifications of the Plan will not be required for confirmation or that such modifications would not necessitate resolicitation of votes.

2.	Non-Consensual Confirmation

In the event any impaired class of claims or interests entitled to vote on a plan of reorganization does not accept a plan of reorganization, a bankruptcy court may nevertheless confirm such plan at the proponent’s request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes.  See Section IX.B.2 below, entitled “CONFIRMATION OF THE PLAN OF REORGANIZATION; Requirements for Confirmation of the Plan of Reorganization; Requirements of Section 1129(b) of the Bankruptcy Code.”  The Plan Proponents believe that the Plan satisfies these requirements.

3.	Risk of Delay in Confirmation of the Plan

Although the Plan Proponents believe that the Effective Date will occur soon after the Confirmation Date, there can be no assurance as to such timing.

B.	ADDITIONAL FACTORS TO BE CONSIDERED

1.	The Plan Proponents Have No Duty to Update

The statements contained in this Disclosure Statement are made by the Debtors as of the date hereof, unless otherwise specified herein, and the delivery of this Disclosure Statement after that date does not imply that there has been no change in the information set forth herein since that date.  The Plan Proponents have no duty to update this Disclosure Statement unless otherwise ordered to do so by the Bankruptcy Court.

2.	No Representations Outside This Disclosure Statement Are Authorized

No representations concerning or related to the Debtors, the Chapter 11 Cases, or the Plan are authorized by the Bankruptcy Court or the Bankruptcy Code, other than as set forth in this Disclosure Statement.  Any representations or inducements made to secure your acceptance or rejection of the Plan that are other than as contained in, or included with, this Disclosure Statement should not be relied upon by you in arriving at your decision.

3.	Financial Projections and Other Forward-Looking Statements Are Not Assured, and Actual Results May Vary

Certain of the information contained in this Disclosure Statement is, by nature, forward looking, and contains estimates and assumptions which might ultimately prove to be incorrect, and contains projections including, without limitation, the Financial Projections, which may be materially different from actual future experiences.  There are uncertainties associated with any projections and estimates, including, without limitation, the projections and Financial Projections and estimates herein should not be considered assurances or guarantees of the amount of funds or the amount of Claims in the various Classes that might be allowed.

4.	Plan Proponents Could Withdraw the Plan

Under the Plan, the Plan Proponents could withdraw the Plan with respect to any Debtors and proceed with confirmation of the Plan with respect to any other Debtors.

5.	No Legal or Tax Advice Is Provided to You by This Disclosure Statement

The contents of this Disclosure Statement should not be construed as legal, business or tax advice.  Each holder of a Claim or Interest should consult his, her, or its own legal counsel and accountant as to legal, tax and other matters concerning his, her, or its Claim or Interest.

This Disclosure Statement is not legal advice to you.  This Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to confirmation of the Plan.

6.	No Admission Made

Nothing contained herein shall constitute an admission of, or be deemed evidence of, the tax or other legal effects of the Plan on the Debtors or on holders of Claims or Interests.

7.	A Liquid Trading Market for the New Common Stock is Unlikely to Develop

A liquid trading market for the New Common Stock is unlikely to develop.  As of the Effective Date, the New Common Stock will not be listed for trading on any stock exchange or trading system and the Reorganized Uno Companies will not file any reports with the SEC.  Consequently, the trading liquidity of the New Common Stock will be limited as of the Effective Date.  The future liquidity of the trading markets for New Common Stock will depend, among other things, upon the number of holders of such securities, whether such securities become listed for trading on an exchange or trading system at some future time and whether the Reorganized Uno Companies begin to file annual and quarterly reports with the SEC.

8.	Business Factors and Competitive Conditions

(a) General Economic Conditions

During the past two years, the US economy has been hampered by volatile oil and gas prices, depressed home prices, declines in consumer spending and increased unemployment which has resulted in depressed traffic and decreasing same store sales for the Debtors as well as the entire casual dining sector.  The economic downturn combined with an over-leveraged balance sheet has limited

Management’s ability to execute their original business plan and forced them to focus on maintaining adequate liquidity.  As part of the Debtors’ restructuring, the Debtors have, and will continue to close unprofitable stores, renegotiate unfavorable leases and streamline their operations.

In the Financial Projections, the Debtors have assumed that the general economic conditions of the United States economy will improve over the next several years.  The stability of economic conditions is subject to many factors outside the Debtors’ control, including interest rates, inflation, unemployment rates, consumer spending, war, terrorism and other such factors.  Any one of these or other economic factors could have a significant impact on the operating performance of the Reorganized Uno Companies.  There is no guarantee that economic conditions will improve in the near term.

(b) Implementation of Business Plan

The Debtors believe that they will succeed in implementing and executing their business plan and financial restructuring.  However, there are risks that the goals of the Debtors’ going-forward business plan and financial restructuring strategy will not be achieved.  In such event, the Debtors may be unable to refinance maturing term debt or be forced to sell all or parts of their business, develop and implement further restructuring plans not contemplated herein or become subject to further insolvency proceedings.

(c) Fluctuation Due to Seasonality

The Debtors’ business is subject to seasonal fluctuations.  As of the date hereof, 77 of the Debtors’ 91 Company-operated restaurants were located in the Northeast and Mid-Atlantic regions of the United States.  Historically, sales in these restaurants have been higher during their third and fourth fiscal quarters, which occur during the summer months when patrons are more likely to go out to eat.  Weekend winter storms and inclement weather generally impacts the Debtors’ restaurant sales negatively during their first and second fiscal quarters.  In addition, the timing of the Debtors’ store openings and closures (which to some extent are affected by the seasonality) also impacts the Debtors’ sales and operating income.

(d) High Concentration in the Northeast and Mid-Atlantic Regions

Approximately 85% of the Debtors’ Company-operated restaurants are located in the Northeast and Mid-Atlantic regions of the United States.  As a result, severe or prolonged economic recession or changes in demographic mix, employment levels, population density, geopolitical factors, terrorist activity, weather, regulatory environment, real estate market conditions, availability of labor or other factors specific to those regions may adversely affect the Debtors more than certain of their competitors whose businesses are more geographically diverse.  Moreover, as a result of the Debtors’ present geographic concentration, any adverse publicity relating to their restaurants could have a more pronounced effect on their overall revenues than might be the case if their restaurants were more broadly dispersed.

(e) Uncertainty Regarding Performance of Future Restaurants

The Debtors cannot be certain that the restaurants they open in the future will perform as well as the recently opened restaurants.  The Debtors may encounter difficulty finding successful locations for future new restaurants.  Restaurant sales, cash flows and return on investment for future restaurants may be lower than what the Debtors hope to achieve from their current restaurants.  Individual unit investment costs for future restaurants may also be higher than expected due to a variety of factors, including competition for sites, location, construction costs, unit size and the mix of facility conversions, build-to-suit and leased locations.  Any of these factors could cause future restaurants to be less successful than the Debtors’ recently opened restaurants.

The addition of new restaurants may also adversely affect the operating performance of the Debtors’ existing restaurants.  Locating a new restaurant in close proximity to an existing one could cause one restaurant to lose business to the other.  Similarly, inconsistent quality or service at a new restaurant could turn guests away from both new and existing restaurants.

(f) Dependence on Locations

The success of the Debtors’ restaurants is significantly influenced by location.  Many of the Debtors’ restaurants are located in large suburban shopping centers and regional malls, and are dependent on high visitor rates to attract guests to such restaurants.  If visitors to these centers decline for any reason, including economic conditions, demographic patterns, road construction, changes in consumer preferences or shopping patterns, changes in discretionary consumer spending or otherwise, the Debtors’ restaurant sales at those locations could decline significantly.

(g) Highly Competitive Business Environment

Competition in the restaurant industry is intense.  The Debtors compete principally with moderately priced, casual dining, full-service restaurants primarily on the basis of the quality of food, menu selection, price, service and decor.  Changes in consumer tastes, preferences, demographics and discretionary spending patterns will affect their competitive position.  The Debtors also compete intensely for real estate sites, personnel and qualified franchisees.  Some of the Debtors’ competitors may have substantially greater financial resources and longer operating histories than the Debtors.

In addition to national restaurant chains, the Debtors’ competitors in the restaurant industry include regional and local chains, as well as local owner-operated restaurants.

Furthermore, the Debtors’ consumer products business competes with national and regional manufacturers of pizza and pizza-related products, many of which have greater financial resources and more established channels of distribution than the Debtors. The Debtors compete with these manufacturers on the basis of brand awareness, access to retail locations, price and quality of food.

(h) Delays in Restaurant Openings

Both the Debtors and franchisees have experienced delays in restaurant openings from time to time and may experience delays in the future.  Delays in opening new restaurants in accordance with the plans of the Debtors and their franchisees could materially adversely affect the Debtors’ expected revenues and profitability.

The ability of the Debtors and their franchisees to open new restaurants in a timely and profitable manner, and the rate the Debtors expect to open such restaurants, will depend on a number of factors, some of which are beyond their control, including:

•	the availability of funding;

•	the identification and availability of suitable restaurant sites;

•	the negotiation of favorable leases;

•	the timely development in certain cases of commercial, residential, street or highway construction near the Debtors’ restaurants;

•	the Debtors’ dependence on contractors to construct new restaurants in a timely manner;

•	the management of construction and development costs of new restaurants;

•	the securing of required local, state and federal governmental approvals and permits; and

•	the recruitment of qualified operating personnel.

(i) Qualified Employees

The success of the Debtors and their restaurants depend upon the Debtors’ ability to attract and retain a sufficient number of qualified employees, including skilled management, guest service personnel and kitchen staff.  The Debtors face significant competition in the recruitment of qualified employees.  Any inability to recruit and retain qualified individuals may delay the planned openings of new restaurants, result in higher employee turnover, impact the Debtors’ ability to provide a high quality guest experience in the Debtors’ restaurants, or exert pressure on wages to attract qualified personnel.  Any of these consequences would have a material adverse effect on the Debtors’ business and results of operations.

(j) Increases in Expenses

A significant portion of the Debtors’ operating expenses consists of food and labor costs.  Various factors beyond the Debtors’ control, including adverse weather conditions, governmental regulation, seasonality and other supply chain disruptions, may affect the Debtors’ food and labor costs.  In the past, increases in the price of cheese, produce and chicken have reduced the Debtors’ operating profits.

Some of the Debtors’ employees are subject to various minimum wage requirements or, although paid at rates above minimum wage, are directly affected by changes in minimum wage requirements.  Minimum wage increases, changes in other governmental requirements relating to employee benefits, such as health benefits and leaves of absence, may also increase the Debtors’ labor costs.  Furthermore, changes in employee benefit laws, along with price increases in contracts with insurance and other employee benefit providers may increase the cost of providing insurance.

The Debtors’ operating expenses also include utility costs.  Various regions of the United States in which the Debtors operate multiple restaurants have experienced significant increases in utility prices.  Many other factors, including the impact of inflation, may also increase the Debtors’ overall operating expenses.

As operating expenses increase, the Debtors, to the extent permitted by the Debtors’ competition, recover increased costs by increasing menu prices, reviewing and implementing alternative products or processes that are less expensive or by implementing other cost reduction procedures.  The

Debtors believe customers are attracted to the Debtors’ restaurants because of the Debtors’ strong value proposition.  Therefore, the Debtors may not seek to or be able to pass along price increases to the Debtors’ customers.  If the Debtors are forced to raise the Debtors’ menu prices, those increases could cause the Debtors’ customers to visit lower-priced restaurants rather than the Debtors’ or decide to eat at home.  Failure to anticipate or react to changing costs through purchasing practices, menu composition or price adjustments, or to retain customers if the Debtors are forced to raise menu prices, could have a material adverse effect on the Debtors’ business and results of operations.

(k) Changes in Rent and Other Lease Terms

As of the date hereof, all of the Debtors’ Company-operated restaurants in operation are at leased premises.  If the Debtors decide to close a restaurant for any reason, the Debtors may remain bound to perform the Debtors’ obligations under the applicable lease, which would include, among other things, payment of the base rent for the balance of the lease term.  On the other hand, with respect to restaurants that the Debtors do not want to close, upon the expiration of some of these leases and their renewal options, if any, the Debtors may not be able to renew these leases, or, if they are renewed, rents may increase substantially.  Any of these events could materially adversely affect the Debtors.  Some of the Debtors’ leases are subject to renewal options at fair market value, which could involve substantial rent increases, or are subject to renewal with scheduled rent increases, which could result in rents being above fair market value.

(l) Dependence Upon Frequent Deliveries of Supplies

The Debtors’ ability to maintain consistent and high quality products throughout their restaurants depends in part upon the Debtors’ ability to acquire fresh food ingredients from reliable sources in accordance with the Debtors’ specifications.  The Debtors have contracts with a number of suppliers for the distribution of fresh produce, dairy products, meat, chicken and other food products to the Debtors’ restaurants.  If any supplier does not perform adequately or otherwise fails to distribute products or supplies to the Debtors’ restaurants in a timely manner, the Debtors may experience shortages of food and other items if they cannot replace the supplier in a short period of time on acceptable terms.  This may result in the removal of certain items from a restaurant’s menu or the temporary closure of a restaurant.  If the Debtors temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage or thereafter due to a decline in guest traffic.

(m) Franchisees’ Operations or Actions

The Debtors success and continued growth are partially dependent on the manner in which their franchisees develop and operate restaurants operated by franchisees.  The Debtors provide training and support to franchisees, but any number of factors beyond the Debtors’ control may diminish the quality of franchised restaurant operations.  For example, the Debtors’ franchisees may not hire and train qualified managers and other restaurant personnel.  In addition, the Debtors’ existing or future franchisees may not have the business abilities or access to financial resources necessary to successfully develop, open or operate restaurants in their franchise areas in a manner consistent with the Debtors’ standards.  As a result of numerous state franchise laws, the Debtors may have difficulty terminating underperforming franchise locations or franchisees that do not meet the Debtors’ standards.  Further, if franchisees do not operate in accordance with the Debtors’ standards, the Debtors’ image and reputation may suffer materially and system-wide sales throughout the Debtors’ restaurants, both company and franchisee-operated, could significantly decline.  The failure of franchisees to operate successfully could have a material adverse effect on the Debtors’ reputation, the Debtors’ brand, and the Debtors’ ability to attract prospective franchisees.

In addition, the Debtors may be unable to identify and attract new franchisees necessary to achieve the Debtors’ business strategy, or the Debtors’ franchisees may not open as many restaurants as the Debtors expect.

(n) Consumer Preferences or Discretionary Consumer Spending

Restaurants are largely dependent upon consumer trends with respect to tastes, eating habits, public perception toward certain food groups and discretionary spending priorities.  Further, the restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences.  The Debtors’ continued success depends, in part, upon the popularity of the Debtors’ Chicago-style, deep-dish pizza, the Debtors’ menu items, and the Debtors’ casual and fun dining atmosphere.  The Debtors are subject to the risk that consumer preferences could be affected by diet trends or health concerns about the consumption of particular food products, such as beef, chicken and carbohydrates.  Shifts in consumer preferences away from the Debtors’ menu offerings or dining style could materially and adversely affect their future profitability.  In addition, the Debtors may be forced to make changes in their concepts and menus in order to respond to changes in consumer tastes or dining patterns or the popularity of competing concepts.  If the Debtors change the Debtors’ restaurant concept or menu, the Debtors may lose guests who do not prefer the Debtors’ new concept or menu, and may not be able to attract sufficient guest traffic to produce the revenue needed to make their restaurants profitable.

Similarly, the Debtors’ consumer products business could also be affected by these changes in consumer preference.  Shifts in consumer preferences away from the Debtors’ consumer product offering could materially adversely affect the profitability of this business.

The Debtors’ success also depends, to a significant extent, on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence.  Adverse changes in these factors could reduce guest traffic and demand for the Debtors’ products and/or impose practical limits on pricing, either of which could have a material adverse effect on the Debtors’ business and results of operations.

(o) Insurance Coverage against ‘‘Dram Shop’’ Claims

The Debtors’ sale of alcoholic beverages subjects them to ‘‘dram shop’’ statutes.  These statutes generally provide that an individual injured by an intoxicated person has the right to recover damages from any establishment that wrongfully served alcoholic beverages to the intoxicated person.  The Debtors’ dram shop insurance may not continue to be available to them at commercially reasonable prices or may not be sufficient to cover any claims against them for dram shop liability for which the Debtors may be held liable.  The Debtors’ business and results of operations would be materially adversely affected if the Debtors are held liable for an amount substantially in excess of their insurance coverage or if the Debtors become subject to damages that cannot by law be insured against, such as punitive damages.

(p) Senior Executives

The Debtors’ senior executive officers are important to the Debtors’ success because they have been instrumental in setting the Debtors’ strategic direction, operating the Debtors’ business,

identifying, recruiting and training key personnel and identifying business opportunities.  The loss of one or more of these key executive officers could impair the Debtors’ business and development until qualified replacements are found.  The Debtors believe that these executives could not quickly be replaced with executives of equal experience and capabilities.  Although the Debtors have employment agreements with some of these executives, the Debtors could not prevent them from terminating their employment with the Debtors.  Moreover, the Debtors do not maintain key person life insurance policies on any of the Debtors’ executives and the loss of any key executive may have a material adverse effect on the Debtors’ business.

(q) Government Regulations Compliance and Licenses and Permits

A number of federal, state, and local government laws impact the Debtors’ restaurant operating costs.  Various federal and state labor laws govern the Debtors’ relationship with the Debtors’ employees and affect the Debtors’ operating costs.  These laws include minimum wage requirements, anti-discrimination regulations, as well as laws relating to overtime pay, unemployment tax rates, workers’ compensation rates and citizenship and residency in employment practices.  Changes in these laws can materially adversely affect the Debtors’ operating costs.

The Debtors’ restaurants, company as well as franchisee-operated, are subject to licensing and regulation by a number of government authorities, including alcoholic beverage control, health, safety, sanitation, zoning, building and fire agencies in the states or municipalities in which the restaurants are located.  The failure to maintain necessary licenses, permits or approvals, including food and alcoholic beverages licenses, or to comply with other government regulations could have a material adverse affect on the Debtors’ business and results of operations.  In addition, difficulties or failure in obtaining any required licenses and approvals will result in delays in, or cancellations of, the opening of new restaurants.

The Debtors are also subject to federal regulations and certain state laws that govern the offer and sale of franchises.  Many state franchise laws impose substantive requirements on the Debtors’ franchise agreements, including limitations on non-competition provisions and the termination or non-renewal of a franchise.  Difficulties in obtaining the approval to sell franchises or failure to comply with applicable franchise regulations would have a material adverse effect on the Debtors’ business and results of operations and their plans for expansion.

(r) Negative Publicity

Negative publicity, regardless of whether the allegations are valid, concerning food quality, food safety or other health concerns, restaurant facilities, employee relations or other matters related to the Debtors’ business may materially adversely affect demand for their food and could result in a decrease in customer traffic to their restaurants and diminished sales for their consumer products.  Additionally, the Debtors may be the subject of complaints or litigation arising from food-related illness or injury in general, which could have a negative impact on their business.

It is critical to the Debtors’ reputation that the Debtors maintain a consistent level of high quality at both of their Company-operated and restaurants operated by franchisees, as well as for all of the Debtors’ consumer products.  Health concerns, poor food quality and operating issues stemming from one or a number of restaurants can materially adversely affect the operating results of some or all of the Debtors’ restaurants and harm their Uno brand.  Moreover, because of the geographic concentration of the Debtors’ restaurants in the Northeast and Mid-Atlantic regions, negative publicity regarding any of the Debtors’ Company-operated or restaurants operated by franchisees could spread quickly throughout these areas and adversely impact the customer traffic at the Debtors’ other locations.  Negative publicity regarding the Debtors’ consumer products could adversely affect their Uno brand and likewise lead to declines in guest traffic at the Debtors’ restaurants, in addition to lower demand for the consumer products.

In recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters.  A number of these lawsuits have resulted in the payment of substantial damages by the defendants.  The Debtors may also become the subject of complaints or allegations from current, former or prospective employees or consumers from time to time.  Any of these lawsuits or claims could have a material adverse effect on the Debtors’ business and results of operations, regardless of whether the allegations are valid or whether the Debtors are liable.

(s) Intellectual Property

The Debtors’ business prospects and goodwill among customers depend in part on the Debtors’ ability to perpetuate favorable consumer recognition of the Uno brand.  The Debtors regard their trademarks, service marks, trade dress, business know-how and proprietary recipes as having significant value and as being an important factor in the marketing of their restaurants and consumer products.  The Debtors’ continued growth will depend, in part, on their ability to maintain brand awareness through the use of their trademarks and service marks and their other intellectual property, including the Debtors’ trade dress.  The Debtors devote substantial resources to the establishment, enforcement and protection of their trademarks, service marks and other proprietary intellectual property rights.  The Debtors rely on the intellectual property laws and/or contractual arrangements, such as franchising, development and license agreements, to establish, enforce and protect their intellectual property rights, including but not limited to brand names, business processes, recipes, customer lists, and similar proprietary rights.

There can be no assurance that the actions that the Debtors have taken to establish and protect their trademarks, service marks and other intellectual property will be adequate to prevent third parties or franchisees from infringing the Debtors’ intellectual property rights.  Even if the Debtors have registered protection for those rights, under certain circumstances they may not be able to enforce their rights against prior users of all trademarks, service marks or trade dress that are confusingly similar to any of the Debtors’ trademarks, service marks or trade dress and are used in connection with the same or related products or services as the Debtors’.  This could diminish the strength of the Debtors’ trademarks, service marks and trade dress and could have a negative effect on the Uno brand and the Debtors’ goodwill with their customers.

Furthermore, in the future, the Debtors may have to rely on litigation to enforce their intellectual property rights and contractual rights.  If litigation that the Debtors initiate is unsuccessful, they may not be able to protect the value of some of their intellectual property.  In addition, although the Debtors do not believe that their products or services infringe the intellectual property rights of third parties, they may face claims of infringement that could interfere with the Debtors’ ability to sell some of their products or offer some of their services.  In the event a claim of infringement against the Debtors is successful, the Debtors may be required to pay royalties or license fees to continue to use intellectual property rights that they had been using or they may be unable to obtain necessary licenses from third parties at a reasonable cost, within a reasonable time or at all.  Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to the Debtors, and diversions of their resources.

(t) Concentration among a Few Key Customers

A significant portion of the Debtors’ consumer products business is derived from a small number of customers.  In Fiscal Year 2009, the Debtors’ largest customer accounted for 32.5% of the Debtors’ total consumer product sales or 3.6% of the Debtors’ consolidated revenues.  While the Debtors intend to diversify their customer base, they may not be successful in doing so, in which case a significant portion of the Debtors’ future revenues will continue to be derived from sales to a small number of customers.  Any adverse changes in the financial condition of the Debtors’ major customers, any loss of their major customers, or any meaningful reduction in the level of sales to any of these customers could have a material adverse impact on their consumer products business.  If the Debtors’ principal customers do not continue to purchase products from the Debtors at current levels or if such customers are not retained and the Debtors are not able to derive sufficient revenues from sales to new customers to compensate for their loss, the Debtors’ revenues and profitability would decline.

(u) Access to Financing

The Debtors’ operations are dependent on the availability and cost of working capital financing and may be adversely affected by any shortage or increased cost of such financing.  The Debtors believe that substantially all of their needs for funds necessary to consummate the Plan and for post-Effective Date working capital financing will be met by the exit financing comprised of the New First Lien Facility and the potential issuance of New Second Lien Notes.  If, however, the Reorganized Uno Companies require working capital and other financing greater than that provided by such sources, they may be required either to (i) obtain additional sources of financing or (ii) curtail their operations.  There can be no assurance the Debtors will be able to obtain any needed additional financing on reasonable terms or at all.

9.	Variances from Financial Projections

The fundamental premise of the Plan is the reduction of the Debtors’ debt levels and the implementation and realization of the Debtors’ business plan, as reflected in the Financial Projections contained in this Disclosure Statement.  The Financial Projections reflect numerous assumptions concerning the anticipated future performance of the Reorganized Uno Companies, some of which may not materialize.  Such assumptions include, among other items, assumptions concerning the U.S. economy, the ability to make necessary capital expenditures, the ability to retain and grow the Reorganized Uno Companies’ customer base and control future operating expenses.  The Debtors believe that the assumptions underlying the Financial Projections are reasonable.  However, unanticipated events and circumstances occurring subsequent to the preparation of the Financial Projections may affect the actual financial results of the Reorganized Uno Companies.  Therefore, the actual results achieved throughout the periods covered by the Financial Projections necessarily will vary from the projected results, and such variations may be material and adverse.

C.	CERTAIN TAX MATTERS

For a summary of certain federal income tax consequences of the Plan to holders of Claims and to the Debtors, see Section XI below, entitled “CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN.”

IX.

CONFIRMATION OF THE PLAN OF REORGANIZATION

A.	CONFIRMATION HEARING

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after appropriate notice, to hold a hearing on confirmation of a plan of reorganization.  As set forth in the Disclosure Statement Order, the Bankruptcy Court has scheduled the Confirmation Hearing for Monday, June 21, 2010 at 11:00 a.m. (prevailing Eastern Time).  The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any subsequent adjourned Confirmation Hearing.

Any objection to confirmation of the Plan must be in writing, must conform to the Bankruptcy Rules, must set forth the name of the objector, the nature and amount of Claims or interests held or asserted by the objector against the Debtors’ estate(s) or property, the basis for the objection and the specific grounds therefor, and must be filed with the Bankruptcy Court, with a copy to Chambers, together with proof of service thereof, and served upon the following parties so as to be received no later than 4:00 p.m. (prevailing Eastern Time) on Monday, June 14, 2010:

Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Attn: Joseph H. Smolinsky Attorneys for Debtors and Debtors in Possession	Cooley Godward Kronish LLP 1114 Avenue of the Americas New York, New York 10036 Attn: Jay R. Indyke Attorneys for the Creditors’ Committee
Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110
Attn:  Julia Frost-Davies and Andrew J. Gallo
Attorneys for Wells Fargo Capital Finance, Inc. as Administrative Agent for the Prepetition Lenders and DIP Lenders

Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
Attn:  Katherine A. Constantine
Attorneys for U.S. Bank National Association as Senior Secured Notes Indenture Trustee

Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 Attn: Michael Stamer, Philip Dublin and Kristina Wesch Attorneys to the Majority Noteholder Group	Office of the United States Trustee for the Southern District of New York 33 Whitehall Street 21st Floor, New York NY 10004 Attn: Paul K. Schwartzberg

Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014.  UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

B.	REQUIREMENTS FOR CONFIRMATION OF THE PLAN OF REORGANIZATION

1.	Requirements of Section 1129(a) of the Bankruptcy Code

(a) General Requirements

At the Confirmation Hearing, the Bankruptcy Court will determine whether the following confirmation requirements specified in Section 1129 of the Bankruptcy Code have been satisfied:

(1)           The Plan complies with the applicable provisions of the Bankruptcy Code.

(2)           The Plan Proponents have complied with the applicable provisions of the Bankruptcy Code.

(3)           The Plan has been proposed in good faith and not by any means proscribed by law.

(4)           Any payment made or promised by the Plan Proponents or by a Person issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been disclosed to the Bankruptcy Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable.

(5)           The Plan Proponents have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director or officer of the Reorganized Uno Companies, an affiliate of the Debtors participating in a Plan with the Debtors, or a successor to the Debtors under the Plan, and the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and equity holders and with public policy, and the Plan Proponents have disclosed the identity of any insider that will be employed or retained by the Reorganized Uno Companies, and the nature of any compensation for such insider.

(6)           With respect to each Class of Claims or Interests, each holder of an Impaired Claim or Impaired Interest either has accepted the Plan or will receive or retain under the Plan on account of such holder’s Claim or Interest, property of a value, as of the Effective Date, that is not less than the amount such holder would receive or retain if the Debtors were liquidated on the Effective Date under Chapter 7 of the Bankruptcy Code.  See discussion of “Best Interests Test” below.

(7)           Except to the extent the Plan meets the requirements of Section 1129(b) of the Bankruptcy Code (discussed below), each Class of Claims or Interests has either accepted the Plan or is not Impaired under the Plan.

(8)           Except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that Administrative Expense Claims and Priority Claims other than Priority Tax Claims, will be paid in full on the Effective

Date and that Priority Tax Claims will receive on account of such Claims deferred Cash payments, over a period not exceeding five years after the Petition Date, of a value, as of the Effective Date, equal to the allowed amount of such Claims.

(9)           At least one Class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim in such Class.

(10)           Confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors or any successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan.  See discussion of “Feasibility” below.

(11)           The Plan provides for the continuation after the Effective Date of payment of all “retiree benefits” (as defined in Section 1114 of the Bankruptcy Code), at the level established pursuant to Subsection 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code at any time prior to confirmation of the Plan, for the duration of the period the Debtors have obligated themselves to provide such benefits, if any.

(b) The Best Interests Test and the Debtors’ Liquidation Analysis

Pursuant to Section 1129(a)(7) of the Bankruptcy Code (often called the “Best Interests Test”), holders of Allowed Claims and Interests must either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Plan’s assumed Effective Date, that is not less than the value such non-accepting holder would receive or retain if the Debtors were to be liquidated under chapter 7 of the Bankruptcy Code (“Chapter 7”).

The first step in meeting the Best Interests Test is to determine the dollar amount that would be generated from a hypothetical liquidation of the Debtors’ assets and properties in the context of Chapter 7 cases.  The gross amount of cash available would be the sum of the proceeds from the disposition of the Debtors’ assets and the cash held by the Debtors at the time of the commencement of the Chapter 7 cases.  The next step is to reduce that total by the amount of any claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative expenses and priority claims that may result from the termination of the Debtors’ business and the use of Chapter 7 for the purposes of liquidation.  Any remaining net cash would be allocated to creditors and shareholders in strict priority in accordance with Section 726 of the Bankruptcy Code (see discussion below).  Finally, taking into account the time necessary to accomplish the liquidation, the present value of such allocations may be compared to the value of the property that is proposed to be distributed under the Plan on the Effective Date.

The Debtors’ costs of liquidation under Chapter 7 would include the fees payable to a Chapter 7 trustee in bankruptcy, as well as those that might be payable to attorneys and other professionals that such a trustee may engage, plus any unpaid expenses incurred by the Debtors during the Chapter 11 Cases and allowed in the Chapter 7 cases, such as compensation for attorneys, financial advisors, appraisers, accountants and other professionals, and costs and expenses of members of any statutory committee of unsecured creditors appointed by the United States Trustee pursuant to Section 1102 of the Bankruptcy Code and any other committee so appointed.  Moreover, in a Chapter 7 liquidation, additional claims would arise by reason of the breach or rejection of obligations incurred and executory contracts or leases entered into by the Debtors both prior to, and during the pendency of, the Chapter 11 Cases.

The foregoing types of claims, costs, expenses, fees and such other claims that may arise in a liquidation case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay pre-Chapter 11 priority and unsecured claims.  Under the absolute priority rule, no junior creditor would receive any distribution until all senior creditors are paid in full, with interest, and no equity holder receives any distribution until all creditors are paid in full, with interest.

The Debtors, with the assistance of their restructuring and financial advisors, have prepared the foregoing hypothetical liquidation analysis (the “Liquidation Analysis”) in connection with the Disclosure Statement.

After consideration of the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a Chapter 11 case, including (i) the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) where applicable, the erosion in value of assets in a Chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the “forced sale” atmosphere that would prevail and (iii) substantial increases in claims which would be satisfied on a priority basis, the Plan Proponents have determined that in a Chapter 7 case, holders of General Unsecured Claims and Interests would receive no distributions of property.  Accordingly, the Plan satisfies the rule of absolute priority.  Moreover, confirmation of the Plan will provide each creditor of the Debtors and each holder of an Interest with a recovery that is not less than it would receive pursuant to a liquidation of the Debtors under Chapter 7 of the Bankruptcy Code.

Moreover, the Plan Proponents believe that the value of any distributions from the liquidation proceeds to each Class of allowed claims in a Chapter 7 case would be the same or less than the value of distributions under the Plan because such distributions in a Chapter 7 case may not occur for a substantial period of time.  In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a year or more after the completion of such liquidation in order to resolve the claims and prepare for distributions.  In the event litigation were necessary to resolve claims asserted in the Chapter 7 case, the delay could be further prolonged and administrative expenses further increased.

UNDERLYING THE LIQUIDATION ANALYSIS ARE NUMEROUS ESTIMATES AND ASSUMPTIONS REGARDING LIQUIDATION PROCEEDS THAT, ALTHOUGH DEVELOPED AND CONSIDERED REASONABLE BY THE DEBTORS’ MANAGEMENT AND THEIR ADVISORS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, REGULATORY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF THE DEBTORS AND THEIR MANAGEMENT.  ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE RESULTS SET FORTH HEREIN.

(c) Feasibility

The Bankruptcy Code requires a debtor to demonstrate that confirmation of a plan of reorganization is not likely to be followed by the liquidation or the need for further financial reorganization of a debtor unless so provided by the plan of reorganization.  For purposes of determining whether the Plan meets this requirement, the Debtors have analyzed their ability to meet their financial obligations as contemplated thereunder.  As part of this analysis, the Debtors have requested Jefferies to review the Financial Projections prepared by the Debtors, entitled “PROJECTIONS AND VALUATION

ANALYSIS,” above, and in Exhibit “B” to this Disclosure Statement.  The Financial Projections are based upon the assumption that the Plan will be confirmed by the Bankruptcy Court and the Effective Date of the Plan and its substantial consummation will take place on June 27, 2010.  The Financial Projections include balance sheets, statements of operations and statements of cash flows.  Based upon the Financial Projections, the Debtors believe they will be able to make all payments required to be made pursuant to the Plan.

2.	Requirements of Section 1129(b) of the Bankruptcy Code

The Bankruptcy Court may confirm the Plan over the rejection or deemed rejection of the Plan by a Class of Claims or Interests if the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such Class.

No Unfair Discrimination.  This test applies to Classes of Claims or Interests that are of equal priority and are receiving different treatment under a plan of reorganization.  The test does not require that the treatment be the same or equivalent, but that such treatment be “fair.”

Fair and Equitable Test.  This test applies to Classes of different priority (e.g., unsecured versus secured) and includes the general requirement that no Class of Claims receive more than 100% of the allowed amount of the Claims in such Class.  As to the dissenting Class, the test sets different standards, depending on the type of Claims or Interests in such class:

•
Secured Claims.  Each holder of an impaired secured Claim either (i) retains its Liens on the property (or if sold, on the proceeds thereof) to the extent of the allowed amount of its secured claim and receives deferred cash payments having a value, as of the effective date of the plan, of at least the allowed amount of such claim or (ii) receives the “indubitable equivalent” of its allowed secured claim.

•
Unsecured Claims.  Either (i) each holder of an impaired unsecured Claim receives or retains under the plan property of a value equal to the amount of its allowed unsecured claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive or retain any property under the plan of reorganization.

•
Interests.  Either (i) each Interest holder will receive or retain under the plan of reorganization property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock and (b) the value of the stock, or (ii) the holders of interests that are junior to the interests of the dissenting Class will not receive or retain any property under the plan of reorganization.

The Plan Proponents believe the Plan will satisfy both the “no unfair discrimination” requirement and the “fair and equitable” requirement notwithstanding that Class 9 (Interests) is deemed to reject the Plan, because as to Class 9 (Interests), there is no Class of equal priority receiving more favorable treatment and no Class that is junior to such a dissenting Class will receive or retain any property on account of the Claims or Interests in such Class.

X.

ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

If the Plan is not confirmed and consummated, the alternatives to the Plan are (i) liquidation of the Debtors under Chapter 7 of the Bankruptcy Code and (ii) an alternative Chapter 11 plan of reorganization.

A.	LIQUIDATION UNDER CHAPTER 7

If no plan can be confirmed, the Chapter 11 Cases may be converted to cases under Chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed to liquidate the assets of the Debtors for distribution in accordance with the priorities established by the Bankruptcy Code.  A discussion of the effects that a Chapter 7 liquidation would have on the recovery of holders of Claims and  Interests and the Debtors’ liquidation analysis are set forth in Section IX above, entitled “CONFIRMATION OF THE PLAN OF REORGANIZATION”; Requirements for Confirmation of the Plan of Reorganization; Consensual Confirmation; Best Interests Test.”  The Plan Proponents believe that liquidation under Chapter 7 would result in smaller distributions being made to creditors than those provided for in the Plan because of (i) the likelihood that the assets of the Debtors would have to be sold or otherwise disposed of in a less orderly fashion over a shorter period of time, (ii) additional administrative expenses involved in the appointment of a Chapter 7 trustee and (iii) additional expenses and Claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors’ operations.  In a Chapter 7 liquidation, the Plan Proponents believe that there would be no distribution to the holders of General Unsecured Claims or the holders of Interests.

B.	ALTERNATIVE PLAN OF REORGANIZATION

If the Plan is not confirmed, the Plan Proponents (or if the Debtors’ exclusive period in which to file a plan of reorganization has expired, any other party in interest) could attempt to formulate a different Chapter 11 plan of reorganization.  Such a plan of reorganization might involve either a reorganization and continuation of the Debtors’ business or an orderly liquidation of their assets under Chapter 11.  With respect to an alternative plan, the Debtors have explored various alternatives in connection with the formulation and development of the Plan.  The Debtors believe that the Plan, as described herein, enables creditors of the Debtors to realize the most value under the circumstances.  In a liquidation under Chapter 11, the Debtors’ assets would be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7, possibly resulting in somewhat greater (but indeterminate) recoveries than would be obtained in Chapter 7.  Further, if a trustee were not appointed, because such appointment is not required in a Chapter 11 case, the expenses for professional fees would most likely be lower than those incurred in a Chapter 7 case.  Although preferable to a Chapter 7 liquidation, the Debtors believe that any alternative liquidation under Chapter 11 is a much less attractive alternative to creditors of the Debtors than the Plan because of the greater return provided by the Plan.

XI.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

The following discussion summarizes certain U.S. federal income tax consequences of the implementation of the Plan to the Debtors and to holders of certain Claims.  This discussion does not address the U.S. federal income tax consequences to holders of Claims or Interests who are fully impaired and deemed to reject the Plan or who are unimpaired or otherwise entitled to payment in full in cash under the Plan.

The discussion of U.S. federal income tax consequences below is based on the Internal Revenue Code of 1986, as amended (the “Tax Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect).  The U.S. federal income tax consequences of the contemplated transactions are complex and are subject to significant uncertainties.  The Debtors have not requested a ruling from the IRS or any other tax authority, or an opinion of counsel, with respect to any of the tax aspects of the contemplated transactions, and the discussion below is not binding upon the IRS or such other authorities.  Thus, no assurance can be given that the IRS or such other authorities would not assert, or that a court would not sustain, a different position from any discussed herein.

This summary does not address foreign, state or local tax consequences of the contemplated transactions, nor does it purport to address the U.S. federal income tax consequences of the transactions to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, holders that are, or hold Claims through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, and persons holding Claims that are part of a straddle, hedging, constructive sale or conversion transaction).  In addition, this discussion does not address U.S. federal taxes other than income taxes, nor does it apply to any person that acquires any of the New Common Stock in the secondary market.

This discussion assumes that the Claims and the New Common Stock are held as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Tax Code.  In addition, this discussion assumes that the form of the transactions contemplated by the Plan is respected for U.S. federal income tax purposes.

The following summary of certain U.S. federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon your individual circumstances.

Internal Revenue Service Circular 230 Notice:  To ensure compliance with Internal Revenue Service Circular 230, holders of Claims and Interests are hereby notified that:  (A) any discussion of federal tax issues contained or referred to in this Disclosure Statement is not intended or written to be used, and cannot be used, by holders of Claims or Interests for the purpose of avoiding penalties that may be imposed on them under the Internal Revenue Code; (B) such discussion is written in connection with the promotion or marketing by the Debtors of the transactions or matters addressed herein; and (C) holders of Claims and Interests should seek advice based on their particular circumstances from an independent tax advisor.

Consequences to the Debtors

For U.S. federal income tax purposes, the Debtors are members of an affiliated group of corporations and disregarded entities wholly owned by members of such group, of which Acquisition Parent is the common parent (the “Original Uno Group”).  The Original Uno Group files a single consolidated U.S. federal income tax return.

The Original Uno Group has reported net operating loss (“NOL”) carryforwards of approximately $48.6 million for U.S. federal income tax purposes as of September 27, 2009.  The Original Uno Group expects to incur further operating losses during its taxable year ending on the Effective Date.  The amount of any such NOL carryforwards and other losses, and the extent to which any limitations might apply, remain subject to audit and adjustment by the IRS.

As discussed below, in connection with the Plan, the amount of the Original Uno Group’s NOL carryforwards may be significantly reduced or eliminated, and other tax attributes of the Original Uno Group (such as tax basis in assets) may be reduced.

Acquisition Parent, Holdings I and Holdings II are expected to liquidate for U.S. federal income tax purposes on the Effective Date.  After the Effective Date, URHC will be the common parent of a new affiliated group of corporations that will include the Reorganized Debtors or their successors (other than the Uno Parents).  As a result, the Original Uno Group will terminate for U.S. federal consolidated return filing purposes on the Effective Date upon the issuance of the New Common Stock.  Such termination generally results in the inclusion in income, for U.S. federal income tax purposes, of “excess loss accounts” that may exist in respect of the stock of corporate subsidiaries within the Original Uno Group or gains previously recognized on intercompany transactions among members of the Original Uno Group that are deferred under the consolidated return regulations promulgated under the Tax Code.  The Debtors do not expect these rules to result in the recognition of a material amount of taxable income.

Going forward, we expect that the new affiliated group of corporations that will include the Reorganized Debtors or their successors (other than the Uno Parents), with New Uno as its parent, will file a single consolidated U.S. federal income tax return.  This reorganized group of corporations shall be referred to as the “Uno Group”.

Cancellation of Debt

In general, a debtor will have cancellation of debt (“COD”) income for U.S. federal income tax purposes, in an amount equal to the amount by which the indebtedness discharged exceeds the amount of Cash, the issue price of any new indebtedness and the fair market value of any other property underlying New Common Stock given in exchange therefor.  Certain statutory or judicial exceptions may apply to limit the amount of COD income included in gross income for U.S. federal income tax purposes.  The Tax Code allows a debtor in a bankruptcy case to exclude COD income from gross income, pursuant to a confirmed chapter 11 plan, and instead generally requires the debtor to reduce certain tax attributes – including NOL carryforwards and current year NOLs, tax credits, capital loss carryforwards, and tax basis in assets (but not below the amount of liabilities to which the debtor remains subject) – by the amount of any COD income.  If advantageous, the debtor can elect to reduce the basis of depreciable property prior to any reduction in its NOL carryforwards or other tax attributes.  Where the debtor joins in the filing of a consolidated U.S. federal income tax return, applicable Treasury regulations require, in certain circumstances, that the tax attributes of the consolidated subsidiaries of the debtor and other members of the group also be reduced.  The reduction in tax attributes occurs at the beginning of the taxable year following the taxable year in which the discharge of indebtedness occurs.  Any reduction in tax attributes in respect of COD income does not occur until after the determination of the taxpayer’s income or loss for the taxable year in which the COD is incurred.

The Debtors expect to realize substantial COD income as a result of the implementation of the Plan, which will result in the substantial reduction to or elimination of the NOL carryforwards or other tax attributes of the Uno Group.  The amount of COD income realized by reason of the consummation of the Plan will depend primarily on the fair market value of the New Common Stock being issued on the Effective Date.

Alternatively, assuming the Plan is consummated in 2010, the American Recovery and Reinvestment Act of 2009 permits the Debtors to elect to defer the inclusion of COD income resulting from the Plan, with the amount of COD income becoming includible in their income ratably over a five-taxable year period beginning in the fourth taxable year after the COD income arises.  The collateral tax consequences of making such election are complex.  The Debtors will consider whether to make the deferral election in connection with their annual tax return preparation.

Potential Limitations on NOL Carryforwards and Other Tax Attributes

Following the Effective Date, any remaining NOL carryforwards and certain other tax attributes (including current year NOLs) allocable to periods prior to the Effective Date (collectively, “pre-change losses”) will be subject to an annual limitation if Section 382 of the Tax Code applies to the Reorganized Debtors as a result of the changes in ownership described below.  The annual Section 382 limitations apply in addition to, and not in lieu of, the use of attributes or the attribute reduction that results from the COD arising in connection with the Plan.  Absent an election to defer the inclusion of COD income, the Debtors believe that there will be no material NOL carryforwards remaining after the Effective Date to which Section 382 of the Tax Code would apply due to the expected reduction of tax attributes on account of the excluded COD income as discussed above.

Under Section 382 of the Tax Code, if a corporation (or consolidated group) undergoes an “ownership change,” and the corporation does not qualify for (or elects out of) the special bankruptcy exception discussed below in “Special Rules Applicable in Bankruptcy”, the amount of its pre-change losses that may be utilized to offset future taxable income is subject to an annual limitation.  The issuance of the New Common Stock pursuant to the Plan is expected to constitute an “ownership change” of the Uno Group for these purposes.

In general, the amount of the annual limitation to which a corporation that undergoes an ownership change will be subject is equal to the product of (i) the fair market value of the stock of the loss corporation immediately before the ownership change (with certain adjustments) multiplied by (ii) the “long term tax exempt rate” in effect for the month in which the ownership change occurs (e.g., 4.03% for ownership changes occurring in May 2010).  As discussed below, this annual limitation often may be increased in the event the corporation (or consolidated group) has an overall “built-in” gain in its assets at the time of the ownership change.

Any portion of the annual limitation that is not used in a given year may be carried forward, thereby adding to the annual limitation for the subsequent taxable year.  However, if the corporation does not continue its historic business or use a significant portion of its historic assets in a new business for at least two years after the ownership change, the annual limitation resulting from the ownership change is reduced to zero, thereby precluding any utilization of the corporation’s pre-change losses, absent any increases due to recognized built-in gains discussed below.  Generally, NOL carryforwards expire after 20 years.

Section 382 of the Tax Code also limits the deduction of certain “built-in” losses recognized subsequent to the date of the ownership change.  If a loss corporation has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of “built-in” income, gain, loss and deduction), then any built-in losses recognized during the following five years (up to the amount of the original net unrealized built-in loss) generally will be treated as pre-change losses and similarly will be subject to the annual limitation.  Conversely, if the loss corporation has a net unrealized built-in gain at the time of an ownership change, any built-in gains recognized (or, according to an IRS notice, treated as recognized) during the following five years (up to the amount of the original net unrealized built-in gain) generally will increase the annual limitation in the year recognized, such that the loss corporation would be permitted to use its pre-change losses against such built-in gain income in addition to its regular annual allowance.  In general, a loss corporation’s net unrealized built-in gain or loss will be deemed to be zero unless the actual net unrealized built-in gain or loss is greater than the lesser of (i) $10 million or (ii) 15% of the fair market value of its assets (with certain adjustments) before the ownership change.

Special Rules Applicable in Bankruptcy.  The annual Section 382 limitation described above is subject to a special exception applicable in the case of a bankruptcy reorganization (the “Section 382(l)(5) Rule”).  If a corporation qualifies for the Section 382(l)(5) Rule, the annual Section 382 limitation will not apply to the corporation’s pre-change losses.  Instead, a corporation’s pre-change losses are required to be reduced by the amount of any interest deductions claimed during the three taxable years preceding the Effective Date, and the portion of the current taxable year ending on the date of the ownership change, in respect of all debt converted into stock pursuant to the bankruptcy reorganization (“Disqualified Interest”).  Additionally, if the Section 382(l)(5) Rule applies and the Reorganized Debtors undergo another ownership change within two years after consummation of the plan of reorganization, then the reorganized corporation’s annual limitation on the use of any pre-change losses would be reduced to zero.

A corporation will qualify for the Section 382(l)(5) Rule if (a) the corporation’s pre-bankruptcy shareholders and holders of certain debt (the “Qualifying Debt”) receive, in respect of their claims, at least 50% of the stock of the reorganized corporation (or of a controlling corporation if also in bankruptcy) pursuant to a confirmed plan of reorganization, and (b) the corporation does not elect not to apply the Section 382(l)(5) Rule.  Qualifying Debt includes any claim constituted by debt instruments which (i) were held by the same creditor for at least 18 months prior to the bankruptcy filing or (ii) arose in the ordinary course of a corporation’s trade or business and have been owned, at all times, by the same creditor.  Indebtedness will be treated as arising in the ordinary course of a corporation’s trade or business if such indebtedness is incurred by the corporation in connection with the normal, usual or customary conduct of the corporation’s business.

Where the Section 382(l)(5) Rule is not applicable (either because the debtor corporation does not qualify for it or otherwise elects not to utilize it), the annual Section 382 limitation will apply but may be calculated under a special rule (the “Section 382(l)(6) Rule”).  Where the Section 382(l)(6) Rule applies, a corporation in bankruptcy that undergoes an ownership change pursuant to a plan of reorganization values its stock to be used in computing the Section 382 limitation by taking into account any increase in value resulting from the discharge of creditors’ claims in the reorganization (rather than the value without taking into account such increases, as is the case under the general rule for non-bankruptcy ownership changes).  However, unlike the Section 382(l)(5) Rule, the Section 382(l)(6) rule does not require the corporation’s pre-change losses to be reduced by Disqualified Interest and the reorganized corporation may undergo a subsequent ownership change within two years without reducing the annual Section 382 limitation on its use of pre-change losses to zero.

The determination of the application of the Section 382(l)(5) Rule is highly fact specific and dependent on circumstances that are difficult to assess accurately.  While it is not certain, the Debtors do not currently believe that the Reorganized Debtors will utilize the Section 382(l)(5) Rule.  In the event that the Reorganized Debtors do not use the 382(l)(5) Rule, the Debtors expect that the Reorganized Debtors’ use of any pre-change losses after the Effective Date will be subject to a Section 382 limitation computed by taking into account the Section 382(l)(6) Rule.

Treatment of the New Second Lien Notes as Applicable High Yield Discount Obligations

The New Second Lien Notes may be subject to the provisions of the Tax Code dealing with applicable high yield discount obligations.  If the New Second Lien Notes have “significant” original issue discount (“OID”), a maturity date of more than five years from the date of issue, and a yield to maturity that equals or exceeds the sum of (x) the “applicable federal rate” (as determined under Section 1274(d) of the Tax Code) in effect for the calendar month in which the notes are issued and (y) five percentage points, the New Second Lien Notes will be considered “applicable high yield discount obligations.”  In such case, any interest deductions with respect to any OID relating to the New Second Lien Notes will be deferred until paid in cash or in other property (other than stock or debt issued by New Uno or by a person deemed to be related to New Uno under Section 453(f)(1) of the Tax Code), and will be disallowed to the extent the yield to maturity on the New Second Lien Notes exceeds six percentage points over the applicable federal rate.

Alternative Minimum Tax

In general, a U.S. federal alternative minimum tax (“AMT”) is imposed on a corporation’s alternative minimum taxable income at a 20% rate to the extent that such tax exceeds the corporation’s regular U.S. federal income tax.  For purposes of computing taxable income for AMT purposes, certain tax deductions and other beneficial allowances are modified or eliminated.  In particular, even though a corporation otherwise might be able to offset all of its taxable income for regular tax purposes by available NOL carryforwards, only 90% of a corporation’s taxable income for AMT purposes may be offset by available NOL carryforwards (as computed for AMT purposes).

In addition, if a corporation undergoes an ownership change and is in a net unrealized built-in loss position (as determined for AMT purposes) on the date of the ownership change, the corporation’s aggregate tax basis in its assets is reduced for certain AMT purposes to reflect the fair market value of such assets as of the change date.

Any AMT that a corporation pays generally will be allowed as a nonrefundable credit against its regular U.S. federal income tax liability in future taxable years when the corporation is no longer subject to the AMT.

Consequences to Holders of Claims

As used in this Section of the Disclosure Statement, the term “U.S. Holder” means a beneficial owner of Claims or New Common Stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds Claims or New Common Stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  Partners or other owners of pass-through entities that are holders of Claims should consult their own tax advisors regarding the tax consequences of the Plan.

The U.S. federal income tax consequences of the Plan to U.S. Holders and the character, amount and timing of income, gain or loss recognized as a consequence of the Plan and the distributions provided for or by the Plan generally will depend upon, among other things, (i) the manner in which a holder acquired a Claim; (ii) the length of time a Claim has been held; (iii) whether the Claim was acquired at a discount; (iv) whether the holder has taken a bad debt deduction in the current or prior years; (v) whether the holder has previously included accrued but unpaid interest with respect to a Claim; (vi) the holder’s method of tax accounting; (vii) whether the holder will realize foreign currency exchange gain or loss with respect to a Claim; (viii) whether a Claim is an installment obligation for federal income tax purposes; and (ix) whether the transaction is treated as a “closed transaction” or an “open transaction.”  Therefore, holders of Claims are urged to consult their tax advisors for information that may be relevant to their particular situation and circumstances and the particular tax consequences to such holders as a result thereof.

Exchanges of Senior Secured Notes Claims under the Plan

Pursuant to the Plan, and in complete and final satisfaction of their Claims, each holder of an Allowed Senior Secured Notes Claims will receive its Pro Rata share of (i) 100% of the New Common Stock, subject to dilution by any equity of New Uno that may be issued pursuant to the Management Incentive Plan or in connection with the Consulting Agreement; (ii) if applicable, the Rights; and (iii) up to $1.75 million in the aggregate in Cash, which shall be used to purchase those General Unsecured Claims listed on the Claims Purchase Schedule.

The U.S. federal income tax consequences of the Plan to a U.S. Holder of Allowed Senior Secured Notes Claims will depend on whether such Claims constitute “securities” of URHC for U.S. federal income tax purposes.

If the Senior Secured Notes Claims constitute securities of URHC for U.S. federal income tax purposes, then the receipt of New Common Stock, the Rights and Cash in exchange therefor will be treated as a “recapitalization” for U.S. federal income tax purposes, with the consequences described below in “—Recapitalization Treatment.”  If, on the other hand, the Senior Secured Notes Claims do not constitute securities of URHC for U.S. federal income tax purposes, then the receipt of New Common Stock, the Rights and Cash in exchange therefor would be treated as a fully taxable transaction, with the consequences described below in “—Fully Taxable Exchange.”

The term “security” is not defined in the Tax Code or in the Treasury regulations issued thereunder and has not been clearly defined by judicial decisions.  The determination of whether a particular debt obligation constitutes a “security” depends on an overall evaluation of the nature of the debt, including whether the holder of such debt obligation is subject to a material level of entrepreneurial risk and whether a continuing proprietary interest is intended or not.  One of the most significant factors considered in determining whether a particular debt is a security for U.S. federal income tax purposes is its original term.  In general, debt obligations issued with a weighted average maturity at issuance of less than five years are not considered to constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten years or more are considered to constitute securities.

The Senior Secured Notes were issued February 22, 2005 and were due to mature in February 2011.  Although not free from doubt because they had a six year duration, the Company intends to take the position that the Senior Secured Notes Claims constitute securities for U.S. federal income tax purposes.  U.S. Holders of Senior Secured Notes Claims are urged to consult their own tax advisors regarding the appropriate status for U.S. federal income tax purposes of their Claims.

Recapitalization Treatment.  A U.S. Holder of a Senior Secured Notes Claim will realize gain or loss, equal to the difference, if any, between (A) the sum of the fair market value of the New Common Stock and the Rights and the amount of Cash received (other than to the extent any such consideration is allocable to accrued and unpaid interest) in the exchange and (B) the U.S. Holder’s adjusted tax basis in its Senior Secured Notes Claim (other than basis attributable to accrued but unpaid interest).  If the exchange qualifies for recapitalization treatment, the portion of such realized gain that such U.S Holder would recognize for U.S. federal income tax purposes would be limited, however, to the amount of Cash and the fair market value of the Rights received, and a U.S. Holder would not be allowed to recognize a loss on such exchange.

In addition, a U.S. Holder of a Claim will have interest income to the extent of any exchange consideration allocable to accrued but unpaid interest not previously included in income.  See “—Payment of Accrued Interest” below.

In a recapitalization exchange, a U.S. Holder’s aggregate tax basis in any New Common Stock received (other than to the extent allocable to accrued and unpaid interest) will equal the U.S. Holder’s aggregate adjusted tax basis in the Senior Secured Notes Claims exchanged therefor, increased by any gain recognized in the exchange and decreased by the fair market value of the Rights and the amount of Cash received.  In a recapitalization exchange, a U.S. Holder’s holding period in any New Common Stock received (other than to the extent allocable to accrued and unpaid interest) will include the U.S. Holder’s holding period in the Senior Secured Notes Claims exchanged therefor.  A U.S. Holder’s tax basis in any Rights received in exchange for its Senior Secured Notes Claim and any New Common Stock or Rights allocable to accrued and unpaid interest will equal the fair market value of such Rights at the time of such exchange.  The U.S. Holder’s holding period in such New Common Stock and Rights received should begin on the day following the exchange date.

Fully Taxable Exchange.  If the exchange of a Claim pursuant to the Plan is a fully taxable exchange, the exchanging U.S. Holder generally should recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the sum of the fair market value of any New Common Stock and the Rights, if any, and the amount of Cash received in the exchange (other than to the extent any such consideration is attributable to accrued but unpaid interest), and (ii) the U.S. Holder’s adjusted tax basis in the Claims exchanged therefor (other than any basis attributable to accrued but unpaid interest).  See “—Character of Gain or Loss” below.  In addition, a U.S. Holder of a Claim will have interest income to the extent of any exchange consideration allocable to accrued but unpaid interest not previously included in income.  See “—Payment of Accrued Interest” below.

In a taxable exchange, a U.S. Holder’s tax basis in any New Common Stock or Rights received in exchange for its Senior Secured Notes Claim will equal the fair market value of such New Common Stock or Rights at the time of such exchange.  The U.S. Holder’s holding period in such New Common Stock or Rights received should begin on the day following the exchange date.

Claims Purchase.  As described in Section 5.8 of the Plan, the Claims Purchasing Agent will purchase certain Claims on behalf of the holders of Senior Secured Notes Claims with the Cash received by such holders.  The federal income tax treatment of the payment of such Cash is uncertain.  For example, it is unclear whether such payment (i) would be required to be capitalized in the federal income tax basis of the New Common Stock received by the holders of Senior Secured Notes Claims, (ii) would give rise to an allowable federal income tax loss or (iii) would be recharacterized in some other fashion.  Holders of Senior Secured Notes Claims should consult with their tax advisors regarding the federal income tax treatment of the receipt and payment of such Cash.

Exchanges of General Unsecured Claims under the Plan

In general, each holder of a General Unsecured Claim should recognize gain or loss in an amount equal to the difference between (x) the amount of Cash received by the holder in respect of its Claim (other than any Claim for accrued but unpaid interest and other than any amount treated as imputed interest as further discussed below) and (y) the holder’s adjusted tax basis in its Claim (other than any basis attributable to accrued but unpaid interest).  For a discussion of the tax consequences of any Claim for accrued but unpaid interest, see “Payment of Accrued Interest.”

It is anticipated that a holder of a General Unsecured Claim may receive payments subsequent to the Effective Date of the Plan.  Under the Tax Code, a portion of such payments to such holder may be treated as imputed interest.  In addition, it is possible that any loss and a portion of any gain realized by such holder may be deferred until such time as such holder has received its final payment.  All holders of General Unsecured Claims should consult their tax advisors as to the tax consequences of the receipt of payments subsequent to the Effective Date.

Where gain or loss is recognized by a holder of a General Unsecured Claim, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss or any combination thereof will be determined by a number of factors, including, among others, the tax status of the holder, whether the Claim constitutes a capital asset in the hands of the holder and how long it has been held, whether the Claim was acquired at a market discount, and whether and to what extent the holder previously had claimed a bad debt deduction.

The tax consequences of a U.S. Holder that disposes of its Claim in a Claims Purchase may differ from those described above if the form of the transaction is not respected for U.S. federal income tax purposes.  Holders of Claims that dispose of their Claims in a Claims Purchase should consult their own tax advisors.

Tax Basis in Claims.

Generally, a U.S. Holder’s adjusted tax basis in a Claim will be equal to the cost of the Claim to such U.S. Holder, increased by any OID and accrued and unpaid interest previously included in income.  If applicable, a U.S. Holder’s tax basis in a Claim also will be (i) increased by any market discount previously included in income by such U.S. Holder pursuant to an election to include market discount in gross income currently as it accrues, and (ii) reduced by any cash payments received on the Claim other than payments of qualified stated interest (as described below), and by any amortizable bond premium which the U.S. Holder has previously deducted.

Character of Gain or Loss.

Except to the extent that any consideration received pursuant to the Plan is received in satisfaction of accrued but unpaid interest during its holding period (see “—Payment of Accrued Interest” below), where gain or loss is recognized by a U.S. Holder in respect of the satisfaction, sale or exchange of its Claim that constitutes a capital asset, such gain or loss will be capital gain or loss except to the extent any gain is recharacterized as ordinary income pursuant to the market discount rules discussed below.  A reduced tax rate on long-term capital gain may apply to non-corporate U.S. Holders.  The deductibility of capital losses is subject to significant limitations, see “Limitations on Capital Losses” below.

Market Discount.  A U.S. Holder that purchased its Claims from a prior holder at a “market discount” (relative to the principal amount of the Claims at the time of acquisition) may be subject to the market discount rules of the Tax Code.  In general, a debt instrument is considered to have been acquired with “market discount” if its holder’s adjusted tax basis in the debt instrument is less than (i) its stated principal amount or (ii) in the case of a debt instrument issued with OID, its adjusted issue price, in each case, by at least a de minimis amount.  The de minimis amount is equal to 0.25% of the sum of all payments which, at the time of purchase, remain to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity.  Generally, qualified stated interest is a stated amount of interest that is unconditionally payable in cash or other property (other than debt instruments of the issuer) at least annually at a single fixed rate.

Under these rules, any gain recognized on the exchange of Claims (other than in respect of a Claim for accrued but unpaid interest) generally will be treated as ordinary income to the extent of the market discount accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) during the U.S. Holder’s period of ownership, unless the U.S. Holder elected to include the market discount in income as it accrued.  If a U.S. Holder of Claims did not elect to include market discount in income as it accrued and thus, under the market discount rules, was required to defer all or a portion of any deductions for interest on debt incurred or maintained to purchase or carry its Claims, such deferred amounts would become deductible at the time of the exchange, up to the amount of gain that the U.S. Holder recognizes in the exchange.

In the case of an exchange of Claims that qualifies as a recapitalization, the Tax Code indicates that any accrued market discount in respect of the Claims in excess of the gain recognized in the exchange should not be currently includible in income under Treasury regulations to be issued, and instead should carry over to any non-recognition property received in exchange therefor (i.e., to any New Common Stock received in the nonrecognition exchange).  Any gain recognized by a U.S. Holder upon a subsequent disposition of such exchange consideration would be treated as ordinary income to the extent of any accrued market discount not previously included in income.  To date, specific Treasury regulations implementing this rule have not been issued.

Payment of Accrued Interest

In general, to the extent that any consideration received pursuant to the Plan by a U.S. Holder of a Claim is received in satisfaction of accrued interest during its holding period, such amount will be taxable to the U.S. Holder as interest income (if not previously included in the U.S. Holder’s gross income).  Conversely, a U.S. Holder generally recognizes a deductible loss to the extent any accrued interest or amortized OID was previously included in its gross income and is not paid in full.  However, the IRS has privately ruled that a holder of a security of a corporate issuer, in an otherwise tax-free exchange, could not claim a current deduction with respect to any unpaid OID.  Accordingly, it is also unclear whether, by analogy, a U.S. Holder that disposes of a Claim that does not constitute a security in a taxable transaction would be required to recognize a capital loss, rather than an ordinary loss, with respect to previously included OID that is not paid in full.

The Plan provides that consideration received in respect of a Claim is allocable first to the principal amount of the Claim (as determined for U.S. federal income tax purposes) and then, to the extent of any excess, to the remainder of the Claim, including any Claim for accrued but unpaid interest (in contrast, for example, to a pro rata allocation of a portion of the exchange consideration received between principal and interest, or an allocation first to accrued but unpaid interest).  See Section 6.10 of the Plan.  There is no assurance that the IRS will respect such allocation for U.S. federal income tax purposes.  Holders are urged to consult their own tax advisors regarding the allocation of consideration received by them under the Plan, as well as the deductibility of accrued but unpaid interest and the character of any loss claimed with respect to accrued but unpaid interest previously included in gross income for U.S. federal income tax purposes.

Disposition of New Common Stock

Unless a non-recognition provision applies, and subject to the discussion above with respect to market discount and the discussion below, U.S. Holders generally will recognize capital gain or loss upon the sale or exchange of the New Common Stock in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the New Common Stock and the sum of the cash plus the fair market value of any property received from such disposition.  Any such gain or loss generally should be taxable at long-term capital gains rates if the U.S. Holder’s holding period for its New Common Stock is more than one year at the time of such disposition.  A reduced tax rate on long-term capital gains may apply to non-corporate U.S. Holders.  The deductibility of capital losses is subject to significant limitations, see “Limitations on Capital Losses” below.

Notwithstanding the above, any gain recognized by a U.S. Holder upon a subsequent taxable disposition of the New Common Stock (or any stock or property received for it in a later tax-free exchange) received in exchange for the Senior Secured Notes Claims will be treated as ordinary income for U.S. federal income tax purposes to the extent of (i) any ordinary loss deductions incurred upon exchange of the Claim, decreased by any income (other than interest income) recognized by the U.S. Holder upon exchange of the Claim, and (ii) with respect to a cash basis U.S. Holder and in addition to (i), any amounts which would have been included in its gross income if the U.S. Holder’s Claim had been satisfied in full but which was not included by reason of the cash method of accounting.

Exercise or Lapse of Rights

A holder of a Right generally will not recognize gain or loss upon the exercise of such Right, and a holder’s tax basis in the New Second Lien Notes received upon exercise of a Right will equal the sum of (i) the amount paid for the New Second Lien Notes and (ii) the holder’s resulting tax basis, if any, in the Right due to the receipt of such Right in partial satisfaction of its Allowed Senior Secured Notes Claim.  A holder’s holding period in the New Second Lien Notes received upon exercise of its Right generally should commence the day following the Effective Date

A holder that does not exercise a Right generally would recognize a loss equal to its tax basis in the Right.  In general, such loss would be a short term capital loss.

New Second Lien Notes

Payment of Interest.  Payment of qualified stated interest (as defined above) on a New Second Lien Note will be taxable as ordinary interest income at the time it is received or accrued, depending upon the method of accounting applicable to the U.S. Holder of the note.

Original Issue Discount.  The New Second Lien Notes will be issued with OID in an amount equal to the excess of the “stated redemption price at maturity” of the notes over their “issue price.”  For purposes of the foregoing, the general rule is that the stated redemption price at maturity of a debt instrument is the sum of all payments provided by the debt instrument other than payments of “qualified stated interest” (generally interest that is unconditionally payable no less frequently than annually at a single fixed rate).  A U.S. Holder generally must include OID in gross income as it accrues over the term of the notes using the “constant yield method” without regard to its regular method of accounting for U.S. federal income tax purposes, and in advance of the receipt of cash payments attributable to that income.

The amount of OID includible in income for a taxable year by a U.S. Holder will generally equal the sum of the “daily portions” of the total OID on the note for each day during the taxable year (or portion thereof) on which such holder held the note.  Generally, the daily portion of the OID is determined by allocating to each day during an accrual period (generally each semi-annual period during the term of the notes) a ratable portion of the OID on such note which is allocable to the accrual period in which such day is included.  The amount of OID allocable to each accrual period will generally be an amount equal to the product of the “adjusted issue price” of a note at the beginning of such accrual period and its “yield to maturity.”  The “adjusted issue price” of a note at the beginning of any accrual period will equal the issue price increased by the total OID accrued for each prior accrual period, less any payments made on such note (other than any payments of qualified stated interest) on or before the first day of the accrual period.  The “yield to maturity” of a note will be computed on the basis of a constant annual interest rate compounded at the end of each accrual period.

Applicable High Yield Discount Obligations. As discussed above (see “—Treatment of the New Second Lien Notes as Applicable High Yield Discount Obligations”), the New Second Lien Notes may be subject to the provisions of the Tax Code dealing with applicable high yield discount obligations.  In general, treatment of the New Second Lien Notes as applicable high yield discount obligations would not affect the accrual and reporting of interest under the OID rules by a U.S. Holder.  In the case of a corporate holder, however, a portion of the holder’s income with respect to accrued OID equal to the portion, if any, for which the issuer is disallowed a deduction would be treated as a dividend for purposes of the dividends-received deduction, but only to the extent such amount would be treated as a dividend if it had been a distribution made by us with respect to the New Common Stock (that is, to the extent New Uno would have sufficient earnings and profits such that a distribution in respect of the New Common Stock would constitute a dividend for U.S. federal income tax purposes).

Sale or Exchange of the New Second Lien Notes.  Unless a non-recognition provision applies, upon a sale or exchange (including a redemption or retirement) of a New Second Lien Note, a

U.S. Holder will recognize gain or loss equal to the difference between the sum of all cash plus the fair market value of all property received on such sale or exchange (less any portion allocable to accrued but unpaid interest, which will be treated as a payment of interest for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note (other than adjusted tax basis allocable to accrued and unpaid interest).  A U.S. Holder’s adjusted tax basis in a note generally will be the U.S. Holder’s cost therefor, increased by the amount of OID previously included in income by the holder up through the date of the sale or exchange and decreased by the amount of any payments on the note other than any payments of qualified stated interest.

Gain or loss recognized by a U.S. Holder on the sale or exchange of a note will be capital gain or loss, and will be long-term capital gain or loss if the note has been held by the U.S. Holder for more than one year at the time of the disposition.  In the case of a non-corporate U.S. Holder, long-term capital gain is currently subject to a maximum U.S. federal tax rate of 15%.  The deductibility of capital losses by U.S. Holders is subject to certain limitations, see “Limitations on Capital Losses” below.

Limitations on Capital Losses

A holder of a Claim who recognizes capital losses as a result of the distributions under the Plan will be subject to limits on the use of such capital losses.  For a non-corporate holder, capital losses may be used to offset any capital gains (without regard to holding periods), and also ordinary income to the extent of the lesser of (1) $3,000 ($1,500 for married individuals filing separate returns) or (2) the excess of the capital losses over the capital gains.  A non-corporate holder may carry over unused capital losses and apply them against future capital gains and a portion of their ordinary income for an unlimited number of years.  For corporate holders, capital losses may only be used to offset capital gains.  A corporate holder that has more capital losses than may be used in a tax year may carry back unused capital losses to the three years preceding the capital loss year, but may carry over unused capital losses for the five years following the capital loss year.

Information Reporting and Backup Withholding

Payments of interest (including accruals of OID) or dividends and any other reportable payments, possibly including amounts received pursuant to the Plan and payments of proceeds from the sale, retirement or other disposition of the exchange consideration, may be subject to “backup withholding” (currently at a rate of 28%) if a recipient of those payments fails to furnish to the payor certain identifying information, and, in some cases, a certification that the recipient is not subject to backup withholding.  Backup withholding is not an additional tax.  Any amounts deducted and withheld should generally be allowed as a credit against that recipient’s U.S. federal income tax, provided that appropriate proof is timely provided under rules established by the IRS.  Furthermore, certain penalties may be imposed by the IRS on a recipient of payments who is required to supply information but who does not do so in the proper manner.  Backup withholding generally should not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions.  Information may also be required to be provided to the IRS concerning payments, unless an exemption applies.  Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.  Treasury regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of certain thresholds.  Holders are urged to consult their own tax advisors regarding these regulations and whether the contemplated transactions under the Plan would be subject to these regulations and require disclosure on their tax returns.

XII.

CONCLUSION

The Plan Proponents believe that confirmation and implementation of the Plan is in the best interests of all creditors, and urge holders of impaired Claims in Class 4 and Class 5 to vote to accept the Plan and to evidence such acceptance by returning their ballots so that they will be received no later than the Voting Deadline.

Dated:	New York, New York May 7, 2010

Uno Restaurant Holdings Corporation and Its Affiliated Debtors and Debtors in Possession

		By:	/s/ Louie Psallidas
			Name:	Louie Psallidas
			Title:	Authorized Officer

Twin Haven Special Opportunities Fund II, L.P. Twin Haven Special Opportunities Fund III, L.P.

By: Twin Haven Capital Partners, LLC, as Investment Manager

		By:	/s/ Robert B. Webster
			Name:	Robert B. Webster
			Title:	Managing Member

Blackwell Partners, LLC

By: Coliseum Capital Management, LLC, as Attorney-in-Fact

		By:	/s/ Adam L. Gray
			Name:	Adam L. Gray
			Title:	Managing Director

Coliseum Capital Partners, L.P.

By: Coliseum Capital, LLC, Its General Partner

		By:	/s/ Adam L. Gray
			Name:	Adam L. Gray
			Title:	Managing Director

Exhibit A

The Plan

EXHIBIT A

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

:
In re	:	Chapter 11
:
UNO RESTAURANT HOLDINGS	:	Case No. 10-10209 (MG)
CORPORATION, et al.,	:
	:	(Jointly Administered)
Debtors.	:
:

FIRST AMENDED JOINT CONSOLIDATED PLAN OF REORGANIZATION
UNDER CHAPTER 11 OF THE BANKRUPTCY CODE OF
UNO RESTAURANT HOLDINGS CORPORATION AND
ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION

WEIL, GOTSHAL & MANGES LLP
Joseph H. Smolinsky, Esq.
767 Fifth Avenue
New York, New York  10153
(212) 310-8000

Attorneys for the Debtors and
Debtors in Possession

AKIN GUMP STRAUSS HAUER & FELD LLP
Michael S. Stamer, Esq.
Philip C. Dublin, Esq.
One Bryant Park
New York, New York  10036
(212) 872-1000

Counsel for the Majority Noteholder Group

Dated:           May 7, 2010

Page

ARTICLE I	DEFINITIONS AND INTERPRETATION		2
A.	Definitions		2
	1.1	Administrative Expense Claim	2
	1.2	Allowed	2
	1.3	Avoidance Actions	2
	1.4	Backstop Commitment Agreement	2
	1.5	Backstop Commitment Fee	3
	1.6	Backstop Parties	3
	1.7	Backstop Percentage	3
	1.8	Ballot	3
	1.9	Bankruptcy Code	3
	1.10	Bankruptcy Court	3
	1.11	Bankruptcy Rules	3
	1.12	Business Day	3
	1.13	Cash	3
	1.14	Causes of Action	3
	1.15	Centre Partners	3
	1.16	Chapter 11 Cases	4
	1.17	Claim	4
	1.18	Claim Purchase Price	4
	1.19	Claims Purchase	4
	1.20	Claims Purchase Funds	4
	1.21	Claims Purchase Schedule	4
	1.22	Claims Purchasing Agent	4
	1.23	Claims Purchasing Agreement	4
	1.24	Class	4
	1.25	Coliseum	4
	1.26	Collateral	4
	1.27	Committee Settlement	4

Exhibit A - i

(continued)

Page
1.28	Compensation and Benefit Plans	5
1.29	Confirmation Date	5
1.30	Confirmation Hearing	5
1.31	Confirmation Order	5
1.32	Consultant	5
1.33	Consulting Agreement	5
1.34	Creditor	5
1.35	Creditors’ Committee	5
1.36	Cure Amount	5
1.37	Debtors	5
1.38	Deductible Claim	6
1.39	DIP Agent	6
1.40	DIP Facility	6
1.41	DIP Financing Agreement	6
1.42	DIP Financing Claim	7
1.43	DIP Financing Order	7
1.44	DIP Lenders	7
1.45	Disbursing Agent	7
1.46	Disclosure Statement	7
1.47	Disputed	7
1.48	Distribution Record Date	7
1.49	Effective Date	7
1.50	Entity	7
1.51	Escrow Agent	8
1.52	Estate	8
1.53	Existing Equity Holders	8
1.54	Final Order	8
1.55	General Unsecured Claim	8
1.56	Governmental Unit	8

Exhibit A - ii

(continued)

Page
1.57	Impaired	8
1.58	Insured Claim	8
1.59	Insured Portion	8
1.60	Intercompany Claim	9
1.61	Intercompany Interest	9
1.62	Interest	9
1.63	Letters of Credit	9
1.64	Lien	9
1.65	Majority Noteholder Group	9
1.66	Management	9
1.67	Management Agreements	9
1.68	Management Incentive Plan	9
1.69	New Board	9
1.70	New Common Stock	9
1.71	New First Lien Credit Agreement	9
1.72	New First Lien Facility	10
1.73	New First Lien Lenders	10
1.74	New Intercreditor Agreement	10
1.75	New Second Lien Notes	10
1.76	New Second Lien Notes Indenture	10
1.77	New Uno	10
1.78	New Uno Bylaws	10
1.79	New Uno Certificate of Incorporation	10
1.80	Newport	10
1.81	Noteholder Deficiency Claim	10
1.82	Other Secured Claim	11
1.83	Participating Noteholder	11
1.84	Petition Date	11
1.85	Plan	11

Exhibit A - iii

(continued)

Page
1.86	Plan Documents	11
1.87	Plan Proponents	11
1.88	Plan Rate	11
1.89	Plan Supplement	11
1.90	Prepetition Administrative Agent	12
1.91	Prepetition Credit Agreement	12
1.92	Prepetition Lenders	12
1.93	Priority Non-Tax Claim	12
1.94	Priority Tax Claim	12
1.95	Pro Rata	12
1.96	Professional Compensation and Reimbursement Claim	12
1.97	Proposed Claim Amount	12
1.98	Released Actions	12
1.99	Released Parties	12
1.100	Reorganized Debtors	13
1.101	Reorganized Uno Companies	13
1.102	Restructuring Support Agreement	13
1.103	Restructuring Transactions	13
1.104	Retained Causes of Action	13
1.105	Rights	13
1.106	Rights Exercise Form	13
1.107	Rights Offering	13
1.108	Rights Offering Commencement Date	13
1.109	Rights Offering Documents	13
1.110	Rights Offering Expiration Date	13
1.111	Schedules	14
1.112	Secured Claim	14
1.113	Secured Deductible Claim	14
1.114	Secured Tax Claim	14

Exhibit A - iv

(continued)

Page
	1.115	Senior Secured Noteholder	14
	1.116	Senior Secured Notes	14
	1.117	Senior Secured Notes Claim	14
	1.118	Senior Secured Notes Indenture	14
	1.119	Senior Secured Notes Indenture Trustee	14
	1.120	Senior Secured Notes Indenture Trustee Fees	14
	1.121	Stockholders’ Agreement	15
	1.122	Subordinated Claim	15
	1.123	Tax Code	15
	1.124	Twin Haven	15
	1.125	Unimpaired	15
	1.126	Uno Parents	15
	1.127	URHC	15
	1.128	Voting Deadline	15
	1.129	Workers’ Compensation Claim	15
	1.130	Workers’ Compensation Programs	15
B.	Interpretation; Application of Definitions; Rules of Construction		15
ARTICLE II	TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS, DIP FINANCING CLAIMS, PROFESSIONAL COMPENSATION AND REIMBURSEMENT CLAIMS, AND PRIORITY TAX CLAIMS; PAYMENT OF SENIOR SECURED NOTES INDENTURE TRUSTEE FEES		16
	2.1	Administrative Expense Claims	16
	2.2	DIP Financing Claims	16
	2.3	Professional Compensation and Reimbursement Claims	17
	2.4	Priority Tax Claims	17
	2.5	Senior Secured Notes Indenture Trustee Fees	18
ARTICLE III	CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS		18
ARTICLE IV	TREATMENT OF CLAIMS AND EQUITY INTERESTS		18
	4.1	Priority Non-Tax Claims (Class 1)	18

Exhibit A - v

(continued)

Page
	4.2	Secured Tax Claims (Class 2)	19
	4.3	Other Secured Claims (Class 3)	19
	4.4	Senior Secured Notes Claims (Class 4)	19
	4.5	General Unsecured Claims (Class 5)	20
	4.6	Subordinated Claims (Class 6)	20
	4.7	Intercompany Claims (Class 7)	20
	4.8	Intercompany Interests (Class 8)	21
	4.9	Interests (Class 9)	21
ARTICLE V	IMPLEMENTATION OF THE PLAN		21
	5.1	Substantive Consolidation of Debtors for Plan Purposes Only	21
	5.2	Restructuring Transactions	22
	5.3	Corporate Action	22
	5.4	Corporate Existence	23
	5.5	Rights Offering	23
	5.6	Issuance of New Second Lien Notes	26
	5.7	Issuance of New Common Stock	26
	5.8	Claims Purchase	26
	5.9	Entry into New First Lien Credit Agreement	28
	5.10	Cancellation of Notes, Instruments, and Interests	28
	5.11	Management Incentive Plan	29
	5.12	Cancellation of Liens	29
	5.13	Compromise of Controversies	29
	5.14	Exemption from Transfer Taxes	30
ARTICLE VI	PROVISIONS REGARDING DISTRIBUTIONS UNDER THE PLAN		30
	6.1	Date of Distributions	30
	6.2	Disbursing Agent	30
	6.3	Manner of Payment under the Plan	31
	6.4	Delivery of Distributions	31
	6.5	Fractional New Common Stock	32

Exhibit A - vi

(continued)

Page
	6.6	Fractional Dollars	32
	6.7	Time Bar to Cash Payments	32
	6.8	Distributions After Effective Date	33
	6.9	Setoffs	33
	6.10	Allocation of Plan Distributions Between Principal and Interest	33
	6.11	Distribution Record Date	33
	6.12	Senior Secured Notes Indenture Trustee as Claim Holder	34
ARTICLE VII	PROVISION FOR TREATMENT OF DISPUTED CLAIMS UNDER THE PLAN		34
	7.1	Objections to Claims; Prosecution of Disputed Claims	34
	7.2	Estimation of Claims	34
	7.3	No Distributions Pending Allowance	35
	7.4	Distributions After Allowance	35
	7.5	Limitations on Amounts to be Distributed to Holders of Deductible Claims	35
ARTICLE VIII	EXECUTORY CONTRACTS AND UNEXPIRED LEASES		35
	8.1	Assumption or Rejection of Executory Contracts and Unexpired Leases	35
	8.2	Approval of Assumption or Rejection of Executory Contracts and Unexpired Leases	36
	8.3	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases	36
	8.4	Inclusiveness	37
	8.5	Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan	37
	8.6	Insurance Policies	37
	8.7	Survival of the Debtors’ Indemnification Obligations	37
	8.8	Survival of Other Employment Arrangements	38
ARTICLE IX	CONDITIONS PRECEDENT TO EFFECTIVE DATE OF THE PLAN; IMPLEMENTATION PROVISIONS		38
	9.1	Conditions Precedent to Confirmation	38

Exhibit A - vii

(continued)

Page
	9.2	Conditions Precedent to Effective Date of the Plan	38
	9.3	Waiver of Conditions	39
	9.4	Failure of Conditions Precedent	40
ARTICLE X	EFFECT OF CONFIRMATION		40
	10.1	Vesting of Assets in the Reorganized Debtors	40
	10.2	Discharge of Claims and Termination of Interests	40
	10.3	Discharge of Debtors	41
	10.4	Injunction on Claims	41
	10.5	Terms of Existing Injunctions or Stays	42
	10.6	Exculpation	42
	10.7	Preservation of Causes of Action / Reservation of Rights	42
	10.8	Injunction on Causes of Action	43
	10.9	Releases By The Debtors	43
	10.10	Releases By The Holders of Claims and Interests	44
ARTICLE XI	RETENTION OF JURISDICTION		44
	11.1	Retention of Jurisdiction	44
ARTICLE XII	MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN		46
	12.1	Modification of the Plan	46
	12.2	Revocation or Withdrawal of the Plan	47
ARTICLE XIII	MISCELLANEOUS PROVISIONS		47
	13.1	Effectuating Documents and Further Transactions	47
	13.2	Withholding and Reporting Requirements	47
	13.3	Plan Supplement	47
	13.4	Payment of Statutory Fees	48
	13.5	Payment of Post-Effective Date Fees of Senior Secured Notes Indenture Trustee and Claims Purchasing Agent	48
	13.6	Dissolution of Creditors’ Committees and Cessation of Fee and Expense Payment	48
	13.7	Expedited Tax Determination	49

Exhibit A - viii

(continued)

Page
13.8	Post-Effective Date Fees and Expenses	49
13.9	Substantial Consummation	49
13.10	Severability	49
13.11	Governing Law	49
13.12	Time	49
13.13	Binding Effect	50
13.14	Solicitation of the Plan	50
13.15	Exhibits/Schedules	50
13.16	Notices	50
13.17	Closing of the Chapter 11 Cases	52
13.18	Section Headings	52
13.19	Inconsistencies	53

Exhibit A - ix

Uno Restaurant Holdings Corporation; 8250 International Drive Corporation; Aurora Uno, Inc.; B.S. Acquisition Corp.; B.S. of Woodbridge, Inc.; Fairfax Uno, Inc.; Franklin Mills Pizzeria, Inc.; Herald Center Uno Rest. Inc.; Kissimmee Uno, Inc.; Marketing Services Group, Inc.; Newington Uno, Inc.; Newport News Uno, Inc.; Newton Takery, Inc.; Paramus Uno, Inc.; Pizzeria Due, Inc.; Pizzeria Uno Corporation; Pizzeria Uno of 86th Street, Inc.; Pizzeria Uno of Albany Inc.; Pizzeria Uno of Altamonte Springs, Inc.; Pizzeria Uno of Ballston, Inc.; Pizzeria Uno of Bay Ridge, Inc.; Pizzeria Uno of Bayside, Inc.; Pizzeria Uno of Bethesda, Inc.; Pizzeria Uno of Brockton, Inc.; Pizzeria Uno of Buffalo, Inc.; Pizzeria Uno of Columbus Avenue, Inc.; Pizzeria Uno of Dock Square, Inc.; Pizzeria Uno of East Village Inc.; Pizzeria Uno of Fair Oaks, Inc.; Pizzeria Uno of Fairfield, Inc.; Pizzeria Uno of Forest Hills, Inc.; Pizzeria Uno of Kingston, Inc.; Pizzeria Uno of Lynbrook Inc.; Pizzeria Uno of Norfolk, Inc.; Pizzeria Uno of Paramus, Inc.; Pizzeria Uno of Penn Center, Inc.; Pizzeria Uno of Reston, Inc.; Pizzeria Uno of South Street Seaport, Inc.; Pizzeria Uno of Springfield, Inc.; Pizzeria Uno of Syracuse, Inc.; Pizzeria Uno of Union Station, Inc.; Pizzeria Uno of Washington, DC, Inc.; Pizzeria Uno of Westfarms, LLC; Pizzeria Uno, Inc.; Plizzettas of Burlington, Inc.; Plizzettas of Concord, Inc.; Saxet Corporation; SL Properties, Inc.; SL Uno Burlington, Inc.; SL Uno Ellicott City, Inc.; SL Uno Franklin Mills, Inc.; SL Uno Frederick, Inc.; SL Uno Greece, Inc.; SL Uno Gurnee Mills, Inc.; SL Uno Hyannis, Inc.; SL Uno Maryville, Inc.; SL Uno Portland, Inc.; SL Uno Potomac Mills, Inc.; SL Uno University Blvd., Inc.; SL Uno Waterfront, Inc.; SLA Brockton, Inc.; SLA Due, Inc.; SLA Lake Mary, Inc.; SLA Mail II, Inc.; SLA Mail, Inc.; SLA Norfolk, Inc.; SLA Norwood, Inc.; SLA Su Casa, Inc.; SLA Uno, Inc.; SLA Vernon Hills, Inc.; Su Casa, Inc.; Uno Acquisition Parent, Inc.; Uno Bay, Inc.; Uno Enterprises, Inc.; Uno Foods Inc.; Uno Foods International, LLC; Uno Holdings II LLC; Uno Holdings LLC; Uno of America, Inc.; Uno of Astoria, Inc.; Uno of Aurora, Inc.; UNO of Bangor, Inc.; Uno of Concord Mills, Inc.; Uno of Crestwood, Inc.; Uno of Daytona, Inc.; Uno of Dulles, Inc.; Uno of Falls Church, Inc.; Uno of Georgesville, Inc.; Uno of Gurnee Mills, Inc.; Uno of Hagerstown, Inc.; Uno of Haverhill, Inc.; Uno of Henrietta, Inc.; UNO of Highlands Ranch, Inc.; Uno of Indiana, Inc.; Uno of Kingstowne, Inc.; Uno of Kirkwood, Inc.; Uno of Lombard, Inc.; UNO of Manassas, Inc.; Uno of Manchester, Inc.; Uno of Massachusetts, Inc.; Uno of New Jersey, Inc.; Uno of New York, Inc.; Uno of Providence, Inc.; Uno of Schaumburg, Inc.; Uno of Smithtown, Inc.; Uno of Smoketown, Inc.; Uno of Tennessee, Inc.; Uno of Victor, Inc.; Uno Restaurant of Columbus, Inc.; Uno Restaurant of Great Neck, Inc.; Uno Restaurant of St. Charles, Inc.; Uno Restaurant of Woburn, Inc.; Uno Restaurants II, LLC; Uno Restaurants, LLC; UR of Attleboro MA, LLC; UR of Bel Air MD, Inc.; UR of Bowie MD, Inc.; UR of Clay NY, LLC; UR of Columbia MD, Inc.; UR of Columbia MD, LLC; UR of Danbury CT, Inc.; UR of Dover NH, Inc.; UR of Fairfield CT, Inc.; UR of Fayetteville NY, LLC; UR of Fredericksburg VA, LLC; UR of Gainesville VA, LLC; UR of Inner Harbor MD, Inc.; UR of Keene NH, Inc.; UR of Landover MD, Inc.; UR of Mansfield MA, LLC; UR of Melbourne FL, LLC; UR of Merritt Island FL, LLC; UR of Methuen MA, Inc.; UR of Milford CT, Inc.; UR of Millbury MA, LLC; UR of Nashua NH, LLC; UR of New Hartford NY, LLC; UR of Newington NH, LLC; UR of Paoli PA, Inc.; UR of Plymouth MA, LLC; UR of Portsmouth NH, Inc.; UR of Swampscott MA, LLC; UR of Taunton MA, LLC; UR of Tilton NH, LLC; UR of Towson MD, Inc.; UR of Virginia Beach VA, LLC; UR of Webster NY, LLC; UR of Winter Garden FL, LLC; UR of Wrentham MA, Inc.; URC II, LLC; URC, LLC; Waltham Uno, Inc.; and Westminster Uno, Inc., as debtors and debtors in possession, and the Majority Noteholder Group hereby propose the following joint consolidated chapter 11 plan pursuant to section 1121(a) of the Bankruptcy Code:

Exhibit A - 1

ARTICLE I

DEFINITIONS AND INTERPRETATION

A. Definitions.

As used in the Plan, the following terms shall have the respective meanings specified below:

1.1  Administrative Expense Claim  means any right to payment constituting a cost or expense of administration of any of the Chapter 11 Cases Allowed under and in accordance with, as applicable, sections 330, 364(c)(1), 365, 503(b), 507(a)(2), and 507(b) of the Bankruptcy Code, including, without limitation, (a) any actual and necessary costs and expenses of preserving the Debtors’ Estates or operating the Debtors’ businesses, (b) any indebtedness or obligations incurred or assumed by the Debtors, as debtors in possession, during the Chapter 11 Cases, (c) any compensation for professional services rendered and reimbursement of expenses incurred by a professional retained by order of the Bankruptcy Court or otherwise allowed pursuant to section 503(b) of the Bankruptcy Code, (d) the Senior Secured Notes Indenture Trustee Fees, and (e) any fees or charges assessed against the Debtors’ Estates pursuant to section 1930 of chapter 123 of title 28 of the United States Code.

1.2  Allowed  means, with reference to any Claim, (a) any Claim that has been listed by the Debtors in their Schedules, as such Schedules may be amended by the Debtors from time to time in accordance with Bankruptcy Rule 1009, as liquidated in amount and not disputed or contingent and for which no contrary proof of claim, objection, or request for estimation has been filed on or before any applicable objection deadline, if any, set by the Bankruptcy Court or the expiration of such other applicable period fixed by the Bankruptcy Court, (b) any Claim that is not Disputed, (c) any Claim that is compromised, settled, or otherwise resolved pursuant to the authority granted to the Debtors or the Reorganized Debtors, as the case may be, pursuant to a Final Order of the Bankruptcy Court, or (d) any Claim that has been allowed hereunder or by Final Order; provided, however, that Claims allowed solely for the purpose of voting to accept or reject the Plan pursuant to an order of the Bankruptcy Court shall not be considered “Allowed Claims” hereunder.  Unless otherwise specified herein or by order of the Bankruptcy Court, “Allowed Administrative Expense Claim” or “Allowed Claim” shall not, for any purpose under the Plan, include interest on such Administrative Expense Claim or Claim from and after the Petition Date.

1.3  Avoidance Actions  means Causes of Action arising under chapter 5 of the Bankruptcy Code, including, but not limited to, Causes of Action arising under sections 502(d), 510, 542, 543, 547, 548, 549, 550, and 553 of the Bankruptcy Code.

1.4  Backstop Commitment Agreement means the agreement between the Backstop Parties and Uno Restaurants, LLC, substantially in the form contained in the Plan Supplement, pursuant to which the Backstop Parties agree to subscribe for the Rights not subscribed for in the Rights Offering.

Exhibit A - 2

1.5  Backstop Commitment Fee means the fully-earned, non-refundable Cash fee, payable on the Effective Date, equal to 2% of the total principal amount of $27 million, the maximum principal amount of New Second Lien Notes that may be offered for purchase at the election of the Debtors, with the consent of the Majority Noteholder Group.

1.6  Backstop Parties  means Twin Haven and Coliseum.

1.7  Backstop Percentage  means, with respect to any Backstop Party, the percentage constituting such Backstop Party’s commitment to subscribe for Rights not subscribed for in the Rights Offering, as set forth in the Backstop Commitment Agreement.

1.8  Ballot  means the document for accepting or rejecting the Plan in the form approved by the Bankruptcy Court and distributed with the Disclosure Statement.

1.9  Bankruptcy Code means chapter 11 of title 11 of the United States Code, as amended from time to time, as applicable to the Chapter 11 Cases.

1.10  Bankruptcy Court means the United States Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 Cases.

1.11  Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure, as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, and any local rules of the Bankruptcy Court, as amended, as applicable to the Chapter 11 Cases.

1.12  Business Day means any day not designated as a legal holiday by Bankruptcy Rule 9006(a) and any day on which commercial banks in the city of New York, New York are open for business and not authorized, by law or executive order, to close.

1.13  Cash  means legal tender of the United States of America.

1.14  Causes of Action means, without limitation, any and all actions, causes of action, proceedings, controversies, liabilities, obligations, rights to legal remedies, rights to equitable remedies, rights to payment and Claims, suits, damages, judgments, Claims, objections to Claims, benefits of subordination of Claims, and demands whatsoever, whether known or unknown, reduced to judgment, liquidated or unliquidated, fixed or contingent, matured or unmatured, disputed or undisputed, secured or unsecured, assertable directly or derivatively, existing or hereafter arising, in law, equity, or otherwise, now owned or hereafter acquired by the Debtors, whether arising under the Bankruptcy Code or other federal, state, or foreign law, equity or otherwise, including, without limitation, Avoidance Actions, based in whole or in part upon any act or omission or other event occurring prior to the Petition Date or during the course of the Chapter 11 Cases, including through the Effective Date, and the Cash and non-Cash proceeds of any of the foregoing.

1.15  Centre Partners means, collectively, Centre Carlisle UNO LP, Centre Capital Investors IV LP, Centre Capital Coinvestment IV LP, Centre Capital NQ Investors IV LP, and Centre Bregal Partners L.P.

Exhibit A - 3

1.16  Chapter 11 Cases means the cases commenced under chapter 11 of the Bankruptcy Code by the Debtors on the Petition Date, styled In re Uno Restaurant Holdings Corporation, et al., Chapter 11 Case No. 10-10209 (MG) (Jointly Administered), currently pending before the Bankruptcy Court.

1.17  Claim  has the meaning set forth in section 101(5) of the Bankruptcy Code.

1.18  Claim Purchase Price  has the meaning set forth in Section 5.8(a) of the Plan.

1.19  Claims Purchase has the meaning set forth in Section 5.8(a) of the Plan.

1.20  Claims Purchase Funds means the aggregate Cash payment to be made to the Senior Secured Noteholders pursuant to the Plan.

1.21  Claims Purchase Schedule means the schedule of General Unsecured Claims to be included in the Plan Supplement.

1.22  Claims Purchasing Agent means the Senior Secured Notes Indenture Trustee, in its capacity as agent for purchasing the General Unsecured Claims listed on the Claims Purchase Schedule.

1.23  Claims Purchasing Agreement means that certain claims purchasing agreement, to be entered into by the Claims Purchasing Agent and the Debtors, with consent from the Majority Noteholder Group and the Creditors’ Committee, substantially in the form contained in the Plan Supplement.

1.24  Class means a category of Claims or Interests classified by the Plan pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code.

1.25  Coliseum means Coliseum Capital Management, LLC or its designee.

1.26  Collateral means any property, or interest in property, of the Estate of any Debtor subject to a Lien, charge, or other encumbrance to secure the payment of performance of a Claim, which Lien, charge, or other encumbrance is not subject to avoidance or otherwise invalid under the Bankruptcy Code or applicable state law.

1.27  Committee Settlement means the global compromise and settlement of certain disputes, as contained in the Plan and supported by the Creditors’ Committee and the Plan Proponents, providing for, among other things, (a) releases of certain parties as specified in the Plan, (b) the Claims Purchase, and (c) subject to certain limitations set forth herein, the release by the Debtors of Avoidance Actions, other than those arising under section 549 of the Bankruptcy Code, against General Unsecured Creditors; provided, however, that all Released Actions shall be retained in connection with the defense against any Claim asserted against the Debtors, provided that the retention of such Released Actions shall not result in any affirmative recovery for the Debtors or the Reorganized Debtors nor affect the Claims Purchase.

Exhibit A - 4

1.28  Compensation and Benefit Plans means employee-related plans, including the Debtors’ 401(k) plan and other employee benefit plans.

1.29  Confirmation Date  means the date on which the clerk of the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court with respect to the Chapter 11 Cases.

1.30  Confirmation Hearing means the hearing to consider confirmation of the Plan pursuant to section 1128 of the Bankruptcy Code, as it may be adjourned or continued from time to time.

1.31  Confirmation Order means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

1.32  Consultant means a limited liability company formed on or prior to the Effective Date that will be controlled by Centre Partners.

1.33  Consulting Agreement means that certain consulting agreement, by and among New Uno and the Consultant, substantially in the form contained in the Plan Supplement, under which the Consultant will provide certain consulting services to the Reorganized Debtors.

1.34  Creditor means “creditor” as such term is defined in section 101(1) of the Bankruptcy Code.

1.35  Creditors’ Committee means the statutory committee of creditors holding Unsecured Claims appointed in the Chapter 11 Cases by the United States Trustee for Region 2 pursuant to section 1102(a)(1) of the Bankruptcy Code, as reconstituted from time to time.

1.36  Cure Amount means the monetary amount by which any executory contract or unexpired lease to be assumed under the Plan is in default.

1.37  Debtors means, collectively, Uno Restaurant Holdings Corporation; 8250 International Drive Corporation; Aurora Uno, Inc.; B.S. Acquisition Corp.; B.S. of Woodbridge, Inc.; Fairfax Uno, Inc.; Franklin Mills Pizzeria, Inc.; Herald Center Uno Rest. Inc.; Kissimmee Uno, Inc.; Marketing Services Group, Inc.; Newington Uno, Inc.; Newport News Uno, Inc.; Newton Takery, Inc.; Paramus Uno, Inc.; Pizzeria Due, Inc.; Pizzeria Uno Corporation; Pizzeria Uno of 86th Street, Inc.; Pizzeria Uno of Albany Inc.; Pizzeria Uno of Altamonte Springs, Inc.; Pizzeria Uno of Ballston, Inc.; Pizzeria Uno of Bay Ridge, Inc.; Pizzeria Uno of Bayside, Inc.; Pizzeria Uno of Bethesda, Inc.; Pizzeria Uno of Brockton, Inc.; Pizzeria Uno of Buffalo, Inc.; Pizzeria Uno of Columbus Avenue, Inc.; Pizzeria Uno of Dock Square, Inc.; Pizzeria Uno of East Village Inc.; Pizzeria Uno of Fair Oaks, Inc.; Pizzeria Uno of Fairfield, Inc.; Pizzeria Uno of Forest Hills, Inc.; Pizzeria Uno of Kingston, Inc.; Pizzeria Uno of Lynbrook Inc.; Pizzeria Uno of Norfolk, Inc.; Pizzeria Uno of Paramus, Inc.; Pizzeria Uno of Penn Center, Inc.; Pizzeria Uno of Reston, Inc.; Pizzeria Uno of South Street Seaport, Inc.; Pizzeria Uno of Springfield, Inc.; Pizzeria Uno of Syracuse, Inc.; Pizzeria Uno of Union Station, Inc.; Pizzeria Uno of Washington, DC, Inc.; Pizzeria Uno of Westfarms, LLC; Pizzeria Uno, Inc.; Plizzettas of Burlington, Inc.; Plizzettas of Concord, Inc.; Saxet Corporation; SL

Exhibit A - 5

Properties, Inc.; SL Uno Burlington, Inc.; SL Uno Ellicott City, Inc.; SL Uno Franklin Mills, Inc.; SL Uno Frederick, Inc.; SL Uno Greece, Inc.; SL Uno Gurnee Mills, Inc.; SL Uno Hyannis, Inc.; SL Uno Maryville, Inc.; SL Uno Portland, Inc.; SL Uno Potomac Mills, Inc.; SL Uno University Blvd., Inc.; SL Uno Waterfront, Inc.; SLA Brockton, Inc.; SLA Due, Inc.; SLA Lake Mary, Inc.; SLA Mail II, Inc.; SLA Mail, Inc.; SLA Norfolk, Inc.; SLA Norwood, Inc.; SLA Su Casa, Inc.; SLA Uno, Inc.; SLA Vernon Hills, Inc.; Su Casa, Inc.; Uno Acquisition Parent, Inc.; Uno Bay, Inc.; Uno Enterprises, Inc.; Uno Foods Inc.; Uno Foods International, LLC; Uno Holdings II LLC; Uno Holdings LLC; Uno of America, Inc.; Uno of Astoria, Inc.; Uno of Aurora, Inc.; UNO of Bangor, Inc.; Uno of Concord Mills, Inc.; Uno of Crestwood, Inc.; Uno of Daytona, Inc.; Uno of Dulles, Inc.; Uno of Falls Church, Inc.; Uno of Georgesville, Inc.; Uno of Gurnee Mills, Inc.; Uno of Hagerstown, Inc.; Uno of Haverhill, Inc.; Uno of Henrietta, Inc.; UNO of Highlands Ranch, Inc.; Uno of Indiana, Inc.; Uno of Kingstowne, Inc.; Uno of Kirkwood, Inc.; Uno of Lombard, Inc.; UNO of Manassas, Inc.; Uno of Manchester, Inc.; Uno of Massachusetts, Inc.; Uno of New Jersey, Inc.; Uno of New York, Inc.; Uno of Providence, Inc.; Uno of Schaumburg, Inc.; Uno of Smithtown, Inc.; Uno of Smoketown, Inc.; Uno of Tennessee, Inc.; Uno of Victor, Inc.; Uno Restaurant of Columbus, Inc.; Uno Restaurant of Great Neck, Inc.; Uno Restaurant of St. Charles, Inc.; Uno Restaurant of Woburn, Inc.; Uno Restaurants II, LLC; Uno Restaurants, LLC; UR of Attleboro MA, LLC; UR of Bel Air MD, Inc.; UR of Bowie MD, Inc.; UR of Clay NY, LLC; UR of Columbia MD, Inc.; UR of Columbia MD, LLC; UR of Danbury CT, Inc.; UR of Dover NH, Inc.; UR of Fairfield CT, Inc.; UR of Fayetteville NY, LLC; UR of Fredericksburg VA, LLC; UR of Gainesville VA, LLC; UR of Inner Harbor MD, Inc.; UR of Keene NH, Inc.; UR of Landover MD, Inc.; UR of Mansfield MA, LLC; UR of Melbourne FL, LLC; UR of Merritt Island FL, LLC; UR of Methuen MA, Inc.; UR of Milford CT, Inc.; UR of Millbury MA, LLC; UR of Nashua NH, LLC; UR of New Hartford NY, LLC; UR of Newington NH, LLC; UR of Paoli PA, Inc.; UR of Plymouth MA, LLC; UR of Portsmouth NH, Inc.; UR of Swampscott MA, LLC; UR of Taunton MA, LLC; UR of Tilton NH, LLC; UR of Towson MD, Inc.; UR of Virginia Beach VA, LLC; UR of Webster NY, LLC; UR of Winter Garden FL, LLC; UR of Wrentham MA, Inc.; URC II, LLC; URC, LLC; Waltham Uno, Inc.; and Westminster Uno, Inc.

1.38  Deductible Claim means with respect to any Insured Claim, an amount equal to the applicable deductible, self-insured retention, or retrospective rating under the relevant insurance policy and any reimbursement obligation of the applicable Debtor to the insurance carrier for sums expended by the insurance carrier on account of such Claim (including, without limitation, any costs and expenses relating to the defense of such Claim).  For purposes hereof, the term “Deductible Claim” shall include any Secured Deductible Claim.

1.39  DIP Agent means Wells Fargo Capital Finance, Inc., as administrative agent to the DIP Lenders under the DIP Financing Agreement.

1.40  DIP Facility means the postpetition financing provided by the DIP Lenders under the DIP Financing Agreement.

1.41  DIP Financing Agreement means that certain Debtor in Possession Credit Agreement, dated as of January 21, 2010, by and among URHC and certain of its subsidiaries signatories thereto, as borrowers, the Uno Parents and certain other entities signatories thereto, the DIP Agent, and the DIP Lenders, as entered into pursuant to the DIP

Exhibit A - 6

Financing Order and as modified, amended, or extended from time to time during the Chapter 11 Cases and any of the documents and instruments related thereto.

1.42  DIP Financing Claim means any Claim against the Debtors arising under, in connection with, or related to the DIP Financing Agreement and all agreements and instruments relating thereto.

1.43  DIP Financing Order means the Final Order Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, 364 and 507 (1) Approving Postpetition Financing, (2) Authorizing Use of Cash Collateral, (3) Granting Liens and Providing Superpriority Administrative Expense Status, (4) Granting Adequate Protection, and (5) Modifying Automatic Stay, dated February 17, 2010, as may be amended from time to time during the Chapter 11 Cases.

1.44  DIP Lenders means the lenders party to the DIP Financing Agreement.

1.45  Disbursing Agent means any entity (including New Uno or any other Reorganized Debtor if it acts in such capacity) that is to act as a disbursing agent pursuant to Section 6.2 of the Plan.

1.46  Disclosure Statement means that certain disclosure statement relating to the Plan, including, without limitation, all exhibits and schedules thereto, as approved by the Bankruptcy Court in accordance with section 1125 of the Bankruptcy Code.

1.47  Disputed means, with reference to any Claim, including any portion thereof, (a) any Claim that is listed on the Schedules as unliquidated, disputed, or contingent, (b) any Claim as to which the Debtors or any other party in interest has interposed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, or that is otherwise disputed by any Debtor in accordance with applicable law, which objection, request for estimation, or dispute has not been determined by a Final Order, or (c) any Claim with respect to which a proof of claim was required to be filed by order of the Bankruptcy Court but as to which such proof of claim was not timely or properly filed.  A Claim that is Disputed as to its amount only shall be deemed Allowed in the amount agreed upon, if any, by the Plan Proponents or Reorganized Debtors, as applicable, and Disputed as to the excess.

1.48  Distribution Record Date means the record date for purposes of making distributions under the Plan on account of Allowed Claims, which date shall be the Confirmation Date or such other date as may be designated in the Confirmation Order.

1.49  Effective Date means the first (1st) Business Day following the Confirmation Date on which (a) the conditions to effectiveness of the Plan set forth in Section 9.2 of the Plan have been satisfied or otherwise waived in accordance with Section 9.3 of the Plan and (b) no stay of the Confirmation Order is in effect; provided, however, that such Business Day shall be no later than July 15, 2010, unless otherwise agreed to by the Majority Noteholder Group, the DIP Lenders, and the DIP Agent.

1.50  Entity means a person, a corporation, a general partnership, a limited partnership, a limited liability company, a limited liability partnership, an association, a joint

Exhibit A - 7

stock company, a joint venture, an estate, a trust, an unincorporated organization, a governmental unit or any subdivision thereof, including, without limitation, the Office of the United States Trustee.

1.51  Escrow Agent has the meaning set forth in Section 5.5(f) of the Plan.

1.52  Estate means the estate of any Debtor created under section 541 of the Bankruptcy Code.

1.53  Existing Equity Holders means all parties holding Interests in URHC or the Uno Parents on the Record Date.

1.54  Final Order means an order or judgment of the Bankruptcy Court or any other court of competent jurisdiction that has not been reversed, vacated, or stayed and as to which (a) the time to appeal, petition for certiorari, or move for a stay, new trial, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for stay, new trial, reargument, or rehearing shall then be pending or (b) if an appeal, writ of certiorari, stay, new trial, reargument, or rehearing has been sought, (i) such order or judgment shall have been affirmed by the highest court to which such order was appealed, certiorari shall have been denied, or a stay, new trial, reargument, or rehearing shall have been denied or resulted in no modification of such order, and (ii) the time to take any further appeal, petition for certiorari, or move for a stay, new trial, reargument, or rehearing shall have expired; provided, however, that the possibility that a motion under section 502(j) of the Bankruptcy Code, Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules or applicable state court rules of civil procedure may be, but has not been, filed with respect to such order shall not cause such order not to be a Final Order.

1.55  General Unsecured Claim means any Claim against any of the Debtors that (a) is not an Administrative Expense Claim, Priority Tax Claim, Other Priority Claim, Other Secured Claim, DIP Financing Claim, Intercompany Claim, or Subordinated Claim or (b) is otherwise determined by the Bankruptcy Court to be a General Unsecured Claim.  For the avoidance of doubt, General Unsecured Claims shall include the Noteholder Deficiency Claim.

1.56  Governmental Unit has the meaning set forth in section 101(27) of the Bankruptcy Code.

1.57  Impaired means “impaired” within the meaning of section 1124 of the Bankruptcy Code.

1.58  Insured Claim means any Claim arising from an incident or occurrence that is covered under an applicable Debtor’s general liability insurance policies but shall not include Workers’ Compensation Claims arising out of Workers’ Compensation Programs and employee benefit plans.

1.59  Insured Portion means the portion of any Insured Claim that is covered under an applicable Debtor’s general liability insurance policy and would not constitute a Deductible Claim.

Exhibit A - 8

1.60  Intercompany Claim means any Claim held by one Debtor against any other Debtor(s), including, without limitation, (a) any account reflecting intercompany book entries by such Debtor with respect to any other Debtor(s), (b) any Claim not reflected in intercompany book entries that is held by such Debtor, and (c) any derivative Claim asserted or assertable by or on behalf of such Debtor against any other Debtor(s).

1.61  Intercompany Interest means any Interest in any of the Debtors held by any other Debtor other than an Interest held by any of the Uno Parents.

1.62  Interest means any equity security within the meaning of section 101(16) of the Bankruptcy Code or any other instrument evidencing an ownership interest in any of the Debtors, whether or not transferable, and any right to acquire any such equity security or instrument, including any option, warrant, or other right, contractual or otherwise, to acquire, sell, or subscribe for any such security or instrument.

1.63  Letters of Credit means any letters of credit issued and outstanding under the DIP Financing Agreement and the DIP Financing Order.

1.64  Lien shall have the meaning set forth in section 101(37) of the Bankruptcy Code.

1.65  Majority Noteholder Group means those certain unaffiliated entities that are holders (or advisor, nominee, or investment manager for beneficial holder(s)) of Senior Secured Notes Claims and that are parties to the Restructuring Support Agreement, and any holder of Senior Secured Notes who, after the date of the Restructuring Support Agreement, executes a counterpart to the Restructuring Support Agreement or takes the actions required of a transferee in accordance with Section 3 of the Restructuring Support Agreement.

1.66  Management means the officers of the Debtors.

1.67  Management Agreements means the written employment agreements with existing members of Management.

1.68  Management Incentive Plan means the incentive equity compensation plan for the benefit of Management, substantially in the form contained in the Plan Supplement, providing for ten percent (10%) of the New Common Stock (on a fully-diluted basis), the form, exercise price, vesting, and allocation of which shall be determined by the Majority Noteholder Group, in consultation with New Uno’s chief executive officer.

1.69  New Board means the initial board of directors of New Uno.

1.70  New Common Stock means the shares of common stock, par value $0.01 per share, in New Uno authorized for issuance by New Uno in accordance with the terms hereof on, or as soon as reasonably practicable after, the Effective Date and distributed pursuant to the Plan.

1.71  New First Lien Credit Agreement means that certain credit agreement to be entered by and among Uno Restaurants, LLC and certain of the Reorganized Debtors, as

Exhibit A - 9

borrowers and/or guarantors, and the New First Lien Lenders, providing for post-Effective Date financing of the Reorganized Uno Companies on a first lien basis, and any of the documents and instruments related thereto.  The New First Lien Credit Agreement shall be in form and substance acceptable to the Majority Noteholder Group and shall be substantially in the form contained in the Plan Supplement.

1.72  New First Lien Facility means the post-Effective Date financing provided by the New First Lien Lenders under the New First Lien Credit Agreement.

1.73  New First Lien Lenders means the lenders party to the New First Lien Credit Agreement.

1.74  New Intercreditor Agreement means the intercreditor agreement, to be dated as of the Effective Date, by and among the administrative agent under the New First Lien Credit Agreement, Uno Restaurants, LLC, the Reorganized Debtors, and the agent and collateral agent under the New Second Lien Indenture.

1.75  New Second Lien Notes means the new secured notes, in the aggregate principal amount of $27 million, to be issued only in the event the Rights Offering is consummated.  Such New Second Lien Notes (the material terms of which are described in the Disclosure Statement) shall be issued by Uno Restaurants, LLC pursuant to the New Second Lien Notes Indenture and guaranteed by all of the Reorganized Debtors and shall be issued pursuant to the Plan and the Rights Offering Documents on, or as soon as reasonably practicable after, the Effective Date.

1.76  New Second Lien Notes Indenture means the indenture governing the New Second Lien Notes, which shall be entered into on the Effective Date if the Debtors, with the consent of the Majority Noteholder Group, elect to issue the New Second Lien Notes, and which shall be substantially in the form to be filed with the Plan Supplement and the Rights Offering Documents, and shall further be in form and substance acceptable to the Majority Noteholder Group.

1.77  New Uno means URHC, the new parent company of the other Reorganized Debtors on and after the Effective Date.

1.78  New Uno Bylaws means the bylaws of New Uno, substantially in the form contained in the Plan Supplement, and shall further be in form and substance acceptable to the Majority Noteholder Group.

1.79  New Uno Certificate of Incorporation means the certificate of incorporation of New Uno, substantially in the form contained in the Plan Supplement, and shall further be in form and substance acceptable to the Majority Noteholder Group.

1.80  Newport means Newport Global Opportunities Fund, LP.

1.81  Noteholder Deficiency Claim means the deficiency claim of the Senior Secured Notes Indenture Trustee.

Exhibit A - 10

1.82  Other Secured Claim means any Secured Claim, other than the DIP Financing Claims and the Senior Secured Notes Claims, that is secured by a Lien on property in which a Debtor’s Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or, in the case of the setoff, pursuant to section 553 of the Bankruptcy Code.

1.83  Participating Noteholder means a Senior Secured Noteholder who elects to purchase New Second Lien Notes offered pursuant to the Rights Offering.

1.84  Petition Date means January 20, 2010, the date on which each of the Debtors filed a voluntary petition for relief commencing the Chapter 11 Cases.

1.85  Plan means this First Amended Joint Consolidated Plan of Reorganization Under Chapter 11 of the Bankruptcy Code for Uno Restaurant Holdings Corporation and Its Affiliated Debtors and Debtors in Possession (including, without limitation, the Plan Supplement and all exhibits, supplements, appendices, and schedules hereto or thereto), either in its present form or as the same may be altered, amended, modified, or supplemented from time to time in accordance with the terms and provisions hereof.

1.86  Plan Documents means the documents to be executed, delivered, assumed and/or performed in conjunction with the consummation of the Plan on the Effective Date, including, but not limited to, the New Uno Certificate of Incorporation, the New Uno Bylaws, the Stockholders’ Agreement, the New First Lien Credit Agreement, the New Second Lien Notes Indenture, the New Intercreditor Agreement, the Rights Offering Documents, the Backstop Commitment Agreement, the Claims Purchase Schedule, the Claims Purchasing Agreement, and the documents implementing the Restructuring Transactions, each in form and substance acceptable in all respects to the Plan Proponents; provided, however, that the Stockholders’ Agreement and the Backstop Commitment Agreement shall be acceptable in all respects to each member of the Majority Noteholder Group that is to be a party thereunder, the Claims Purchase Schedule and any modification(s) thereto shall be acceptable in all respects to the Creditors’ Committee, and the Claims Purchasing Agreement shall be acceptable in all respects to the Claims Purchasing Agent.

1.87  Plan Proponents means the Debtors and the Majority Noteholder Group.  On and after the Effective Date, any action in the Plan that requires action by the Plan Proponents shall be taken by the Reorganized Debtors.

1.88  Plan Rate means 0.31%, the federal judgment rate on the Petition Date.

1.89  Plan Supplement means a supplemental appendix to the Plan, to be filed with the Bankruptcy Court no later than ten (10) days prior to the Voting Deadline (except as may otherwise be agreed by the Plan Proponents and, with respect to documents that impact the Claims Purchase, including, but not limited to, the Claims Purchase Schedule and the Claims Purchasing Agreement, by the Plan Proponents and the Creditors’ Committee), that will contain, among other things, the Plan Documents, substantially in the form they will be entered into as of the Effective Date.

Exhibit A - 11

1.90  Prepetition Administrative Agent means Wells Fargo Foothill, Inc., as administrative agent to the Prepetition Lenders under the Prepetition Credit Agreement.

1.91  Prepetition Credit Agreement means that certain credit agreement, dated as of February 22, 2005 (as amended, supplement, restated, or otherwise modified prior to the Petition Date), among URHC (as successor to Uno Restaurant Merger Sub, Inc.) and its direct and indirect subsidiaries, as borrowers, the Prepetition Administrative Agent, and the Prepetition Lenders, and any of the documents and instruments related thereto.

1.92  Prepetition Lenders means, collectively, the lenders that are or were parties to the Prepetition Credit Agreement and their successors and assigns.

1.93  Priority Non-Tax Claim means a Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code (other than an Administrative Claim or a Priority Tax Claim).

1.94  Priority Tax Claim means any Claim of a governmental unit against the Debtors entitled to priority in payment pursuant to sections 502(i) and 507(a)(8) of the Bankruptcy Code.

1.95  Pro Rata means the proportion that a Claim bears to the sum of all Claims (including Disputed Claims) within such Class or group of Classes for which an allocation is being determined, unless the Plan provides otherwise with respect to such Claim or Claims.

1.96  Professional Compensation and Reimbursement Claim means an Administrative Claim under section 330(a), 331, or 503 of the Bankruptcy Code for compensation of a professional or other Person for services rendered or expenses incurred in the Chapter 11 Cases on or prior to the Confirmation Date (including, to the extent applicable, the reasonable non-legal expenses of the individual members of the Creditors’ Committee incurred in the discharge of their duties as members of the Creditors’ Committee).

1.97  Proposed Claim Amount has the meaning set forth in Section 5.8(a) of the Plan.

1.98  Released Actions means the Avoidance Actions, other than those arising under section 549 of the Bankruptcy Code, and Causes of Action against the Released Parties.

1.99  Released Parties means, collectively, each of (a) the Debtors, (b) the Reorganized Debtors, (c) the members of the Majority Noteholder Group (and their clients and funds under management and any investment advisors or investment managers of any such member), (d) the holders of Senior Secured Notes Claims, (e) the Senior Secured Notes Indenture Trustee, (f) the members of the Creditors’ Committee, (g) the DIP Lenders, (h) the DIP Agent, (i) the Prepetition Lenders, (j) the Prepetition Administrative Agent, (k) the Existing Equity Holders, and (l) each of the respective officers, directors, employees, attorneys, advisors, insurers, investment bankers, consultants, managers, members, partners, agents, accountants, and other professionals of the parties listed in clauses (a) through (k), and their

Exhibit A - 12

predecessors, successors, assigns, present and former affiliates (whether by operation of law or otherwise), and equity holders, in each case, in their respective capacities as such.

1.100  Reorganized Debtors means all of the Debtors (including any successor corporation or entity by merger), as reorganized as of the Effective Date in accordance with the Plan.

1.101  Reorganized Uno Companies means New Uno and the other Reorganized Debtors.

1.102  Restructuring Support Agreement means that certain Restructuring Support Agreement, dated as of January 19, 2010, by and among URHC, the Uno Parents, Centre Partners, and the Majority Noteholder Group, as amended by Amendment No. 1 to Restructuring Support Agreement, dated as of February 25, 2010, to reflect and incorporate an agreement in principle between the Majority Noteholder Group and the Creditors’ Committee with respect to the Committee Settlement, as the same may be further amended, modified, or supplemented from time to time in accordance with its terms.

1.103  Restructuring Transactions means the mergers, combinations, transfers, and other transactions involving certain of the Debtors to be effected on or about the Effective Date, as set forth in the Plan and the Plan Supplement.

1.104  Retained Causes of Action means all Causes of Action other than the Released Actions.

1.105  Rights means the rights to purchase New Second Lien Notes offered pursuant to the Rights Offering.

1.106  Rights Exercise Form means the form, to be distributed upon the Rights Offering Commencement Date, to subscribe for the Rights, and shall further be in form and substance acceptable to the Backstop Parties.

1.107  Rights Offering means the offer and sale of New Second Lien Notes to Senior Secured Noteholders, as described herein, backstopped by the Backstop Parties, which Rights Offering shall be commenced only at the election of the Debtors, with the consent of the Majority Noteholder Group.

1.108  Rights Offering Commencement Date means the date upon which the Rights Offering commences, which shall be no later than the date upon which the Plan Supplement is filed with the Bankruptcy Court.

1.109  Rights Offering Documents means, collectively, the documents necessary for effectuating the Rights Offering, which shall be substantially in the form contained in the Plan Supplement, and shall further be in form and substance acceptable to the Backstop Parties.

1.110  Rights Offering Expiration Date means 4:00 p.m. (prevailing Eastern Time) on the Voting Deadline.

Exhibit A - 13

1.111  Schedules means the schedules of assets and liabilities, the lists of holders of Interests, and the statements of financial affairs filed by the Debtors in accordance with section 521 of the Bankruptcy Code, Bankruptcy Rule 1007, and the Official Forms of the Bankruptcy Rules, as such schedules and statements have been or may be amended or supplemented on or prior to the Confirmation Date.

1.112  Secured Claim means a Claim against the Debtors (a) secured by a Lien on Collateral, to the extent of the value (as of the Effective Date or such other date as may be established by the Court) of such Collateral (i) as set forth in the Plan or (ii) as determined by a Final Order of the Court pursuant to section 506 of the Bankruptcy Code, or (b) secured by the amount of any rights of setoff of the holder thereof under section 553 of the Bankruptcy Code, to the extent of the amount subject to setoff; provided, however, that, to the extent that the value of such interest is less than the amount of the Claim which has the benefit of such security, the unsecured portion of such Claim shall be treated as a General Unsecured Claim.

1.113  Secured Deductible Claim means any Deductible Claim secured by a letter of credit, surety, or similar instrument that is collateralized by property of the Debtors.

1.114  Secured Tax Claim  means any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code.

1.115  Senior Secured Noteholder means a holder of Senior Secured Notes under the Senior Secured Notes Indenture.

1.116  Senior Secured Notes means those certain 10% Senior Secured Notes, due 2011, issued pursuant to the Senior Secured Notes Indenture in an aggregate principal amount of $142,000,000.

1.117  Senior Secured Notes Claim means the secured portion of any Claim for principal or interest arising under, in connection with, or related to the Senior Secured Notes Indenture.

1.118  Senior Secured Notes Indenture means that certain indenture governing the Senior Secured Notes, dated as of February 22, 2005 (as amended, supplemented, restated, or otherwise modified prior to the Petition Date), among URHC (as successor to Uno Restaurant Merger Sub, Inc.), as issuer, certain of URHC’s domestic subsidiaries and Uno Holdings II, LLC, as guarantors, and the Senior Secured Notes Indenture Trustee.

1.119  Senior Secured Notes Indenture Trustee means U.S. Bank National Association, as collateral agent and trustee under the Senior Secured Notes Indenture.

1.120  Senior Secured Notes Indenture Trustee Fees means the reasonable fees and expenses of the Senior Secured Notes Indenture Trustee incurred prior to the Effective Date in connection with carrying out its duties as the Senior Secured Notes Indenture Trustee, as provided for under the Senior Secured Notes Indenture.

Exhibit A - 14

1.121  Stockholders’ Agreement means that certain agreement, by and among New Uno, members of the Majority Noteholder Group, the Consultant, and such other Entities designated by the Majority Noteholder Group, to be entered into on the Effective Date, substantially in the form included in the Plan Supplement and shall be acceptable in all respects to each party thereto.

1.122  Subordinated Claim means a Claim, if any, subject to subordination under section 510 of the Bankruptcy Code, including, without limitation, any Claim that arises from the rescission of a purchase or sale of a security of any Debtor or any affiliate of any Debtor, for damages arising from purchase or sale of such a security, or for reimbursement, indemnification, or contribution allowed under section 502 of the Bankruptcy Code on account of such Claim.

1.123  Tax Code means the Internal Revenue Code of 1986, as amended from time to time.

1.124  Twin Haven means Twin Haven Capital Partners, LLC or its designee.

1.125  Unimpaired means, with respect to a Claim, Class, or Interest, a Claim, Class, or Interest that is not Impaired.

1.126  Uno Parents means, collectively, Uno Acquisition Parent, Inc., Uno Holdings, LLC, and Uno Holdings II, LLC.

1.127  URHC means Uno Restaurant Holdings Corporation, a Delaware corporation.

1.128  Voting Deadline means the date by which a holder of a Claim or Interest must deliver a Ballot voting to accept or reject the Plan as set forth in the order of the Bankruptcy Court approving the instructions and procedures relating to the solicitation of votes with respect to the Plan.

1.129  Workers’ Compensation Claim means any Claim against the Debtors held by (i) current and former employees of the Debtors, (ii) beneficiaries of current and former employees of the Debtors, and (iii) Governmental Units, for payment or reimbursement under and according to the terms of the Workers’ Compensation Programs.

1.130  Workers’ Compensation Programs means those statutorily mandated programs in effect on the Petition Date providing compensation, paid for by third parties, to employees of the Debtors for job-related injuries or job-related illnesses, which were required to be maintained under provisions of non-bankruptcy law.

B.  Interpretation; Application of Definitions; Rules of Construction.

Unless the context otherwise requires, any capitalized term used and not defined herein or elsewhere in the Plan that is defined in the Bankruptcy Code shall have the meaning assigned to that term in the Bankruptcy Code.  Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include both the singular and the plural

Exhibit A - 15

and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and neuter.  Unless otherwise specified, (a) all article, section, schedule, or exhibit references in the Plan are to the respective article of, section in, schedule to, or exhibit to the Plan, as the same may be altered, amended, modified, or supplemented from time to time in accordance with the terms and provisions hereof and (b) all references to dollars are to the lawful currency of the United States of America.  The words “herein,” “hereof,” “hereto,” “hereunder,” and other words of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause contained in the Plan.  The rules of construction contained in section 102 of the Bankruptcy Code shall apply to the construction of the Plan.  In computing any period of time prescribed or allowed by the Plan, unless otherwise expressly provided, the provisions of Bankruptcy Rule 9006(a) shall apply.  The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions of the Plan.

ARTICLE II

TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS, DIP FINANCING
CLAIMS, PROFESSIONAL COMPENSATION AND REIMBURSEMENT CLAIMS,
AND PRIORITY TAX CLAIMS; PAYMENT OF SENIOR SECURED NOTES
INDENTURE TRUSTEE FEES

2.1  Administrative Expense Claims

Subject to the provisions of sections 330(a) and 331 of the Bankruptcy Code, as applicable, on the later to occur of (a) the Effective Date and (b) the date on which an Administrative Expense Claim becomes an Allowed Claim, the Reorganized Debtors shall (i) pay to each holder of an Allowed Administrative Expense Claim, in Cash, the full amount of such Allowed Administrative Expense Claim or (ii) satisfy and discharge such Allowed Administrative Expense Claim in accordance with such other terms no more favorable to the claimant than as may be agreed upon by and between the holder thereof and the Plan Proponents or the Reorganized Debtors, as the case may be; provided, however, that Allowed Administrative Expense Claims representing liabilities incurred by the Debtors during the Chapter 11 Cases shall be paid or performed when due in the ordinary course of business by the Debtors or Reorganized Debtors, as applicable, in accordance with the terms and conditions of the particular transaction and any agreements relating thereto.

2.2  DIP Financing Claims

On the Effective Date, (a) all outstanding DIP Financing Claims shall be indefeasibly paid and satisfied, in full, in Cash by the Debtors, (b) all commitments under the DIP Financing Agreement will terminate, (c) all Letters of Credit outstanding under the DIP Financing Agreement shall either (i) be returned to the issuer undrawn and marked “cancelled” or rolled into the New First Lien Facility, (ii) be cash collateralized in an amount equal to 105% of the face amount of the outstanding letters of credit, or (iii) be cash collateralized by back-to-back letters of credit, in form and substance and from a financial institution acceptable to such issuer, and (d) all money posted by the Debtors in accordance with the DIP Financing Agreement and the agreements and instruments executed in connection therewith shall be released to the applicable Reorganized Debtors.

Exhibit A - 16

2.3  Professional Compensation and Reimbursement Claims

All Entities seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred through and including the Effective Date pursuant to sections 327, 328, 330, 331, and 503 or 1103 of the Bankruptcy Code shall (i) file their respective applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Effective Date by no later than the date that is forty-five (45) days after the Effective Date or such other date as may be fixed by the Bankruptcy Court and (ii) if granted such an award by the Bankruptcy Court, be paid in full in such amounts as are Allowed by the Bankruptcy Court (A) on the date that such Professional Compensation and Reimbursement Claim becomes an Allowed Professional Compensation and Reimbursement Claim, or as soon thereafter as is practicable or (B) upon such other terms as may be mutually agreed upon between such holder of a Professional Compensation and Reimbursement Claim and the Reorganized Debtors.  Holders of Professional Compensation and Reimbursement Claims that do not file and serve such application by the required deadline shall be forever barred from asserting such Professional Compensation and Reimbursement Claims against the Debtors, the Reorganized Debtors or their respective properties, and such Claims shall be deemed discharged as of the Effective Date.  Objections to Professional Compensation and Reimbursement Claims shall be filed no later than seventy five (75) days after the Effective Date.

2.4  Priority Tax Claims

Except to the extent that a holder of an Allowed Priority Tax Claim has been paid by the Debtors prior to the Effective Date, each holder of an Allowed Priority Tax Claim shall receive, on account of and in full and complete settlement, release, and discharge of, and in exchange for, such Allowed Priority Tax Claim, one of the following treatments:  (i) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon thereafter as practicable, (ii) in accordance with section 1129(a)(9)(C) of the Bankruptcy Code, equal semi-annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at a fixed annual rate equal to the Plan Rate, over a period ending not later than five (5) years after the Petition Date, (iii) upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Priority Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Priority Tax Claim, or (iv) upon such other terms as may be agreed to by the Plan Proponents or the Reorganized Debtors, as applicable, and the holder of such Allowed Priority Tax Claim.

Exhibit A - 17

2.5  Senior Secured Notes Indenture Trustee Fees

On or as soon as practicable after the Effective Date, the Senior Secured Notes Indenture Trustee Fees shall be paid in Cash to the Senior Secured Notes Indenture Trustee.

ARTICLE III

CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

3.1       Substantive Consolidation

As set forth more fully below, the Debtors’ Estates are being substantively consolidated for purposes of the Plan only.  Accordingly, for purposes of the Plan, the assets and liabilities of the Debtors are deemed the assets and liabilities of a single, consolidated entity.

3.2       Classification of Claims and Equity Interests

Claims (other than Administrative Expense Claims, DIP Financing Claims, Professional Compensation and Reimbursement Claims, Priority Tax Claims, and Senior Secured Notes Indenture Trustee Fees) and Interests are classified for all purposes, including voting, confirmation, and distribution pursuant to the Plan, as follows:

Class	Designation	Impairment	Entitled to Vote
1	Priority Non-Tax Claims	Unimpaired	No (deemed to accept)
2	Secured Tax Claims	Unimpaired	No (deemed to accept)
3	Other Secured Claims	Unimpaired	No (deemed to accept)
4	Senior Secured Notes Claims	Impaired	Yes
5	General Unsecured Claims	Impaired	Yes
6	Subordinated Claims	Impaired	No (deemed to reject)
7	Intercompany Claims	Unimpaired	No (deemed to accept)
8	Intercompany Interests	Unimpaired	No (deemed to accept)
9	Interests	Impaired	No (deemed to reject)

ARTICLE IV

TREATMENT OF CLAIMS AND EQUITY INTERESTS

4.1  Priority Non-Tax Claims (Class 1)

(a)  Impairment and Voting.  Class 1 is unimpaired by the Plan.  Each holder of an Allowed Priority Non-Tax Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)  Distributions.  Unless otherwise agreed to by the Plan Proponents or the Reorganized Debtors, as applicable, and the holder of an Allowed Priority Non-Tax Claim, each holder of an Allowed Priority Non-Tax Claim shall receive, in full satisfaction and discharge of, and in exchange for, such Allowed Priority Non-Tax Claim, Cash in an amount equal to such

Exhibit A - 18

Allowed Priority Non-Tax Claim on the later of the Effective Date and the date such Allowed Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim, or as soon thereafter as is practicable.

4.2  Secured Tax Claims (Class 2)

(a)  Impairment and Voting.  Class 2 is unimpaired by the Plan.  Each holder of an Allowed Secured Tax Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)  Distributions.  Except to the extent that a holder of a Secured Tax Claim has been paid by the Debtors prior to the Effective Date and unless otherwise agreed to by the Plan Proponents or the Reorganized Debtors, as applicable, and the holder of an Allowed Secured Tax Claim, each holder of an Allowed Secured Tax Claim shall receive, in full satisfaction and discharge of, and in exchange for, such Allowed Secured Tax Claim, at the sole option of the Plan Proponents or the Reorganized Debtors, as applicable, (i) Cash in an amount equal to such Allowed Secured Tax Claim, including any interest on such Allowed Secured Tax Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Allowed Secured Tax Claim becomes an Allowed Secured Tax Claim, or as soon thereafter as is practicable, or (ii) equal annual Cash payments in an aggregate amount equal to such Allowed Secured Tax Claim, together with interest at a fixed annual rate equal to 5%, over a period ending not later than five (5) years after the Petition Date, or upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Secured Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Secured Tax Claim.

4.3  Other Secured Claims (Class 3)

(a)  Impairment and Voting.  Class 3 is unimpaired by the Plan.  Each holder of an Allowed Other Secured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)  Distributions.  Unless otherwise agreed to by the Plan Proponents or the Reorganized Debtors, as applicable, and the holder of an Allowed Other Secured Claim, on the Effective Date, or as soon thereafter as is practicable, each holder of an Allowed Other Secured Claim shall receive, in full satisfaction and discharge of, and in exchange for, such Allowed Other Secured Claim, one of the following distributions:  (i) reinstatement of any such Allowed Other Secured Claim pursuant to section 1124 of the Bankruptcy Code; (ii) the payment of such holder’s Allowed Other Secured Claim in full in Cash; (iii) the surrender to the holder or holders of any Allowed Other Secured Claim of the property securing such Claim; or (iv) such other distributions as shall be necessary to satisfy the requirements of chapter 11 of the Bankruptcy Code.

4.4  Senior Secured Notes Claims (Class 4)

(a)  Impairment and Voting.  Class 4 is impaired by the Plan.  Each holder of an Allowed Senior Secured Notes Claim is entitled to vote to accept or reject the Plan.

Exhibit A - 19

(b) Distributions.  On the Effective Date, or as soon thereafter as is practicable, each of the Senior Secured Noteholders shall receive, in full satisfaction and discharge of, and in exchange for, its Allowed Senior Secured Notes Claims, its Pro Rata share of (i) 100% of the New Common Stock, subject to dilution by any equity of New Uno that may be issued pursuant to the Management Incentive Plan or in connection with the Consulting Agreement; (ii) the Rights, if applicable; and (iii) up to $1.75 million in the aggregate in Cash from the proceeds of the Collateral securing the Senior Secured Notes Claims, which Cash payment shall be allocated and deemed paid to the Senior Secured Noteholders in accordance with Section 5.8 of the Plan.

(c)  Allowance.  The Senior Secured Notes Claims are Allowed Class 4 Claims in the aggregate total amount of $82,139,134.

4.5       General Unsecured Claims (Class 5)

(a)  Impairment and Voting.  Class 5 is impaired by the Plan.  Each holder of a General Unsecured Claim is entitled to vote to accept or reject the Plan.

(b)  Distributions.  Holders of General Unsecured Claims shall receive no recovery from the Debtors or the Reorganized Debtors on account of their Claims.1

(c)  Allowance of Noteholder Deficiency Claim.  The Noteholder Deficiency Claim is an Allowed Class 5 Claim in the amount of $65,935,310.

4.6  Subordinated Claims (Class 6)

(a)  Impairment and Voting.  Class 6 is impaired by the Plan.  Each holder of an Allowed Subordinated Claim is conclusively deemed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

(b)  Distributions.  Holders of Subordinated Claims shall receive no recovery from the Debtors or the Reorganized Debtors on account of their Claims.

4.7  Intercompany Claims (Class 7)

(a)  Impairment and Voting.  Class 7 is unimpaired by the Plan.  Each holder of an Allowed Intercompany Claim is conclusively deemed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)  Distributions.  On or prior to the Effective Date, all Intercompany Claims will either be reinstated to the extent determined to be appropriate by the Plan Proponents or the Reorganized Debtors, as applicable, or adjusted, continued, or capitalized (but not paid in Cash), either directly or indirectly, in whole or in part, as determined by the Plan Proponents.

_________________________
1 See Section 5.8 of the Plan for a discussion of the Claims Purchase.

Exhibit A - 20

4.8  Intercompany Interests (Class 8)

(a)  Impairment and Voting.  Class 8 is unimpaired by the Plan.  Each holder of an Allowed Intercompany Interest is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)  Distributions.  Subject to the Restructuring Transactions, on the Effective Date, or as soon thereafter as is practicable, each Allowed Intercompany Interest shall be retained.

4.9  Interests (Class 9)

(a)  Impairment and Voting.  Class 9 is impaired by the Plan.  Each holder of an Allowed Interest is not entitled to vote to accept or reject the Plan and shall be conclusively deemed to have rejected the Plan.

(b)  Distributions.  Each holder of an Allowed Interest shall receive no distribution for and on account of such Interest and such Interest shall be cancelled on the Effective Date.

ARTICLE V

IMPLEMENTATION OF THE PLAN

5.1  Substantive Consolidation of Debtors for Plan Purposes Only

(a)  As set forth in Section 3.1 of the Plan, the Debtors’ Estates are being substantively consolidated for Plan purposes only.  The Debtors propose substantive consolidation to avoid the inefficiency of proposing and voting in respect of entity-specific Claims and Interests for which there would be no impact on distributions.  Accordingly, on the Effective Date, all of the Debtors and their Estates shall, for Plan purposes only, be deemed merged and (i) all assets and liabilities of the Debtors shall be treated as though they were merged, (ii) all guarantees of any Debtor of the payment, performance, or collection of obligations of any other Debtor shall be eliminated and canceled, (iii) all joint obligations of two or more Debtors, and all multiple Claims against such entities on account of such joint obligations, shall be considered as a single Claim against the substantively consolidated Debtors, and (iv) any Claim filed in the Chapter 11 Case of any Debtor shall be deemed filed against the substantively consolidated Debtors and a single obligation of the substantively consolidated Debtors on and after the Effective Date.

(b)  The substantive consolidation referred to in the Plan shall not (other than for purposes related to funding distributions under the Plan and as set forth above in Section 5.1(a)) affect (i) the legal and organizational structure of the Debtors or the Reorganized Debtors or (ii) any Intercompany Claims.  As of the Effective Date, each of the Reorganized Debtors shall be deemed to be properly capitalized, legally separate, and distinct entities.

(c)  For the avoidance of doubt, the limited substantive consolidation contemplated herein shall not be construed as substantive consolidation for any other purpose

Exhibit A - 21

than that described in subpart (a) of this Section.  The Debtors believe that no creditor will receive a recovery inferior to that which it would receive if they proposed a plan that was completely separate as to each entity.  If any party in interest challenges the proposed substantive consolidation, the Debtors reserve the right to establish at the confirmation hearing the ability to confirm that Plan on an entity-by-entity basis.

5.2  Restructuring Transactions

On or about the Effective Date, and without the need for any further action, the Debtors or the Reorganized Debtors, as applicable, may effectuate the Restructuring Transactions to provide an efficient tax and operational structure for the Reorganized Debtors and holders of Claims and Interests, including, but not limited to, (i) causing any or all of the Debtors to be merged into one or more of the Debtors, dissolved, or otherwise consolidated, (ii) causing the transfer of Interests or assets between or among the Reorganized Uno Companies, or (iii) engaging in any other transaction in furtherance of the Plan.  The Debtors or the Reorganized Debtors, as applicable, will incur the costs of implementing the Restructuring Transactions.

5.3  Corporate Action

(a)  General.  On the Effective Date, all actions contemplated by the Plan shall be deemed authorized and approved in all respects, including (i) adoption or assumption, as applicable, of Compensation and Benefit Plans, including the Management Agreements, of the Debtors, as amended or modified, (ii) selection of the directors and officers for New Uno, (iii) issuance of the New Common Stock by New Uno, (iv) entry into the New First Lien Credit Agreement and related documents, (v) entry into the New Second Lien Notes Indenture and related documents, (vi) entry into the New Intercreditor Agreement, (vii) issuance of the New Second Lien Notes, (viii) adoption of the Management Incentive Plan, (ix) entry into the Consulting Agreement, and (x) all other actions contemplated by the Plan (whether to occur before, on or after the Effective Date).  All matters provided for in the Plan involving the structure of the Debtors or the Reorganized Debtors and any action required by the Debtors or the Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders, directors, or officers of the Debtors, New Uno, or the other Reorganized Debtors.  On or prior (as applicable) to the Effective Date, the appropriate officers of the Debtors, New Uno, or the other Reorganized Debtors, as applicable, shall be authorized and directed to issue, execute, and deliver the agreements, documents, securities, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtors, including, without limitation, (v) the Stockholders’ Agreement, (w) the New First Lien Credit Agreement and related documents, (x) the New Second Lien Notes Indenture and related documents, (y) the New Intercreditor Agreement, and (z) any and all other agreements, documents, securities, and instruments relating to the foregoing.

(b)  Certificates of Incorporation and Bylaws of New Uno and the Other Reorganized Debtors.  On the Effective Date, New Uno shall adopt the New Uno Certificate of Incorporation and New Uno Bylaws and shall file the New Uno Certificate of Incorporation with the Secretary of State of the State of Delaware.  In addition, on or before the Effective Date,

Exhibit A - 22

pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, the certificates of incorporation of the Debtors that are corporations and the organization documents for the Debtors that are limited liability companies shall also be amended (and as to the corporate Debtors, filed with the Secretary of State of their respective states of incorporation) as necessary to satisfy the provisions of the Bankruptcy Code and shall include, among other things, (i) a provision prohibiting the issuance of non-voting equity securities and (ii) a provision setting forth an appropriate distribution of voting power among classes of equity securities possessing voting power.

(c)  Boards of Directors of New Uno and the Other Reorganized Debtors.  On the Effective Date, the operation of New Uno shall become the general responsibility of its board of directors, subject to, and in accordance with, the New Uno Certificate of Corporation and New Uno Bylaws.  The New Board shall consist of seven (7) directors, one of whom shall be Frank Guidara (so long as he remains the chief executive officer of New Uno), four (4) directors selected by Twin Haven (of which two (2) directors shall initially be non-employees of Twin Haven), one (1) director selected by Coliseum, and one (1) director selected by Newport.  In accordance with section 1129(a)(5) of the Bankruptcy Code, the Plan Proponents will disclose in the Plan Supplement the identity and affiliations of any person proposed to serve on the New Board and, to the extent such person is an insider other than by virtue of being a director, the nature of any compensation for such person.  On the Effective Date, the current members of the Debtors’ board of directors not identified as members of the New Board shall resign.  Each director of New Uno shall serve from and after the Effective Date pursuant to the terms of the New Uno Certificate of Incorporation, New Uno Bylaws, and applicable law.

(d)  Officers of New Uno and the Other Reorganized Debtors.  The initial officers of New Uno shall be disclosed in the Plan Supplement.  The selection of officers of New Uno after the Effective Date shall be as provided in the New Uno Certificate of Incorporation and New Uno Bylaws.  All existing executive officers of URHC are expected to serve in their existing capacities as officers of New Uno.  The officers of each Reorganized Debtor other than New Uno shall remain as they were as of the Petition Date.

5.4  Corporate Existence

Except as otherwise provided in the Plan or Plan Supplement, each Reorganized Debtor shall continue to exist after the Effective Date as a separate corporation, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which such Reorganized Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended by the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be pursuant to the Plan and require no further action or approval.

5.5  Rights Offering

Exhibit A - 23

(a)  Option to Undertake Rights Offering.  At the election of the Debtors, with the consent of the Majority Noteholder Group, the Debtors may commence the Rights Offering, the proceeds of which shall be used to repay the outstanding obligations under the term loan portion of the DIP Facility, thereby facilitating the Debtors’ emergence from chapter 11.

(b)  Rights Offering.  In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, each holder of an Allowed Senior Secured Notes Claim as of the Voting Record Date will have the opportunity, but not the obligation, to purchase, for Cash, New Second Lien Notes offered pursuant to the Rights Offering.  The New Second Lien Notes shall be issued by Uno Restaurants, LLC and shall accrue interest at a rate of 15% per annum (of which 10% shall be payable in Cash and 5% shall be paid in kind or in Cash, at the election of the Reorganized Uno Companies) and shall have a final maturity of ninety (90) days following the maturity date of the New First Lien Credit Agreement.  The obligation to repay the New Second Lien Notes will be guaranteed by the Reorganized Debtors and will be secured, on a second lien basis, by substantially all of the assets of Uno Restaurants, LLC and its subsidiaries as further set forth in the Disclosure Statement and the New Second Lien Notes Indenture.

(c)  Calculation of Rights.  In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, each holder of an Allowed Senior Secured Notes Claim may elect to purchase New Second Lien Notes up to an aggregate principal amount equal to (i) a fraction, the numerator of which is the principal amount of Senior Secured Notes held by such holder and the denominator of which is the aggregate outstanding principal amount of Senior Secured Notes multiplied by (ii) the total principal amount of New Second Lien Notes issued to the holders of Senior Secured Notes in the Rights Offering.  If less than all of the Rights held by the Senior Secured Noteholders are exercised (or deemed exercised), each Backstop Party will purchase that principal amount of New Second Lien Notes equal to (i) the principal amount of New Second Lien Notes issuable upon exercise of such Rights that are not exercised (or deemed exercised) by the Senior Secured Noteholders multiplied by (ii) such Backstop Party’s Backstop Percentage.

(d)  Timing.  In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, the Rights Offering shall commence on the Rights Offering Commencement Date and shall terminate on the Rights Offering Expiration Date, or such later date as the Plan Proponents may specify in a notice provided to the Senior Secured Notes Indenture Trustee before 9:00 a.m. (prevailing Eastern Time) on the Business Day before the then-effective Rights Offering Expiration Date, all in accordance with the escrow agreement identified in Section 5.5(f) of the Plan.  The Rights Offering Expiration Date is the final date by which a Senior Secured Noteholder may elect to subscribe to the Rights Offering.  Each Senior Secured Noteholder intending to participate in the Rights Offering must affirmatively elect to exercise its Right(s) on or prior to the Rights Offering Expiration Date by completing a Rights Exercise Form.  The Plan Proponents may extend the duration of the Rights Offering or adopt additional detailed procedures to more efficiently administer the distribution and exercise of the Rights.

(e)  Exercise of Rights.  In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, each Senior Secured Noteholder

Exhibit A - 24

may exercise all or any portion of such Senior Secured Noteholder’s Rights pursuant to the procedures outlined below, as appropriate, but the exercise of any Rights shall be irrevocable.  Any and all disputes concerning the timeliness, viability, form, or eligibility of any exercise of Rights shall be resolved by the Plan Proponents in their sole discretion.  The Plan Proponents may waive any defect or irregularity, or permit a defect or irregularity to be cured, within such times as it may determine to be appropriate, or reject the purported exercise of any Rights when such defect or irregularity exists.  Subscription instructions shall be deemed not to have been properly completed until all irregularities have been waived or cured within such time as the Plan Proponents determine in their discretion reasonably exercised in good faith.  The Plan Proponents reserve the right, but are under no obligation, to give notice to any Senior Secured Noteholder regarding any defect or irregularity in connection with any purported exercise of Rights by such Senior Secured Noteholder and the Plan Proponents may, but are under no obligation to, permit such defect or irregularity to be cured within such time as they may determine; provided, however, that none of the Plan Proponents or their respective officers, directors, employees, agents, advisors, or respective affiliates shall incur any liability for failure to give such notification.

(f)   Funding.  In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, as promptly as practicable following entry of the Confirmation Order, but in no event later than two (2) Business Days after the date the Confirmation Order is entered, the Debtors, either directly or through the Senior Secured Notes Indenture Trustee (in such capacity, the “Escrow Agent”), shall notify each Participating Noteholder of the principal amount of New Second Lien Notes that it will be permitted to purchase and the purchase price for such New Second Lien Notes.  Each Participating Noteholder shall be required to tender the purchase price to the Escrow Agent so that it is actually received no later than seven (7) Business Days after the date the Confirmation Order is entered.  The payments made in accordance with the Rights Offering shall be deposited and held by the Escrow Agent, in accordance with an escrow agreement between the Debtors and the Escrow Agent, in an escrow account or similarly segregated account(s) at U.S. Bank, N.A., which shall be separate and apart from the Escrow Agent’s general operating funds and any other funds subject to any Lien or any cash collateral arrangements and which segregated account(s) will be maintained for the purpose of holding the money for administration of the Rights Offering until the Effective Date.  The Escrow Agent shall not use such funds for any other purpose prior to such date and shall not encumber or permit such funds to be encumbered with any Lien or other encumbrance, but the Escrow Agent shall be paid its reasonable fees and expenses pursuant to the Escrow Agreement.  On the Effective Date, the proceeds of the Rights Offering shall be used to repay the outstanding obligations under the term loan portion of the DIP Facility, thereby facilitating the Debtors’ emergence from chapter 11, and the Backstop Commitment Fee shall be paid.

(g)   Transferability.  In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, the Rights will be transferable subject to compliance with applicable securities laws.  The Rights shall not be listed or quoted on any public or over-the-counter exchange or quotation system.

(h)  Option to Terminate.  In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, the Debtors may, with the

Exhibit A - 25

consent of the Majority Noteholder Group, decide not to continue with the Rights Offering or terminate the Rights Offering at any time prior to the Confirmation Hearing.

5.6  Issuance of New Second Lien Notes

(a)   Timing.  In the event that the Debtors, with the consent of the Majority Noteholder Group, elect to initiate the Rights Offering, the New Second Lien Notes Indenture and related documents (including the New Intercreditor Agreement) shall be executed and delivered on the Effective Date, and Uno Restaurants, LLC shall be authorized to issue the New Second Lien Notes, and Uno Restaurants, LLC and the other Reorganized Debtors shall be authorized to execute, deliver, and enter into, inter alia, the New Second Lien Notes Indenture and related documents, without the need for any further corporate action and without further action by the holders of Claims or Interests.  On the Effective Date, the New Second Lien Notes shall be issued on behalf of Uno Restaurants, LLC to those Participating Noteholders.  Summaries of the New Second Lien Notes Indenture and the related documents are contained in the Disclosure Statement and a copy of the New Second Lien Notes Indenture and any related documents will be filed as part of the Plan Supplement.

(b)   Exemption from Securities Laws.  The issuance of the New Second Lien Notes shall be, and shall be deemed, to the maximum extent provided in section 1145 of the Bankruptcy Code and under applicable nonbankruptcy law, to be exempt from registration under any applicable federal or state securities laws, including under the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder, and Uno Restaurants, LLC will not be subject to the reporting requirements of the Securities Exchange Act of 1934.  The New Second Lien Notes issued pursuant to the Plan shall be freely tradeable under section 1145 of the Bankruptcy Code.

5.7  Issuance of New Common Stock

(a)   Issuance.  On the Effective Date, New Uno shall issue such New Common Stock and all instruments, certificates, and other documents required to be issued or distributed pursuant to the Plan and the Plan Supplement without further act or action under applicable law, regulation, order, or rule and without the need for any further corporate action.

(b)   Exemption from Securities Laws.  The issuance of the New Common Stock shall be, and shall be deemed, to the maximum extent provided in section 1145 of the Bankruptcy Code and under applicable nonbankruptcy law, to be exempt from registration under any applicable federal or state securities laws, including under the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder, and New Uno will not be subject to the reporting requirements of the Securities Exchange Act of 1934.  The New Common Stock issued pursuant to the Plan shall be fully paid and non-assessable and, subject to the terms of the Stockholders’ Agreement, freely tradeable under section 1145 of the Bankruptcy Code.

5.8  Claims Purchase

(a)   General.  The Creditors’ Committee’s support of the Plan is premised on the Committee Settlement, which provides for, among other things, the purchase of the General Unsecured Claims on the Claims Purchase Schedule in accordance with this Section 5.8 of the

Exhibit A - 26

Plan (the “Claims Purchase”).  The Senior Secured Noteholders have agreed to use the Claims Purchase Funds solely to acquire those General Unsecured Claims listed on the Claims Purchase Schedule, to the extent such Claims remain outstanding as of the Effective Date; provided, however, that such holder of the General Unsecured Claim being purchased (i) voted its Ballot to accept the Plan and to grant the Releases set forth in the Plan and (ii) does not object to confirmation of the Plan.  For each General Unsecured Claim included on the Claims Purchase Schedule, the following shall be listed:  (i) the “Scheduled/Filed Amount,” which shall be the amount of such Claim as listed in the Debtors’ Schedules or set forth on the proof of claim filed by the holder of such Claim, (ii) the amount of such Claim for purposes of the Claims Purchase (the “Proposed Claim Amount”), and (iii) the amount that is equal to 10% of such Proposed Claim Amount, subject to the provisions of Section 5.8(b) of the Plan (the “Claim Purchase Price”).  Claims included on the Claims Purchase Schedule shall be purchased (subject to the conditions contained in this Section 5.8 of the Plan) for the amounts listed for such Claims under the heading “Claim Purchase Price.”  The Plan shall serve as the notice of transfer of Claim required under Bankruptcy Rule 3001(e).

(b)  Calculation of the Claims Purchase Funds.  The Claims Purchase Funds shall be equal to the aggregate total of the proposed “Claim Purchase Price” of all Claims set forth on the Claims Purchase Schedule; provided, however, that to the extent the aggregate Claim Purchase Price for all General Unsecured Claims included on the Claims Purchase Schedule exceeds $1.75 million, the Claim Purchase Price of each Claim on the Claims Purchase Schedule shall be reduced, Pro Rata, such that the aggregate Claim Purchase Price for all Claims on the Claims Purchase Schedule equals $1.75 million; provided, further, that to the extent that the total Claim Purchase Price is less than $1.0 million, the Claim Purchase Price for each Claim on the Claims Purchase Schedule shall be increased, Pro Rata, such that the aggregate Claim Purchase Price for all Claims on the Claims Purchase Schedule equals $1.0 million.  Notwithstanding the foregoing, in no event shall any holder of a General Unsecured Claim listed on the Claims Purchase Schedule receive Cash in excess of the “Claim Purchase Price” listed with respect to such Claim.

(c)  Claims Purchasing Agent.  On the Effective Date, the Claims Purchase Funds shall be distributed to the Claims Purchasing Agent, and the Claims Purchasing Agent shall discharge such duties in accordance with the Plan and subject to the Claims Purchasing Agreement.  Such amount shall be held in an escrow account, or similarly segregated account(s), which shall be separate and apart from the Claims Purchasing Agent’s general operating funds and any other funds which may be subject to any Lien or any cash collateral agreements (whether pursuant to the New First Lien Credit Agreement, the New Second Lien Notes Indenture, or otherwise) and which segregated account(s) shall be maintained for the purpose of holding the money for administration of the Claims Purchase.  The Claims Purchasing Agent shall be authorized to make the foregoing payments pursuant to the Claims Purchase Schedule on behalf of the Senior Secured Noteholders; provided, however, that notwithstanding anything herein, in the Disclosure Statement, or in the Confirmation Order to the contrary, the Noteholder Deficiency Claim and any other deficiency claims shall not be listed on the Claims Purchase Schedule unless otherwise agreed by the Creditors’ Committee and the Plan Proponents.  Under no circumstances shall the Senior Secured Noteholders (either directly or through the Claims Purchasing Agent) pay (i) in excess of $1.75 million in the aggregate for the Claims on the Claim

Exhibit A - 27

Purchase Schedule or (ii) less than $1.0 million in the aggregate for the Claims on the Claims Purchase Schedule.

(d)  Timing of Claims Purchase.  The Claims Purchase shall commence on or as soon as practicable after the Effective Date, with the Majority Noteholder Group determining the order in which the Claims on the Claims Purchase Schedule are purchased (which, in the first instance, shall be in the order in which they are listed on the Claims Purchase Schedule).

(e)  Manner of Claims Purchase and Delivery of Payment.  Unless otherwise specified herein, unless the holder of a Claim on the Claims Purchase Schedule agrees otherwise, any payment in Cash to be made by the Claims Purchasing Agent shall be made, at the election of the Claims Purchasing Agent, by check drawn on a domestic bank or by wire transfer from a domestic bank.  The provisions in Section 6.4(a) and (b) of the Plan shall govern the delivery of payments made to General Unsecured Creditors in connection with the Claims Purchase.

(f)  Modifications to Claims Purchase Schedule.  The Majority Noteholder Group, with the consent of the Creditors’ Committee and in consultation with the Debtors or the Reorganized Uno Companies, as applicable, reserves the right to modify the Claims Purchase Schedule prior to or subsequent to the Effective Date without further order of the Court; provided, however, that a Claim may be removed from the Claims Purchase Schedule only to the extent that (i) such Claim is subject to setoff, (ii) the holder of such Claim has not voted to accept the Plan and grant the releases set forth in the Plan, or (iii) the holder of such Claim has objected to confirmation of the Plan.  Notwithstanding the forgoing, the Majority Noteholder Group, with the consent of the Creditors’ Committee and in consultation with the Debtors or the Reorganized Uno Companies, as applicable, may determine that the purchase amount for any individual Claim listed on the Claims Purchase Schedule shall not exceed a certain dollar cap; provided, however, that the dollar cap shall not be set at an amount less than $100,000.

      Entry into New First Lien Credit Agreement

On or as of the Effective Date, Uno Restaurants, LLC and the other Reorganized Debtors shall enter into the New First Lien Credit Agreement, in form and substance acceptable to the Majority Noteholder Group, the proceeds of which shall be used to repay the outstanding obligations under the revolving loan portion of the DIP Facility.  The New First Lien Credit Agreement shall be substantially in the form contained in the Plan Supplement.

5.10     Cancellation of Notes, Instruments, and Interests

On the Effective Date, except as otherwise provided for herein, all (a) notes (including the Senior Secured Notes), Interests, bonds, indentures (including the Senior Secured Notes Indenture), stockholders agreements, registration rights agreements, repurchase agreements, and repurchase arrangements or other instruments or documents evidencing or creating any indebtedness or obligations of a Debtor that relate to Claims or Interests that are Impaired under the Plan shall be cancelled, (b) the obligations of the Debtors and the Senior Secured Notes Indenture Trustee, as applicable, under any agreements, stockholders agreements, registration rights agreements, repurchase agreements and repurchase arrangements, or indentures (including the Senior Secured Notes Indenture) governing the Senior Secured Notes,

Exhibit A - 28

the Interests, and any other notes, bonds, indentures, or other instruments or documents evidencing or creating any Claims or Interests against a Debtor that relate to Claims or Interests that are Impaired under the Plan shall be discharged.  Notwithstanding the foregoing and anything contained in the Plan, the Senior Secured Notes Indenture shall continue in effect to the extent necessary to (i) allow the Debtors, the Reorganized Debtors, or the Senior Secured Notes Indenture Trustee to make distributions pursuant to the Plan on the Effective Date or as soon thereafter as is reasonably practicable on account of the Senior Secured Noteholder Claims under the Senior Secured Notes Indenture, (ii) permit the Senior Secured Notes Indenture Trustee to be paid the Senior Secured Notes Indenture Trustee Fees, (iii) permit the Senior Secured Notes Indenture Trustee to appear in the Chapter 11 Cases, and (iv) permit the Senior Secured Notes Indenture Trustee to perform any functions that are necessary in connection with the foregoing clauses (i) through (iii); provided, however, that for the avoidance of doubt, the Debtors’ obligations pursuant to the Senior Secured Notes Indenture shall be, and shall be deemed to be, fully and completely terminated and discharged upon the making of the distributions set forth in clause (i) hereof.

Nothing herein shall impair the rights of the Senior Secured Notes Indenture Trustee to enforce its charging liens, created in law or pursuant to the Senior Secured Notes Indenture, against property that would otherwise be distributed to the Senior Secured Noteholders.  Without further action or order of the Bankruptcy Court, the charging liens of the Senior Secured Notes Indenture Trustee shall attach to any property distributable to the holders of Allowed Senior Secured Notes Claims under the Plan with the same priority, dignity, and effect that such liens had on property distributable under the Senior Secured Notes Indenture.  Notwithstanding anything herein to the contrary, the Senior Secured Notes Indenture Trustee shall not be permitted to enforce its charging lien or charge any fees, expenses, or other amounts against the Claims Purchase Funds.

5.11  Management Incentive Plan

As of the Effective Date, New Uno shall establish the Management Incentive Plan, which shall provide for 10% of the New Common Stock (on a fully diluted basis) to be available for issuance to the officers and key employees of the Reorganized Debtors and its affiliates.  The vesting and allocation of the New Common Stock under the Management Incentive Plan shall be determined by the Majority Noteholder Group, in consultation with New Uno’s chief executive officer.

5.12  Cancellation of Liens

Except as otherwise provided for pursuant to the Plan, the DIP Financing Agreement, and the DIP Financing Order, upon the occurrence of the Effective Date, any Lien securing any Secured Claim shall be deemed released, and the holder of such Secured Claim shall be authorized and directed to release any Collateral or other property of any Debtor (including any cash Collateral) held by such holder and to take such actions as may be requested by the Reorganized Debtors to evidence the release of such Lien, including the execution, delivery, and filing or recording of such releases.

5.13  Compromise of Controversies

Exhibit A - 29

In consideration for the distributions and other benefits provided under the Plan, the provisions of the Plan constitute a good faith compromise and settlement of all Claims and controversies resolved under the Plan, and the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromise and settlement under Bankruptcy Rule 9019.

5.14  Exemption from Transfer Taxes

Pursuant to section 1146(a) of the Bankruptcy Code, any issuance, transfer, or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any instrument of transfer from a Debtor to a Reorganized Debtor or any other Person pursuant to the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.  Without limiting the foregoing, any issuance, transfer, or exchange of a security or any making or delivery of an instrument of transfer pursuant to the Plan shall be exempt from the imposition and payment of any and all transfer taxes (including, without limitation, any and all stamp taxes or similar taxes and any interest, penalties, and additions to the tax that may be required to be paid in connection with the consummation of the Plan and the Plan Documents) pursuant to sections 1146(a), 505(a), 106, and 1141 of the Bankruptcy Code.

ARTICLE VI

PROVISIONS REGARDING DISTRIBUTIONS UNDER THE PLAN

6.1    Date of Distributions

Except as otherwise provided herein, any distributions and deliveries to be made hereunder shall be made on the Effective Date or as soon thereafter as is reasonably practicable.  Whenever any distribution to be made under this Plan shall be due on a day other than a Business Day, such distribution shall instead be made, without interest, on the immediately succeeding Business Day and shall be deemed to have been made on the date due.  Any payments or distributions to be made pursuant to the Plan shall be deemed to be made timely if made within thirty (30) days after the dates specified in the Plan.

6.2    Disbursing Agent

(a) Distributions by the Disbursing Agent.  Unless otherwise specified herein, all distributions under the Plan shall be made by a Disbursing Agent.  Any Disbursing Agent shall be deemed to hold all property to be distributed hereunder in trust for the Entities entitled to receive same.  Any Disbursing Agent shall not hold an economic or beneficial interest in such property.  Notwithstanding the foregoing, nothing herein shall affect the charging lien of the Senior Secured Notes Indenture Trustee; provided, however, that the Senior Secured Notes

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Indenture Trustee shall not be permitted to enforce its charging lien or charge any fees, expenses, or other amounts against the Claims Purchase Funds.  No Disbursing Agent hereunder, including, without limitation, the Senior Secured Notes Indenture Trustee and the Claims Purchasing Agent, shall be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court.

(b)  Powers of the Disbursing Agent.  Any Disbursing Agent shall be empowered to (a) take all steps and execute all instruments and documents necessary to effectuate the Plan, (b) make distributions contemplated by the Plan, (c) comply with the Plan and the obligations hereunder, and (d) exercise such other powers as may be vested in such Disbursing Agent pursuant to order of the Bankruptcy Court, pursuant to the Plan, or as deemed by such Disbursing Agent to be necessary and proper to implement the provisions of the Plan.

(c)  Exculpation. From and after the Effective Date, any Disbursing Agent shall be exculpated by all Entities, including, without limitation, holders of Claims and Interests and other parties in interest, from any and all claims, causes of action, and other assertions of liability arising out of the discharge of the powers and duties conferred upon such Disbursing Agent by the Plan or any order of the Bankruptcy Court entered pursuant to or in furtherance of the Plan, or applicable law, except for actions or omissions to act arising out of the gross negligence or willful misconduct of such Disbursing Agent.  No holder of a Claim or an Interest or other party in interest shall have or pursue any claim or cause of action against any Disbursing Agent for making payments in accordance with the Plan or for implementing the provisions of the Plan.

6.3     Manner of Payment under the Plan

Unless otherwise specified herein or unless the Entity receiving a payment agrees otherwise, any payment in Cash to be made by a Disbursing Agent shall be made, at the election of the Reorganized Debtors, by check drawn on a domestic bank or by wire transfer from a domestic bank; provided, however, that no Cash payments shall be made to a holder of an Allowed Claim until such time as the amount payable thereto is equal to or greater than One Hundred Dollars ($100.00), unless a request therefor is made in writing to the appropriate Disbursing Agent.

6.4      Delivery of Distributions

(a)  Last Known Address.  Subject to the provisions of Bankruptcy Rule 9010, distributions and deliveries to holders of Allowed Claims shall be made at the address of such holders as set forth on the Schedules filed with the Bankruptcy Court unless superseded by the address set forth on proofs of claim filed by such holders, or at the last known address of such holders if no proof of claim is filed or if the Debtors have been notified in writing of a change of address.

(b)  Undeliverable Distributions.  In the event that any distribution to any holder is returned to a Disbursing Agent as undeliverable, no further distributions shall be made to such holder unless and until such Disbursing Agent is notified, in writing, of such holder’s then-current address.  Undeliverable distributions shall remain in the possession of such

Exhibit A - 31

Disbursing Agent until such time as a distribution becomes deliverable; provided, however, that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of one (1) year from the Effective Date.  After such date, all unclaimed property or interest in property shall revert to New Uno, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred, notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws to the contrary.  All Entities ultimately receiving undeliverable Cash shall not be entitled to any interest or other accruals of any kind.  Nothing contained in the Plan shall require any Disbursing Agent to attempt to locate any holder of an Allowed Claim.

(c)  Distributions by the Senior Secured Notes Indenture Trustee.  The Senior Secured Notes Indenture Trustee shall be the Disbursing Agent for the Senior Secured Notes Claims and also shall act as the Claims Purchasing Agent, pursuant to the Claims Purchasing Agreement consistent with the terms of the Plan.  Distributions under the Plan to holders of Allowed Senior Secured Notes Claims shall be made by the Reorganized Debtors to the Senior Secured Notes Indenture Trustee, which, in turn, shall make the distributions to the holders of such Allowed Senior Secured Notes Claims and, upon completion thereof, shall be discharged from all of their obligations associated with the Senior Secured Notes.  With respect to the Claims Purchase Funds, the Senior Secured Notes Indenture Trustee shall, in lieu of distributing such funds to the holders of Allowed Senior Secured Notes Claims, use such funds to effectuate the purchase of General Unsecured Claims on the Claims Purchase Schedule in accordance with Section 5.8 of the Plan.

6.5  Fractional New Common Stock

No fractional shares of New Common Stock shall be issued.  Fractional shares of New Common Stock shall be rounded to the next greater or next lower number of shares in accordance with the following method:  (a) fractions of one-half (1/2) or greater shall be rounded to the next higher whole number and (b) fractions of less than one-half (1/2) shall be rounded to the next lower whole number.  The total number of shares or interests of New Common Stock to be distributed to a Class hereunder shall be adjusted as necessary to account for the rounding provided for in this Section 6.5.

6.6  Fractional Dollars

With respect to any Cash distributions, at the election of the Reorganized Uno Companies, no distributions of fractional dollars need be made.  Any distribution of Cash may be rounded to the next greater or next lower whole dollar amount in accordance with the following method:  (a) fractions of fifty cents ($0.50) or greater shall be rounded to the next higher whole dollar amount, and (b) fractions of less than fifty cents ($0.50) shall be rounded to the next lower whole dollar amount.

6.7  Time Bar to Cash Payments

Checks issued by the Reorganized Uno Companies on account of Allowed Claims shall be null and void if not negotiated within 180 days from and after the date of issuance thereof.  Requests for re-issuance of any check shall be made directly to New Uno by the holder

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of the Allowed Claim with respect to which such check originally was issued.  Any claim in respect of such a voided check shall be made on or before the later of (a) the first (1st) anniversary of the Effective Date or (b) 180 days after the date of issuance of such check, if such check represents a final distribution hereunder on account of such Allowed Claim.  After such date, all Allowed Claims in respect of voided checks shall be discharged and forever barred and the Reorganized Uno Companies shall retain all monies related thereto.

6.8  Distributions After Effective Date

Distributions made after the Effective Date to holders of Allowed Claims that are not Allowed Claims as of the Effective Date, but which later become Allowed Claims, shall be deemed to have been made in accordance with the terms and provisions of Article 6 of the Plan.

6.9  Setoffs

Other than with respect to the Senior Secured Notes Claims and the DIP Facility Claims (as to which any and all rights in favor of the Debtors or Reorganized Debtors of setoff or recoupment have been waived), the Reorganized Debtors may, but shall not be required to set off, pursuant to applicable non-bankruptcy law, against any Allowed Claim and the distributions to be made pursuant to the Plan on account thereof (before any distribution is made on account of such Claim), the claims, rights, and causes of action of any nature the Debtors or the Reorganized Debtors may hold against the holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or the Reorganized Debtors, of any such claims, rights, and causes of action that the Debtors or the Reorganized Debtors may possess against such holder; provided, further, that nothing contained in the Plan is intended to limit the ability of any Creditor to effectuate rights of setoff or recoupment preserved or permitted by the provisions of sections 553, 555, 556, 559, 560, or 561 of the Bankruptcy Code or pursuant to the common law right of recoupment.

6.10  Allocation of Plan Distributions Between Principal and Interest

To the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated first to the principal amount of the Claim (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

6.11  Distribution Record Date

As of the close of business on the Distribution Record Date, registers of the Senior Secured Notes Indenture Trustee shall be closed, and the Senior Secured Notes Indenture Trustee shall have no obligation to recognize any transfers of Claims arising under or related to the Senior Secured Notes Indenture occurring from and after the Distribution Record Date.  Distributions to holders of Senior Secured Notes Claims administered by the Senior Secured Notes Indenture Trustee shall be made by means of book-entry distribution through the facilities of DTC in accordance with the customary practices of the DTC, as and to the extent practicable.  In connection with such book-entry distribution, the Senior Secured Notes Indenture Trustee

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shall deliver instructions to the DTC directing the DTC to effect distributions on a Pro Rata basis as provided under the Plan with respect to the Senior Secured Note Claims.

6.12  Senior Secured Notes Indenture Trustee as Claim Holder

Consistent with Bankruptcy Rule 3003(c), the Debtors shall recognize the master proof of claim filed by the Senior Secured Notes Indenture Trustee in respect of the Senior Secured Notes Claims, which Senior Secured Notes Claims shall be deemed Allowed Claims.  Accordingly, any proof of claim filed by a holder of a Senior Secured Notes Claim on account of its Senior Secured Notes Claim shall be deemed disallowed as duplicative of the Senior Secured Notes Indenture Trustee master proof of claim, without further action or Bankruptcy Court order, except to the extent any proof of claim, or a portion of a proof of claim, filed by a holder of a Senior Secured Notes Claim is not included within the master proof of claim filed by the Senior Secured Notes Indenture Trustee.

ARTICLE VII

PROVISION FOR TREATMENT OF DISPUTED CLAIMS UNDER THE PLAN

7.1  Objections to Claims; Prosecution of Disputed Claims

Except insofar as a Claim is Allowed pursuant to the Plan or is purchased pursuant to Section 5.8 of the Plan, the Reorganized Uno Companies may object to the allowance of Claims filed with the Bankruptcy Court with respect to which they dispute liability, priority, and/or amount; provided, however, that the Reorganized Uno Companies (within such parameters as may be established by the New Board) shall have the authority to file, settle, compromise, or withdraw any objections to Claims.  Unless otherwise ordered by the Bankruptcy Court, the Reorganized Uno Companies shall file and serve all objections to Claims as soon as practicable, but, in each instance, not later than ninety (90) days following the Effective Date or such later date as may be approved by the Bankruptcy Court.

7.2  Estimation of Claims

Unless otherwise limited by an order of the Bankruptcy Court, any of the Plan Proponents or Reorganized Uno Companies may at any time request that the Bankruptcy Court estimate for final distribution purposes any contingent, unliquidated, or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether any of the Plan Proponents or the Reorganized Uno Companies previously objected to such Claim.  The Bankruptcy Court will retain jurisdiction to consider any request to estimate any Claim at any time during litigation concerning any objection to any Claim, including, without limitation, during the pendency of any appeal relating to any such objection.  Unless otherwise provided in an order of the Bankruptcy Court, in the event that the Bankruptcy Court estimates any contingent, unliquidated, or Disputed Claim, the estimated amount shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court; provided, however, that if the estimate constitutes the maximum limitation on such Claim, any of the Plan Proponents or the Reorganized Uno Companies, as the case may be, may elect to pursue supplemental proceedings to object to any ultimate allowance of such Claim, and; provided,

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further, that the foregoing is not intended to limit the rights granted by section 502(j) of the Bankruptcy Code.  All of the aforementioned Claims objection, estimation, and resolution procedures are cumulative and not necessarily exclusive of one another.

7.3  No Distributions Pending Allowance

Notwithstanding any other provision hereof, if any portion of a Claim is Disputed, no payment or distribution provided hereunder shall be made on account of such Claim unless and until such Disputed Claim becomes Allowed.  This Section 7.3 of the Plan shall not apply to General Unsecured Claims, which shall be governed by Section 5.8 of the Plan.

7.4  Distributions After Allowance

At such time as a Disputed Claim becomes, in whole or in part, an Allowed Claim, the Disbursing Agent shall distribute to the holder thereof the distributions, if any, to which such holder is then entitled under the Plan.  Notwithstanding anything herein, in the Disclosure Statement, or the Confirmation Order to the contrary, this Section 7.4 of the Plan shall not apply to General Unsecured Claims.

7.5  Limitations on Amounts to be Distributed to Holders of Deductible Claims

Distributions under the Plan, if any, to each holder of a Deductible Claim shall be in accordance with the treatment provided under the Plan for the Class in which such Deductible Claim is classified.  A holder of a Deductible Claim shall be barred from attempts to collect on such Deductible Claim from the applicable insurance carrier or administrator.  Nothing in this section or this Plan shall constitute a waiver of any claim, debt, right, cause of action, or liability that any entity may hold with respect to the Insured Portion against any other entity, including the Debtors’ insurance carriers, subject to the Claims Purchase.  To the extent permitted by applicable law subject to the Claims Purchase, the holder of an Insured Claim shall have the right with respect to the Insured Portion of such Claim to proceed directly against the applicable Debtor’s or Reorganized Debtor’s insurance carrier.  The Debtors and Reorganized Debtors shall have no liability with respect to the Insured Claims and no Distributions will be made to holders of Insured Claims or the Debtors’ insurance carriers with respect to such Claims.  Notwithstanding anything in this Plan to the contrary, in their sole discretion, the Debtors or Reorganized Debtors, as the case may be, may pay any Secured Deductible Claim, in Cash, even where no proof of claim is timely filed to prevent any insurance carrier from executing on collateral held by or for the benefit of such insurance carrier.  The treatment set forth in this Section 7.5 shall be in full settlement, release, and discharge of Insured Claims.

ARTICLE VIII

EXECUTORY CONTRACTS AND UNEXPIRED LEASES

8.1  Assumption or Rejection of Executory Contracts and Unexpired Leases

Pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases that exist between the Debtors and any Entity shall be deemed

Exhibit A - 35

assumed by the Debtors (regardless of whether such executory contracts and unexpired leases are listed on Schedule C (as discussed below)), as of the Effective Date, except for any executory contract or unexpired lease (a) that has been rejected pursuant to an order of the Bankruptcy Court entered prior to the Effective Date and for which the motion was filed prior to the Confirmation Date, (b) that previously expired or terminated pursuant to its own terms, (c) as to which a motion for approval of the rejection of such executory contract or unexpired lease has been filed and served prior to the Confirmation Date, or (d) that is specifically designated as a contract or lease to be rejected on Schedule A (executory contracts) or Schedule B (unexpired leases), which Schedules shall be contained in the Plan Supplement; provided, however, that the Plan Proponents reserve the right, on or prior to the Confirmation Date, to amend Schedules A and B to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto, in which event such executory contract(s) or unexpired lease(s) shall be deemed to be, respectively, assumed or rejected.  The Plan Proponents shall provide notice of any amendments to Schedules A and B to the parties to the executory contracts and unexpired leases affected thereby.  The listing of a document on Schedule A or B shall not constitute an admission by the Debtors that such document is an executory contract or an unexpired lease or that the Debtors have any liability thereunder.

8.2  Approval of Assumption or Rejection of Executory Contracts and Unexpired Leases

Entry of the Confirmation Order shall, subject to and upon the occurrence of the Effective Date, constitute (a) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the assumption of the executory contracts and unexpired leases assumed pursuant to Section 8.1 of the Plan, (b) the extension of time, pursuant to section 365(d)(4) of the Bankruptcy Code, within which the Debtors may assume, assume and assign, or reject the unexpired leases specified in Section 8.1 of the Plan through the date of entry of an order approving the assumption, assumption and assignment, or rejection of such unexpired leases, and (c) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the rejection of the executory contracts and unexpired leases rejected pursuant to Section 8.1 of the Plan.

8.3  Cure of Defaults for Assumed Executory Contracts and Unexpired Leases

Schedule C, which shall be contained in the Plan Supplement, shall set forth Cure Amounts.  Except as may otherwise be agreed to by the parties, Cure Amounts shall be satisfied, in accordance with section 365(b) of the Bankruptcy Code, by the Debtors or Reorganized Uno Companies upon the assumption thereof or as soon as practicable thereafter.  If there is a dispute regarding (a) the nature or amount of any Cure Amount, (b) the ability of the Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, the parties to such executory contracts or unexpired leases to be assumed by the Debtors shall have fourteen (14) days from the filing of Schedule C to object to, among other things, the Cure Amount listed by the Debtors.  If there are any objections filed that cannot be resolved by the parties, the Debtors or the Reorganized Debtors shall retain their right to reject any of the executory contracts or unexpired leases, including contracts or leases that are

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subject to a dispute concerning a Cure Amount.  Counterparties to contracts contained in Schedule C shall be forever barred from asserting any default under the applicable executory contracts or unexpired leases arising prior to the Effective Date, except for the Cure Amount.

8.4  Inclusiveness

Unless otherwise specified on Schedules A, B, and C, each executory contract and unexpired lease listed or to be listed on Schedules A, B, and C shall include modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument, or other document is listed on Schedule A, B, and C.

8.5  Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan

Claims arising out of the rejection of an executory contract or unexpired lease pursuant to Section 8.1 of the Plan must be filed with the Bankruptcy Court and served upon the Debtors (or, on and after the Effective Date, the Reorganized Debtors) no later than thirty (30) days after the later of (i) notice of entry of an order approving the rejection of such executory contract or unexpired lease, (ii) notice of entry of the Confirmation Order, and (iii) notice of an amendment to Schedule A or B.  All such Claims not filed within such time will be forever barred from assertion against the Debtors, their Estates, the Reorganized Uno Companies, and their respective property.

8.6  Insurance Policies

Notwithstanding anything contained in the Plan to the contrary, unless subject to a motion for approval or rejection that has been filed and served prior to the Confirmation Date, all of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, shall be treated as executory contracts under the Plan and shall be assumed pursuant to the Plan, effective as of the Effective Date.  Nothing contained in this Section 8.6 shall constitute or be deemed a waiver of any Cause of Action that the Debtors may hold against any Entity, including, without limitation, the insurer, under any of the Debtors’ insurance policies.  All other insurance policies shall re-vest in the Reorganized Debtors.

8.7  Survival of the Debtors’ Indemnification Obligations

Any obligations of the Debtors pursuant to their certificates of incorporation and bylaws or organizational documents, as applicable, or any other agreements entered into by any Debtor at any time prior to the Effective Date, to indemnify current and former directors, officers, agents, and/or employees with respect to all present and future actions, suits, and proceedings against the Debtors or such directors, officers, agents, and/or employees, based upon any act or omission for or on behalf of the Debtors, irrespective of whether such indemnification is owed in connection with an event occurring before or after the Petition Date, shall not be discharged or impaired by confirmation of the Plan.  Such obligations shall be deemed and treated as executory contracts to be assumed by the Debtors hereunder and shall continue as obligations of the Reorganized Debtors.  Any Claim based on the Debtors’ obligations herein

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shall not be a Disputed Claim or subject to any objection in either case by reason of section 502(e)(1)(B) of the Bankruptcy Code.

8.8  Survival of Other Employment Arrangements

Notwithstanding anything contained in the Plan to the contrary, unless specifically rejected by order of the Bankruptcy Court, or unless subject to a motion for approval of rejection that has been filed and served prior to the Confirmation Date, the Compensation and Benefit Plans shall be deemed to be, and shall be treated as though they are, executory contracts that are deemed assumed under the Plan on the same terms, and the Debtors’ obligations under the Compensation and Benefit Plans shall be deemed assumed pursuant to section 365(a) of the Bankruptcy Code, shall survive confirmation of the Plan, shall remain unaffected thereby, and shall not be discharged in accordance with section 1141 of the Bankruptcy Code; provided, however, that with respect to the Management Agreements, the Reorganized Uno Companies shall either enter into new employment agreements or assume such agreements.  Any default existing under the Compensation and Benefit Plans shall be cured promptly after it becomes known by the Reorganized Debtors.

ARTICLE IX

CONDITIONS PRECEDENT TO EFFECTIVE DATE OF THE PLAN; IMPLEMENTATION PROVISIONS

9.1  Conditions Precedent to Confirmation

The occurrence of the Confirmation Date is subject to satisfaction of the following conditions precedent:

(a)  Entry of the Disclosure Statement Order.  The Clerk of the Bankruptcy Court shall have entered the Disclosure Statement Order in form and substance acceptable to the Plan Proponents and the Creditors’ Committee, the effectiveness of which shall not have been stayed fourteen (14) days following the entry thereof.

(b)  Proposed Confirmation Order.  The proposed Confirmation Order shall be in form and substance acceptable to the Plan Proponents and the Creditors’ Committee.

(c)  Plan Documents.  All Plan Documents shall be in form and substance acceptable to the Plan Proponents and (i) to the extent a Plan Document affects the purchase of Claims (as described in Section 5.8 of the Plan), the Creditors’ Committee, (ii) to the extent a Plan Document impacts the rights and duties of the Claims Purchasing Agent under the Claims Purchasing Agreement, the Claims Purchasing Agent, and (iii) the Stockholders’ Agreement shall be acceptable in all respects to each member of the Majority Noteholder Group that is to be a party thereunder.

9.2  Conditions Precedent to Effective Date of the Plan

The occurrence of the Effective Date and the substantial consummation of the Plan are subject to satisfaction of the following conditions precedent:

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(a)  Entry of the Confirmation Order.  The Clerk of the Bankruptcy Court shall have entered the Confirmation Order in form and substance acceptable to the Plan Proponents and the Creditors’ Committee, the effectiveness of which shall not have been stayed within fourteen (14) days following the entry thereof.

(b)  Consents Obtained.  The Debtors shall have received all authorizations, consents, legal and regulatory approvals, rulings, letters, no-action letters, opinions, or documents that are necessary to implement and consummate the Plan and that are required by law, regulation, or order.

(c)  Tail Liability Policies.  The Debtors shall have obtained tail liability policies for the directors and officers of New Uno and the other Reorganized Debtors immediately prior to the Effective Date in amounts and on terms acceptable to the Majority Noteholder Group and the existing board of directors of URHC; provided, however, that the cost of such insurance policies in the aggregate shall not exceed 150% of the aggregate annual premium for the Debtors’ existing director and officer liability policies.

(d)  Consulting Agreement.  The Consulting Agreement, substantially in the form attached to the Restructuring Support Agreement, shall have been executed and be in form and substance acceptable to the Plan Proponents and Centre Partners.

(e)  Funding of the Amounts to Purchase Claims on the Claims Purchase Schedule.  The Claims Purchase Funds, up to the aggregate Claim Purchase Price for all General Unsecured Claims included on the Claims Purchase Schedule as of the Effective Date, shall have been funded by the Debtors to the Claims Purchasing Agent on behalf of the Senior Secured Noteholders.

(f)  Satisfaction of Conditions in Plan and Restructuring Support Agreement.  The Debtors shall have satisfied all other conditions set forth in the Plan and Restructuring Support Agreement, as applicable, including, but not limited to, (i) operation of the Debtors’ businesses in the ordinary course of business and in accordance with a budget approved by the Majority Noteholder Group, in its sole discretion, and (ii) the granting of information sharing rights to the Majority Noteholder Group in form and substance acceptable to the Majority Noteholder Group.

(g)  Governmental Bar Date.  The deadline for governmental units (as defined in section 101(27) of the Bankruptcy Code) to file proofs of claim in respect of prepetition claims against any of the Debtors has occurred and no claims filed by such governmental units would have a material adverse impact on the Reorganized Uno Companies’ projections.

(h)  Execution of Documents; Other Actions.  All other actions and documents necessary to implement the Plan shall have been effected or executed.

9.3  Waiver of Conditions

The Plan Proponents (and, in the case of the Consulting Agreement, Centre Partners), may, to the extent not prohibited by applicable law, waive one or more of the conditions precedent to Confirmation or to the Effective Date set forth in Sections 9.1 and 9.2 of

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the Plan; provided, however, that with respect to a waiver of the condition to fund the Claims Purchase Funds, no waiver shall occur absent consent of the Creditors’ Committee.

9.4  Failure of Conditions Precedent

Unless otherwise agreed to by the Plan Proponents, in the event that one or more of the conditions specified in Section 9.2 of the Plan have not occurred on or before July 30, 2010 (or July 15, 2010 in the event that the condition specified in Section 9.2(g) of the Plan has been waived by the Majority Noteholder Group prior to July 1, 2010), (i) the Confirmation Order shall be vacated, (ii) no distributions under the Plan shall be made, (iii) the Debtors and all holders of Claims and Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred, and (iv) the Debtors’ obligations with respect to Claims and Interests shall remain unchanged and nothing contained herein shall constitute or be deemed to be a waiver or release of any Claims or Interests by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors.  For the avoidance of doubt, and notwithstanding anything in the Disclosure Statement or the Plan to the contrary, if the Plan is not confirmed or does not become effective, nothing in the Plan or the Disclosure Statement shall be construed as a waiver of any rights or claims of the Debtors.

ARTICLE X

EFFECT OF CONFIRMATION

10.1  Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan, on the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all property in the Debtors’ Estates, including Retained Causes of Action, and any property acquired by any of the Debtors pursuant to the Plan shall vest in the Reorganized Debtors free and clear of all Liens, Claims, charges, or other encumbrances (except for Liens, if any, expressly granted pursuant to the Plan).  On and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire, or dispose of property and compromise or settle any Causes of Action or interests without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

10.2  Discharge of Claims and Termination of Interests

Except as otherwise provided in the Plan, the DIP Financing Agreement, the DIP Financing Order, or the Confirmation Order, the rights afforded in the Plan and the payments and distributions to be made hereunder shall be in exchange for and in complete satisfaction and discharge of all existing debts and Claims, and shall terminate all Interests, of any kind, nature, or description whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtors or any of their assets or properties to the fullest extent permitted by section 1141 of the Bankruptcy Code.  Except as provided in the Plan, on the Effective Date, all existing Claims against the Debtors and Interests in the Debtors, shall be, and shall be deemed to be satisfied and discharged, and all holders of Claims and Interests shall be

Exhibit A - 40

precluded and enjoined from asserting against the Reorganized Uno Companies, or any of their respective assets or properties, any other or further Claim or Interest based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not such holder has filed a proof of Claim or proof of Interest.

10.3  Discharge of Debtors

Upon the Effective Date and in consideration of the Distributions to be made hereunder, except as otherwise expressly provided for in the Plan, the DIP Financing Agreement, the DIP Financing Order, or the Confirmation Order, each holder (as well as any trustees and agents on behalf of each holder) of a Claim or Interest and any affiliate of such holder shall be deemed to have such Claim or Interest satisfied and discharged by the Debtors, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Interests, rights, and liabilities that arose prior to the Effective Date.  Upon the Effective Date, all Entities shall be forever precluded and enjoined, pursuant to section 524 of the Bankruptcy Code, from asserting against the Debtors or their respective successors or assigns, including, without limitation, the Reorganized Uno Companies, or their respective assets, properties, or interests in property, any discharged Claim or Interest in the Debtors, any other or further Claims based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not the facts or legal bases therefore were known or existed prior to the Effective Date regardless of whether a proof of Claim or Interest was filed, whether the holder thereof voted to accept or reject the Plan, or whether the Claim or Interest is an Allowed Claim or an Allowed Interest.

10.4  Injunction on Claims

Except as otherwise expressly provided in the Plan, the Confirmation Order, or such other order of the Bankruptcy Court that may be applicable, all Entities who have held, hold, or may hold Claims or other debt or liability that is discharged or Interests or other right of equity interest that is discharged pursuant to the Plan are permanently enjoined, from and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim or other debt or liability or Interest or other right of equity interest that is terminated or cancelled pursuant to the Plan against the Debtors or the Reorganized Uno Companies, the Debtors’ Estates, or properties or interests in properties of the Debtors or the Reorganized Uno Companies, (b) the enforcement, attachment, collection, or recovery by any manner or means of any judgment, award, decree, or order against the Debtors or the Reorganized Uno Companies, the Debtors’ Estates or properties, or interests in properties of the Debtors or the Reorganized Uno Companies, (c) creating, perfecting, or enforcing any encumbrance of any kind against the Debtors or the Reorganized Uno Companies, the Debtors’ Estates or properties, or interests in properties of the Debtors or the Reorganized Debtors, (d) except to the extent provided, permitted, or preserved by sections 553, 555, 556, 559, 560, or 561 of the Bankruptcy Code or pursuant to the common law right of recoupment, asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from the Debtors or the Reorganized Uno Companies, the Debtors’ Estates or properties, or interests in properties of the Debtors or the Reorganized Uno Companies with respect to any such Claim or other debt or liability that is discharged or Interest or other right of equity interest that is terminated or cancelled pursuant to the Plan, and (e) taking any actions to interfere with the implementation or

Exhibit A - 41

consummation of the Plan; provided, however, that such injunction shall not preclude the United States of America, any State, or any of their respective police or regulatory agencies from enforcing their police or regulatory powers; and, provided, further, that except in connection with a properly filed proof of claim, the foregoing proviso does not permit the United States of America, any state, or any of their respective police or regulatory agencies from obtaining any monetary recovery from the Debtors or the Reorganized Uno Companies, or their respective property or interests in property with respect to any such Claim or other debt or liability that is discharged or Interest or other right of equity interest that is terminated or cancelled pursuant to the Plan, including, without limitation, any monetary claim or penalty in furtherance of a police or regulatory power.  Such injunction shall extend to all successors of the Debtors and the respective properties and interests in property of all of the successors.

10.5  Terms of Existing Injunctions or Stays

Unless otherwise provided in the Plan, the Confirmation Order, or a separate order of the Bankruptcy Court, all injunctions or stays arising under or entered during the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in such applicable order.

10.6  Exculpation

None of the Debtors, the Reorganized Debtors, the Majority Noteholder Group, the Senior Secured Notes Indenture Trustee, the Creditors’ Committee, Centre Partners, the Prepetition Lenders, the Prepetition Administrative Agent, the DIP Lenders, the DIP Agent, and any of their respective directors, officers, employees, managers, partners, members, attorneys, consultants, advisors, and agents (but solely in their capacities as such), shall have or incur any liability to any holder of a Claim or Interest or any other Entity for any act taken or omitted to be taken in connection with, related to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, implementation, confirmation, approval, or administration of the Plan or any compromises or settlements contained therein, the Disclosure Statement related thereto, the property to be distributed under the Plan, or any contract, instrument, release, or other agreement or document provided for or contemplated in connection with the consummation of the transactions set forth in the Plan; provided, however, that the foregoing provisions of this Section 10.6 shall not affect the liability of (a) any Entity that otherwise would result from any such act or omission to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct, including, without limitation, fraud and criminal misconduct, (b) the professionals of the Debtors, the Reorganized Debtors, the Majority Noteholder Group, or the Senior Secured Notes Indenture Trustee to their respective clients pursuant to applicable codes of professional conduct, or (c) any of such Entities with respect to any act or omission prior to the Petition Date, except as otherwise expressly set forth elsewhere in the Plan.  Any of the foregoing parties in all respects shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

10.7  Preservation of Causes of Action / Reservation of Rights

Exhibit A - 42

(a)  Except with respect to Released Actions, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver, release, or the relinquishment of any rights of Causes of Action that the Debtors or the Reorganized Debtors may have or which the Reorganized Debtors may choose to assert on behalf of their respective Estates under any provision of the Bankruptcy Code or any applicable nonbankruptcy law.

(b)  Except with respect to Released Actions, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver, release, or relinquishment of any Cause of Action, right of setoff, or other legal or equitable defense which the Debtors had immediately prior to the Petition Date, against or with respect to any Claim left unimpaired by the Plan.  The Reorganized Debtors shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff, and other legal or equitable defenses which they had immediately prior to the Petition Date fully as if the Chapter 11 Cases had not been commenced, and all of the Reorganized Debtors’ legal and equitable rights respecting any Claim left unimpaired by the Plan may be asserted after the Confirmation Date to the same extent as if the Chapter 11 Cases had not been commenced.

10.8  Injunction on Causes of Action

Except as provided in the Plan, as of the Effective Date, all non-Debtor entities are permanently enjoined from commencing or continuing in any manner, any Causes of Action, whether directly, derivatively, on account of or respecting any debt or Cause of Action of the Debtors or the Reorganized Debtors which the Debtors or the Reorganized Debtors, as the case may be, retain sole and exclusive authority to pursue in accordance with Section 10.7 of the Plan or which has been released pursuant to the Plan.

10.9  Releases By The Debtors

Effective as of the Confirmation Date, but subject to the occurrence of the Effective Date, to the extent permitted by applicable law, for good and valuable consideration, the Debtors and the Reorganized Debtors shall and shall be deemed to completely and forever release, waive, void, extinguish, and discharge all Released Actions (other than the rights to enforce the Plan and any right or obligation hereunder, and the securities, contracts, instruments, releases, indentures, and other agreements delivered hereunder or contemplated hereby), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise, that are based in whole or in part on any act, omission, transaction, event, or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, or the Plan that may be asserted by or on behalf of the Debtors or Reorganized Debtors or their respective Estates against the Released Parties; provided, however, that all Released Actions shall be retained in connection with the defense against any Claim asserted against the Debtors, provided that the retention of such Released Actions shall not result in any affirmative recovery for the Debtors or the Reorganized Debtors nor affect the Claims Purchase; provided, further, that the foregoing shall not operate as a waiver of or release from any causes of action arising out of the willful misconduct, intentional fraud,

Exhibit A - 43

or criminal conduct of any Entity as determined by a Final Order entered by a court of competent jurisdiction.

10.10  Releases By The Holders of Claims and Interests

Effective as of the Confirmation Date, but subject to the occurrence of the Effective Date, to the extent permitted by applicable law, for good and valuable consideration, each holder of a Claim that (a) (i) votes to accept the Plan (or is deemed to accept the Plan) and (ii) agrees to provide releases of the Released Parties under the Plan, or (b) otherwise has its Claim purchased pursuant to the Claims Purchase set forth herein, shall be deemed to release, waive, void, extinguish, and discharge, unconditionally and forever, all Released Actions (other than the rights to enforce the Plan, and any right or obligation under the Plan, and the securities, contracts, instruments, releases, indentures, and other agreements or documents delivered hereunder or contemplated hereby), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise, that are based in whole or in part on any act, omission, transaction, event, or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, or the Plan, that otherwise may be asserted against the Released Parties; provided, however, that the foregoing shall not operate as a waiver of or release from any causes of action arising out of the willful misconduct, intentional fraud, or criminal conduct of any such person or entity as determined by a Final Order entered by a court of competent jurisdiction.

ARTICLE XI

RETENTION OF JURISDICTION

11.1  Retention of Jurisdiction

The Bankruptcy Court shall retain and have exclusive jurisdiction over any matter arising under the Bankruptcy Code, arising in or related to the Chapter 11 Cases or the Plan, or that relates to the following purposes:

(a)  to resolve any matters related to the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease to which a Debtor is a party or with respect to which a Debtor may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment after the Effective Date of the Plan, to add any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected;

(b)  to enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan;

(c)  to determine any and all motions, adversary proceedings, applications, and contested or litigation matters that may be pending on the Effective Date or that, pursuant to the

Exhibit A - 44

Plan, may be instituted by the Reorganized Uno Companies prior to or after the Effective Date (which jurisdiction shall be non-exclusive as to any non-core matters);

(d)  to ensure that distributions to holders of Allowed Claims are accomplished as provided herein;

(e)  to hear and determine any timely objections to Claims and Interests, including any objections to the classification of any Claim or Interest, and to allow, disallow, determine, liquidate, classify, estimate, or establish the priority of or secured or unsecured status of any Claim, in whole or in part;

(f)  to resolve any Disputed Claims;

(g)  to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified, reversed, or vacated;

(h)  to issue such orders in aid of consummation of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;

(i)  to consider any modifications of the Plan, to cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(j)  to hear and determine all applications for awards of compensation for services rendered and reimbursement of expenses incurred prior to the Effective Date under sections 330, 331, and 503(b) of the Bankruptcy Code and any disputes related to the post-Effective Date fees and out-of-pocket expenses of counsel to the Creditors’ Committee incurred in connection with carrying out the provisions of the Plan;

(k)  to hear and determine disputes arising in connection with or relating to the Plan or the interpretation, implementation, or enforcement of the Plan or the extent of any Entity’s obligations incurred in connection with or released under the Plan;

(l)  to issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with the consummation, implementation, or enforcement of the Plan, the Confirmation Order, or any other order of the Bankruptcy Court;

(m)  to determine any other matters that may arise in connection with or are related to the Plan, the Disclosure Statement, the Confirmation Order, or any other contract, instrument, release, or other agreement or document created in connection with the Plan or the Disclosure Statement;

(n)  to recover all assets of the Debtors and property of the Debtors’ Estates, wherever located;

Exhibit A - 45

(o)  to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code (including the expedited determination of tax under section 505(b) of the Bankruptcy Code);

(p)  to determine the scope of any discharge of any Debtor under the Plan or the Bankruptcy Code;

(q)  to hear any other matter or for any purpose specified in the Confirmation Order that is not inconsistent with the Bankruptcy Code; and

(r)  to enter a final decree closing the Chapter 11 Cases;

provided, however, that the foregoing is not intended to (1) expand the Bankruptcy Court’s jurisdiction beyond that allowed by applicable law, (2) impair the rights of an Entity to (i) invoke the jurisdiction of a court, commission, or tribunal, including, without limitation, with respect to matters relating to a governmental unit’s police and regulatory powers, and (ii) contest the invocation of any such jurisdiction; provided, however, that the invocation of such jurisdiction, if granted, shall not extend to the allowance or priority of Claims or the enforcement of any money judgment against a Debtor or a Reorganized Debtor, as the case may be, entered by such court, commission, or tribunal, and (3) impair the rights of an Entity to (i) seek the withdrawal of the reference in accordance with 28 U.S.C. § 157(d) and (ii) contest any request for the withdrawal of reference in accordance with 28 U.S.C. § 157(d).

ARTICLE XII

MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

12.1  Modification of the Plan

The Plan Proponents reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan, the Plan Supplement, or any exhibits to the Plan at any time prior to entry of the Confirmation Order, including, without limitation, to exclude one (1) or more Debtors from the Plan; provided, however, that (a) any such amendments or modifications with respect to matters relating to the Claims Purchase or General Unsecured Claims shall be subject to the consent of the Creditors’ Committee, (b) any such amendments or modifications with respect to matters relating to the Consulting Agreement shall be subject to the consent of Centre Partners, and (c) any such amendments or modifications with respect to matters relating to the treatment of DIP Financing Claims shall be subject to the consent of the DIP Agent.  Upon entry of the Confirmation Order, the Plan Proponents may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, including, without limitation, to exclude one (1) or more Debtors from the Plan, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan; provided, however, that (a) any such amendments or modifications with respect to matters relating to the Claims Purchase or General Unsecured Claims shall be subject to the consent of the Creditors’ Committee and (b) any such amendments or modifications with respect to matters relating to the Consulting Agreement shall be subject to the consent of Centre Partners.  A holder

Exhibit A - 46

of a Claim that has adopted the Plan shall be deemed to have accepted the Plan as modified if the proposed modification does not materially and adversely change the treatment of the Claim of such holder.

12.2  Revocation or Withdrawal of the Plan

(a)  The Plan may be revoked or withdrawn by the Plan Proponents prior to the Effective Date.

(b)  If the Plan is revoked or withdrawn prior to the Effective Date, the Plan shall be deemed null and void.  In such event, nothing contained herein shall be deemed to constitute a waiver or release of any claims by the Debtors or any other Entity or to prejudice in any manner the rights of the Debtors or any other Entity in any further proceedings involving the Debtors.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

13.1  Effectuating Documents and Further Transactions

Each of the Debtors and the Reorganized Uno Companies is authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any securities issued pursuant to the Plan.

13.2  Withholding and Reporting Requirements

In connection with the consummation of the Plan and all instruments issued in connection herewith and distributed hereunder, the Debtors, the Reorganized Uno Companies, or any Disbursing Agent, as the case may be, shall comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.  Notwithstanding the above, each holder of an Allowed Claim that is to receive a distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution.  Any party issuing any instrument or making any distribution under the Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or disbursing party for payment of any such tax obligations.

13.3  Plan Supplement

Each of the documents contained in the Plan Supplement shall be acceptable in all respects to the Plan Proponents, to the extent any of such documents impact the Claims Purchase, the Creditors’ Committee, and, to the extent any of such documents impact the rights and duties of the Claims Purchasing Agent under the Claims Purchasing Agreement, the Claims

Exhibit A - 47

Purchasing Agent.  The Plan Supplement shall be filed with the Clerk of the Bankruptcy Court at least ten (10) days prior to the last day upon which holders of Claims may vote to accept or reject the Plan; provided, however, that the Plan Proponents may amend (a) Schedules A, B, and C through and including the Confirmation Date and (b) each of the other documents contained in the Plan Supplement, subject to Section 12.1 of the Plan, through and including the Effective Date in a manner consistent with the Plan and Disclosure Statement.  Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours.  Holders of Claims or Equity Interests may obtain a copy of the Plan Supplement on the Debtors’ website at www.kccllc.net/Uno.

13.4  Payment of Statutory Fees

All fees payable pursuant to section 1930 of title 28 of the United States Code shall be paid as and when due or otherwise pursuant to an agreement between the Reorganized Debtors and the United States Department of Justice, Office of the United States Trustee, until such time as a Chapter 11 Case for a Debtor shall be closed in accordance with the provisions of Section 13.17 of the Plan.  Notwithstanding Section 5.1 of the Plan, the Debtors shall pay all of the foregoing fees on a per-Debtor basis.

13.5  Payment of Post-Effective Date Fees of Senior Secured Notes Indenture Trustee and Claims Purchasing Agent

The Reorganized Debtors shall pay all reasonable fees, costs, and expenses incurred by the Senior Secured Notes Indenture Trustee after the Effective Date in connection with the distributions required pursuant to the Plan, including, but not limited to, the reasonable fees, costs, and expenses incurred by the Senior Secured Notes Indenture Trustee’s professionals in carrying out the Senior Secured Notes Indenture Trustee’s duties as provided for in the Senior Secured Notes Indenture.  In addition, the Reorganized Debtors shall pay all reasonable fees, costs, and expenses incurred by the Claims Purchasing Agent after the Effective Date, in accordance with the Claims Purchasing Agreement.  The foregoing fees, costs, and expenses of the Senior Secured Notes Indenture Trustee and the Claims Purchasing Agent shall be paid by the Reorganized Debtors in the ordinary course, upon presentation of invoices by the Senior Secured Notes Indenture Trustee and the Claims Purchasing Agent, respectively, and without the need for approval by the Bankruptcy Court.

13.6  Dissolution of Creditors’ Committees and Cessation of Fee and Expense Payment

Upon the Effective Date, the Creditors’ Committee shall dissolve automatically (except with respect to the resolution of Professional Compensation and Reimbursement Claims and matters related to the Claims Purchase and General Unsecured Claims, for which counsel to the Creditors’ Committee shall be entitled to reasonable fees and out-of-pocket expenses, to be paid in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court), and members thereof shall be released and discharged from all rights, duties, responsibilities, and liabilities arising from, or related to the Chapter 11 Cases and under the Bankruptcy Code.

Exhibit A - 48

13.7  Expedited Tax Determination

The Reorganized Debtors may request an expedited determination of taxes under section 505(b) of the Bankruptcy Code for all returns filed for, or on behalf of, such Reorganized Debtors for all taxable periods through the Effective Date.

13.8  Post-Effective Date Fees and Expenses

From and after the Effective Date, the Reorganized Debtors shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court, (a) retain professionals and (b) pay the reasonable fees and expenses (including reasonable professional fees and expenses) incurred by the Reorganized Debtors related to implementation and consummation of or consistent with the provisions of the Plan.

13.9  Substantial Consummation

On the Effective Date, the Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

13.10     Severability

If, prior to the Confirmation Date, any term or provision of the Plan shall be held by the Bankruptcy Court to be invalid, void, or unenforceable, including, without limitation, the inclusion of one (1) or more Debtors in the Plan, the Bankruptcy Court shall, at the request of the Plan Proponents, have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted.  Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation.  The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

13.11     Governing Law

Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent that an exhibit hereto or document contained in the Plan Supplement provides otherwise, the rights, duties, and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the Bankruptcy Code and, to the extent not inconsistent therewith, the laws of the State of New York, without regard to any conflicts of law provisions that would require the application of the law of any other jurisdiction.

13.12     Time

In computing any period of time prescribed or allowed by the Plan, unless otherwise set forth herein or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

Exhibit A - 49

13.13  Binding Effect

The Plan shall be binding upon and inure to the benefit of the Debtors, the holders of Claims and Interests, and their respective successors and assigns, including, without limitation, the Reorganized Debtors.

13.14  Solicitation of the Plan

As of and subject to the occurrence of the Confirmation Date:  (a) the Plan Proponents shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including without limitation, section 1125(a) and (e) of the Bankruptcy Code, and any applicable non-bankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation, and (b) the Debtors, the Majority Noteholder Group, the Creditors’ Committee, the DIP Agent, the DIP Lenders, the Senior Secured Notes Indenture Trustee, and holders of Allowed Senior Secured Notes Claims, and each of their respective directors, officers, employees, affiliates, agents, members, managers, partners, financial advisors, investment bankers, professionals, accountants, and attorneys shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of any securities under the Plan, and therefore are not, and on account of such offer, issuance, and solicitation shall not be, liable at any time for any violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of any securities under the Plan.

13.15  Exhibits/Schedules

All exhibits and schedules to the Plan, including the Plan Supplement, are incorporated into and are a part of the Plan as if set forth in full herein.

13.16  Notices

All notices, requests, and demands to or upon the Debtors or the Reorganized Debtors, the Creditors’ Committee, the Majority Noteholder Group, and the DIP Agent shall, to be effective, be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

If to the Debtors or the Reorganized Debtors, to:

Uno Restaurant Holdings Corporation
100 Charles Park Road
Boston, MA 02132
Facsimile No.: (617) 218-5375
Telephone:  (617) 323-9200
Attn:  Louie Psallidas

with a copy to:

Exhibit A - 50

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY  10153
Facsimile No.:  (212) 310-8007
Telephone:  (212) 310-8000
Attn:     Christopher Aidun
 Joseph H. Smolinsky

If to the Creditors’ Committee, to:

Cooley Godward Kronish LLP
1114 Avenue of the Americas
New York, NY 10036
Facsimile No.:  (212) 937-2151
Telephone:  (212) 479-6000
Attn:     Jay R. Indyke
Jeffrey Cohen

If to the Majority Noteholder Group, to:

Twin Haven Capital Partners, LLC
11111 Santa Monica Boulevard, Suite 525
Los Angeles, CA 90025
Facsimile No.:  (310) 689-5199
Telephone:  (310) 689-5100
Attn:    Robert Webster

Coliseum Capital Management, LLC
767 Third Avenue, 35th Floor
New York, NY 10017
Facsimile No.:  (212) 644-1001
Telephone:  (212) 488-5555
Attn:    Adam Gray

with a copy to:

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
Facsimile No.:  (212) 872-1002
Telephone:  (212) 872-1000
Attn:     Michael Stamer
Philip Dublin
Kristina Wesch

If to the DIP Agent, to:

Exhibit A - 51

Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
Facsimile No.:  (617) 951-8736
Telephone:  (617) 951-8117
Attn:     Julia Frost-Davies
Andrew J. Gallo

13.17  Closing of the Chapter 11 Cases

The Reorganized Debtors shall, promptly upon the full administration of the Chapter 11 Cases, file with the Bankruptcy Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Bankruptcy Court.

13.18  Section Headings

The section headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of the Plan.

Exhibit A - 52

13.19  Inconsistencies

To the extent of any inconsistencies between the information contained in the Disclosure Statement and the terms and provisions of the Plan, the terms and provisions contained herein shall govern.

Dated:	New York, New York May 7, 2010

Uno Restaurant Holdings Corporation and Its Affiliated Debtors and Debtors in Possession

		By:	/s/ Louie Psallidas
			Name:	Louie Psallidas
			Title:	Authorized Officer

Twin Haven Special Opportunities Fund II, L.P. Twin Haven Special Opportunities Fund III, L.P.

By: Twin Haven Capital Partners, LLC, as Investment Manager

		By:	/s/ Robert B. Webster
			Name:	Robert B. Webster
			Title:	Managing Member

Blackwell Partners, LLC

By: Coliseum Capital Management, LLC, as Attorney-in-Fact

		By:	/s/ Adam L. Gray
			Name:	Adam L. Gray
			Title:	Managing Director

Coliseum Capital Partners, L.P.

By: Coliseum Capital, LLC, Its General Partner

		By:	/s/ Adam L. Gray
			Name:	Adam L. Gray
			Title:	Managing Director

Exhibit A - 53

Exhibit B

Projected Financial Information

Uno Restaurant Holdings Corporation

Income Statement
($Thousands)

	FY2010E
	FY2010E	FY2011P	FY2012P	FY2013P	FY2014P
Net Restaurant Sales	$221,134	$213,219	$228,588	$249,616	$276,578
Consumer Product Sales	39,506	42,664	47,710	53,981	60,023
Franchising Income	6,305	6,408	6,630	7,231	8,206
Total Revenues	266,944	262,291	282,928	310,828	344,807
Food & Beverage	(67,906)	(67,049)	(73,126)	(81,412)	(91,445)
Labor Costs	(89,275)	(85,355)	(90,795)	(98,381)	(107,679)
Total Cost of Sales	(157,181)	(152,404)	(163,920)	(179,793)	(199,124)
Total Gross Profit	109,764	109,888	119,008	131,035	145,683
Occupancy Costs	(43,818)	(41,037)	(42,949)	(45,561)	(48,964)
Other Operating Costs	(23,840)	(23,963)	(26,338)	(28,894)	(32,102)
Advertising Costs	(5,204)	(5,006)	(5,299)	(5,688)	(6,188)
General & Administrative	(16,746)	(17,413)	(18,530)	(19,958)	(21,511)
Total Operating Costs	(89,608)	(87,419)	(93,116)	(100,101)	(108,766)
EBITDA	20,156	22,468	25,892	30,934	36,917
EBITDA Margin	7.6%	8.6%	9.2%	10.0%	10.7%
Pre-Opening Oasts	-	(500)	(875)	(1,500)	(1,750)
Depreciation & Amortization	(10,922)	(10,998)	(11,885)	(12,874)	(14,915)
Deferred Rent	(1,209)	(835)	(704)	(391)	(107)
Transaction Costs	(20,870)	-	-	-	-
Interest Expense	(10,625)	(5,965)	(5,689)	(5,427)	(5,679)
Gain on Transaction	151,547	-	-	-
Pre-Tax Earnings	128,078	4,170	6,739	10,742	14,466
Income Tax Provision	(1,523)	(1,668)	(2,696)	(4,297)	(5,787)
Net Income	$126,555	$2,502	$4,043	$6,445	$8,680

Exhibit B - 1

Uno Restaurant Holdings Corporation

Pro Forma Balance Sheet
($Thousands)

	Pre-Transaction 06/27/10	Adjustments	Pro Forma 06/27/10
Assets
Cash & Equivalents	$300	$-	$300
Accounts Receivable	4,646	-	4,646
Cash-Carveout	1,500	(1,500)	-
Pre-Paid & Other (1)	2,159	(375)	1,784
Inventories	3,160	-	3,160
Total Current Assets	11,764	(1,875)	9,889
Net PP&E	55,199	-	55,199
Intangible Assets	63,415	-	63,415
Deferred Financing Fee (Exit Financing)	-	540	540
Other Assets (2)	1,515	(518)	997
Total Long-Term Assets	120,129	22	120,151
Total Assets	$131,893	$(1,853)	$130,040
Liabilities & Equity
Accounts Payable	11,295	(5,138)	6,157
Accrued Expenses & Other (3)	29,462	(6,074)	23,388
Total Current Liabilities	40,757	(11,212)	29,545
DIP Revolving Credit Facility	5,634	(5,634)	-
Exit Revolving Credit Facility (4)	-	12,500	12,500
DIP Term Loan	27,000	(27,000)	-
Second Lien Notes	-	27,000	27,000
Bonds	141,853	(141,853)	-
Capital Lease Obligations	411		411
Total Long-Term Debt	174,898	(134,987)	39,911
Total Other Long-Term Liabilities	26,679	-	26,679
Total Liabilities	242,333	(146,198)	96,135
Shareholders' Equity	(110,441)	144,346	33,905
Total Liabilities & Equity	$131,893	$(1,853)	$130,040

________________________________________
Note: Does not incorporate fresh start accounting changes.
(1) Adjustment for retainers of professionals.
(2) Adjustment for deferred financing fee currently on the balance sheet.
(3) Accrued interest on bonds.
(4) Refinancing of DIP facility, plus additional draw to pay for administrative claims, transaction costs at close and fees related to exit financing.

Exhibit B - 2

Uno Restaurant Holdings Corporation

Balance Sheet
($Thousands)

	As at Fiscal Year Ending
	FY 2009A	FY 2010E	FY 2011P	FY 2012P	FY 2013P	FY 2014P
Assets
Cash & Equivalents	$231	$300	$300	$300	$7,028	$17,478
Accounts Receivable	5,132	5,028	5,789	5,989	6,857	7,191
Pre-Paid & Other	3,339	2,883	2,984	3,143	3,392	3,635
Inventories	4,301	3,330	3,534	3,861	4,469	4,950
Total Current Assets	13,003	11,541	12,606	13,293	21,746	33,253

Net PP&E	64,104	54,041	54,149	53,581	56,223	58,818
Intangible Assets	65,516	63,013	61,503	60,052	58,846	58,232
Deferred Financing Fee (Exit Financing)	-	513	405	297	189	81
Other Assets	1,947	497	497	614	833	833
Total Long-Term Assets	131,567	118,064	116,555	114,545	116,091	117,964
Total Assets	$144,570	$129,605	$129,161	$127,838	$137,837	$151,217
Liabilities & Equity
Accounts Payable	8,400	6,710	7,129	7,154	7,647	8,800
Accrued Interest, Expenses & Other	26,604	21,623	20,275	20,404	22,236	23,880
Total Current Liabilities	35,004	28,333	27,403	27,558	29,883	32,681
Pre-petition / DIP Revolving Credit Facility	15,450
Exit Revolving Credit Facility	-	10,728	7,375	291
Pre-petition / DIP Term Loan	14,250		-		-
Second Lien Notes	-	27,340	28,741	30,215	31,764	33,393
Bonds	141,643			-
Capital Lease Obligations	416	410	404	399	393	388
Total Long-Term Debt	171,759	38,477	36,520	30,905	32,158	33,781

Total Other Long-Terrn Liabilities	27,036	26,845	26,785	26,879	26,856	27,135

Total Liabilities	233,799	93,655	90,709	85,342	88,897	93,596

Shareholders’ Equity	(89,229)	35,950	38,452	42,495	48,941	57,620

Total Liabilities & Equity	$144,570	$129,605	$129,161	$127,838	$137,837	$151,217

________________________________
Note:  Does not incorporate fresh start accounting changes.

Exhibit B - 3

Uno Restaurant Holdings Corporation

Cash Flow Statement
($Thousands)

	Fiscal Year Ending
	FY 2010E	FY 2011P	FY 2012P	FY 2013P	FY 2014P
Net Income	$126,555	$2,502	$4,043	$6,445	$8,680
Depreciation	10,307	10,384	11,270	12,259	14,300
Amortization of Intangibles	1,615	1,510	1,451	1,206	615
Cancellation of Debt / Accounts Payable / Dfd. Financing Fees	(145,473)	-
Amortization of Dfd. Financing Fees	865	108	108	108	108
Amortization of Bond Discount	210				-
PIK Interest	340	1,402	1,474	1,549	1,629
Change in Accrued Interest	(1,563)	(137)	52	(16)	146
Change in Other Working Capital	536	(1,858)	(583)	616	1,595
Other Change in Other, Assets	500		(117)	(219)
Change in Deferred Rent	208	(59)	(132)	(200)	107
Change in Other Long-Term Liabilities	392		226	177	171
Total Operating Cash Flows	(5,508)	13,850	17,792	21,924	27,351
Total Investment Cash Flows(1)	(1,906)	(10,492)	(10,703)	(14,900)	(16,895)
Change in Term Loan / Second Lien Notes	12,750
Change in Capital Lease Obligations	(5)	(5)	(5)	(5)	(5)
Financing Fee (Exit Financing)	(540)
Change in Revolving Credit Facility	(4,722)	(3,353)	(7,084)	(291)
Total Financing Cash Flows	7,483	(3,358)	(7,089)	(297)	(5)

Change in Cash	$68	$-	$-	$6,728	$10,450

Beginning Cash	231	300	300	300	7,028
Ending Cash	300	300	300	7,028	17,478

______________________________
(1) Includes liquor license sale and capital expenditures.

Exhibit B - 4

Exhibit C

Liquidation Analysis for Debtors

Uno Restaurant Holdings Corporation

Income Statement
($Thousands)

Summary of Estimated Assets	Estimated Book Value	Estimated Rate			Estimated Liquidation Value			Note
		Low		High	Low		High
Cash and Cash Equivalents	$300	100.0%	-	100.0%	$300	-	$ 300	1
Cash Carve-Out	1,500	100.0%	-	100.0%	1,500	-	1,500	2
Accounts Receivable(A)	5,870	40.4%	-	60.4%	2,373	-	3,547	3
Inventories(A)	3,414	9.3%	-	26.5%	316	-	904	4
Prepaid Expenses(A)	1,738	7.3%	-	7.3%	127	-	127	5
Deferred Income Taxes(A)	869	0.0%	-	0.0%	0	-	0	6
Property & Equipment(A)	59,809	6.1%	-	10.3%	3,624	-	6,157	7
Franchise Related Assets(A)	55,797	32.9%	-	51.0%	18,359	-	28,437	8
Intangible Assets(A)	10,035	26.9%	-	32.3%	2,699	-	3,237	9
Other Assets(A)	1,473	22.4%	-	22.4%	330	-	330	10
Gross Liquidation Proceeds	$ 140,804	21.0%	-	31.6%	$ 29,628	-	$ 44,540

Summary of Estimated Costs					Low		High	Note
Less: Operating/Wind-down Costs					$(1,519)	-	$(1,877)	11
Less: Trustee Fees					(889)	-	(1,336)	12
Less: Broker Fees					(70)	-	(87)	13
Total Costs					(2,478)	-	(3,300)

Net Liquidation Proceeds					$ 27,150	-	$ 41,240

Summary of Estimated Claims	Estimated Claim(B)	Estimated % Recovery			Estimated Recovery
		Low		High	Low		High	Note
Revolver	$5,634							14
Letters of Credit	8,500							14
DIP Revolver	14,134	100.0%	-	100.0%	14,134	-	14,134	14

Term Loan	25,500				11,516	-	25,500	15
Carve-out for Professional Fees	1,500				1,500	-	1,500	15
DIP Term Loan	27,000	48.2	-	100.0%	13,016	-	27,000	15

Secured Noteholder Claims	148,074	0.0%	-	0.1%	0	-	106	16
Administrative Claims	5,829	0.0%	-	0.0%	0	-	0	17
Priority Tax Claims	5,707	0.0%	-	0.0%	0	-	0	18
General Unsecured Claims	40,900	0.0%	-	0.0%	0	-	0	19

_____________________________
(A) Implied Recovery.
(B) As of June 27, 2010, the assumed conversion date to a Chapter 7 liquidation.

Exhibit C - 1

MAJOR ASSUMPTIONS

The estimated book value of the Company’s assets was derived from a combination of the Debtors’ actual balances as of January 31, 2010, and projected balances as of June 27, 2010, the assumed date of the conversion to a Chapter 7 liquidation. January 31, 2010 has been assumed to be a reasonable proxy for the Company’s assets as they would exist at the time the Chapter 7 liquidation would commence. In addition, the net estimated liquidation proceeds are on a current value basis rather than net present value basis (unless otherwise noted) even though the Chapter 7 liquidation is expected to take place over a period of 6-12 months. The Debtors have assumed that their domestic and international franchise rights, as well as the royalty revenue stream will be sold on an expedited basis.

For purposes of this analysis, the assets of the Debtors have been placed into two groups. The first group consists of store operations and assets related to Uno Foods and includes: (i) cash and cash equivalents; (ii) accounts receivable (excluding those related to franchises); (iii) inventories; (iv) prepaid expenses; (v) deferred income taxes (including those related to franchises); (vi) property and equipment; (vii) intangible assets (excluding those related to franchises) and (viii) other assets. The second group of assets includes Uno’s trademarks, goodwill and intellectual property, including exclusive rights to the Uno name and logo, as well as certain assets related to the franchise business which will be owned by a potential acquirer of the Debtors’ franchise rights and royalty stream. Although this liquidation analysis is conducted on a consolidated basis, due to the existence of guarantees held by the DIP Lenders and the Senior Secured Noteholders as well as a reasonable allocation of Administrative Expenses, a liquidation analysis conducted on an entity by entity basis would not result in additional recoveries for holders of General Unsecured Claims against any individual Debtor.

A.	Proceeds from Liquidation of Assets

1.	Cash and Cash Equivalents
The amount shown is the projected balance as of June 27, 2010.

2.	Cash Carve-Out
Related to Carve-Out under the DIP facility. Recovery is assumed to be 100% as it is used to pay for professional fees.

3.	Accounts Receivable
Accounts receivable includes all receivables of the Debtors excluding those related to their franchises. Recovery for rebates is assumed to be between 67% and 90%. Recovery for all other accounts receivable is assumed to be between 40% and 60%.

4.	Inventory
The Debtors’ inventory consists of food, alcoholic and non-alcoholic beverages and paper products. Due to the perishable nature of much of the Debtors’ inventory, recovery is estimated at 5% to 25%. Paper products are branded with Company logos, thus limiting their value. Proceeds from the sale of paper goods are estimated at 5% to 25%. Alcoholic beverages may not be resold or transferred in many jurisdictions and recoveries are estimated at 20% to 30%.

5.	Prepaid Expenses
The only recovery of prepaid expenses relates to certain insurance deposits.

6.	Deferred Income Taxes
No recovery is expected.

7.	Property and Equipment

Exhibit C - 2

a.	The value of the Norwood land, building and equipment is based on a recent offer received for the property.
b.	Other buildings are located on sites that are part of ground leases; recovery is estimated to be 0%.
c.	Proceeds from the sale of leasehold improvements, furniture & fixtures and store equipment in a mass liquidation are estimated at $25,000 to $50,000 per store.
d.	Other property and equipment include automobiles, office equipment, computer equipment, construction in progress and equipment related to Uno Foods.

8.	Franchise Related Assets

Under a Chapter 7 liquidation, the Debtors believe the franchise business and related assets would be sold on an expedited business. Franchise related assets include certain receivables and the Debtors’ franchise agreements and trade name. The value of the franchise business is estimated assuming a buyer would pay a multiple of cash flow associated with the business and such buyer would require ownerships of Uno’s trademarks, goodwill and intellectual property, including exclusive rights to the Uno name and logo.

9.	Intangible Assets
Intangible assets not related to the franchises include:
a.	Customer relationships related to Uno Foods: Recovery is estimated to be 0% as Uno Foods is liquidated.
b.	Liquor licenses: The Debtors believe that its liquor licenses can be sold for between $2.5 million and $3.0 million in aggregate.
c.	Leases: The Debtors received estimates of the current fair market value of all their leases from a real estate consultant.

10.	Other Assets
Recovery is related to liquor deposits and gas cards.

B.	Estimated Costs

11.	Wind-Down Costs
The estimated time to perform the wind-down of the Estate is 6 to 12 months, including (i) sale of franchise business, (ii) sale of other assets, (iii) collection of accounts receivable and liquidation of inventory and (iv) liquidation of remain assets with value.

Costs to close each store are estimated to be $10,000 which includes personnel costs.

Personnel requirements:
a.	Management is needed to oversee the liquidation process.
b.
A controller and accountant are needed for closure and reconciliation of books including collection of all accounts receivable, review of accounts payable and the review and reconciliation of various creditor claims.

c.	Personnel related to franchise operations are required as the franchise operations are being sold.
d.	A real estate professional is required to oversee the sale of various assets.
e.	A legal professional is required to provide general legal advice during the Chapter 7 liquidation as well as to analyze various transaction documents.

Exhibit C - 3

Other costs include renting office space, maintaining information systems and other overhead for the corporate personnel during the wind-down process.

12.	Trustee Fees
A Chapter 7 Trustee would be appointed by Court. Chapter 7 Trustee fees have been estimated to be 3% of gross proceeds.

13.	Broker Fees
Broker fees have been estimated for the sale of the Norwood facility and the sale of leases with leasehold value greater than market value. Broker fees have been estimated as 5% of proceeds from the sale.

C.	Claims of the Estate (all Classes)

14.	DIP Revolver
Estimated balance of $14.1 million as of June 27, 2010. Includes projected outstanding balance and letters of credit.

15.	DIP Term Loan
Estimated balance of $27 million as of June 27, 2010. Includes Carve Out amount.

16.	Secured Noteholder Claim
Estimated balance of $148.1 million. Includes principal and accrued interest through the Petition Date.

17.	Administrative Claims
Estimated as follows:
a.	Accounts payable and post-petition rent withheld: $3.6 million
b.	Accrued payroll: $2.2 million
The analysis assumes that any post-petition severance claim would not be paid.

18.	Priority Tax Claims
Number shown is subject to significant uncertainties.

19.	General Unsecured Claims
Estimated as follows:
a.	Accounts payable: $3.7 million
b.	Real estate related: $29.2 million
i.	The number above may not factor in rent escalations for the calculation of 502(b)(6) Claims for certain leases
ii.	Claim amount has been reduced by projected draw on letters of credit
c.	General liability and litigation Claims: $1.7 million
d.	Rejection of executory contracts: $3.0 million
i.	The number is subject to significant uncertainties and all contracts may not have been included in the calculation
e.	Withdrawal liability from pension plan: $1.8 million

Exhibit C - 4

Exhibit D

Debtors’ Prepetition Organizational Chart

Uno Holdings, LLC
Uno Holdings II, LLC
Uno Restaurant Holdings Corporation
Uno Restaurants, LLC
Pizzeria Uno Corporation
Uno Foods Inc.
SL Properties, Inc.
Inactive Entities
Spencer Family
GE

Exhibit D - 1

Exhibit E

Ownership of Acquisition Parent Common Stock

	Share Ownership
	#	%
Centre Partners Entities:
Centre Carlisle UNO LP	1,360.00	2.70%
Centre Capital Investors IV LP	4,131.59	8.19%
Centre Capital Coinvestmt IV LP	563.55	1.12%
Centre Capital NQ Investors IV LP	783.65	1.55%
Centre Bregal Partners LP	26,252.25	52.03%
	33,091.04	65.59%
Spencer Family:
Aaron Spencer	10,009.49	19.84%
Lisa Spencer	1,251.19	2.48%
Mark Spencer	1,251.19	2.48%
	12,511.87	24.80%
Management:
Frank Guidara	1,500.00	2.97%
Alan Fox	1,000.00	1.98%
Bob Vincent	1,000.00	1.98%
William Golden	125.00	0.25%
George Herz	100.00	0.20%
Alan Labatte	50.00	0.10%
Roger Ahlfeld	25.00	0.05%
Chuck Kozubal	25.00	0.05%
Heyward Whetsell	25.00	0.05%
	3,850.00	7.63%
Co-Investors:
Gary Herbst & Alice Elliot Herbst	200.00	0.40%
Max Pine	100.00	0.20%
William Sinton	100.00	0.20%
Myra Turoff	250.00	0.50%
The Beckerman Living Trust	100.00	0.20%
Chestnut Hill Partners	250.00	0.50%
	1,000.00	1.98%
	50,452.908	100%

Exhibit E - 1

Exhibit F

Historical Audited and Unaudited Financial Statements of Uno Restaurant Holdings Corporation

Uno Restaurant Holdings Corporation
Consolidated Balance Sheets
(Unaudited)
(In thousands)
	March 28, 2010	September 27, 2009
Assets
Current assets:
Cash and cash equivalents	$378	$231
Restricted cash	1,499	-
Accounts receivable, net	6,257	5,132
Inventories	3,303	4,301
Prepaid expenses	1,258	2,470
Deferred income taxes	869	869

Total current assets	13,564	13,003

Property and equipment, net	57,316	64,104

Intangible assets, net	10,588	12,066
Indefinite-lived intangible assets	53,229	53,450
Other assets, net	1,739	1,947
	$136,436	$144,570
Liabilities and Shareholders' Deficit
Current liabilities:
Accounts payable	$5,249	$8,400
Accrued expenses	15,533	17,934
Accrued compensation and taxes	3,829	4,408
Accrued income taxes	136	76
Current portion of long-term debt	29,907	29,707
Total current liabilities	54,654	60,525

Long-term debt, net of current portion	405	142,052
Deferred income taxes	20,184	20,184
Other long-term liabilities	6,331	6,852
Prepetition liabilities subject to comprise	155,012	-
Prepetition liabilities not subject to comprise	5,811	4,186

Commitments and contingencies

Shareholders' Deficit:
Common Stock, 5.01 par value, 100 shares authorized, one
Share issued and outstanding in 2010 and 2009	-	-
Additional paid-in capital	43,912	43,912
Excess of purchase price over predecessor basis	(45,417)	(45,417)
Note receivable from shareholder	(717)	(717)
Accumulated deficit	(103,739)	(87,007)
Total shareholders' deficit	(105,961)	(89,229)
	$136,436	$144,570

Uno Restaurant Holdings Corporation
Consolidated Statements of Operations
(Unaudited)
(In thousands)
	Year To Date
	March 28, 2010	March 29, 2009
Revenues:
Restaurant sales	$99,905	$103,091
Consumer product sales	20,640	16,145
Franchise income	3,028	3,285
	123,573	122,521
Costs and expenses:
Cost of food and beverages	32,084	31,147
Labor and benefits	41,879	40,932
Occupancy costs	20,834	21,308
Other operating costs	12,618	11,576
General and administrative expenses	8,335	9,071
Depreciation and amortization	5,307	6,066
	121,057	120,100
Operating income	2,516	2,421

Interest and other expense	7,670	9,780
Restructuring costs	5,131	-
Loss from continuing operations before income taxes	(10,285)	(7,359)
Provision for income taxes	774	502
Net loss from continuing operations	(11,059)	(7,861)
Loss on discontinued operations, net of taxes	(4,300)	(1,886)
Net loss	$(15,359)	$(9,747)

Uno Restaurant Holdings Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)
	Year to Date
	March 28, 2010	March 29, 2009

Cash flows from operating activities:
Net loss	$(15,359)	$(9,747)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,307	6,066
Non-cash interest expense	781	743
Other non-cash expenses	1,376	1,356
Provision for deferred rent	594	189
Loss on disposal of property and equipment	1,952	203
Changes in operating assets and liabilities:
Accounts receivable	(1,125)	503
Inventories	998	482
Prepaid expenses and other assets	663	(1,456)
Accounts payable and other liabilities	6,322	(1,626)
Net cash provided by (used in) operating activities	1,509	(3,287)

Cash flows from investing activities:
Additions to property and equipment	(280)	(620)
Proceeds from sale of liquor license	221	-
Net cash used in investing activities	(59)	(620)
		-
Cash flows from financing activities:
Net proceeds from revolving line of credit	200	1,950
Principal payments on long-term debt	(3)	(254)
Proceeds from debtor in possession credit facility	33,900	-
Payoff of credit facility	(33,900)	-
Professional fee escrow account	(1,500)	-
Net cash (used in) provided by financing activities	(1,303)	1,696

Increase (decrease) in cash and cash equivalents	147	(2,211)
Cash and cash equivalents at beginning of period	231	2,457
Cash and cash equivalents at end of period	$378	$246

Uno Restaurant Holdings Corporation
Consolidated Statements of Shareholder's Deficit
(Unaudited)
(In Thousands, Except Share Data)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Excess of Purchase Price Over Predecessor Basis	Note Receivable From Shareholder	Accumulated Deficit	Total
Balance at September 27, 2009	1	$-	$43,912	$(45,417)	$(717)	$(87,007)	$(89,229)
Net Loss						$(15,359)	$(15,359)
Cumulative effect of changes in accounting principle						$(1,373)	$(1,373)
Balance at March 28, 2010	1	$-	$43,912	$(45,417)	$(717)	$(103,739)	$(105,961)